Form 40-F
Alderon Iron Ore Corp.
filed 2012-03-30
CIK 1484457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

 [    ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number: 001-33439

Alderon Iron Ore Corp.
(Exact name of Registrant as specified in its charter)

British Columbia (Province or other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Suite 1240, 1140 West Pender St., Vancouver, B.C.  Canada  V6E 4G1
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
1209 Orange Street
Wilmington, DE 19801
(866) 261-9756

 (Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Common Shares without par value	Name of Each Exchange on Which Registered Toronto Stock Exchange NYSE AMEX

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
For annual reports, indicate by check mark the information filed with this Form:

[X]  Annual information form                                                               [X]  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 84,717,514 common shares outstanding as at December 31, 2011

           Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such rule.

                     Yes _____     82-_____                                                           No                   X

           Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                                   Yes_____                                                                                 No                   X

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

             Yes_____                                                                      No_____

CAUTIONARY NOTE TO UNITED STATES INVESTORS

All resource estimates incorporated by reference in this Annual Report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report on Form 40-F or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

A.           Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2011.  See "Disclosure controls and procedures" in the Registrant's Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

B.           Management's Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.           Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.           Changes in Internal Control over Financial Reporting

See "Internal controls over financial reporting" in the Registrant's Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

E.           Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2011.

F.           Audit Committee Financial Expert

The Registrant’s board of directors (the "Board") has determined that it has at least one audit committee financial expert serving on its audit committee (the "Audit Committee"). Brad Boland has been determined to be an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act.  The Registrant's Board has also determined that all of the members of the Registrant's audit committee are independent within the meaning of Rule 10A-3 under the Exchange Act and as such term is defined by the rules and regulations of the NYSE Amex LLC ("Amex").

The Commission has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

G.           Code of Ethics

The Registrant has adopted a code of ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and other senior officers. The Registrant's code of ethics is available at the Registrant’s website at www.alderonironore.com.  In addition, the Registrant will provide a copy of its code of ethics to any person at no charge, upon request to the Corporate Secretary at the Registrant’s principal executive office stated on the cover of this Annual Report on Form 40-F.

H.           Principal Accountant Fees and Services

See "Audit Committee – External Auditor Service Fees" in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's external auditor are pre-approved by the audit committee of the Registrant.

I.           Off-Balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on  its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

J.           Tabular Disclosure of Contractual Obligations

See "Commitments and contingencies" in the Registrant's Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011, which is filed as Exhibit 1.3 to this Annual Report on Form 40-F.

K.           Critical Accounting Policies

See "Significant accounting policies and critical estimates and judgments" in the Registrant's Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

L.           Identification of Audit Committee

The Registrant has established a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Each of the following directors serves on the Audit Committee: Brad Boland, R. Bruce Humphrey and David J. Porter. The Board has determined that each of the members of the audit committee is independent as that term is defined by the rules and regulations of the Amex.

M.           NYSE Amex Corporate Governance

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. For a description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex see "NYSE Amex Corporate Governance" in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

N.           Interactive Data File

The Registrant is not currently required to submit to the Commission, nor post to its corporate website, an Interactive Data File.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

           Number                                          Document

1.1	Annual Information Form for the fiscal year ended December 31, 2011.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011.

1.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011.

23.1	Consent of Davidson & Company LLP dated March 30, 2012

23.2	Consent of Qualified Person dated March 30, 2012

23.3	Consent of Qualified Person dated March 30, 2012

23.4	Consent of Qualified Person dated March 30, 2012

23.5	Consent of Qualified Person dated March 30, 2012

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 30, 2012	ALDERON IRON ORE CORP. “Tayfun Eldem” By: __________________________________ Name: Tayfun Eldem Title: President & Chief Executive Officer

EXHIBIT INDEX

           Number                                                                            Document

1.1	Annual Information Form for the fiscal year ended December 31, 2011.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011.

1.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011.

23.1	Consent of Davidson & Company LLP dated March 30, 2012

23.2	Consent of Qualified Person dated March 30, 2012

23.3	Consent of Qualified Person dated March 30, 2012

23.4	Consent of Qualified Person dated March 30, 2012

23.5	Consent of Qualified Person dated March 30, 2012

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.