Form 40-F
Alderon Iron Ore Corp.
filed 2013-03-22
CIK 1484457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

 [    ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission File Number: 001-33439

Alderon Iron Ore Corp.
(Exact name of Registrant as specified in its charter)

British Columbia (Province or other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Suite 1240, 1140 West Pender St., Vancouver, B.C.  Canada  V6E 4G1  (604) 681-8030
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
1209 Orange Street
Wilmington, DE 19801
(866) 261-9756

 (Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Common Shares without par value	Name of Each Exchange on Which Registered Toronto Stock Exchange NYSE MKT LLC

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

The Registrant had 130,144,167 common shares outstanding as at December 31, 2012.

           Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such rule.

Yes ____	No X

           Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No ____

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ____	No ____

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

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report on Form 40-F or in the documents incorporated by reference may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

A.           Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  Rule 13a-15(e) also provides that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant is accumulated and communicated to the Registrant's management as appropriate to allow timely decisions regarding required disclosure.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2012.  See "Disclosure controls and procedures" in the Registrant's Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

B.           Management's Annual Report on Internal Control over Financial Reporting

See "Internal control over financial reporting" in the Registrant's Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

C.           Attestation Report of the Registered Public Accounting Firm

Under the Jumpstart Our Business & Startups Act (“JOBS Act”), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Registrant qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting.

D.           Changes in Internal Control over Financial Reporting

See "Internal control over financial reporting" in the Registrant's Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

E.           Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2012.

F.           Audit Committee Financial Expert

The Registrant’s board of directors (the "Board") has determined that it has at least one audit committee financial expert serving on its audit committee (the "Audit Committee"). Lenard F. Boggio has been determined to be an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act.  The Registrant's Board has also determined that all of the members of the Registrant's audit committee are independent within the meaning of Rule 10A-3 under the Exchange Act and as such term is defined by the rules and regulations of the NYSE MKT LLC ("NYSE MKT").

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

H.           Principal Accountant Fees and Services

See "Audit Committee – External Auditor Service Fees" in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2012, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

Audit Committee Pre-Approval Policies and Procedures

See "Audit Committee - Pre-Approval Policies and Procedures" in the Registrant's Annual Information Form for the fiscal year ended December 31, 2012, which was filed as Exhibit 1.1 to  this Annual Report on Form 40-F.

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

J.           Tabular Disclosure of Contractual Obligations

See "Commitments and contingencies" in the Registrant's Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, which is filed as Exhibit 1.3 to this Annual Report on Form 40-F.

K.           Critical Accounting Policies

See "Significant accounting policies and critical estimates and judgments" in the Registrant's Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

L.           Identification of Audit Committee

The Registrant has established a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Each of the following directors serves on the Audit Committee: Lenard F. Boggio, Brian Dalton and David J. Porter. The Board has determined that each of the members of the audit committee is independent as that term is defined by the rules and regulations of the NYSE MKT.

M.           NYSE MKT Corporate Governance

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. For a description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT see "NYSE MKT Corporate Governance" in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2012, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the fiscal year ended December 31, 2012

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2012

1.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012

1.4	Supplemental Agreement dated March 14, 2013 between Alderon Iron Ore Corp., Kami General Partner Limited, The Kami Mine Limited Partnership, Hebei Iron and Steel Group Co., Ltd. and HBIS International Holding (Canada) Co., Ltd.

23.1	Consent of KPMG LLP dated March 22, 2013

23.2	Consent of Davidson & Company LLP dated March 22, 2013

23.3	Consent of Paul Deering, P.Eng., P.Geo. dated March 22, 2013

23.4	Consent of Angelo Grandillo, Eng., M.Eng. dated March 22, 2013

23.5	Consent of Michael Kociumbas, P.Geo. dated March 22, 2013

23.6	Consent of Patrice Live, Ing. dated March 22, 2013

23.7	Consent of Richard Risto, M.Sc., P.Geo. dated March 22, 2013

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 22, 2013	ALDERON IRON ORE CORP. “Tayfun Eldem” By: __________________________________ Name: Tayfun Eldem Title: President & Chief Executive Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the fiscal year ended December 31, 2012.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2012.

1.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012.

1.4	Supplemental Agreement dated March 14, 2013 between Alderon Iron Ore Corp., Kami General Partner Limited, The Kami Mine Limited Partnership, Hebei Iron and Steel Group Co., Ltd. and HBIS International Holding (Canada) Co., Ltd.

23.1	Consent of KPMG LLP dated March 22, 2013

23.2	Consent of Davidson & Company LLP dated March 22, 2013

23.3	Consent of Paul Deering, P.Eng., P.Geo. dated March 22, 2013

23.4	Consent of Angelo Grandillo, Eng., M.Eng. dated March 22, 2013

23.5	Consent of Michael Kociumbas, P.Geo. dated March 22, 2013

23.6	Consent of Patrice Live, Ing. dated March 22, 2013

23.7	Consent of Richard Risto, M.Sc., P.Geo. dated March 22, 2013

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.