Form 20-F
Alderon Iron Ore Corp.
filed 2015-03-27
CIK 1484457

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________

Commission file number 001-35440

ALDERON IRON ORE CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1
(Address of principal executive offices)

Olen Aasen General Counsel and Corporate Secretary
Telephone:  (604) 681-8030,  Fax:  604-681-8039
Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on which registered
Common Shares, without par value	NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2014, 132,134,061 Common Shares of the issuer were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes                 ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes                 ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes                 ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes                 ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐                                                           Accelerated filer  ☐                                                      Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17                      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes                 ☑ No

ALDERON IRON ORE CORP.

FORM 20-F ANNUAL REPORT

i

INTRODUCTION

In this annual report on Form 20-F (“Annual Report”), except as otherwise indicated or as the context otherwise requires, the “Company”, “we”, “us” or “Alderon” refers to Alderon Iron Ore Corp. and its consolidated subsidiaries, as applicable.  The Company is a “foreign private issuer” as defined in

Rule 3b-4 of the Exchange Act (as hereinafter defined).  The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereof.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking information” within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this Annual Report includes, but is not limited to, statements with respect to: (i) the estimation of mineral resources and mineral reserves; (ii) the market and future price of iron ore and related products; (iii) anticipated outcome of future exploration activities; (iv) permitting time lines; (v) requirements for additional capital; (vi) optimization of the mine plan; (vii) development, construction and production timelines and estimates; (viii) the supply of power for the Kami Project (as defined herein); (ix) the results of the Feasibility Study including statements about estimated future production, future operating and capital costs, the projected IRR, NPV, payback period, construction timelines and production timelines for the Kami Project; (x) Alderon’s financing strategy for the development of the Kami Project, including the Senior Debt Facility (as defined herein); (xi) the future effects of environmental compliance requirements on the business of the Company; (xii) the implementation of the Company’s environmental and sustainability policies and plans; and (xiii) the statements in section 4.B Business Overview - General Development of Business – Three Year History – Development Subsequent to December 31, 2014 and Outlook – Outlook, including the anticipated amount, timing and successful completion of the Senior Debt Facility and other financing for the construction of the Kami Project, the expected timeline for the commencement of construction and its duration, the negotiation and conclusion of infrastructure contracts, implementation of agreements and ongoing consultation with aboriginal groups and initiatives to secure a second off-take partner.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this Annual Report is based on certain factors and assumptions regarding, among other things, the estimation of mineral reserves and resources, the realization of resource and reserve estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property (as defined herein) in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information including, without limitation, the following risks and uncertainties referred to under the heading “Item 3. Key Information—D. Risk Factors” in this Annual Report:

•	risks relating to the fact that the Company depends on a single mineral project;

•
risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property (as defined herein);

•
financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the development and construction activities at the Kami Property may not be available on satisfactory terms, or at all;

•	risks relating to variations in mineral resources and reserves, grade or recovery rates resulting from current exploration and development activities;

•	risks related to fluctuations in the price of iron ore as the Company’s future revenues, if any, are expected to be derived from the sale of iron ore;

•	risks related to a reduction in worldwide and specifically Chinese demand for iron ore which could result in lower prices and demand for iron ore;

•	the Company has no history of mining operations and no revenues from operations and expects to incur losses for the foreseeable future;

•	risks related to the Company relying on two customers for 100% of its expected iron ore concentrate production;

•	risks related to the Company obtaining various permits required to conduct its current and anticipated future operations;

•	risks related to unresolved land claims by various aboriginal groups;

•	risks related to disputes concerning property titles and interest;

•	risks relating to the ability to access rail transportation, sources of power and port facilities;

•	the Company is dependent on the support and cooperation of its partner to develop the Kami Project;

•
operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process;

•	risks related to the significant governmental regulation that the Company is subject to;

•	environmental risks;

•	reliance on key personnel;

•	risks related to increased competition in the market for iron ore and related products and in the mining industry generally;

•	risks related to potential conflicts interests among the Company’s directors and officers;

•	risks related to current global financial conditions;

•	land reclamation requirements may be burdensome;

•	risks associated with the acquisition of any new properties;

•	uncertainties inherent in the estimation of mineral resources;

•	the Company may become subject to legal proceedings; and

•	risks relating to the Company’s Common Shares (as defined herein).

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this Annual Report.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this Annual Report is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information and readers should also carefully consider the matters discussed under the heading “Item 3. Key Information—D. Risk Factors” in this Annual Report.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

REGARDING PREPARATION OF MINERAL RESOURCE AND RESERVE ESTIMATES

Unless otherwise indicated, all resource and reserve estimates included in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar (US$).  See Item 3.A “Key Information – Exchange Rates”.

DEFINITIONS

In the Annual Report unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth herein or therein:

“Agency” means Canadian Environmental Agency;

 “Alderon” or the “Company” means, unless the context otherwise requires, Alderon Iron Ore Corp., together with its subsidiaries and The Kami Mine Limited Partnership;

“Altius Minerals” means Altius Minerals Corporation;

“Altius” means Altius Resources Inc., a wholly owned subsidiary of Altius Minerals Corporation;

“Altius Option” means the exclusive right and option to acquire a 100% interest in the Kami Property, free and clear of all encumbrances, in accordance with the terms of the Altius Option Agreement and the Assignment Agreement;

“Altius Option Agreement” means the option agreement dated November 2, 2009, as amended on January 15, 2010, between Privco and Altius pursuant to which Privco held the Altius Option;

“Annual Report” means this Annual Report on Form 20-F;

 “Assignment Agreement” means the assignment agreement dated December 15, 2009 among Privco, Alderon and Altius, pursuant to which Privco assigned and Alderon assumed Privco's rights, title, interest, benefits, obligations and duties under the Altius Option Agreement;

“BBA” means BBA Inc.;

“Business Day” means a day, other than Saturdays, Sundays and statutory holidays, when the banks conducting business in the City of Vancouver, British Columbia, are generally open for the transaction of banking business;

“CIM” means Canadian Institute of Mining, Metallurgy and Petroleum;

“Common Share” means a common share in the capital of the Company;

“Computershare” means Computershare Investor Services Inc.;

“Definitive Agreements” means, collectively, the Hebei Subscription Agreement, the Investor Rights Agreement, the Off-Take Agreement, the Limited Partnership Agreement, the Shareholders Agreement and the Management Agreement;

“EAGC” means environmental, aboriginal, government and community expenses;

“EPCM Agreement” means the definitive Engineering, Procurement and Construction Management Agreement between the Limited Partnership and WorleyParsons dated April 30, 2013;

“Exchange” or “TSX” means the Toronto Stock Exchange;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Feasibility Study” or “FS” means the Technical Report;

“Hebei” means Hebei Iron & Steel Group Co., Ltd.;

“Hebei Canada” means HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei;

“Hebei Initial Investment” means the $119.9 million contributed by Hebei to the Limited Partnership;

“Hebei Private Placement” means the acquisition by Hebei of 19.9% of the outstanding Common Shares pursuant to the Hebei Subscription Agreement;

“Hebei Subscription Agreement” means the subscription agreement dated April 13, 2012, as amended August 13, 2012, between Alderon and Hebei whereby Hebei agrees to make a strategic investment in both Alderon and the Property in an aggregate amount of $182.2 million in exchange for 19.9% of the outstanding Common Shares of Alderon and a 25% interest in the Limited Partnership that was established to own the Property;

“Innu IBA” means the Impacts and Benefits Agreement between the Limited Partnership and the Innu Nation dated January 23, 2014;

“Innu Nation” means the Innu Nation of Labrador;

“Investor Rights Agreement” means the investor rights agreement dated August 31, 2012 between Alderon, Hebei and Hebei International Holding (Luxembourg) S.A.R.L., whereby, as a condition to Hebei completing the Hebei Private Placement, Alderon grants certain rights to Hebei and Hebei International Holding (Luxembourg) S.A.R.L.;

“Kami Project” or “Project” means the iron ore development project on the Kami Property located on the Kami Property in Newfoundland and Labrador;

“Kami Property” or “Property” means the Kamistiatusset property located in Newfoundland and Labrador;

“Labrador City Agreement” means the agreement between the Limited Partnership and the Town of Labrador City dated January 24, 2014;

“Limited Partnership” means The Kami Mine Limited Partnership, which is owned 25% by Hebei and 75%, directly and indirectly, by Alderon;

“Limited Partnership Agreement” means the limited partnership agreement dated August 31, 2012 between Kami General Partner Limited, Alderon, Hebei Canada and Hebei whereby the terms and conditions for forming and operating the Limited Partnership are set out;

“LMM” means Liberty Metals & Mining Holdings, LLC, a subsidiary of Liberty Mutual Group;

“LMM Convertible Note” means the senior secured promissory note in the principal amount of $22 million issued by the Limited Partnership to LMM and that is convertible into Common Shares at a price of $2.376 per Common Share;

“Management Agreement” means the management agreement dated August 31, 2012 between 0964896 B.C. Ltd., Hebei Canada and the Limited Partnership, whereby 0964896 B.C. Ltd. is engaged by the Limited Partnership to act as manager of the Kami Project and the iron ore mine to be developed on the Kami Project;

“MOU” means memorandum of understanding;

“Nalcor” means Nalcor Energy;

“Nalcor Agreement” means the Contribution Agreement between Nalcor and Alderon dated December 12, 2012, pursuant to which Nalcor performed Stage III engineering and assessment related to providing transmission and electrical plan and services associated with supply power to the Project;

“NCC” means Nunatukavut Community Council;

“NLH” means Newfoundland and Labrador Hydro, a subsidiary company of Nalcor;

“NLH Security Agreement” means the contract dated February 25, 2014 between the Limited Partnership and NLH, pursuant to which the Limited Partnership agrees to provide a total of $65 million in security deposits to NLH;

“NI 43-101” means National Instrument 43-101- Standards of Disclosure for Mineral Projects;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NYSE MKT” means NYSE MKT, LLC;

“Off-Take Agreement” means the iron ore off-take agreement dated August 31, 2012 between the Limited Partnership, Hebei and certain affiliates of Hebei listed therein, setting out the terms and conditions upon which Hebei and the named affiliates of Hebei will purchase iron ore concentrates from the Limited Partnership;

“Port” means the Port of Sept-Îles;

“Port Agreement” means the contract for users of the Port’s multi-user berth dated July 13, 2012 between Alderon and the Sept-Îles Port Authority to ship up to 8 million metric tonnes of iron ore annually via the new multi-user deep water dock facility that the Port is constructing;

“Power Purchase Agreement” means the contract dated February 19, 2014 between the Limited Partnership and NLH, pursuant to which NLH agrees to sell electrical power and energy to the Limited Partnership and the Limited Partnership agrees to purchase the same from NLH in accordance with the terms of the agreement;

“Privco” means 0860132 B.C. Ltd., a company incorporated under the laws of British Columbia;

“Privco Acquisition” means the acquisition by Alderon of the Privco Share from Mark J. Morabito in exchange for 5,000,000 Common Shares pursuant to the Acquisition Agreement;

“Privco Acquisition Agreement” means the share exchange agreement dated December 15, 2009 among Alderon, Privco and Mark J. Morabito in respect of the Privco Acquisition;

 “Privco Share” means one common share in the capital of Privco, representing all of the issued and outstanding shares of Privco;

“SEC” means the United States Securities and Exchange Commission;

“Senior Debt Facility” means the up to US$1 billion senior debt financing facility that will be used to finance the construction and start-up of the Kami Project;

“Stantec” means Stantec Consulting Ltd.;

“Shareholders Agreement” means the shareholders agreement dated August 31, 2012 between Kami General Partner Limited, Alderon and Hebei Canada pursuant to which the rights and obligations of Alderon and Hebei Canada, as shareholders of Kami General Partner Limited are set out;

“Technical Report” means the technical report entitled “Technical Report Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated effective December 17, 2012 and prepared by Angelo Grandillo, Eng, M.Eng. of BBA, Patrice Live, Ing., of BBA, Paul Deering, P. Eng., P. Geo of Stantec, Michael Kociumbas, B.Sc., P. Geo of WGM, and Richard W. Risto, M.Sc., P. Geo of WGM;

“Wabush Agreement” means the agreement between the Limited Partnership and the Town of Wabush dated March 25, 2014;

“WGM” means Watts, Griffis and McOuat Limited; and

“WorleyParsons” means WorleyParsons Canada Services Ltd.

LIST OF ABBREVIATIONS

In the Annual Report, unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following abbreviations have the meanings set forth herein or therein:

Three-dimensional......................................................................................................................................................3-D
Autogenous.................................................................................................................................................................AG
Allnorth Land Surveyors..................................................................................................................................Allnorth
All-Terrain Vehicle...................................................................................................................................................ATV
British Columbia..........................................................................................................................................................BC
Break-Even Milling Cut-Off Grade................................................................................................................BEMCOG
Bell Geospace Inc......................................................................................................................................................BGI
Capital Expenditure............................................................................................................................................CAPEX
Chemin de Fer Arnaud............................................................................................................................................CFA
Cut-Off Grade...........................................................................................................................................................COG
Diamond Drillhole...................................................................................................................................................DDH
Digital Elevation Model.........................................................................................................................................DEM
DGI Geosciences Inc................................................................................................................................................DGI
Differential Global Positioning System...............................................................................................................DGPS

Dry Metric Ton......................................................................................................................................................DMT
Direct Shipping Ore...............................................................................................................................................DSO
Davis Tube................................................................................................................................................................DT
Davis Tube Tails....................................................................................................................................................DTT
Environmental Assessment....................................................................................................................................EA
Environmental Impact Statement ............................................................................................................................IS
Engineering, Procurement, and Construction Management.......................................................................EPCM
Freight on Board ...................................................................................................................................................FOB
Feasibility Study.......................................................................................................................................................FS
Gemcom Software International Inc........................................................................................................GemcomTM
Gravity Gradient Instruments..............................................................................................................................GGIs
Global Positioning System....................................................................................................................................GPS
Government Service Centre..................................................................................................................................GSC
Hematite Iron Formation........................................................................................................................................HIF
Hematite-Silicate Iron Formation........................................................................................................................HSIF
Hematite Iron.........................................................................................................................................................hmFe
Inverse Distance........................................................................................................................................................ID
Integrated Geometallurgical Simulator.................................................................................................................IGS
Iron..............................................................................................................................................................................Fe
Iron Formation...........................................................................................................................................................IF
Iron Ore Company of Canada..............................................................................................................................IOC
Internal Rate of Return..........................................................................................................................................IRR
Kamistiatusset.....................................................................................................................................................Kami
Landdrill International Ltd..........................................................................................................................Landdrill
Lerchs-Grossman.....................................................................................................................................................LG
Light Detection and Ranging.........................................................................................................................LIDAR
Low Intensity Magnetic Separation................................................................................................................LIMS
Labrador Mining and Exploration Co. Ltd....................................................................................................LM&E
Life of Mine.........................................................................................................................................................LOM
Magnetite.............................................................................................................................................................Mag
Magnetite Iron..................................................................................................................................................magFe
Mira Geoscience..................................................................................................................................................Mira
Memorandum of Understanding.....................................................................................................................MOU
Manganese............................................................................................................................................................Mn
Newfoundland and Labrador...............................................................................................................................NL
Newfoundland and Labrador Refining Corporation...................................................................................NLRC
Net Present Value...............................................................................................................................................NPV
Overburden............................................................................................................................................................OB
Oxide Iron Formation...........................................................................................................................................OIF
Operating Expenditure....................................................................................................................................OPEX
Optical Televiewer.............................................................................................................................................OTV
Parrott Survey Limited..................................................................................................................................Parrott
Preliminary Economic Assessment.................................................................................................................PEA
Particle Size Distribution...................................................................................................................................PSD

Public Water Supply Area..........................................................................................................................PWSA
Quality Assurance.............................................................................................................................................QA
Quality Control...................................................................................................................................................QC
Québec, North Shore & Labrador............................................................................................................QNS&L
Rose Central........................................................................................................................................................RC
Rose North...................................................................................................................................................RN, NR
Run-of-Mine....................................................................................................................................................ROM
Rock Quality Designation..............................................................................................................................RQD
Satmagan............................................................................................................................................................Sat
Specific Gravity..................................................................................................................................................SG
SGS Minerals Services....................................................................................................................................SGS
Silicate Iron Formation.....................................................................................................................................SIF
SAG Power Index.............................................................................................................................................SPI
Stripping Ratios.................................................................................................................................................SR
Total Iron Content...........................................................................................................................................TFe
Tailings Management Facility.....................................................................................................................TMF
Whole Rock......................................................................................................................................................WR
Total Operating Grinding Energy..................................................................................................................WT
United States...................................................................................................................................................U.S.
Wilfley Table...................................................................................................................................................WT
X-Ray Fluorescence......................................................................................................................................XRF

UNITS OF MEASURE

In the Annual Report, unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following units of measure have the meanings set forth herein or therein:

Foot...................................................................................................................................................................',ft
Inches..............................................................................................................................................................″,in
Dollar...................................................................................................................................................................$
Dollar per tonne..............................................................................................................................................$/t
Degree.................................................................................................................................................................°
Micron.............................................................................................................................................................µm
Centimeter.......................................................................................................................................................cm
Hectare.............................................................................................................................................................ha
Kilogram...........................................................................................................................................................kg
Kilometer.........................................................................................................................................................km
Square kilometer............................................................................................................................................km²
Kilovolt.............................................................................................................................................................kV
Kilowatt-hours per tonne.......................................................................................................................kWh/t
Percent..............................................................................................................................................................%
Meter.................................................................................................................................................................m
Mile...................................................................................................................................................................mi
Million..............................................................................................................................................................M

Millimeter.......................................................................................................................................................mm
Million tonnes...............................................................................................................................................Mt
Mega Watt..................................................................................................................................................MW
Tonnes...............................................................................................................................................................t
Tonnes per hour............................................................................................................................................t/h
Metric tons tonnes or t
Short tons tons

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

3.A.           Selected Financial Data

Alderon’s selected consolidated financial data for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 was derived from its financial statements that have been audited by KPMG LLP in the case of fiscal years ended December 31, 2014, 2013 and 2012, and Davidson & Company LLP, in the case of fiscal years ended December 31, 2011 and 2010.  Both KPMG LLP and Davidson & Company LLP are registered with the Canadian Public Accountability Board and with the United States Public Company Accounting Oversight Board.

The selected consolidated financial data should be read in conjunction with and is qualified in its entirety by reference to the financial statements and notes thereto included elsewhere in this Annual Report and “Item 5. Operating and Financial Review and Prospects”.

To date, the Company has not recorded any revenues from operations, has no source of operating cash flows and no assurance that additional funding will be available to it for further development of the Kami Project. The Company does not have financial resources sufficient to cover all of its commitments for the coming year, which includes net amounts payable, as at December 31, 2014, necessary general and administrative costs through 2015, contractual obligations as at December 31, 2014 (in relation to anticipated equipment payments) and the remaining security deposits which could be required to be advanced to NLH, a subsidiary of Nalcor Energy, as of a date to be determined. Alderon has completed the engineering work required to commence construction at the Kami Project. The commencement of construction of the Kami Project is subject to the completion of the Company’s financing plan and project sanction by the Company’s Board of Directors. As the Kami Project’s required pre-construction engineering is substantially complete, Alderon has temporarily suspended any further work by its EPCM contractor. The Company’s internal project team is continuing to advance the Kami Project in preparation for the start of construction once the Company’s financing plan is completed. The Company has plans in place and is seeking to arrange the necessary funds in order to cover these obligations. Specifically, the Company continues to advance all of the elements of its financing plan, including debt and equity. There can be no assurance that management’s financing plan will be successful. These conditions and events indicate material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern.   See “Item 3. Key Information—D. Risk Factors.”

The information for years ended December 31, 2014, 2013, 2012, 2011 and 2010 in the following table is derived from its financial statements, which have been prepared in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
Revenue	--	--	--	--	--
Loss from Operations	$(12,448,250)	$(15,230,058)	$(71,778,922)	$(37,739,995)	$(12,414,479)
Net Loss and Comprehensive Loss	$(11,891,467)	$(13,579,041)	$(71,481,115)	$(36,443,078)	$(11,715,786)
Basic and Diluted Net Loss Per Share	$(0.06)	$(0.09)	$(0.65)	$(0.44)	$(0.32)
Dividends Per Share	--	--	--	--	--
Weighted Average Shares (#)1	130,334,975	130,144,167	109,493,640	82,615,947	36,624,142
Period-end Shares (#)	132,134,061	130,144,167	130,144,167	84,717,514	81,589,189
Working Capital (Deficit)	$37,669,099	$86,048,481	$41,144,234	$4,837,194	$23,521,006
Mineral Properties	$176,574,918	$138,645,822	$88,668,710	$88,668,710	$88,668,710
Convertible Debt	$18,852,378	--	--	--	--
Share Capital, Warrants and Conversion Options	$263,946,822	$259,143,095	$259,143,095	$149,573,447	$142,973,784
Total Equity	$242,975,761	$249,424,460	$140,490,935	$93,879,313	$113,494,006
Total Assets	$271,496,567	$263,825,015	$147,341,281	$101,629,367	$114,521,191
1	Under IFRS, basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Exchange Rates

The following table sets forth the high and low rates of exchange for the Canadian dollar for each month during the previous six months. The table also sets forth the average exchange rates for the Canadian dollar for the five most recent fiscal years ended December 31st.  The yearly average rate means the average of the exchange rates based on the daily rates during each fiscal period.

For purposes of this table, the rates of exchange are those quoted by the Bank of Canada.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. dollar.

Period	High (1)	Low (1)

February 2015	$1.2635	$1.2403
January 2015	$1.2800	$1.1679
December 2014	$1.1672	$1.1387
November 2014	$1.1452	$1.1191
October 2014	$1.1385	$1.1090
September 2014	$1.1219	$1.0821

Period	Average (2)
Fiscal year ended December 31, 2014	1.1084
Fiscal year ended December 31, 2013	1.0342
Fiscal year ended December 31, 2012	0.9937
Fiscal year ended December 31, 2011	0.9859
Fiscal year ended December 31, 2010	1.0341
(1)	Means the intra-day high/low rate during the period.
(2)	Means the average of the noon day rates on the last day of each month during the period.

The exchange rate was $1.2471 on March 26, 2015.

3.B.           Capitalization and Indebtedness

Not applicable

3.C.           Reasons for the Offer and Use of Proceeds

Not applicable

3.D.           Risk Factors

An investment in the securities of the Company may be regarded as highly speculative due to the nature of the Company's business and Company’s stage of development. The following risk factors, as well as risks currently unknown to the Company could materially affect the Company’s future results and could cause them to differ materially from those described in forward-looking information relating to the Company. Investors should give careful consideration to all of the information contained in this Annual Report and, in particular, to the following risk factors:

Risks Relating to the Business of the Company

Alderon depends on a single mineral project.

The Kami Property accounts for all of Alderon's mineral resources and mineral reserves and exclusively represents the current potential for the future generation of revenue. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate and few properties that are explored are ultimately developed into producing mines. Any adverse development affecting the Kami Property will have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

The successful start of mining operations at, and the development of, the Kami Project into a commercially viable mine cannot be assured.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company's control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render resources and deposits containing relatively lower grades of mineralization uneconomic.

There are numerous activities that need to be completed in order to successfully commence development and production at the Kami Project, including, without limitation: optimizing the mine plan; recruiting and training personnel; negotiating contracts for railway transportation and port loading and handling updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that Alderon will be able to recruit and train personnel, have available funds to finance construction and development activities, avoid potential increases in costs, negotiate railway transportation or port loading and handling on terms that would be acceptable to Alderon, or that Alderon will be able to update, renew and obtain all necessary permits to start or to continue to operate the Kami Project.  Most of these activities require significant lead times, and Alderon will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, at the Kami Project and would have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

As such, there can be no assurance that Alderon will be able to complete development of the Kami Project at all, or in accordance with any timelines or budgets that may be established due to, among other things, and in addition to those factors described above, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

There is no assurance that Alderon will ever achieve production or that Alderon will ever be profitable if production is achieved.

The Company does not have financial resources sufficient to cover all of its commitments for the coming year, therefore, material uncertainties exist that cast substantial doubt upon the Company's ability to continue as a going concern.

Alderon currently has limited financial resources, no cash inflows from production and negative operating cash flows. Although Alderon has completed the engineering work required to commence construction at the Kami Project, the commencement of construction of the Kami Project is subject to the completion of the Company’s financing plan.

The Company does not have financial resources sufficient to cover all of its commitments for the coming year and must secure sufficient funding to meet its existing commitments. In addition, further development and exploration of the Kami Property depends upon Alderon's ability to obtain financing through strategic partnerships, equity or debt financings, production-sharing arrangements or other dilutive or non-dilutive means. There is no assurance that Alderon will be successful in obtaining required financing on acceptable terms, or at all. If Alderon is unable to obtain additional financing it may consider other options, such as (i) selling assets, (ii) selling equity, or (iii) selling interests in the Kami Property. If Alderon raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interest of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price of Alderon's Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in earnings per share. Failure to obtain additional financing could result in an indefinite postponement of further exploration and development of the Kami Property and will have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

Alderon is pursuing a financing strategy for the Kami Project that includes obtaining the Senior Debt Facility to complete the construction and start-up of the Kami Project. The completion of the financing plan has taken longer than anticipated. There can be no assurance that Alderon will receive commitments from lenders for the Senior Debt Facility or that Alderon will be able to negotiate binding agreements with respect to the Senior Debt Facility. There can be no assurance that the Company will successfully conclude the Senior Debt Facility or any of its financing strategy. These conditions and events indicate material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. The failure of Alderon to enter into the Senior Debt Facility on reasonable terms, or at all, could delay construction and start-up of the Kami Project. The Company may be unable to continue its operations, which would have a material adverse effect on Alderon's business, financial position, results of operations and cash flows.

If the going concern assumption were not appropriate, adjustments to the carrying value of assets and liabilities, reported expenses and consolidated statement of financial position classifications would be necessary. Such adjustments could be material.

Mineral resource and reserve calculations are only estimates.

Any figures presented for mineral resources and mineral reserves in this Annual Report, the documents incorporated by reference herein and the Technical Report are only estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources as they are determined based on assumed future prices, cut off grades and operating costs. Until mineral reserves or mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any part of the Kami Project to development, Alderon must rely upon estimated calculations as to the mineral reserves, mineral resources and grades of mineralization on the Kami Property.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates.  Estimates of mineral resources are, to a large extent, based on the interpretation of geological data obtained from drillholes and other sampling techniques. This information is used to calculate estimates of the configuration of the mineral resource, expected recovery rates, anticipated environmental conditions and other factors. As a result, mineral resource estimates for the Kami Property may require adjustments or downward revisions based upon further exploration or development work or upon actual production experience, thereby adversely impacting the economics of the Kami Property. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Any material change in the quantity of mineralization, grade or ore to waste ratio may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

Changes in the market price of iron ore, which in the past has fluctuated widely, will affect the projected results of Alderon's operations, financial position and cash flows.

Alderon's revenues in the future, if any, are expected to be derived in large part from the sale of iron ore. The price of this commodity has fluctuated widely in recent years and is affected by factors beyond the control of Alderon, including, but not limited to international economic and political trends, changes in industrial demand, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economies, interest rates, global and local economic health and trends, speculative activities, the availability and cost of substitutes and changes in the supply of this commodity due to new mine developments and mine closures. All of these factors, which are impossible to predict with certainty, will impact the viability of the Kami Property.

Reduction in Chinese demand may negatively impact Alderon's operations and financial condition.

China has been a significant driver of global demand for minerals and metals, especially iron ore.  China’s demand for iron ore has been driving global materials demand over the past decade.  A slowing in China’s economic growth could result in lower prices and demand for iron ore.  China is increasingly seeking strategic self-sufficiency in key commodities, including investments in existing businesses or new developments in other countries. These investments may adversely impact future iron ore demand and supply balances and prices.  Any declines in the price of iron ore demand for iron ore may have a material adverse effect on the Company’s financial condition and results of operations.

Alderon has no history of mining operations and no revenue from operations.

Alderon has no history of mining operations and to date has generated no revenue from operations.  As such, Alderon is subject to many risks common to such enterprises, including but not limited to under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues.  There is no assurance that it will successfully produce iron ore, generate revenue, operate profitably or provide a return on investment in the future. Other factors mentioned in this Annual Report may also prevent Alderon from successfully operating a mine.

Alderon has a history of losses and expects to incur losses for the foreseeable future.

Alderon has incurred losses since its inception and expects to incur losses for the foreseeable future. Alderon expects to continue to incur losses unless and until such time as the Kami Project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Kami Project will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and Alderon's acquisition of additional properties. Some of these factors are beyond Alderon's control. There can be no assurance that Alderon will ever achieve profitability.

Alderon currently relies on only two customers for 100% of its expected iron ore concentrate production.

The Company currently relies on two significant customers for 100% of the Company’s expected output of 8 Mt of iron ore concentrate annually once the commencement of commercial production occurs. The Company has entered into the Off-Take Agreement with Hebei, a related party who owns 25% of the Limited Partnership and 19.87% of the Common Shares. As part of this agreement, upon the commencement of commercial production, Hebei is obligated to purchase 60% of the actual annual production from the Kami Property, up to a maximum of 4.8 Mt of the first 8.0 Mt of iron ore concentrate produced annually at the Property. In addition, the Company entered into the Glencore Agreement with respect to an off-take transaction pursuant to which Glencore will acquire all of actual annual production from the Kami Project that has not been allocated to Hebei. As noted above, Glencore will be obligated to purchase upon the commencement of commercial production, 40% of the actual annual production from the Kami Project up to a maximum of 3.2 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project.

As a result of reliance on these two customers for the entirety of the Company’s iron ore production, the Company could be subject to adverse consequences if Hebei or Glencore breach their purchase commitments.

Alderon requires various permits in order to conduct its current and anticipated future operations, and any delays in obtaining or a failure to obtain such permits, or a failure to comply with the terms of any such permits that Alderon has obtained or will obtain, could have a material adverse impact on Alderon.

Alderon's current and anticipated future operations, including further exploration, evaluation and development activities and commencement of production on the Kami Project, require permits from various Canadian federal, provincial, and local government authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables, certain of which are not within Alderon's control.

Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could affect the permitting timeline of the Kami Project.  Other factors that could affect the permitting timeline include (i) the number of other large-scale projects currently in a more advanced stage of development which could slow down the review process for the Kami Project and (ii) significant public response regarding the Kami Project.  There can be no assurance that all permits which Alderon requires for its development activities and construction of mining facilities and the conduct of mining operations will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such permits, or the expiry, revocation or a failure to comply with the terms of any such permits that Alderon has obtained, could have a material adverse impact on Alderon.

The Kami Property falls within an area that is subject to unresolved land claims by various aboriginal groups, and issues in the consultation process may adversely impact Alderon's operations.

The Company conducts its operations in western Labrador in the Province of Newfoundland and Labrador in an area of overlapping claims of traditional territory.  The conflicting claims of asserted traditional rights between aboriginal groups, may have an impact on the Company’s ability to develop the Kami Property and could create delays in project approval, unexpected interruptions in project progress and result in additional costs to advance the project. The boundaries of the traditional territorial claims by these groups, if established, may impact on the areas which constitute the Kami Property. Mining licenses and their renewals may be affected by land and resource rights negotiated as part of any settlement agreements entered into by governments with aboriginal groups.

Section 35 of the Constitution Act, 1982 recognizes and affirms existing aboriginal and treaty rights. There have also been significant judicial decisions which have impacted the relationship of aboriginal peoples with government. Government activities cannot infringe upon aboriginal rights unless there is proper justification. When development is proposed in an area to which an aboriginal group asserts aboriginal rights and titles, and a credible claim to such rights and titles has been made, a developer may be required to conduct consultations concerning the proposed development with the aboriginal group that may be affected by the project.

Consultations can vary depending on the nature of the aboriginal right affected and the degree of impact. The results of the consultations may conclude that the interests of the aboriginal group be accommodated wherever appropriate. Obligations can range from information sharing to provisions for the participation of the aboriginal group in the development and compensation for impacts. Consultation must be meaningful with the view to accommodating the interests of the aboriginal group affected.

The Innu Nation of Labrador is the only aboriginal party with a land claim that has been accepted by the Government of Newfoundland and Labrador. The Innu Nation claim aboriginal rights and title to land and resources in an area of western Labrador.  The Agreement in Principle between the Innu Nation, Government of Newfoundland and Labrador and the Federal Government outlines the areas claimed by the Innu Nation.  Although the Kami Property falls outside of all the lands identified by the Agreement in Principle, it does fall within the traditional territory claimed by the Innu Nation.

The Québec Innu communities of Matimekush-Lac Jean near Schefferville, and Uashat mak Mani-Utenam, near Sept-Iles, assert aboriginal rights and claim title to lands in the Project area. These claims were accepted for negotiation by the Government of Canada in 1979 and by the Government of Québec in 1980 and negotiations have taken place with regard to the Québec part of the claim. Progress at the Federal level broke off in 2008 and has yet to be restarted. The claims have not been accepted by the Government of Newfoundland and Labrador. No land claim settlement agreements have been reached between Canada or the Province of Newfoundland and Labrador with the Innu of Québec. The asserted claim areas encompass the Kami Property.

In March 2010, the Federal Minister of Indian and Northern Affairs proposed creating a forum for talks between the Innu residing both in Québec and in Newfoundland and Labrador regarding their overlapping land claims. Canada is currently negotiating land and resource rights with the Innu of Labrador.

The Naskapi Nation located at Kawawachikamach, Québec, about 25 kilometres northeast of Schefferville, has concluded a settlement agreement with Canada and the Province of Québec with respect to land claims in Québec in proximity to the Schefferville projects area. In 1978 the Naskapi entered into a comprehensive land claim agreement, called the North-eastern Québec Agreement, which resolved these claims in parts of Québec, including the Schefferville projects area.

The Naskapi Nation asserts traditional rights in part of Labrador, but this claim has not been accepted by Government of Canada or by Newfoundland and Labrador. No land claim settlement agreement has been reached between Canada or the Province of Newfoundland and Labrador with the Naskapi Nation with respect to asserted claims in Labrador.

The NunatuKavut (formerly Labrador Metis Nation) is administered by the NCC. While the NCC has had an asserted land claim in Labrador since the 1980s, this claim has not been accepted for negotiation by the federal or provincial governments. The boundary of the asserted NunatuKavut traditional territory includes central, western, and southern Labrador. This territory includes the communities of Labrador City and Wabush, located approximately 10 km east of the Kami Property site.

Alderon has developed and initiated a comprehensive consultation and engagement process with the five aboriginal groups located in proximity to the Kami Project that is designed to meet or exceed the requirements of the delegated procedural aspects of the Crown’s duty to consult with aboriginal groups in proximity to the Kami Project. Coordination with the Federal and Provincial governments is ongoing throughout the process to ensure the Crown is kept aware of progress with each group and to ensure that Alderon is confident that the Crown is fulfilling their consultative duties.

 Mitigation of Project effects in the form of accommodation will be determined through ongoing consultative efforts and will be commensurate with the predicted effects on the asserted rights of each group.  There can be no guarantee that the unsettled nature of land claims in Newfoundland and Labrador will not create delays in Project approval or unexpected interruptions in Project progress or result in additional costs to advance the Project. As of the date of this Annual Report, Alderon has concluded agreements with the Innu Nation of Labrador and the NunatuKavut pursuant to which these groups will provide their support for the Kami Project in return for certain benefits.

Title and other rights to the Kami Property cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

Alderon cannot guarantee that title to the Kami Property will not be challenged. Alderon may not have, or may not be able to obtain, all necessary surface rights to develop the Kami Property. Title insurance generally is not available for mineral properties, and Alderon's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions comprising the Kami Property may be severely constrained. The Kami Property may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Alderon has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in Alderon being unable to operate on all or part of the Kami Property as permitted or being unable to enforce its rights with respect to all or part of the Kami Property. This could result in Alderon not being compensated for its prior expenditures relating to the property. In addition, Alderon's ability to continue to explore and develop the property may be subject to agreements with other third parties including agreements with aboriginal groups. For instance, Alderon has concluded agreements with the Innu Nation of Labrador and the NunatuKavut pursuant to which these groups will provide their support for the Kami Project in return for certain benefits (see Item 4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2014 Developments – Impacts and Benefits Agreement signed with Innu Nation of Labrador” and “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2013 Developments –  Community Participation Agreement with Nunatukavut Community Counsel”).

Alderon needs to enter into contracts with external service and utility providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine at the Kami Project, Alderon will need to negotiate and conclude various agreements with external service and utility providers for rail transportation, power and port loading and handling, and these are important determinants that affect capital and operating costs.

The Company’s future operations will require rail transportation from the Kami Project to the Port of Sept-Îles and ship berthing, storage and loading facilities at such Port.  The Company has not yet concluded agreements with the relevant rail companies necessary for the transportation and handling of the Company’s planned production of iron ore. The Company has an agreement to ship iron ore through the Port but has not yet concluded an agreement for loading and handling of iron ore at the Port.  There can be no assurance that agreements will be concluded on acceptable terms, or at all. In addition, the agreement with the Port is based on the construction of a new multi-user facility which has not yet been completed. There is a risk that the new multi-user facility may be delayed or may not be completed at all. The inability to conclude any agreements noted above, or a delay in or failure to complete the construction of the new multi-user facility at the Port, could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine at the Kami Project unviable.

Although low-cost power from a major hydroelectric development at Churchill Falls to the east is currently transmitted into the Wabush region for the other existing mining operations, the current availability of additional electric power on the existing infrastructure in the region is limited. Nalcor has provided Alderon with the confirmation that Nalcor will be able to supply power to the Kami Project and the Power Purchase Agreement has been concluded. However, in order to supply power to the Kami

Project, a new transmission line from Churchill Falls to Labrador West is required. Nalcor has confirmed that this line will be constructed; however, there is no certainty that the construction of the new transmission line will be complete in time for initial production from the Kami Project. In the event that this occurs and Nalcor cannot provide power to the Kami Project from other sources, this could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine on the Kami Property unviable.

Alderon is dependent on third parties that participate in the development of the Kami Project.

Alderon's success depends on the efforts and expertise of third parties with whom it has contracted. Alderon has entered into Definitive Agreements with Hebei through which the parties fund the Kami Project (more particularly described under “Year ended December 31, 2012 Developments – Strategic Investment by Hebei”). Pursuant to the terms of the Definitive Agreements, Hebei owns 25,858,889 Common Shares of the Company and a 25% interest in the limited partnership that was established to own the Kami Property. Alderon is dependent on contributions or support from Hebei to fund and develop of the Kami Project. Hebei may have different priorities which could impact the timing and cost of development of the Kami Project. Hebei may also be in default of a Definitive Agreement with Alderon, without its knowledge, which may put the Kami Project at risk. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Alderon's ability to achieve its business plan, profitability, or the viability of Alderon’s interests held with third parties, which could have a material adverse impact on Alderon’s business, future cash flows, earnings, results of operations and financial condition: (i) disagreement with Hebei on how to develop and operate the Kami Project efficiently; (ii) inability to obtain Hebei approval for certain strategic decisions made in respect of the Kami Project; (iii) inability of Hebei to meet its obligations to the Kami Project or third parties; and (iv) litigation with Hebei regarding joint business matters.

Mining operations generally involve a high degree of risk.

In the event that the Kami Project commences mining operations, there are significant risks associated with these mining operations. Alderon’s mining operations are subject to all of the hazards and risks normally encountered in the exploration for and development and production of metals, including, but not limited to: unusual and unexpected geologic formations, environmental hazards, seismic activity, rock bursts, cave-ins, structural collapse, fire, flooding, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, industrial accidents, the unavailability of materials and equipment including fuel, labour force disruptions, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions and other conditions involved in the drilling and removal of material, these and other hazards may cause damage to, or destruction of, all or part of the Kami Project and other facilities, injuries or death to employees, contractors or other persons at the Company's mineral properties, severe damage to and destruction of the Company's property, plant and equipment, and contamination of, or damage to, the environment, and may result in the suspension of the Company's exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company's operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the closing of the Kami Project. If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company, the Company's financial performance, financial position and results of operations could be materially adversely affected.

Although Alderon maintains insurance to protect against certain risks, insurance will not cover all of the potential risks associated with the Company’s operations. Alderon also may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Alderon or to other companies in the mining industry on acceptable terms. Alderon might also become subject to liability for pollution or other hazards against which it may not be insured or that Alderon may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Alderon to incur significant costs that could have a material adverse effect upon its financial position, results of operations and cash flows.

Alderon is subject to significant governmental regulation.

Alderon's operations and exploration and development activities in Canada are subject to extensive federal, provincial, and local laws and regulation governing various matters, including, but not limited to: environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, mining royalties, management of tailings and other waste generated by operations, regulations concerning business dealings with aboriginal groups, labour standards and occupational health and safety including mine safety, and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in Alderon incurring significant expenditures. Alderon may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause Alderon to incur additional expense, capital expenditures, restrictions on or suspensions of Alderon's operations and delays in the development of the Kami Project.

Alderon's activities are subject to environmental laws and regulations that may increase Alderon's costs of doing business and restrict the Company’s operations.

All of Alderon's exploration, potential development and production activities in Canada are subject to regulation by governmental agencies under various environmental laws including with respect to, air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of Alderon and may cause material changes or delays in Alderon's intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect Alderon's business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of Alderon's business, causing Alderon to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Environmental hazards may exist on the Kami Property that are unknown to Alderon at the present time and that have been caused by previous owners or operators or that may have occurred naturally. Alderon may be liable for remediating such damage.

Alderon may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth.

Alderon is dependent on the services of key executives including Alderon's Executive Chairman, President & Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing Alderon's interests and the advancement of the Kami Property and on identifying new opportunities for growth and funding. Due to Alderon's relatively small size, the loss of these persons or Alderon's inability to attract and retain additional highly skilled employees, on a timely basis or at all, required for the development of Alderon's activities may have a material adverse effect on Alderon's business or future operations.

In addition, Alderon anticipates that if it brings the Kami Property into production and, where appropriate, acquires additional mineral rights, Alderon will experience significant growth in its operations. Alderon expects this growth to create new positions and responsibilities for management and technical personnel and to increase demands on its operating and financial systems. There can be no assurance that Alderon will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to attract such qualified personnel to manage growth would have a material adverse effect on Alderon's business, financial position, results of operations and cash flows.

Increased competition could adversely affect Alderon's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing iron ore or other metals. Alderon may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than Alderon. Alderon also may encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition for exploration resources and services at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect Alderon's ability to attract necessary capital funding or to acquire suitable producing properties or prospects for mineral exploration in the future. If Alderon is unsuccessful in acquiring additional mineral properties or services or qualified personnel it will not be able to grow at the rate it desires, or at all. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Conflicts of interest may arise among the Company's directors and officers as a result of their involvement with, or shareholdings in, other mineral resource companies.

Certain of Alderon's directors and officers also serve as directors or officers, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities (as more particularly described under “Directors and Officers – Conflicts of Interest”). To the extent that such other companies may participate in ventures in which Alderon may participate in, or in ventures which Alderon may seek to participate in, its directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where the Company's directors and officers have an interest in other companies, such other companies may also compete with Alderon for the acquisition of mineral property investments. Such associations may give rise to conflicts of Alderon's directors and officers and may result in a material and adverse effect on its profitability, results of operation and financial condition. As a result of these potential conflicts of interest, Alderon may miss the opportunity to participate in certain transactions, which may have a material adverse effect on its financial position. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any interest which they may have in any project or opportunity of the Company, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director.

General economic conditions may adversely affect Alderon's growth, future profitability and ability to finance.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A worsening or slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect Alderon's growth and ability to finance its operations.

Land reclamation requirements for the Kami Property may be burdensome.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•           treat ground and surface water to drinking water standards;

•           control dispersion of potentially deleterious effluents; and

•           reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with exploration, potential development and production activities, Alderon must allocate financial resources that might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase the Company's obligations to perform reclamation and mine closing activities.  If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Risks inherent in acquisitions of new properties.

Alderon may actively pursue the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, Alderon may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential loss of key employees or key employees of any business acquired;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;

•	decline in the value of acquired properties, companies or securities;

•	assimilating the operations of an acquired business or property in a timely and efficient manner;

•	maintaining the Company’s financial and strategic focus while integrating the acquired business or property;

•	implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

•	to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow (if any) if such acquisitions involve a cash consideration. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s Common Shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that any future acquisitions will be successfully integrated into the Company’s existing operations.

Any one or more of these factors or other risks could cause Alderon not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on its financial condition.

Uncertainty exists related to inferred mineral resources.

There is a risk that inferred mineral resources referred to in this Annual Report cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.  See “Cautionary Note to U.S. Investors” above.

Alderon may become subject to legal proceedings.

Due to the nature of its business, the Company may become subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Risks Relating to Alderon’s Common Shares

Alderon’s securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies such as, the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities. There can be no assurance that fluctuations in Alderon’s share price will not occur. It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of Common Shares may be affected by such volatility.  A substantial decline in the price of the Common Shares of the Company that persists for a significant period of time could cause the Company's Common Shares to be delisted from an exchange, further reducing market liquidity.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Alderon has never paid dividends and does not intend to pay dividends in the foreseeable future.

No dividends on the Company’s Common Shares have been declared or paid by Alderon to date. Alderon does not currently anticipate that dividends will be declared in the foreseeable future. Payment of future dividends, if any, will be at the discretion of Alderon's Board of Directors after taking into account many factors, including Alderon's operating results, financial condition and current and anticipated cash needs.

Future sales or issuances of equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce the Company's earnings per share.

Alderon may sell additional equity securities in subsequent offerings and may issue additional equity securities to finance its operations, exploration, development, acquisitions or other projects. Alderon cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share.  A decline in the market prices of Company's securities could impair the Company's ability to raise additional capital through the sale of securities should the Company desire to do so.

Future sales by existing shareholders could cause the Company's share price to fall.

Future sales of Common Shares by Altius or other shareholders could decrease the value of the Common Shares. Alderon cannot predict the size of future sales by Altius or other shareholders, or the effect, if any, that such sales will have on the market price of the Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

The Company is subject to the SEC’s penny stock rules, and the risks associated with penny stock classification could affect the marketability of its equity securities and shareholders could find it difficult to sell their Common Shares

Given that the trading price of its common shares on NYSE MKT is less than US$5.00 per share, The Company’s Common Shares are subject to the SEC’s “penny stock” rules as defined in Rule 3a51-1 under the Exchange Act.  The SEC has adopted the penny stock rules to regulate broker-dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than US$5.00, other than securities registered on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange.

Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for Alderon’s equity securities in the United States and shareholders may find it more difficult to sell their shares.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers

It may be difficult to bring and enforce suits against the Company.  The Company is incorporated in the province of British Columbia under the Business Corporations Act (British Columbia).  The majority of Alderon’s directors and officers are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of Alderon’s Common Shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 reporting rules under the Exchange Act which may result in shareholders having less complete and timely data

The submission of proxy and annual shareholder meeting information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data than if the Company was subject to the SEC’s domestic issuer proxy rules under Section 14 of the Exchange Act.  The exemption from Section 16 rules under the Exchange Act that require the reporting of acquisitions and disposition of Alderon’s equity securities by Alderon’s officers, directors and greater than 10% shareholders also may result in shareholders having less data.

The Company is an “emerging growth company,” and it cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make the Common Shares less attractive to investors.

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business & Startups Act (“JOBS Act”). Among other things, emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting. The Company cannot predict if investors will find the Common Shares less attractive because the Company is relying on this exemption. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Company’s share price may be more volatile.

The Company believes that it may be a “passive foreign investment company” for the current taxable year which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors.

The Company believes that it may have been classified as a passive foreign investment company (“PFIC”) for the taxable year ending December 31, 2014, and, based on current business plans and financial expectations, the Company expects that it may be classified as a PFIC for the current taxable year and in future taxable years. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined under “Item 10.E. Taxation—U.S. Federal Income Tax Considerations”) holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S.

Holder. U.S. holders should carefully read “Item 10.E. Taxation – U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a “qualified electing fund” election, which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income. U.S. Holders are urged to consult their own tax advisers as to whether the Company may be treated as a PFIC and the tax consequences thereof.  This paragraph is qualified in its entirety by the discussion below under the heading “Item 10.E. Taxation – U.S. Federal Income Tax Considerations”.   Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

ITEM 4.                      INFORMATION ON THE COMPANY

4.A.           History and Development of the Company

Introduction

The Company was incorporated pursuant to the provisions of the Company Act (British Columbia) on March 21, 1978 under the name "Comanche Resources Inc.", with an authorized capital of 5,000,000 Common Shares without par value. The following name changes have occurred since its inception:

(a)	On February 28, 1979, the name was changed to "Shawnee Oil Corporation"

(b)	On June 11, 1981, the name was changed to "Enfield Resources Inc."

(c)	On June 30, 1989, the name was changed to "Pacific Summa Capital Corp."

(d)	On June 28, 1991, the name was changed to "Pacific Summa Environmental Corp."

(e)	On October 30, 1998, the name was changed to "Truax Ventures Corp."

(f)	On September 1, 2004, the name was changed to "Aries Resource Corp."

(g)	On September 24, 2008, the name was changed to "Alderon Resource Corp."

(h)	On September 30, 2011, the name was changed to "Alderon Iron Ore Corp."

On June 11, 1981, a special resolution of shareholders was passed to increase its authorized capital to 10,000,000 Common Shares without par value.  On June 30, 1989, a special resolution was passed to increase its authorized capital to 20,000,000 Common Shares without par value.  On April 27, 1990, a special resolution was passed to increase its authorized capital to 100,000,000 Common Shares without par value. On August 9, 2000, Alderon effected a one-for-30 share consolidation. On September 1, 2004, Alderon made the application for transition into the Business Corporations Act (British Columbia) (“BCBCA”) and on the same date the shareholders passed a special resolution to change its authorized capital to an unlimited number of Common Shares, without par value.  Alderon has also effected a one-for-four Common Share consolidation on September 1, 2004, a one-for-ten Common Share consolidation on September 24, 2008 and a one-for-two Common Share consolidation on March 3, 2010.  Presently, the authorized share capital of Alderon consists of an unlimited number of Common Shares, without par value.

The Common Shares are listed on the TSX under the trading symbol “ADV” and are listed on the NYSE MKT under the symbol “AXX”.

Alderon’s registered and records office, and executive office is located at:

Suite 1240 - 1140 West Pender Street
Vancouver, British Columbia, Canada  V6E 4G1
Telephone: (604) 681-8030
Facsimile: (604) 681-8039
Email: info@alderonironore.com

The contact person is: Mr. Olen Aasen, General Counsel and Corporate Secretary.

Alderon’s fiscal year ends December 31.

Property Acquisitions

Since the beginning of fiscal 2014, the Company has acquired no additional properties.

Property Terminations

Since the beginning of fiscal 2014, the Company not incurred any property terminations.

Development of the Company’s Business

See “Item 4.B – Business Overview – General Development of Business - Three Year History”.

Capital Expenditures

From January 1, 2012, through to December 31, 2014, the Company has incurred a cumulative total of $157.5 million related to the Kami Project. These costs include $65.5 million of exploration and evaluation expenditures and $4.1 million in development expenditures which have been accounted for as expenses in the consolidated statements of comprehensive loss and $87.9 million of development costs which have been accounted for as additions to mineral properties in the consolidated statement of financial position. From January 1, 2015 to the date of this Annual Report, the Company has incurred an estimated additional $0.6 million in development expenditures which have been accounted for as expenses in the consolidated statements of comprehensive loss. See also “Item 5. – Operating and Financial Review and Prospects”.

For information regarding the Company’s future capital expenditures associated with the construction of the Kami Project see “Item 4.B Business Overview – Description of Business - Mineral Properties – Mining Operations – Capital Costs”. See “Item 4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2014 Developments – Project Financing Update” for information with respect to the Company’s plans for financing these capital expenditures.

4.B.Business Overview

General Development of the Business

The principal business of the Company is the acquisition, exploration and development of mineral properties.  The Company does not have any producing mineral properties at this time.  The Company’s business is presently focused on exploration and development of the Kami Property, located in Western Labrador, in the Province of Newfoundland and Labrador, Canada.

Three Year History

Significant business, operations and management developments for the Company over the three most recently completed fiscal years have been as follows:

Year Ended December 31, 2012 Developments

Strategic Investment by LMM

On January 13, 2012, Alderon closed a $40 million strategic investment from LMM. LMM purchased 14,981,273 Common Shares of Alderon on a private placement basis for an aggregate purchase price of approximately $40 million at a price per Common Share of $2.67.

Under the terms of the subscription agreement, LMM has a pre-emptive right to participate in future equity financings of Alderon. In the event that LMM desires to sell any of its Common Shares, Alderon has the right to identify a purchaser or purchasers to whom such Common Shares shall be sold. In addition, under the terms of the subscription agreement, LMM has the right to appoint one representative to the Alderon Board of Directors.

Listing on NYSE MKT

Effective March 9, 2012, Alderon’s Common Shares were listed and commenced trading on the NYSE MKT in the United States under the symbol “AXX”.

Port Agreement

On July 13, 2012, Alderon entered into the Port Agreement to ship up to 8 million metric tonnes of iron ore annually via the new multi-user deep water dock facility that the Port is constructing.

Pursuant to the Port Agreement, Alderon has reserved an annual capacity of 8 million metric tonnes of iron ore that it can ship through the Port. In order to finance the estimated $220 million cost of the new multi-user dock facility, the Port required binding commitments from the potential end-users to provide a portion of the necessary funds. This buy-in payment will constitute an advance on Alderon’s future shipping fees (wharfage and equipment fees) and, as a result, Alderon will receive a discount on its shipping fees until the full amount of the buy-in payment has been repaid through the discount.

Based on its reserved annual capacity, Alderon’s buy-in payment was $20.46 million, payable in two installments of $10.23 million each. The first installment of $10.23 million was paid upon signing of the Port Agreement and the second payment of $10.23 million was paid on June 28, 2013.

The Port Agreement includes a base fee schedule regarding wharfage and equipment fees for iron ore loading for Alderon’s shipping operations. The rates commence in 2014 and are on a sliding scale based on the volume of iron ore that is shipped. The term of the agreement is for 20 years from the execution date, with the option to renew for further five year terms, to a maximum of four renewals.

Concurrent with the entering into of the Port Agreement, LMM provided a bridge loan to Alderon in the amount of $10.5 million in order for Alderon to make the first instalment payment. The maturity date of the bridge loan was September 30, 2012 and it had an interest rate of 8% per annum, calculated and payable on September 30, 2012. Alderon repaid the bridge loan, together with all accrued interest, on September 4, 2012.

Strategic Investment by Hebei

On April 13, 2012, Alderon signed the Hebei Subscription Agreement with Hebei.  Under the terms of the Hebei Subscription Agreement, Hebei agreed to make a strategic investment into both Alderon and the Property in an aggregate amount of $182.2 million, in exchange for 19.9% of the outstanding Common Shares (the “Hebei Private Placement”), and a 25% interest in the Limited Partnership that was established to own the Kami Property. The parties also agreed upon the terms of the remaining Definitive Agreements governing the relationship between Hebei and Alderon and Hebei’s agreement to purchase iron ore concentrate produced at the Kami Property.

On September 4, 2012, Alderon closed the Hebei Private Placement with Hebei. Hebei, through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., acquired 25,858,889 Common Shares at a price of $2.41 per Common Share for gross proceeds to Alderon of approximately $62.3 million, representing 19.9% of the issued and outstanding Common Shares of the Company. Alderon and Hebei also executed the remaining Definitive Agreements, including the Investor Rights, the Off-Take Agreement and the agreements required to form and operate the Limited Partnership.

The Limited Partnership was formed and is named The Kami Mine Limited Partnership. Pursuant to the terms of the Definitive Agreements, within 15 business days of Hebei receiving a Feasibility Study that meets certain criteria, Hebei would contribute the remaining $119.9 million of the initial investment and Alderon would contribute the Property to the Limited Partnership, which is owned as to 25% by Hebei and 75% by Alderon. This deadline was extended by mutual agreement to March 15, 2013.

Upon the commencement of commercial production, Hebei is obligated to purchase 60% of the actual annual production from the Property up to a maximum of 4.8 Mt of the first 8.0 Mt of iron ore concentrate produced annually at the Property. The price paid by Hebei will be based on the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including additional quoted premium for iron content greater than 62%) (the “Platts Price”), less a discount equal to 5% of such quoted price. Hebei will also have the option to purchase additional tonnage at a price equal to the Platts Price, without any such discount.

Pursuant to the Management Agreement, Alderon will be the manager of the Project and will receive a fixed annual management fee during the construction period of the Project. Once the Project has reached commercial production, Alderon will receive a management fee on a per tonne of iron ore concentrate basis.

Effective September 4, 2012, pursuant to the terms of the Hebei Subscription Agreement, Zheng Liangjun and Tian Zejun, both Vice Presidents of wholly-owned subsidiaries of Hebei, were appointed to the Alderon board of directors.

Additionally, concurrent with the closing of the Hebei Private Placement, Alderon repaid the $10.5 million bridge loan previously advanced by LMM in connection with the Port Agreement.  See “4.B

Business Overview – General Development of Business – Three Year History – Year Ended December 31, 2012 Developments – Port Agreement”.

LMM Private Placement

Concurrent with the closing of the Hebei Private Placement on September 4, 2012, and pursuant to a subscription agreement dated May 29, 2012, as amended August 23, 2012, LMM acquired 3,816,181 Common Shares at a price of $2.41 per share for gross aggregate proceeds to Alderon of approximately $9.2 million.

Engineering, Procurement and Construction Management (EPCM) Agreement

On August 22, 2012, Alderon entered into an Interim Engineering and Planning Services Agreement (the “Interim EPCM Agreement”), as amended November 23, 2012, with WorleyParsons.   Under the Interim EPCM Agreement, WorleyParsons performed engineering and planning services for the Project during the negotiation of a formal, comprehensive EPCM agreement between Alderon and WorleyParsons. Subsequently, the EPCM Agreement superseded and incorporated the services performed pursuant to the Interim EPCM Agreement. See “Item 4.B Business Overview – General Development of Business – Three Year History - Year Ended December 31, 2013 Developments –Definitive Engineering, Procurement and Construction Management (EPCM) Agreement.”

Environmental Assessment Progress

On September 25, 2012 Alderon announced a significant milestone in the environmental assessment process with the submission of its Environmental Impact Statement (“EIS”) to the Federal and Provincial Governments for the Kami Project. The EIS document consists of more than 5,000 pages of technical analysis and provides a full and thorough assessment of the predicted project effects on the biophysical and human environments.

The Federal and Provincial governments posted the complete EIS and provided notification of the commencement of the public review period. Governments, stakeholders, aboriginal groups and the general public have reviewed the information contained in the EIS, and provided relevant comments back to the government. Alderon provided responses to the comments received during the public review of the EIS and moved to the final stages of the Environmental Assessment Process.  Alderon continued to actively engage all stakeholders, regulatory agencies and aboriginal groups to ensure an efficient and timely completion of the environmental assessment process which occurred in early 2014. See “Item 4.B Business Overview - General Development of Business – Three Year History – Year Ended December 31, 2014 Developments”.

Nalcor Energy Power Commitment

On December 12, 2012, Alderon entered into the Nalcor Agreement whereby Nalcor performed Stage III engineering and assessment related to providing transmission and electrical plant and services associated with supplying electrical power for the Kami Project.

Nalcor has established a formal process in advance of Nalcor or Newfoundland and Labrador Hydro being able to supply power to an industrial customer in Labrador. The technical process involves three stages: Stage I – Pre-Project Phase; Stage II – Concept Selection; and Stage III – Front End Engineering Design. At the time the Nalcor Agreement was entered into, Alderon and Nalcor had completed Stages I and II of the process. With the signing of the Nalcor Agreement, Stage III commenced and it was expected to take 6 to 8 months to conclude. Alderon funded all of the costs associated with Stage II and agreed to fund all Stage III costs. Commercial discussions commenced during Stage III of the process and once commercial terms were agreed upon, a formal Power Purchase Agreement was signed by Alderon and Nalcor in February 2014. The commercial terms and rates for power, transmission and other infrastructure costs will be governed by a Labrador Industrial Rates Policy Framework.

Alderon presented Nalcor with its anticipated annual requirements of between 60MW and 70MW of power for its operations, assuming that the Kami Project reaches commercial production. Nalcor confirmed that it will supply power to Alderon’s Kami Project subject to certain conditions, which include the completion of necessary engineering and design work for power infrastructure, the conclusion of a comprehensive Power Purchase Agreement, and the receipt of any required environmental or other regulatory approvals for power infrastructure. The Power Purchase Agreement was entered into on February 19, 2014. See “Item 4.B Business Overview – General Development of Business – Three Year History – Year Ended December 31, 2014 Developments – Power Supply for the Kami Project.”

Year Ended December 31, 2013 Developments

Feasibility Study

On January 9, 2013, Alderon announced the results of the Feasibility Study on the Rose Deposit on the Kami Property.  Highlights of the Feasibility Study include the following estimates:

NPV at 8% discount rate	$3,244 M
IRR	29.3%
Total Estimated Capital Cost (excluding sustaining capital)	$1,272.9 M
Average Estimated Operating Costs (loaded in ship Port of Sept-Iles)	$42.17
FOB Concentrate Sales Price Forecast - based on long term CFR benchmark price of $110/T @ 62% iron adjusted for Kami Fe grade and Hebei agreement terms
Year 1-5 (2016-2020)	$107
Year 6 onward	$102
Estimated Mine Life	30 years
Final Product Iron Grade (%Fe)	65.2%
Measured and Indicated Resource of the Rose Deposit (COG=15%, 29.6% Total Iron)	1093.2 Mt
Proven and Probable Reserves of the Rose Deposit (COG=15%, 29.5% Total Iron)	668.5 Mt
Annual Production Rate (average life of mine, post ramp-up year)	8.0 Mtpa
Projected Years to Payback at 8% discount rate	3.8

The level of accuracy of the FS was considered by the authors to be +/-15% and a foreign exchange rate of US$1.00 = $1.00 was used.

Under the Feasibility Study, total capital expenditures (including contingency) are estimated at $1.27 billion.  The capital cost estimate excludes closure costs and sustaining capital, which are expected to be in the order of $48.1 million and $642.4 million, respectively, for the life of the Kami Project. These costs are included in the financial analysis for the Kami Project.

The Feasibility Study assumes a concentrate FOB selling price of $107/tonne for years 1-5 (2016-2020) and $102/tonne from year six onwards. The selling price is loaded in ship at the Port with Fe premiums and Hebei discount applied.  Average life-of-mine operating costs, including annual costs for leasing of equipment (purchase value of $176.9 million), are estimated at $42.17/tonne of concentrate.

Further information about the Feasibility Study, including the qualified persons who have reviewed and approved the disclosure, can be found in “Item 4.B. Business Overview – Mineral Properties – Kami Property – Mining Operations”.

Closing of Limited Partnership Funding by Hebei

On March 15, 2013, subsequent to Hebei’s review of the Feasibility Study noted above, Hebei contributed the remaining $119.9 million of the initial investment (the “Hebei Initial Investment”) and Alderon contributed the Kami Property and related assets to the Limited Partnership. In connection with Hebei’s contribution of the remaining $119.9 million of the initial investment, Alderon has provided confirmations to Hebei with respect to certain information rights related to the development of the Kami Project and to the expenditure of the Hebei Initial Investment. Further, Alderon had agreed that in the event that the environmental assessment and related approvals for the Kami Project are not obtained by March 31, 2014, Alderon will be required to pay to Hebei $3.0 million per month for each whole month until such approvals are obtained. As of the date of this Annual Report, Alderon has received the required approvals. See “Item 4.B Business Overview - General Development of Business – Three Year History – Year Ended December 31, 2014 Developments - Wabush Agreement and Regulatory Approvals”.

Definitive Engineering, Procurement and Construction Management (EPCM) Agreement

On April 30, 2013, the Limited Partnership entered into a definitive Engineering, Procurement and Construction Management Agreement (the “EPCM Agreement”), with WorleyParsons. The EPCM Agreement replaces the Interim EPCM Agreement entered into by Alderon with WorleyParsons on August 22, 2012, as amended, and provides the framework for all of the EPCM services that WorleyParsons will provide as EPCM contractor for the development of the Kami Project.

Community Participation Agreement with Nunatukavut Community Counsel

On June 24, 2013, the Limited Partnership entered into a Community Participation Agreement with the Nunatukavut Community Council (“NCC”) with respect to the development of the Kami Project and related rail infrastructure.  The Community Participation Agreement sets out the basic positions of each of the Limited Partnership and the NCC and addresses such matters as environmental permitting, training and employment, business opportunities and community initiatives. The Limited Partnership will provide NCC with capacity funding for the review of permits, participation in any follow-up or monitoring programs, and training initiatives. In return, NCC will support the Kami Project and not take any action which would delay or interfere with the Kami Project.

Orders for Long-Lead Mining Equipment

On August 15, 2013, Alderon announced that it has placed orders with Metso Minerals Canada for the autogenous (“AG”) and ball mills for the Kami Project. The AG-mill and ball mill are the key processing equipment in the proposed concentrator as described in the Technical Report. The AG mill, which is 36 ft. in diameter and 23 ft. long, the largest diameter commonly used in pinion driven systems, has a 15 megawatt (MW) power rating. The ball mill is 22 ft. in diameter and 41 ft. long having a 10 MW rating.

Project Financing

Alderon announced on September 12, 2013 that it was pursuing an up to a US$1 billion senior debt financing facility (the “Senior Debt Facility”) to complete the construction and start-up of the Kami Project.  Alderon is pursuing a financing strategy for the Kami Project based on a combination of the Senior Debt Facility, other debt options, equipment financing, equity and off-take partner contributions. In order to provide flexibility and maximize its financing options, Alderon intends to pursue the Senior Debt Facility and its other debt options in parallel, and is targeting a total debt financing amount of US$1 billion.

Environmental Assessment Progress

On September 30, 2013, the Department of Environment and Conservation of the Provincial Government of Newfoundland and Labrador issued a final Ministerial decision on the EIS for the Kami Project and the Minister of Environment and Conservation determined that no further work was required under the Provincial Environmental Assessment process.  The Minister of Environment and Conservation made a recommendation to the Provincial Cabinet for consideration and a final project decision.

On October 28, 2013, the Canadian Environmental Agency released the Federal Comprehensive Study Report for a 30 day public review period.  On November 27, 2013 the Canadian Environmental Agency closed the 30 day public review period and that review of the responses received during the review period revealed no new issues with respect to the EIS.  The Federal Minister of the Environment was required to post a final Federal environmental decision for the Kami Project no later than 12 weeks from November 27, 2013. This decision was received on February 18, 2014 and sets out the Minister’s conclusion that the Kami Project is not likely to cause significant adverse environmental effects. See “Item 4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2014 Developments – Federal Environmental Assessment”.

Year Ended December 31, 2014 Developments

Provincial Environmental Assessment

On January 10, 2014, Alderon announced that the Government of Newfoundland and Labrador had determined that the Kami Project met the requirements of Part X of the Newfoundland and Labrador Environment Protection Act and released the Kami Project from the Provincial Environmental Assessment process.

Impacts and Benefits Agreement signed with the Innu Nation of Labrador

On January 23, 2014, Alderon announced that the Limited Partnership and the Innu Nation of Labrador (“Innu Nation”) had signed an Impacts and Benefits Agreement (“Innu IBA”) with respect to the development of the Kami Project.  The Innu IBA is a life-of-mine agreement that establishes the sharing of benefits that will ensure a continued positive relationship between the Innu Nation and the Limited Partnership. The Innu IBA represents full and final settlement to the Innu Nation.

By entering into the Innu IBA, the Innu Nation has given its consent and support to the Kami Project in keeping with the provisions of the Innu IBA.  In return, the Innu Nation will benefit through economic opportunities for community members including employment, training, business opportunities and financial benefits. The Innu IBA also provides for various measures to ensure environment and cultural heritage protection, including the establishment of an environmental monitoring committee. The Innu IBA does not contain any restrictions that would prevent the Limited Partnership from entering into agreements with other aboriginal groups.

Agreement signed with the Town of Labrador City

On January 24, 2014, Alderon announced that the Limited Partnership had signed an Agreement (the “Labrador City Agreement”) with the Town of Labrador City (“Labrador City”) with respect to the development of the Kami Project.  The Labrador City Agreement provides Labrador City with additional revenue which will help to deal with the demands of anticipated growth in the region and strain on aging infrastructure.

A portion of the mining operations for the Kami Project fall within the Municipal Planning Area for Labrador City, an area outside stated town or city limits that has been established in conjunction with the Provincial Department of Municipalities and the Town Council of Labrador City. The area is part of Labrador City’s development plan. The Town Council exercises full control of the development within the Municipal Planning Area, however, the Town Council does not have the same authority to levy business taxes as they would if the business was located within the town boundary.

Under the terms of the Labrador City Agreement, the Limited Partnership will pay to Labrador City an annual grant based on the Kami Project mining operations that will be located in the Municipal Planning Area of Labrador City.  The annual grant provides an opportunity for Labrador City to continue to deliver excellent services to current residents and the expansion related to the Kami Project’s future employees.  The Limited Partnership will not be required to pay municipal or other taxes except with respect to such assets and business of the Limited Partnership as may be located from time to time within the town boundary of Labrador City. The Labrador City Agreement is consistent with Labrador City’s approach to all businesses operating within their Municipal Planning Area

Orders for Additional Long-Lead Mining Equipment

On January 28, 2014, Alderon announced that it has placed orders for the next round of long lead items for the Kami Project. An order has been placed with Metso Minerals Canada for the supply of the Rotary Car Dumper.  The Stacker-Reclaimer will be acquired from Sandvik AB. Additionally the Autogenous mill and ball mill drive systems were awarded to General Electric which complement the mills that were ordered in August 2013.

Federal Environmental Assessment

On February 18, 2014 the Federal Minister of Environment posted the Notice of the Environmental Assessment Decision Statement.  The Decision Statement sets out the Minister’s conclusion that the Kami Project is “not likely to cause significant adverse environmental effects”. As a result of this determination, the Kami Project may now proceed subject to the terms and conditions included in any federal permits or authorizations.

Power Supply for the Kami Project

On February 25, 2014, Alderon announced that it has satisfied the remaining conditions for the confirmed power supply for the Kami Project as the Limited Partnership entered into the Power Purchase Agreement and NLH Security Agreement with NLH.

Under the terms of the Power Purchase Agreement, NLH agrees to sell electrical power and energy to the Limited Partnership and the Limited Partnership agrees to purchase the same from NLH in accordance with the terms of the Agreement. Power will be provided based on a rate schedule in line with the Labrador Industrial Rates Policy published in December 2012. It was a condition of the Power Purchase Agreement becoming a binding agreement that the NLH Security Agreement be executed.

Alderon announced on February 13, 2014 that the Government of Newfoundland and Labrador had confirmed that it will proceed with the construction of a third transmission line from Churchill Falls to Labrador West (the “New Transmission Line”). As an end user of the New Transmission Line, the Limited Partnership will provide security for its commitment to begin purchasing electrical power under the terms and conditions of the Power Purchase Agreement once the Kami Project is commissioned. Under the terms of the NLH Security Agreement, the Limited Partnership has agreed to provide a total of $65 million in security deposits that will each take the form of a letter of credit that will be released to Limited Partnership once the Kami Project is interconnected to the electrical system as contemplated under the Power Purchase Agreement and the Limited Partnership has loaded saleable product produced from the Kami Project in two consecutive months.

The first security deposit in the amount of $21 million was due on the signing of the NLH Security Agreement. The remaining $44 million in security deposits will be provided to NLH at such time as NLH can reasonably demonstrate that it has additional existing and pending commitments for such amount to construct the New Transmission Line. NLH is required to provide sufficient advance notice of the timing and amounts of additional security deposits. On October 2, 2014, the Company reported that NLH had cleared 20 kilometers in preparation for installation of the New Transmission Line but has halted construction of the New Transmission Line.  Construction of the remaining portion of the New Transmission Line will proceed once the Company secures its project financing for the Kami Project.

In order to fund the initial $21 million security deposit required under the NLH Security Agreement, LMM provided a loan to the Limited Partnership in the amount of $22 million under the terms of the LMM Convertible Note.  $21 million of the gross proceeds of the loan was used to fund the first security deposit that is required by NLH and the remaining $1 million will be used for working capital purposes, including for the payment of the establishment fee and transaction costs.

The principal amount of the loan and any accrued but unpaid interest, become convertible at LMM’s option into Common Shares at a conversion price equal to $2.376 per Common Share. The LMM Convertible Note is secured with a mortgage over the Kami Project and bears interest at a rate of 8% per annum, payable on June 30th and December 31st of each year. A 1.5% establishment fee was payable to LMM in connection with the LMM Convertible Note. Subject to prepayment in accordance with the terms of the LMM Convertible Note, the maturity date of the LMM Convertible Note is December 31, 2018.

On December 8, 2014, LMM agreed to defer the next two interest payments due under the LMM Convertible Note. See “Item 4.B Business Overview – General Development of Business – Three Year History - Year Ended December 31, 2014 Developments – Cash Conservation Program”.

Wabush Agreement and Regulatory Approvals

On March 25, 2014 the Company signed a Grant-in-lieu of Municipal Taxes Agreement (the “Wabush Agreement”) with the Town of Wabush (“Wabush”) with respect to the development of the Kami Project. Under the terms of the Wabush Agreement, the Company will pay to Wabush an annual grant-in-lieu of municipal taxes on the Kami Project mining operations that will be located within the boundaries of Wabush. The Company will also provide a capital projects disbursement to the Town, with the funds going towards required infrastructure needs. Payments under the Wabush Agreement will commence after initial production occurs at the Kami Project. As long as the Company makes the payments required under the Wabush Agreement, Wabush will not seek to charge or assess the Company for any municipal taxes in relation to the Kami Project or the business carried on by the Company on the Kami Project.

At the municipal level, Labrador City and Wabush municipal plan amendments to rezone lands within the Kami Project have been completed. The footprint of the Kami Project’s operations in Labrador is located entirely within the municipal planning areas of Labrador City and Wabush. The towns published these amendments in the March 14, 2014 edition of the Newfoundland and Labrador Gazette following their registration by the Provincial Department of Municipal Affairs. These amendments were necessary to permit mineral extraction and mineral workings within the Kami Project area.

In addition, the Company received the federal Navigable Waters Protection Act Approval pursuant to subsections 5(1) and (3) of the Navigable Waters Protection Act and the federal Fisheries Act Authorization pursuant to Sections 35(2)(b) of the Fisheries Act. Alderon has now satisfied its obligation to Hebei to receive the environmental assessment and related approvals for the Kami Project prior to March 31, 2014, as discussed above under the heading “Item 4.B Business Overview - General Development of Business – Three Year History – Year Ended December 31, 2013 Developments – Closing of Limited Partnership Funding by Hebei”.

Site Preparation Commenced at the Proposed Terminal Site near the Port of Sept-Iles

On April 2, 2014, the Company announced that it had commenced preliminary site preparation work for the Pointe-Noire Terminal facility at the Port of Sept-Îles, Quebec.  This is the product handling facility for the Kami Project which will be built for receiving, unloading, stockpiling and reclaiming iron ore concentrate for ship loading.  The terminal facility will consist of a railcar unloading stub track, a single rotary car dumper, a concentrate storage yard with stacker-reclaimer and interconnecting conveyor systems.

Ministerial Approval Received for Environmental Plans

On May 21, 2014, the Company announced that the Limited Partnership had received Ministerial approval for a General Environmental Protection Plan, a Valued Ecosystem Component Environmental Protection Plan and an Environmental Effects Monitoring Plan. These plans met three conditions required under the release from Provincial Environmental Assessment prior to commencing construction at the Kami Project.

The Company was required to submit the plans to the Newfoundland and Labrador Minister of Environment and Conservation and receive Ministerial approval prior to start of construction.  A Provincial Government interdepartmental review of the submitted Plans was completed in accordance with the Environmental Protection Act and the Plans were approved for the construction phase of the Kami Project.

Benefits Agreement with Province of Newfoundland and Labrador

On May 27, 2014, the Company announced that the Limited Partnership had signed a Benefits Agreement (the “Benefits Agreement”) with the Province of Newfoundland and Labrador with respect to the development of the Kami Project.   The Benefits Agreement covers the entire life of the Kami Project including construction, operation and decommissioning. The Benefits Agreement sets out employment, procurement and training benefits.   Under the terms of the Benefits Agreement, the Limited Partnership has committed to provide full and fair opportunity and first consideration for Provincial residents and suppliers. The Limited Partnership has also agreed to establish an education and training fund commencing after the Kami Project achieves commercial production.

The Benefits Agreement also includes a Gender Equity and Diversity Plan. The Gender Equity and Diversity Plan addresses, among other matters, employment and business access for four under-represented groups – women, visible minorities, Aboriginal peoples and persons with disabilities. The Limited Partnership will also implement policies and procedures designed to ensure its worksite is free of discrimination, bias, and harassment, and that the worksite embraces the principles of inclusion and diversity.

The Company also announced that the Limited Partnership had received its Surface and Mining Leases.  The Mining Lease for mineral development and the Surface Lease, covering the entire footprint of the mine and related infrastructure, have been issued by the Newfoundland and Labrador Department of Natural Resources.  The Mining Lease gives the Limited Partnership the exclusive rights to develop the mineral resource underlying the Kami Project. The Surface Lease provides the Limited Partnership with the surface rights covering the area of the Mining Lease and areas for siting the required infrastructure incidental to the development of the mine.

The Company also confirmed that the Limited Partnership has been released from further processing obligations, including any requirements related to the construction and operation of a pellet plant.

Life Cycle Services Agreement

On June 11, 2014, the Company announced that the Limited Partnership had signed a Life Cycle Services Agreement with Metso Minerals Canada, Inc. (“Metso”) with respect to the development of the Kami Project.

Metso is the supplier of the Kami Project’s most significant equipment including the AG Mill, Ball Mill, Car Dumper and the Primary Gyratory Crusher.  The Life Cycle Services Agreement applies to all mechanical maintenance in the processing area of the Kami Project.  Metso will also provide planning, supervision, labour, hand tools and consumables to perform the preventative maintenance, normal course and peak mechanical maintenance, wear part replacements, parts management and other identified maintenance services for the equipment.

Engineering Work Required to Commence Construction of Kami Project Completed

On June 30, 2014, the Company announced that the Limited Partnership had completed the required engineering work in order to commence construction at the Kami Project.  The commencement of construction remains subject to the completion of the Company’s project financing plan and project sanction by the Board of Directors of Alderon.

In light of the required pre-construction engineering being complete, the Company temporarily suspended any further work by its EPCM contractor, WorleyParsons.  The internal Limited Partnership project team has taken over management of all works in progress and continues advancing the Kami Project in preparation for the start of construction once the Company’s  project financing plan is completed.

Off-Take Agreement

On July 29, 2014, the Company announced that the Limited Partnership had entered into an off-take agreement (the “Glencore Off-Take Agreement”) with a subsidiary of Glencore plc (“Glencore”), with respect to an off-take transaction pursuant to which Glencore will acquire all of actual annual production from the Kami Project that has not been allocated to Hebei.

Under the terms of the Glencore Off-Take Agreement, Glencore will be obligated to purchase, upon the commencement of commercial production, 40% of the actual annual production from the Kami Project up to a maximum of 3.2 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The term of the Glencore Off-Take Agreement will continue until the Limited Partnership has delivered 48.0 million tonnes of iron ore concentrate to Glencore, which is expected to be 15 years after the commencement of commercial production.

The market price paid by Glencore will be based on the monthly average price for iron ore sinter feed fines quoted by Platts Iron Ore Index for 62% iron content (plus additional quoted premium for iron content greater than 62%), less a discount equal to 2% of such quoted price.

Project Financing Update

On August 20, 2014, the Company announced that the Company and BNP Paribas had mutually agreed to terminate the engagement of BNP Paribas as lead arranger of the Senior Debt Facility for the construction of the Kami Project. The Company also announced that it had appointed Endeavour Financial Limited (Cayman) (“Endeavour Financial”) to act as its financial advisor with respect to the project financing process and intends to form a club syndicate of international banks to provide the senior debt financing facility. The process with BNP Paribas identified a number of domestic and international banks that provided confirmation of interest in participating in the senior debt financing facility. The termination of BNP Paribas’ engagement allows the Company to move forward in forming this club syndicate of banks, with the assistance of Endeavour Financial.

The Company also announced that substantial progress had been made with respect to the structuring of the senior debt financing facility and the required due diligence. In particular the following external consultants and advisors, as well as legal counsel to the prospective lenders, were engaged as part of the process and each had completed a due diligence report that has been provided to the prospective lenders:

-	Independent Engineer: RungePincockMinarco
-	Environmental and Social Consultant: AECOM
-	Market Consultant: CRU
-	Lender’s Insurance Advisor: Willis Canada Inc.

These external consultants and advisors have remained engaged as part of the continuing debt financing process and their reports will be available to any lenders that become involved in the debt financing process

2014 Developer of the Year Award

On November 18, 2014, the Company announced that the Company had received the 2014 Developer of the Year Award from the Canadian Institute of Mining, Metallurgy and Petroleum Newfoundland Branch.

The award is in recognition for significant progress in advancing a mine toward production; or for a significant contribution to health and safety, environmental stewardship or commitment to community; or for innovation in the Newfoundland and Labrador mining industry.

Cash Conservation Program

On December 9, 2014, the Company announced that it has implemented a comprehensive cash preservation program to enable the Company to maintain a healthy working capital position into 2017 without the need to access equity or debt financing during the intervening period, aside from the financing required to commence construction at the Kami Project.  Measures associated with this program include a number of voluntary partial payment deferrals with equipment vendors for work completed to date, relief from debt servicing requirements such as those outlined in the transaction with LMM described below, workforce reductions and the implementation of the DSU Plan for Directors in place of cash director fees (see “Item 6.B – Compensation – Deferred Share Unit Plan”). The Company has kept its core team of executives intact which will allow it to continue to advance the Kami Project construction financing efforts and to commence construction in a rapid and seamless manner once such financing has been obtained.

One of the critical payment deferrals is in regards to LMM Convertible Note that the Company and the Limited Partnership, previously entered into with LMM for an amount of $22 million.  See “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2014 Developments – Power Supply for the Kami Project” above.

The LMM Convertible Note has interest payable semi-annually on June 30 and December 31 of each year at a rate of 8% per annum. On December 8, 2014, the LMM Convertible Note was amended by a Secured Note Amending Agreement (the “LMM Convertible Note Amendment”) pursuant to which LMM agreed to defer the next two interest payments due under the LMM Convertible Note. The deferred interest payments will be added to the principal amount of the LMM Convertible Note and paid at maturity on December 31, 2018.

Pursuant to the LMM Convertible Note Amendment, as consideration for the deferral of these interest payments, it was agreed that LMM will receive common share purchase warrants. The number of warrants that will be received by LMM for each interest payment will be calculated by dividing the amount of the interest payment by the volume weighted average trading price of the Common Shares of the Company on the TSX for the five trading days prior to the date of each interest payment, plus a 10% premium (the “Warrant Price”). Each warrant will be exercisable until December 31, 2018 to acquire one Common Share of the Company at the Warrant Price.

On December 31, 2014, pursuant to the LMM Convertible Note Amendment, with respect to the first interest payment of $880,000 due December 31, 2014, the Company issued to LMM a total of 1,987,083 common share purchase warrants, each exercisable for one Common Share of the Company at an exercise price of $0.4465 per Common Share until December 31, 2018.

Outlook

The section contains “forward-looking information”.  Please see “Cautionary Note Regarding Forward-Looking Information” in this Annual Report for a list of assumptions and risk factors related to the information in this section.

The Company has completed the required pre-construction engineering on the Kami Project and is ready for construction. As such, during 2015, the Company will focus on completing the financing for the construction of the Kami Project, including moving forward with the process of securing the Senior Debt

Facility and issuing equity instruments. As discussed above, the overall project financing strategy likely will take the form of a combination of debt and equity instruments.

As previously disclosed, Alderon intends to commence construction of the Kami Project when the Company’s financing plan is successfully completed, including the closing of the Senior Debt Facility. The completion of the financing plan has taken longer than anticipated. Once the financing plan is completed and following tree clearing, full-scale construction will commence and is expected to take 26 months for completion, including pre-operational verifications, hot commissioning and handover to mine operations team.

Alderon has already concluded agreements for key infrastructure requirements of port access and power supply. During the remainder of 2015, Alderon will also continue to advance discussions with QNS&L and CFA towards an agreement on rail transportation tariffs, however the railways are common carriers and therefore they are obligated by law to haul third party shipments.

Alderon will continue to implement the provisions of the agreements agreed to with the Innu Nation and the NunatuKavut and will continue its ongoing consultation efforts with the Québec communities of Uashat mak Mani-Utenam, Matimekush-Lac John and the Naskapi Nation.

Description of the Business

Mineral Properties

The Company is focused on developing its core asset, the Kami Property located next to the mining towns of Wabush and Labrador City in Western Labrador, Canada. The Kami Property is surrounded by two currently producing mines and is within close proximity to a common carrier railway which is connected to deep sea ports which have year round access to the global market. The Company’s goal is to develop the Kami Property into a profitable mining operation and become a producer of low cost iron concentrate by taking advantage of the Kami Property’s strategic location and the readily available regional infrastructure.

Competitive Conditions

The mining industry is intensely competitive in all its phases, and the Company competes with other mining companies in connection with the acquisition of properties, the recruitment and retention of qualified personnel and contractors, the supply of equipment, and, ultimately, customers for any iron ore that may be produced from its mineral projects if they reach production. Many of the companies the Company competes with have greater financial resources, operational experience and technical facilities than the Company. In particular, the Kami Project is surrounded by two currently producing iron ore mines that it is in competition for resources with. Consequently, the Company’s future revenue, operations and financial condition could be materially adversely affected by competitive conditions.

Employees

As of December 31, 2014, the Company had 29 employees. In addition to the Company’s employees, it also has several sub-contractors and consultants that it has engaged to provide services. The Company’s strategy is consistent with that of many junior mineral exploration and development companies largely operating through sub-contractors and consultants for the purposes of cost management. Subsequent to December 31, 2014, the Company has reduced the number of its employees in connection with its ongoing cash conservation program. As of the date of this Annual Report, the Company has 13 employees. See “Item 4.B Business Overview - General Development of Business – Three Year History – Year Ended December 31, 2014 Developments – Cash Conservation Program”.

Environmental Protection

The Company understands the importance of environmental protection. The Company’s activities are subject to extensive national, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain government permits and comply with bonding requirements under environmental laws. All phases of the Company’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. For further information related to environmental protection see “Item 4.B Business Overview – Description of Business - Mineral Properties – Mining Operations – Environment” and “Environmental and Social Policies.”

The environmental protection requirements affect the financial condition and operational performance and earnings of the Company as a result of the capital expenditures and operating costs needed to meet or exceed these requirements. These expenditures and costs may also have an impact on the competitive position of the Company to the extent that its competitors are subject to different requirements in other governmental jurisdictions. In the most recently completed financial year the Company spent $634,000 on environmental protection matters ($7,000 of this was expensed and $627,000 was capitalized). To date the effect of these requirements has been limited due to the pre-construction stage of the Company, but they are expected to have a larger effect in future years as the Company commences the construction of the Kami Project and moves toward production. In particular, see “Item 4.B Business Overview – Description of Business - Mineral Properties – Mining Operations – Capital Costs” for the estimated amounts for rehabilitation and closure costs and initial and sustaining capital costs related to the Tailings Management Facility and water management associated with the Kami Project. In addition, see “Item 4.B Business Overview – Description of Business - Mineral Properties – Mining Operations – Operating Costs” for an estimate of annual operating costs averaged over the life of mine for the Kami Project related to tailings and water management. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Environmental and Social Policies

Environmental Policy and Sustainability Policy

Alderon has an Environmental Policy that sets out its commitment to developing the Kami Project in an environmentally sustainable manner. Alderon is committed to continually improving its environmental performance through monitoring and adaptive management. Alderon has committed to the following guiding principles for the development of the Kami Project:

•	Provision of a safe healthy work place;

•	Minimizing water crossings and impact to rivers and lakes;

•	Minimizing footprint for all infrastructure;

•	Minimizing water consumption;

•	Implementation of progressive reclamation; and

•	Providing opportunities for training and employment of area residents.

Alderon also has a Sustainability Policy that complements the Environmental Policy. The Sustainability Policy sets out Alderon’s commitment to a sustainable development framework. This includes contributions to the sustainable development of local communities, engaging stakeholders in honest and meaningful dialogue and following leading standards of health, safety and environmental management. The policy deals with various initiatives to achieve these goals including commitments to health and safety; preservation of the environment; respect for culture, values, laws, treaties and beliefs of communities, including aboriginal groups; meaningful and transparent engagement with local communities and stakeholders; and the measurement, review and reporting of Alderon’s performance with respect to these initiatives.

The Environmental Policy and Sustainability Policy provide the guiding principles for Alderon’s approach to environmental protection and sustainable development and Alderon is implementing these principles through the Environmental Management System discussed below.

Environmental Management System

As part of its overall approach to sustainable development of the Kami Project, Alderon has developed an Environmental Management System (“EMS”). The EMS is used to document, track and manage the environmental management plans, practices and procedures throughout the life of the project. The EMS is guided by the Principles of ISO 14001 and Equator Principles, and includes Environmental Management Plans & Procedures; and Environmental Data Management System.

The Environmental Management Plans contain mitigation, monitoring and reporting measures for each of the following aspects of the environment: Water Quality; Wetland Habitat; Invasive Species Management; Wildlife and Habitat; Species at Risk and Species of Conservation Concern; Air Quality and Dust Management; Noise, Vibration, and Lighting; and Cultural Heritage Resources.

The Objectives of the plans are to:

•	Document the roles and responsibilities of the team.

•	Outline environmental concerns within the Kami Project footprint.

•	Provide consistent methods for environmental monitoring, implementation of mitigation measures, and reporting results to regulatory agencies and other stakeholders.

Two overarching plans have been developed to guide the mitigation, monitoring, and reporting of actives for the Kami Project: (1) Environmental Protection Plan is a tool to be used in the field to reduce or eliminate adverse environmental effects of the Kami Project; and (2) the Environmental Effects Monitoring Plan outlines monitoring and reporting requirements for the Kami Project. Both are discussed further below. The Company intends to fully implement these plans prior to the commencement of construction of the Kami Project but as of the date of this Annual Report, they remain subject to review and approval by Provincial regulatory authorities.

Environmental Protection Plan

The Environmental Protection Plan provides a tool to be used in the field for work to reduce or eliminate adverse effects from the construction of the Kami Project. This plan outlines general environmental protection measures and methodologies for monitoring. The objectives of the plan are:

•	Document the roles and responsibilities of personnel within the Company, the EPCM - Engineering, Procurement, Construction Management contractor and all construction contractors.

•	Outline the specific environmental concerns within the construction footprint. (e.g. sensitive areas)

•	Provide methodologies for compliance monitoring and mitigation.

•	Provide guidance on spill response and communications plans.

The Environmental Protection Plan provides methodologies for the compliance monitoring and implementation of mitigation measures during the construction of the Kami Project. Environment monitors are responsible for monitoring the day to day activities of the environmental mitigation and impacts to ensure that work is executed in a safe, environmentally responsible and productive manner.

Contractors invited to bid on work for the construction of the Kami Project receive a copy of the Environmental Protection Plan. All contractors are responsible for ensuring they follow the requirements in the plan. The plan will be updated and modified regularly based on the phase of development of the Kami Project and as determined by site-specific conditions.

In terms of training, all construction personnel will be trained in the relevant environmental requirements for their construction activities as part of the entire EMS. The Environmental Protection Plan outlines contractor mitigation requirements for specific activities related to: surveying; establishing buffers from sensitive natural features; clearing, grubbing, and disposal of debris; geotechnical drilling; excavation, embankment, and grading; dewatering, trenches, and site drainage; laydown and storage area; storage, handling, transfer and disposal of hazardous material; traffic; use and maintenance of construction equipment; pumps and generators; general waste disposal; aggregate removal; concrete production and blasting management.

Environmental Effects Monitoring Plan

The Environmental Effects Monitoring Plan is being developed to outline the monitoring and reporting requirements for the Kami Project. The plan (1) documents the roles and responsibilities of personnel within the Company, the EPCM contractor and all construction contractors, (2) outlines the specific environmental monitoring and reporting requirements; and (3) provides methodologies for monitoring and calibration of equipment. The Environmental Effects Monitoring Plan addresses the following aspects:

Aspect	Objective	Example of Mitigation Measures to be implemented
Water Quality	Avoid pollution of surface and groundwater water	• Implementing sediment and erosion control measures • Monitoring of surface and groundwater water quality • Monitoring groundwater levels
Wetland Habitat	Minimize impacts and degradation of the wetland ecosystem	• Implementing of the Wetland Monitoring and Mitigation Plan • Maintaining buffers between work areas and wetlands
Invasive Species Management	Minimize the potential for the transfer of invasive species into the Project area	• Implementing invasive species management measures • Use of certified native seed mix for vegetation

Species at Risk/ Species of Conservation Concern	Minimize the impact on SAR/SOCC	• Monitoring for Species at Risk (SAR)/Species of Conservation Concern (SOCC) • Avoidance of SAR/SOCC habitat
Wildlife and Habitat	Minimize impacts on wildlife species	• Implementing of Avifauna Management Plan • Maintaining buffers • Wildlife and nest checks
Air Quality and Dust	Minimize air emissions	• Implementing of Air Quality Management Plan • Maintenance of equipment • Air quality monitoring
Noise, Vibration, Lighting	Minimize noise, vibration, and lighting emissions	• Implementing of the noise and air quality management plans • Implementing of the site Blasting Plan
Cultural Heritage	Minimize potential effects to heritage sites	• Implementing of Cultural Heritage Management Plan for unexpected discoveries
Waste	Properly manage waste	• Implementing of the Waste Management Plan • Maintain accurate records of all wastes generated and removed from site • Reduce, Reuse, Recycle materials as appropriate

Further details about the various components of the Environmental Monitoring Plan are set forth below:

•	Water Management and Monitoring Plan: The intent of this plan is to identify and mitigate impacts to water resources (surface water and groundwater) as result of the Kami Project.

•	Avifauna Management Plan: The objective of this plan is to provide methods for monitoring the Kami Project area for Avifauna and mitigating potential effects on birds, including bird species at risk.

•
Wetland Mitigation and Monitoring: The objective of this plan is establish baseline conditions and performance indicators, monitor the wetlands throughout the life of the Kami Project, and implement mitigation if performance indicators are not met.

•
Air Quality Mitigation and Monitoring Plan: The objective of this plan is to outline the monitoring requirements to establish baseline conditions of the area and monitor those conditions through the life of the Kami Project.

•
Waste Management Plan: The objective of this plan is to provide methods for waste reduction and management. The plan establishes a system for tracking waste to ensure responsible management by personnel onsite.

•
Noise Mitigation and Monitoring Plan: The objective of this plan is to establish monitoring requirements and mitigation measures designed to protect humans and wildlife from excessive noise levels generated during the Kami Project’s construction and operation.

•
Tailings Management Plan: This plan establishes design, monitoring, and mitigation methodologies for the TMF. The design includes four cells with tailings dams to contain the material and cut off trenches to remove leachate for treatment. The development of four separate cells allows for progressive rehabilitation of each cell when they reach end of service. Dams will be monitored throughout the life of the project to predict trends in the behaviour of foundation material, dam deformation, groundwater, and consolidation of the tailings. Mitigation has been developed to manage operational issues such as dust suppressions.

•
Emergency and Spill Response Plan: The objective of this plan is to set out protocols, roles, and responsibilities for managing emergencies as well as follow up activities and reporting. Emergency response teams are identified with contact information and all personnel will require training on the plan prior to starting work onsite.

•
Rehabilitation & Closure Plan: This plan outlines mine site development and operational characteristics, detailing the activities for progressive rehabilitation during operations, closure rehabilitation after mining operations, and post-closure monitoring and treatment after completion of closure rehabilitation.

Gender Equity and Diversity Plan for the Kami Project

It is the responsibility of Alderon to develop and oversee the implementation and ongoing execution of a Gender Equity Plan and a Diversity Plan to meet the regulatory requirements of the Kami Project. While these requirements have shaped the Gender Equity Plan and the Diversity Plan, their content is also driven by Alderon's commitment to develop industry and labour capacity in order to create and deliver long-term sustainable benefits to affected stakeholders and communities. Alderon's commitment to sustainable development of the Kami Project is a critical and vital component of its operations. Alderon recognizes that both it and its employees have a vested interest in the growth and development of the communities in which they reside.

Experience has demonstrated that supporting gender equity and diversity in the workplace has many significant social and economic benefits and can contribute to a stable and prosperous operating environment. Project planning has been in progress for several years and plans will continue to be developed, reviewed and refined over the life of the Kami Project. Given the relatively long predicted life of the Kami Project, the Gender Equity Plan and the Diversity Plan focuses on a strategic approach and outlines initiatives that have been identified based on current requirements. As the Kami Project and its workforce develop, these initiatives will continue to evolve to address new challenges and opportunities.

The Gender Equity Plan and the Diversity Plan address, among other matters, employment and business access for four under-represented groups – women, visible minorities, aboriginal peoples and persons with disabilities. Initiatives include training and education, a recruitment and selection process that emphasizes fairness, equity and equal opportunity, steps to encourage employee retention and targets for women’s employment. Alderon will also implement policies and procedures designed to ensure that the Alderon worksite is free of discrimination, bias, and harassment, and that the worksite embraces the principles of inclusion and diversity.

Alderon has adopted several initiatives to ensure the successful implementation of the Gender Equity Plan and the Diversity Plan. These initiatives include the establishment of a committee to review the implementation of the plans and identify opportunities for improvements on a quarterly basis and the adoption of an implementation program that has specific timelines and targets. Alderon has also agreed to reporting and monitoring requirements with the Government of Newfoundland and Labrador to keep them informed about the implementation of the plan.

Material Effects of Government Regulations

Alderon’s current and anticipated future operations, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in Alderon ceasing operations. See “Item 4.D Property, Plants and Equipment – Mineral Property – Mining Operations.”

Seasonality

The current effect that weather has on the Company’s operations is with respect to its construction timetable. As discussed above, construction of the Kami Project will not commence until the Company has completed its financing plan. Once the Company has completed its financing plan and is ready to commence construction, it will be limited in terms of the construction activities it can undertake during the winter months.

Dependency upon Patents/Licenses/Contracts/Processes

Not applicable.

Sources/Availability of Raw Materials

Not applicable.

4.C.           Organizational Structure

The Company has one wholly-owned subsidiary, 0964896 B.C. Ltd., which is incorporated in British Columbia. Alderon also owns 75% of the common shares of Kami General Partner Limited, a company incorporated in Ontario, and owns 75% of The Kami Mine Limited Partnership, an Ontario limited partnership. Kami General Partner Limited has one wholly-owned subsidiary, Kami Railway Company Limited, a company incorporated in Newfoundland & Labrador. Alderon’s corporate structure is as set out in the corporate structure table below.

4.D.           Property, Plants and Equipment

Leased Property

The Company’s head office and registered and records offices are located in shared office premises of approximately 10,630 square feet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia Canada.  The Company has occupied these facilities since March 2010.  The Company has an arrangement with King & Bay West Management Corp. (“King & Bay West”) under which King & Bay West provides shared office space and administrative and management services for the Company and other companies that King & Bay West provides management services to.  See also “Item 7.B – Related Party Transactions”.

The Company also leases executive office premises of approximately 6,993 square feet at Suite 250, 2000 McGill College Avenue, Montreal, Quebec, Canada.  The Company has occupied these premises since October 2011.

Mineral Property

General

The Company’s only material mineral property is the Kami Property located in the Province of Newfoundland and Labrador, Canada. See “Item 4.A – History and Development of the Company – Capital Expenditures” for details of development costs incurred and estimated with respect to the Kami Project, and “Item 4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2014 Developments – Project Financing Update” for information with respect to the Company’s plans for financing the development costs for the Kami Project.

National Instrument 43-101 Compliance

The following description of the Kami Property has been summarized from the Technical Report dated effective December 17, 2012 and prepared by Angelo Grandillo, Eng, M.Eng. of BBA, Patrice Live, Ing. of BBA, Paul Deering, P. Eng., P. Geo. of Stantec, Michael Kociumbas, B.Sc., P. Geo. of WGM, and Richard W. Risto, M.Sc., P. Geo. of WGM. The Technical Report was commissioned at the request of Alderon management. Unless specifically noted otherwise, the following disclosure regarding the Kami Property has been reviewed and approved by the authors, each a “qualified person” within the meaning of NI 43-101, and, in some cases, is a direct extract from the Technical Report. The full Technical Report is available under the Company’s corporate profile on SEDAR at www.sedar.com.

Since the effective date of the Technical Report, certain technical and financial parameters and inputs have changed and the Company has revised the expected timing of certain key Project milestones.  In addition, during this period Alderon has completed detailed engineering.  The authors of the Technical Report cannot attest to, nor consent to, the quality or results of any technical or financial work completed since the effective date of the Technical Report or the impact of this work on the original conclusions and recommendations drawn by the authors of the Technical Report.

Property Description and Location

Property Location

The Property is located south of the towns of Wabush and Labrador City in Newfoundland and Labrador and east of Fermont, Québec. The Property perimeter is approximately 6 km southwest from the Wabush Mines mining lease. The Property consists of two non-contiguous blocks and spans an area that extends approximately 12 km east-west and 13 km north-south in NTS map areas 23B/14 and 15, and centered at approximately 52°49’N latitude and 67°02’W longitude. The location of the Property and the mineral resource areas are illustrated on Figure 1 below. The mineral reserve areas are contained within the Rose North and Rose Central mineral resource areas identified in the figure.

FIGURE 1

KAMI PROPERTY MAP

ADV KAM / ADV_12_License_Map.cdr
Last revision date: Friday 9 November, 2012

Watts, Griffis and McOuat

630,000m.E
634,000m.E
638,000m.E
642,000m.E
5,862,000m.N
5,858,000m.N
5,854,000m.N
5,850,000m.N
Legend:
*Property outline
Claims boundary
Newfoundland and Labrador licence
Road
WGM Mineral Resource Estimate Areas
Conservation Zone
*Province boundary and Newfoundland and Labrador Property outline based on Newfoundland and Labrador GeoScience Atlas
***Conservation zone - approximately located
Pike Lake North
Duley Lake Provincial Park
Long Lake (Duley Lake)
Narrow Lake (Amphi Lake)
Pike Lake South
Québec
Rose North Zone
Rose Lake Area
017926M
Mart Lake
Mid Lake
Rose Central Zone
Lac Daviault
End Lake
Mart Lake Area
015980M
PROPERTY OUTLINE
Fermont
Molar Lake
Mills Lake Zone
Mills Lake
017948M
Mills Lake Area
Newfoundland and Labrador
Scale 1 : 75,000
0
0.75
3.75
Kilometres
UTM NAD27 Zone 19
Florence Lake
Mag Lake
Graphics by: Watts, Griffis and McOuat Limited

Figure 4.1

ALDERON IRON ORE CORP.

Kami Project

Southwest Labrador, Canada

Land Status Map

Property Description and Ownership

Alderon acquired a 100% interest in the Property on December 6, 2010 from Altius. The purchase is subject to a 3% gross sales royalty payable to Altius.

The Property is located in the Province of Newfoundland and Labrador. Québec claims previously held by Alderon have been renounced. All mining and processing operations will take place within Newfoundland and Labrador provincial boundaries. The Property includes three map-staked licences, namely 015980M, 017926M and 017948M, totaling 305 claim units covering 7,625 hectares. Surface rights on these lands are held by the provincial government. Table 1 provides details of Alderon’s current mineral land holdings in Labrador.

TABLE 1: KAMISTIATUSSET PROPERTY IN LABRADOR

Licence	Claims	Area (ha)	NTS Areas	Issuance Date	Renewal Date
015980M	191	4,775	23B14 23B15	Dec 29, 2004	Dec 29, 2019
017926M	92	2,300	23B15	Aug 30, 2010	Aug 30, 2015
017948M	22	550	23B15	Sept 10, 2010	Sept 10, 2015
Total	305	7,625

Subsequent to the date of the Technical Report, in connection with the Limited Partnership funding by Hebei, the Property was transferred to Kami General Partner Limited, as managing general partner on behalf of and in trust for the Limited Partnership. The Limited Partnership is owned as to 25% by Hebei and 75% by Alderon.

In Labrador, a mineral exploration licence is issued for a term of five (5) years. However, a mineral exploration licence may be held for a maximum of twenty (20) years provided the required annual assessment work is completed and reported and the mineral exploration licence is renewed every five (5) years. The minimum annual assessment work must be completed on or before the anniversary date. The assessment report must then be submitted within sixty (60) days after the anniversary date. Licence 015980M was renewed December 29, 2009 with a fee payment of $4,775.00. Licence 015980M will remain in good standing until December 29, 2020, at which time a total of $229,200.00 of acceptable work expenditures are required.  Renewal fees for Licence 015980M that were due on December 29, 2014 have been paid and are due on a yearly basis every four (4) years following. Licences 017926M and 017948M must be renewed by the date set forth in Table 1.

Subsequent to the date of the Technical Report, on February 17, 2014, Mining Lease #234(15980M) and Surface Lease #142 were issued by the Newfoundland and Labrador Department of Natural Resources. The Mining Lease for mineral development and the Surface Lease cover the entire footprint of the mine and related infrastructure. The Mining Lease gives the Limited Partnership the exclusive rights to develop the mineral resource underlying the Kami Project. The Surface Lease provides the Limited Partnership with the surface rights covering the area of the Mining Lease and areas for siting the required infrastructure incidental to the development of the mine.

Mining Lease #234(15980M) was issued for a period of 25 years and requires an annual rental payment of $32,296.56. Mining Lease #234(15980M) covers 403.707 hectares. Surface Lease #142 was issued for a period of 25 years and requires an annual rental payment of $126,650.97. Surface Lease #142 covers 4,235.809 hectares.

Permitting

During 2012, Alderon advanced its feasibility and design levels studies by conducting a geotechnical investigation campaign for the evaluation of subsurface soil and rock conditions across the Kami Project site for all proposed mine site infrastructure. This included drilling, sampling and testing for the crusher, process plant, conveyors, tailings impoundment, railway, overburden and waste rock stockpile areas, power lines, roads, as well as miscellaneous structures. For execution of this work, Alderon was issued an Exploration Approval from the Government of Newfoundland and Labrador for an initial 450 boreholes under Permit No. E120047 and accompanying Water Use Licence No. WUL-12-035. A second Exploration Approval was issued to Alderon for an additional 90 boreholes under Permit No. E120186 and accompanying Water Use Licence No. WUL-12-124. Subsequent to this Permit, an amendment to the Permit was issued to Alderon from the Town of Labrador City (No. 12-930) to drill inside the Wetland Management Unit (as per the Wetland Stewardship Agreement) of Rose Lake this fall. Alderon has also received an amendment to Water Use Licence No. WUL-12-035 from the Provincial Government of Newfoundland and Labrador to include water withdraw points on Pike Lake South, within the Wetland Management Unit. The new Permit is issued under Water Use Licence No. WUL-12-153.

A fuel cache Permit was obtained from Government Services Newfoundland and Labrador by the helicopter company supporting this field program under Permit No. LB-FC-1206001. Two Permits to Alter a Water Body (Nos. ALT6572-2012 and ALT6637-2012) were issued to Alderon allowing for drilling inside the 15 m environmental buffer of several water bodies. The Town of Wabush issued to Alderon an Excavation Permit (No. BP-NO-4732) for drilling within the Town’s municipal boundary.

A number of additional Permits and/or Permit Amendments were required from provincial and municipal regulators in order to cut trees for drill setup locations and drill along the proposed railway to the QNS&L rail line within the Town of Wabush’s zoned Public Water Supply Area. A Permit for Development was issued to Alderon allowing for drilling specifically at the Jean River Crossing and generally within the Town’s PWSA, excluding inside the 150 m environmental buffer of Wahnahnish Lake (No. PRO6543-2012).

An amendment to Alderon’s Commercial Cutting Permit (No. 12-22-00314) was issued allowing cutting of trees for drill setups inside the 30 m environmental buffer of water bodies.

All geotechnical drilling, sampling, and testing work was conducted within the Province of Newfoundland and Labrador.

Following release from the Provincial environmental assessment process, the Property will require a number of approvals, permits and authorizations prior to project initiation. In addition, throughout construction and operation, compliance with various standards contained in Federal and Provincial legislation, regulations and guidelines will be required. Alderon will also be required to comply with any other terms and conditions associated with the release. The permits, approvals and authorisations that will be required prior to project initiation are outlined below under “ – Mining Operations – Environment.” The Property has been released from each of the Provincial and Federal environmental assessment processes. See “Item 4.B Business Overview – General Development of Business – Three Year History - Year Ended December 31, 2014 Developments – Provincial Environmental Assessment” and “Federal Environmental Assessment”.

Environmental Setting

Kami Property

The existing (baseline) condition of the environment within and near the Kami Project area is the result, and reflects the effects, of other past and ongoing human activities in the region. A range of surveys were carried out in the project footprint and larger region to characterize the existing environmental conditions, including wildlife, vegetation, and freshwater surveys. Regional ambient air quality monitoring indicates that the average air quality in the region is good overall, with SO2 and NO2 ambient concentrations being below applicable standards and with total particulate levels occasionally exceeding guidelines. Baseline water quality monitoring data similarly shows that existing surface water quality is good, with several parameters occasionally and slightly exceeding ecological water quality guidelines. Prevailing winds are from the west and south.

The biophysical environment in which the Kami Project lies is within the Mid Subarctic Forest (Michikamau) Ecoregion of Western Labrador. Habitat types common to Western Labrador are found throughout the Project area. These habitat types support a wide range of wildlife species that are common throughout the region. Species at risk and species of conservation concern which have been observed in the Project area include: the Olive-sided Flycatcher (Threatened), and the Rusty Blackbird (species of conservation concern). There were no observations of any plant species listed as species at risk within the Project area. Eight plant species of conservation concern were recorded in the Project area; occurrences of all eight species were also recorded outside the vicinity of the Project. Consultation with Newfoundland and Labrador Department of Environment and Conservation is continuing to determine if additional species are to be considered as species of conservation concern. No caribou were observed in proximity to the Project area during the project surveys conducted in 2011 and 2012.

Wetlands cover a sizable proportion of the natural landscape of Labrador and are common throughout the Project area. Both Labrador City and Wabush have signed Municipal Wetland Stewardship Agreements with the provincial government and Eastern Habitat Joint Venture, which require the incorporation of wetland conservation in the scope of municipal planning. Each municipality was required to designate wetlands areas with their municipal planning areas as Habitat Management Units. The Project has been designed to avoid impacts on the Management Units wherever possible; however, the ore body intersects the Pike Lake South Management Unit. No unique habitat features were identified within the Management Unit or elsewhere within the Project area.

Fish species and fish habitat common to Western Labrador are present within the Project area. Recreational fisheries are conducted throughout the region and in close proximity to the Project area. There were no observations of any fish species listed as species at risk within the Project area, and no commercial or aboriginal fisheries have been identified in or near the Project area.

Current land and resource use in the vicinity of the Project area includes industrial activities, cabin use, hunting and trapping, angling, wood harvesting, berry picking, snowmobiling, and boating, among other recreational activities. Due to the close proximity to the towns of Labrador City and Wabush, recreational land use in this area is extensive. A number of cabins have been identified within the Project area.

There are no treaties or settled land claims which overlap the Project area. No aboriginal communities exist in close proximity to the Project, the closest being Schefferville, located approximately 200 km to the north. However, the Project is located in an area which five aboriginal groups assert as their traditional territory.

Concentrate Storage and Reclaim Facilities, Québec

The Pointe-Noire Terminal lies within the Municipality of Sept-Îles on Port Authority of Sept-Îles lands, adjacent to similar reclaim facilities operated by other users. The existing terminal at Pointe-Noire has been in operation for many decades and contains two industrial and port facilities similar to the facility proposed by Alderon. The region has long been the center of natural resource exploitation and the main resource industries are hydroelectricity generation and mining.

The Pointe-Noire Terminal site is in an industrialised area with few natural habitats. Remaining habitat at the proposed site consists mainly of patches of young mixed forest stands and mature coniferous stands. There is no freshwater fish habitat within the facility footprint. No species at risk or species of conservation concern were observed during field surveys. According to the “Centre de Données sur le Patrimoine Naturel du Québec” database, no flora species with special status are reported for the Port site area.

In 2009, Sept-Îles had a population of 25,686 inhabitants. The closest residential and recreational land use is located approximately 1.5 km from the site, in the low density Val Sainte-Marguerite. There are two aboriginal reserves in the vicinity: Uashat and Maliotenam (also known as Mani-Utenam), which are located approximately 10 and 26 km respectively, to the east. The Pointe-Noire Terminal is located within the asserted traditional territory of two aboriginal groups: the Innu of Uashat mak Mani-Utenam and the Innu of Matimekush-Lac John. Though located near Schefferville, approximately 500 km north of Sept-Îles, the Innu of Matimekush-Lac John share their ancestral territory with the Innu of Uashat mak Mani-Utenam.

Community Relations

Alderon is committed to operating within a sustainable development framework. A key principle of sustainable development is to consult with stakeholders who may have an interest in or be affected by the Kami Project in order to build and maintain positive, long-term and mutually beneficial relationships. Alderon has adopted a ‘Life of Project’ approach to public consultation and developed a framework in Alderon’s Project Consultation Plan. The principles guiding the Public Consultation Plan are set out in Alderon’s Communities Relations Policy:

•	Engage stakeholders through meaningful, transparent and respectful communication and consultation;

•	Value, acknowledge, and give consideration to the cultural diversity, unique traditions and the needs and aspirations of local people, communities, and other stakeholders;

•	Develop relationships with local community leaders and provide timely responses to their communications;

•	Understand, acknowledge and respond to the concerns of local people, communities, and other stakeholders; and

•	Provide project information and updates on a regular basis.

Alderon has and will continue to conduct a wide range of public consultation initiatives to ensure that stakeholders are apprised of the progress of the Kami Project and afforded an opportunity to express any concerns. Information will be disseminated through digital and print media, including Alderon’s website,

e-mail, newspaper advertisements and newsletters and public information sessions. Consultation will take place through the following major engagement activities:

•	Participation on multi-stakeholder committees;

•	Council and staff information briefings;

•	Stakeholder consultation events;

•	Consultation with educational and training institutions;

•	Information briefings with regulators;

•	Media relations; and

•	Participation in follow-up and monitoring committees.

Alderon recognizes the importance of building relationships based on mutual trust and respect with aboriginal groups having rights or interests that may be affected by the Kami Project. Alderon has developed an Aboriginal Relations Policy, which is based on the following principles:

•	Respect for the legal and constitutional rights of aboriginal peoples;

•	Respect for the unique history, diverse culture, values and beliefs of aboriginal peoples and their historic attachment to the land;

•	Recognition of the need to pursue meaningful engagement with aboriginal groups; and

•	Recognition of the importance of collaboration with aboriginal groups to identify and respond to issues and concerns.

The Aboriginal Relations Policy is implemented through the Aboriginal Engagement Strategy and Action Plan which outlines a range of engagement activities, actions and initiatives to assist Alderon in identifying, understanding and addressing any potential effects of the Kami Project on aboriginal communities and groups and their current use of land and resources for traditional purposes.

Alderon has identified five aboriginal groups, communities or organizations that may be affected by the Kami Project:

•	Innu Nation (representing the Innu of Labrador);

•	NunatuKavut Community Council;

•	Innu Nation of Uashat mak Mani-Utenam;

•	Innu Nation of Matimekush-Lac John; and

•	Naskapi Nation of Kawawachikamach.

Alderon's engagement efforts with these groups commenced prior to project registration and are ongoing. Major engagement initiatives include the following:

•	Information sharing initiatives;

•	Community engagement initiatives;

•	Traditional land and resource use studies; and

•	Avoidance or mitigation initiatives.

It is Alderon’s objective to continue to pursue positive and constructive relationships with each of these aboriginal groups throughout the life of the Kami Project until closure and decommissioning.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

The Property is accessible from Labrador City/Wabush, Newfoundland via 4x4 vehicle roads. All-Terrain Vehicle (“ATV”) trails enable access to the remainder of the Property. Wabush is serviced daily by commercial airlines from Sept-Îles, Montreal and Québec City and also by flights from Goose Bay, Deer Lake and St. John’s.

Climate

The climate in the region is typical of north-central Québec/Western Labrador (sub-Arctic climate). Winters are harsh, lasting about six to seven months with heavy snow from December through April. Summers are generally cool and wet; however, extended daylight enhances the summer workday period. Early and late winter conditions are acceptable for ground geophysical surveys and drilling operations. The prevailing winds are from the west and have an average of 14 km per hour, based on 30 years of records at the Wabush Airport.

Local Resources and Infrastructure

The Property is adjacent to the two towns of Labrador City and Wabush, with populations of 7,367 and 1,861, respectively. Together these two towns are known as Labrador West. Labrador City and Wabush were founded in the 1960s to accommodate the employees of the Iron Ore Company of Canada and Wabush Mines. A qualified work force is located within the general area due to the operating mines and long history of exploration in this region.

Although low cost power from a major hydroelectric development at Churchill Falls to the east is currently transmitted into the region for the existing mines operations, the current availability of additional electric power on the existing infrastructure in the region is limited. Alderon has made the required requests to Nalcor for the supply of power for the project and Nalcor has already initiated the process by undertaking the required studies. In its Press Release dated December 13, 2012, Alderon announced that it has entered into an agreement with Nalcor to commence Stage III of the process, which is expected to take 6-8 months to conclude. For an update on this matter that occurred subsequent to the date of the Technical Report see “Item 4.B Business Overview – General Development of Business – Three Year History – Year Ended December 31, 2014 Developments – Power Supply for the Kami Project.”

The Kami Project site is also located in proximity to other key services and infrastructure. The Kami Project will include a rail loop and a connection to the QNS&L Railway for transportation of product to Port. Fresh water sources on the site are plentiful, although the plan is to maximize recycling and minimize dependence on fresh water. A preliminary site plan has been developed as part of the Feasibility Study, which indicates that there are enough barren areas on the site to permit permanent storage of waste rock and tailings.

Project design requires that certain infrastructure be located outside the mineral property limits. Alderon currently does not have surface rights to use these areas but it will acquire these rights at an appropriate time during project development.

Physiography

The Property is characterized by gentle rolling hills and valleys that trend northeast-southwest to the north of Molar Lake and trend north-south to the west of Molar Lake, reflecting the structure of the underlying geology. Elevations range from 590 m to 700 m.

The Property area drains east or north into Long Lake. A part of the Property drains north into the Duley Lake Provincial Park before draining into Long Lake.

In the central Property area, forest fires have helped to expose outcrops; yet the remainder of the Property has poor outcrop exposure. The cover predominantly consists of various coniferous and deciduous trees with alder growth over burnt areas.

History

The earliest geological reconnaissance in the southern extension of the Labrador Trough within the Grenville Province was in 1914, by prospectors in their search for gold. Several parties visited the area between 1914 and 1933, but it was not until 1937 that the first geological map and report was published. The metamorphosed iron formation in the vicinity of Wabush Lake was first recognized in 1933. A few years later, the Labrador Mining and Exploration Co. Ltd. (“LM&E”) evaluated the iron formation, but decided it was too lean for immediate consideration.

In 1949, interest in the Carol Lake area by LM&E was renewed and geological mapping was carried out in the Long Lake (also known as Duley Lake) - Wabush Lake area for IOC. The work was done on a scale of 1"=1/2 mi. and covered an area approximately 8 km wide by 40 km long from Mills Lake northward to the middle of Wabush Lake. This work formed part of the systematic mapping and prospecting carried on by LM&E on their concession. Concentrations of magnetite and specularite were found in many places west of Long Lake and Wabush Lake during the course of the geological mapping. Broad exposures of this enrichment, up to 1.2 km long, assayed from 35% to 54% Fe and 17% to 45% SiO2. Ten enriched zones of major dimensions were located and six of these were roughly mapped on a scale of 1"=200 ft. Seventy-four samples were sent to Burnt Creek for analysis. Two bulk samples, each about 68 kg, were taken for ore dressing tests. One was sent to the Hibbing Research Laboratory and the other was sent to the Bureau of Mines, Ottawa. The material was considered to be of economic significance as the metallurgical testing indicated that it could be concentrated.

Geological mapping on a scale of 1"=½ mi. was carried out in the Wabush Lake - Shabogamo Lake area in 1950. It was reported that there were numerous occurrences of pyrolusite and psilomelane and botryoidal goethite being frequently associated with the manganese within the iron formation and quartzite. Mills No. 1 was one of the iron deposits discovered in 1950 and was sampled and described at that time. A narrow irregular band of pyrolusite was reported to extend 457 m within a friable magnetite-hematite iron formation located 914 m southwest of the prominent point on the west side of Mills Lake. In 1951, nearly all of the concession held by LM&E within the Labrador Trough was flown with an airborne magnetometer. This survey showed the known deposits to be more extensive than apparent, from surface mapping and suggested further ore zones in drift-covered areas.

In 1953, a program of geological mapping in the Mills Lake - Dispute Lake area was conducted by IOC. The possibility of beneficiating ores within the iron formation was considered and all high magnetic anomalies and bands of magnetite-specularite iron formation were mapped in considerable detail. Occurrences of friable magnetite-specularite gneiss containing enough iron oxides to be considered as beneficiating ore were found in several places west of Long Lake and northwest of Canning Lake. Representative samples assayed 18.55% to 43.23% Fe and 26.66% to 71.78% SiO2. Seven zones of this material were located in the area. Three of these (one of which was Mills No. 1 deposit) were mapped on a scale of 1"=200 ft. On two of these occurrences, dip needle lines were surveyed at 122 m (400 ft) intervals. Forty-two samples were sent to the Burnt Creek Laboratory for analysis. Three samples were sent to Hibbing, Minnesota for magnetic testing. It was reported that at Mills No. 1, the ore was traced for a distance of 488 m along strike, with the minimum width being 107 m.

In 1957, an area of 86.2 km2 to the west of Long Lake was remapped on a scale of 1"= 1,000 ft and test drilled by IOC to determine areas for beneficiating ore. Dip needle surveying served as a guide in determining the locations of iron formation in drift-covered areas. Two hundred and seventy-two holes, for a total of 7,985 m (26,200 ft.) were drilled during the 1957 program (approximately 66 holes are located on the Property). It was reported that there were no new deposits found as a result of the drilling, however, definite limits were established for the iron formation found during previous geological mapping. Three zones of "ore" were outlined, which included Mills No. 1 and an area of 19.1 km2 was blocked out as the total area to be retained. The Mills No. 1 zone was outlined by six drillholes and found to have a maximum length of 3,048 m (10,000 ft) and a maximum width of 610 m (2,000 ft). The mineralization is described as being composed of specularite with varying amounts of magnetite, grading on average 32.1% Fe. A search by Altius for the logs and/or core from the 1957 LM&E drilling program has not been successful. From local sources, it is known that all holes drilled in this area were of small diameter and very shallow (~30 m).

In early 1959, a decision was made by IOC to proceed with a project designed to open up and produce from the ore bodies lying to the west of Wabush Lake and a major program of construction, development drilling and ore testing was started in the Wabush area. Also that year, geological mapping (1"=1,000 ft) and magnetic profiling were conducted by LM&E in the Long Lake - Mills Lake area. Zones of potential beneficiating ores were located to the southwest of Mills Lake.

In 1972, an extensive airborne electromagnetic survey covered 2,150 km2 of territory, and entailed a 2,736 km line of flying in the Labrador City area. The area covered, extended from the southern extremity of Kissing Lake to north of Sawbill Lake, and from approximately the Québec-Labrador border on the west to the major drainage system, through Long, Wabush and Shabogamo Lakes on the east. The survey was done by Sander Geophysics Ltd. (for LM&E) using a helicopter equipped with an NPM-4 magnetometer, a fluxgate magnetometer, a modified Sander EM-3 electromagnetic system employing a single coil receiver, and a VLF unit. In 1972 to 1973, an airborne magnetic survey was conducted over the area by Survair Ltd., Geoterrex Ltd., and Lockwood Survey Corporation Ltd., for the Geological Survey of Canada.

In 1977, geological mapping was initiated by the Newfoundland Department of Mines and Energy within the Grenville Province, covering the Wabush-Labrador City area. This work was part of the program of 1:50,000 scale mapping and reassessment of the ratio of mineral potential of the Labrador Trough by the Newfoundland Department of Mines and Energy. Mapping was continued in western Labrador from 1978 to 1980. As part of an experimental geochemical exploration program in Labrador by LM&E in 1978, many of the lakes in the Labrador City area were sampled, both for lake bottom sediments and lake water.

Lake sediment samples were sent to Barringer Research Ltd., Toronto, Ontario, for a multi-element analysis. Water samples were tested at Labrador City for acidity, before being acidified for shipment. Some samples were also shipped to Barringer for analysis and some were analyzed in the IOC Laboratory in Sept-Îles. A sample portion was also sent to the Learch Brothers Laboratory in Hibbing Minnesota for additional analysis. On Block No. 24 (part of the Property), only one site was sampled. The sediment assay results indicated the sample was statistically “anomalous" in phosphorous. None of the water samples were defined as anomalous. It was concluded that the samples, as a group, are widely scattered, and it is difficult to draw any firm conclusion from the results. It was noted that a further study might indicate that it is worthwhile to take additional samples.

In 1979, a ground magnetometer survey was conducted on Block No. 24 (part of the Property). A total of four lines having a combined length of 3,500 m were surveyed on this block. The standard interval between successive magnetometer readings was 20 m. Occasionally over magnetically “quiet” terrain, this interval was increased. Whenever an abrupt change in magnetic intensity was encountered, intermediate stations were surveyed. The magnetometer profiles and observations of rare outcrops confirm that oxide facies iron formation occurs on Block No. 24 (in the Mills No. 1 area of the Property). Also in 1979, one diamond drillhole was drilled by LM&E near the north end of Elfie Lake on the Property. The hole (No. 57-1) was drilled vertically to a depth of 28 m and did not encounter the iron oxide facies of interest. In 1983, LM&E collared a 51 m deep (168 ft) diamond drillhole 137 m north of Elfie Lake (DDH No. 57-83-1). The drillhole encountered metamorphosed iron formation from 17 m to a depth of 51 m. Of this, only 2 m was oxide facies. Core recovery was very poor (20%).

In 1981 and 1982, an aerial photography and topographic mapping program was completed by IOC to re-photograph the mining areas as part of its program to convert to the metric system. Two scales of aerial photography (1:10,000 and 1:20,000) were flown, and new topographic maps (1:2,000 scale) were made from these photos. The photography was extended to cover all the lease and license blocks in the Labrador City area.

During the summers of 1977 and 1978, a lake sediment and water reconnaissance survey was undertaken over about one-half (134,000 km2) of Labrador by the GSC, in conjunction with the Newfoundland Department of Mines and Energy. The survey was designed to provide the exploration industry with data on bedrock composition, and to identify metaliferous areas as large scale prospecting targets. Sampling continued in 1982 in southwestern Labrador. Water and sediments from lakes over an approximate area of 50,000 km2 were sampled at an average density of one sample per 13 km2. Lake sediment samples were analyzed for U, Cu, Pb, Zn, Co, Ni, Ag, Mo, Mn, Fe, F, As, Hg and L.O.I. In addition, U, F and pH were determined on the water samples.

During 1985, field work by LM&E was concentrated on the northern part of Block No. 24. A pace and compass grid was established near Molar Lake. Cross lines were added at 152 m (500 ft) intervals. The grid was used to tie in the sample sites and a systematic radiometric survey was thus performed. There were four soil samples and six rock samples (one analyzed) collected. A possible source of dolomite as an additive for the IOC's pellet plant was examined near Molar Lake. It was concluded from visual examination that the dolomite was high in silica.

In 2001, IOC staked a considerable portion of the iron formation in the Labrador City area, with the Kamistiatusset area being in the southern extent of the company’s focus. Extensive geophysical testing was conducted over the area using airborne methods. The Kamistiatusset area and the area north of the Property were recommended as a high priority target by SRK Consulting Ltd., as part of the 2001 IOC Work Report. However, no work was reported for the area.

In 2004, Altius staked twenty (20) claims comprising license 10501M (predecessor to license 15980M). In the spring of 2006, Altius staked another thirty-eight (38) claims to the north, comprising license 11927M. License 10501M and license 15980M were subsequently replaced by license 15980M, which was acquired by Alderon from Altius.

Geological Setting

The Property is situated in the highly metamorphosed and deformed metasedimentary sequence of the Grenville Province, Gagnon Terrane of the Labrador Trough, adjacent to and underlain by Archean basement gneiss. The Labrador Trough, otherwise known as the Labrador-Québec Fold Belt, extends for more than 1,200 km along the eastern margin of the Superior Craton from Ungava Bay to Lake Pletipi, Québec. The belt is about 100 km wide in its central part and narrows considerably to the north and south. The Labrador Trough itself is a component of the Circum-Superior Belt that surrounds the Archean Superior Craton, which includes the iron deposits of Minnesota and Michigan. Iron formation deposits occur throughout the Labrador Trough over much of its length.

The Labrador Trough is comprised of a sequence of Proterozoic sedimentary rocks including iron formation, volcanic rocks and mafic intrusions. The southern part of the Labrador Trough is crossed by the Grenville Front representing a metamorphic fold-thrust belt in which Archean basement and Early Proterozoic platformal cover were thrust north-westwards across the southern portion of the southern margin of the North American Craton during the 1,000 Ma Grenvillian orogeny. Labrador Trough rocks in the Grenville Province are highly metamorphosed and complexly folded. Iron deposits in the Gagnon Terrane, (the Grenville part of the Labrador Trough); include those on the Property and Lac Jeannine, Fire Lake, Mont-Wright, Mont-Reed, and Bloom Lake in the Manicouagan-Fermont area, and the Luce, Humphrey and Scully deposits in the Wabush-Labrador City area. The metamorphism ranges from greenschist through upper amphibolite into granulite metamorphic facies from the margins to the orogenic centre of the Grenville Province. The high-grade metamorphism of the Grenville Province is responsible for recrystallization of both iron oxides and silica in primary iron formation, producing coarse-grained sugary quartz, magnetite, and specular hematite schist or gneiss (meta-taconites) that are of improved quality for concentration and processing.

North of the Grenville Front, the Labrador Trough rocks in the Churchill Province have been only subject to greenschist or sub-greenschist grade metamorphism and the principal iron formation unit is known as the Sokoman Formation. The Sokoman Formation is underlain by the Wishart Formation (quartzite) and the Attikamagen Group including the Denault Formation (dolomite) and the Dolly/Fleming Formations (shale). In the Grenville part of the Labrador Trough where the Property is located, these same Proterozoic units can be identified, but are more metamorphosed and deformed. In the Grenville portion of the Labrador Trough, the Sokoman rocks are known as the Wabush Formation, the Wishart as the Carol Formation (Wabush area) or Wapusakatoo Formation (Gagnon area), the Denault as the Duley Formation and the Fleming as the Katsao Formation. A recent synthesis develops modern lithotectonic and metallogenic models of the Labrador Trough north of the Grenville Front. In practice, both sets of nomenclature for the rock formations are often used. Alderon and Altius have used the Menihek, Sokoman, Wishart, Denault, and Attikamagen nomenclature throughout their reports to name rock units on the Property. WGM has elected to retain this nomenclature but often gives reference to the other nomenclature.

The Property is underlain by folded, metamorphosed sequences of the Ferriman Group and includes (from oldest to youngest): Denault (Duley) Formation dolomitic marble (reefal carbonate) and Wishart (Carol) Formation quartzite (sandstone) as the footwall to the Sokoman (Wabush) Formation. The Sokoman (Wabush) Formation includes iron oxide, iron carbonate and iron silicate facies and hosts the iron oxide deposits. The overlying Menihek Formation resulted from clastic pelitic sediments derived from emerging highlands into a deep-sea basin and marks the end of the chemical sedimentation of the Sokoman Formation.

Proterozoic biotite-garnet-amphibole dikes and sills cut through all formations.

Altius’ exploration was focused on three parts of the Property known as the Mills Lake, Rose Lake and the Mart Lake areas. Alderon’s 2010 to 2012 drilling was focused on the Rose Lake and Mills Lake areas. On some parts of the Property, the Sokoman (Wabush) is directly underlain by Denault (Duley) Formation dolomite and the Wishart (Carol) Formation quartzite is missing or is very thin. In other places, both the dolomite and quartzite units are present.

Alderon interprets the Property to include two iron oxide hosting basins juxtaposed by thrust faulting. The principal basin, here named the “Wabush Basin”, contains the majority of the known iron oxide deposits on the Property. Its trend continues NNE from the Rose Lake area, nine (9) km to the Wabush Mine and beyond the town of Wabush. The second basin called the "Mills Lake Basin", lies south of the Elfie Lake Thrust Fault and extends southwards, parallel with the west shore of Mills Lake. Each basin has characteristic lithological assemblages and iron formation variants.

The portion of the Property east of the western shore of Mills Lake is dominated by gently dipping (15°-20°E) Denault Formation marble with quartz bands paralleling crude foliation. This block is interpreted as being thrust from the east onto the two basin complexes above. The marble outcrops across the 8 km width of licenses 017926M and 017948M with consistent east dips. The thickness exposed suggests that several thrust faults may have repeated the Denault Formation stratigraphy. On older maps, this is shown as an infolded syncline of Sokoman Formation, but recent mapping and shallow drilling by Alderon found Denault marble and minor Menihek Formation but no iron formation. Another area on license 017926M, previously interpreted as a syncline with Sokoman and Menihek formations in its core, did not show any airborne magnetic or gravity anomalies, and recent Alderon mapping found only dolomite marble.

Alderon initiated its 2010 program by relogging Altius’ drill core and replaced Altius’ previous lithological codes with its codes. Amphibolite dikes and sills cut through all other rock units but are particularly common in the Menihek Formation schists and are a consideration, as they may negatively impact the chemistry of iron concentrates made from mineralization containing these rocks that may be difficult to exclude during mining.

Exploration

General

Historic exploration is summarized above under “ – History”. Altius’ initial exploration was in 2006, culminating in a diamond drilling program in 2008. Alderon acquired the Property in December 2010 and has since conducted an extensive exploration program.

Altius Exploration Programs 2006 – 2009

Reconnaissance mapping and rock sampling commenced during the summer of 2006 and was completed during the 2007 field season. Ten (10) 2006 samples of outcrop and boulders were assayed at SGS Lakefield for major elements. Grab samples yielded iron values typical of oxide facies iron formation. Further outcrop sampling was completed during the 2008 program. A total of 63 rock samples were collected, 29 of which were for chemical analysis while the remaining were collected for physical properties testing. The 2007 samples were sent to Activation Laboratories in Ancaster, Ontario and assayed for major elements, FeO and total sulphur. Nine (9) rock samples from the Mills Lake area returned Fe values ranging from 9.7% Fe to 43.6% Fe and manganese values ranging from 0.43% Mn to 13.87% Mn. From the Molar Lake area, five rock samples were collected yielding 13.7% Fe to 23.6% Fe and 0.1% to 0.69% Mn. From the Elfie Lake area, two grab samples were collected that respectively returned assay results of 25.9% Fe and 0.95% Mn and 17.9% Fe and 1.07% Mn. From the Mart Lake area, one sample was collected that yielded 16.3% Fe and 0.15% Mn. From the Rose Lake area, a few outcrops over a strike length of approximately 430 m were grab sampled. Values ranged from 5.6% Fe with 9.73% Mn from a sample near the iron formation – Wishart Formation contact to 29.7% Fe with 1.05% Mn from a magnetite specularite sample of iron formation.

Altius’ 2007 exploration program also included a high resolution helicopter airborne magnetic survey carried out by McPhar Geosurveys Ltd. The purpose of the airborne survey was to acquire high resolution magnetic data to map the magnetic anomalies and geophysical characteristics of the geology. The survey covered one block. Flight lines were oriented northwest-southeast at a spacing of 100 m. Tie-lines were oriented northeast-southwest at a spacing of 1,000 m. A total of 905 line km of data were acquired. Data was acquired by using precision differential GPS positioning. The rock samples were collected from the Property and sent for physical properties testing to support interpretation of the airborne magnetic survey results.

The results of the 2007 exploration program were positive with rock samples returning favorable iron values and the airborne magnetic survey effectively highlighting the extent of the iron formation. Following the 2007 exploration program, licenses 013935M, 013937M, 010501M, 011927M, 012853M and 012854M were grouped to form license 15037M and licenses 14957M, 14962M, 14967M and 14968M were staked.

The 2008 exploration program on the Property consisted of physical properties testing of the rock samples collected in 2007, line cutting, a ground gravity and magnetic survey carried out by Géosig of Saint Foy, Québec, a high resolution satellite imagery survey (Quickbird), an integrated 3-D geological and geophysical inversion model and 6,129.49 m of diamond drilling in 25 holes. The drilling program was designed to test three known iron ore occurrences on the Property (namely Mills Lake, Mart Lake and Rose Lake) that were targeted through geological mapping and geophysics.

The ground gravity and total field magnetic surveys were conducted along 69.8 km of cut gridlines spaced from 200 m to 400 m apart and oriented northwest-southeast. Gravity surveying and high resolution positional data were collected at 25 m intervals. The magnetic survey stations were spaced at 12.5 m along the lines.

Mira Geoscience (“Mira”) was contracted to create a 3-D geological and geophysical inversion model of the Property. Mira was provided with the geological cross sections, airborne and ground geophysics data and the physical rock properties from each of the different lithologies. The 3-D geological and geophysical model was completed to help with target definition and drillhole planning.

Drilling confirmed the presence of oxide-rich iron formation at the three iron occurrences and was successful in extending the occurrences along strike and at depth. Drilling was also fundamental in testing stratigraphy and structure to help refine the geological and structural models for each area to aid in drillhole targeting.

Alderon’s Summer 2010 Exploration Program

The 2010 exploration program started on June 1, 2010 and finished December 1, 2010. The program consisted mainly of a drilling program, but also included an airborne geophysical survey covering the three licenses Alderon holds in Newfoundland and Labrador and the relogging and lithology re-coding of Altius’ 2008 drill core. The airborne geophysical survey consisted of 1,079 line km of gravity and magnetic surveying covering a 130 km2 area.

The geophysical survey measuring the gradient of the gravity field and magnetics was carried out by Bell Geospace Inc. (“BGI”) of Houston, Texas and flown over the Property from November 8th through November 11th, 2010 onboard a Cessna Grand Caravan. The crew and equipment were stationed in Wabush. The survey was flown in a north-south direction with perpendicular tie lines. Eighty five survey lines and 13 tie lines were flown. The survey lines were 100 m apart on the western side of the survey area, and 300 m apart on the eastern side. The tie lines were 1,000 m apart. The survey lines vary from 10.3 km to 12.4 km in length, and the tie lines varied in length from 5.5 km to 11.7 km.

The survey plan defines a flight path that maintains a constant distance from the ground for the entire length of each survey line. However, it is not always possible to maintain the constant clearance because of variations in terrain relief. Ground clearance does not vary greatly in this survey due to the lack of severe terrain features and ground clearance ranged from 60 m to 187 m.

Magnetic data was acquired with a cesium vapor sensor. A radar altimeter system is deployed to measure the distance between the airplane and the ground. Along with the plane’s altitude acquired via GPS, radar altimetry data is used to produce a Digital Elevation Model (“DEM”). The full Tensor Gravity Gradiometry (Air FTG) system contains three Gravity Gradient Instruments (“GGIs”), each consisting of two opposing pairs of accelerometers arranged on a rotating disc.

Processing of the gravity data includes line leveling, terrain correction and noise reduction. Measured free air and terrain corrected maps for each of the six tensor components are provided.

Minimal data correction is required for magnetics. The majority of erroneous data is removed by the compensation process that corrects the data for the effects of the aircraft, as heading and position changes relative to the magnetic field. A base magnetometer was also used to record and remove the daily variations in the magnetic field due to regional factors. A lag correction is applied to correct the distance between the mag sensor and the GPS antennae. The lag correction is computed based on speed and distance to accurately shift the magnetic data to the GPS reference point and ensure that lines flown in opposite directions are not biased by the distance between the sensor and antennae. The earth's field is calculated and removed. Only minor line adjustments are required to remove any remnant errors that are apparent at line intersections. The data is then ready for reduction to the magnetic pole to approximate the anomaly directly over the causative body, and other derivative calculations to accentuate the anomalies.

Alderon’s Winter 2011 Exploration Program

Alderon’s winter 2011 program consisted of a drilling program on the Rose North deposit. Drilling started in early February and was completed on April 6. Alderon has also completed a LIDAR (Light Detection and Ranging) and air photo survey, however, this data has not been reviewed by WGM but it was used by Alderon to create a topographic surface for the mineral resource estimate and for subsequent mine design by BBA.

Alderon’s 2011-2012 Exploration Program

Alderon’s 2011-2012 exploration program was mostly a drilling program described under “ – Drilling”. The program started in June 2011 and continued to April 30, 2012 with a break for freeze-up. Drilling comprised infill holes on both the Rose and Mills Lake areas plus geotechnical drillholes and holes for collection of sample for metallurgical testwork. Geological reconnaissance mapping was done in several areas south and east of the Rose deposit, principally for condemnation study around the areas proposed for the mine site civil works.

An aerial photography orthorectification LIDAR survey was flown over the Property in August-September 2011. Aéro-Photo (1961) Inc. of Québec performed the work. Imagery was to a resolution of 20 cm per pixel. Allnorth Land Surveyors’ of Kamloops, B.C., participated in establishing ground location control. A follow-up flight over just the original Kami Property was completed in fall 2012 using the same 20 cm resolution in order to document the reclamation works conducted on the 2008-2012 drill areas.

Mineralization and Structure

Mineralization of economic interest on the Property is oxide facies iron formation. The oxide iron formation (“OIF”) consists mainly of semi-massive bands or layers, and disseminations of magnetite and/or specular hematite (specularite) in recrystallized chert and interlayered with bands (beds) of chert with iron carbonates and iron silicates. Where magnetite or hematite represent minor component of the rock comprised mainly of chert, the rock is lean iron formation. Where silicate or carbonate becomes more prevalent than magnetite and/or hematite, then the rock is silicate iron formation (“SIF”) and or silicate-carbonate iron formation and its variants. SIF consists mainly of amphibole and chert, often associated with carbonate and contains magnetite or specularite in minor amounts. The dominant amphibole on the Kami Property is grunerite. Where carbonate becomes more prevalent, the rock is named silicate-carbonate or carbonate-silicate iron formation. However, in practice, infinite variations exist between the OIF and silicate-carbonate iron formation composition end members. SIF and its variants and lean iron formation are also often interbedded with OIF.

The OIF on the Kami Property is mostly magnetite-rich and some sub-members contain increased amounts of hematite (specularite). Hematite appears to be more prominent in Rose North mineralization than at either Rose Central or Mills Lake, but all zones contain mixtures of magnetite and hematite. At both Rose North and Rose Central and at Mills Lake, a bright pink rhodonite, which is a manganese silicate, is associated with hematite-rich OIF facies. Deeply weathered iron formation in the Rose North deposit also contains concentrations of secondary manganese oxides. There may also be other manganese species present.

Weathering

The iron deposits in the region have all been affected to some degree by deep humid weathering, likely an extension of the Cretaceous weathering that formed the so-called Direct Shipping Ore (“DSO”) deposits around Schefferville, QC.

The weathering affects the Rose North limb from surface and continues below the base of the drilling at approximately -450 vertical m below surface. The weathering affects all rock types variably. Alderon’s interpretation, based on mineralogical and textural evidence, is that it appears to have two stages. The earlier stage appears to be neutral to slightly alkaline with low oxidation levels. This is expressed in the iron deposits by:

1.	Recrystallization of specular hematite to larger subhedral and euhedral crystals almost a magnitude larger than the original meta-taconite specular hematite;
2.	Leaching of quartz and carbonate from the non-oxide matrix;
3.	Destruction of Mn-silicate and carbonate minerals in the meta-taconite to Mn-oxides (psilomelane and pyrolusite) observed in several holes; and
4.	Destruction of Fe-silicates.

The host lithologies, including Menihek schist and Wishart quartzite, are typically changed to soft rock with the original textures preserved, like saprolite weathering, in the schist and extensive leaching of quartz in the quartzite, leaving a quartz-muscovite-calcite powder or porous rock. The iron in the micas is not oxidized. This pattern was observed in the SW Rose drilling in 2010 with all units and in the Wishart quartzite and Katsao paragneiss in the footwall of the Rose North deposit.

The second stage of weathering is superimposed on the first and is more intense closer to the surface. It is characterized by the onset of veins and fractures merging to larger replacements of the original iron formation with Fe-hydroxide minerals such as limonite and goethite with minor earthy red hematite. The manganese oxides remain as powdery psilomelane and minor crystalline pyrolusite in leached vugs.

The early stage weathering forms thin replacements along fracture and fault surfaces aligned with the later NW-trending extensional faults that cut all units. The fault fillings are mainly a dark green “chlorite” type mineral that have not been identified. Adjacent to the fractures, iron silicate is changed to the same “chlorite”, while carbonate grains are less affected. The fractures occasionally change along strike over a few meters to open space fillings that can contain fresh pyrite crystals, fine psilomelane powder, and calcite (but not quartz); limonite-goethite are scarce in these places.

Controls on the weathering patterns appear to be the reticulate pattern of older thrust faults parallel with the trend of the deposits crosscut by the younger NW faults. The two likely provided a connected system for deeper groundwater inflows at the root of the weathering zone.

The weathering may affect the metallurgy characteristics of the iron deposit by increasing the Fe grade by the loss of matrix, increasing porosity, reducing density and hardness, and creating Mn-oxides that can interfere with the extraction process.

Wabush Basin – Rose Deposits

The Wabush Basin on the Property contains (from south to north) the South Rose/Elfie Lake deposit, the Rose Central deposit and the Rose North deposit. These deposits represent different components of a series of gently plunging NNE-SSW upright to slightly overturned anticlines and synclines with parasitic smaller-scale folding. The Rose syncline appears to be dismembered by thrust faulting parallel to the D1 deformation from the SSE. The lateral extent of the southeast limb is limited, while the NW limb forms the long linear trend shown by the airborne magnetic and gravity anomalies and mapping. This fold system continues NNE from the western end of the Rose North deposit toward Long (Duley) Lake. The Wabush Mine deposit lies across the lake where the structure opens into a broad open syncline truncated by a northerly-trending late normal fault just west of Wabush.

The stratigraphy in the Rose area ranges from Katsao gneiss, north of the Rose syncline, up to the Menihek Formation mica schist. The contact between the Archean basement and the Denault marble is not exposed, nor has it been drilled to date. The Rose anticline exposes the Wishart Formation quartzite and drillholes also pass into Denault marble in the anticline core and also a thin Wishart unit abruptly passes down into Denault marble below the Mills Lake deposit. The contact relationship between the two units appears gradational to abrupt with increasing quartz at the base of the Wishart. The Wishart includes muscovite + biotite-rich schist and variations in quartzite textures. It appears more variable than the large quartzite exposures near Labrador City.

The upper contact of the Wishart Formation is abrupt. The base of the overlying iron formation often starts with a narrow layer of Fe-silicate–rich iron formation. Alderon’s exploration team correlates this member with the Ruth Fm. Locally; this is called the Basal Iron Silicate Unit (Wabush Mines terminology). The thickness of this subunit ranges 0 to 20 m.

The Sokoman Formation in the Rose Lake area includes three iron-oxide-rich stratigraphic domains or zones separated by two thin low-grade units. This is similar to the sequence observed at the Wabush Mine. At Rose Lake, the low-grade units composed of quartz, Fe-carbonate plus Fe-silicates and minor Fe oxides are thinner and more erratically distributed than at the Wabush Mine. The three oxide divisions or domains in a gross sense are mineralogically distinct and were used as the basis for geo-metallurgical domains and for the subsequent Mineral Resource estimate. These are named RC-1, RC-2, and RC-3 from stratigraphic base to top.

RC-1, the lower stratigraphic level at Rose Lake, typically has substantially higher specular hematite to magnetite ratio; magnetite content can be minimal to almost absent and is mostly restricted to the margins of the hematite unit. The principal gangue mineral is quartz with a little carbonate or Fe-silicate. Crystalline rhodonite is locally common. Occasionally, magnetite can be observed replacing the hematite as crystalline clusters to 2 cm with rhodonite coronas. This is interpreted as indicating a broad reduction in Fe oxidation during the peak of metamorphism. The Mn-silicates appear to be cleanly crystallized with little entrainment of Fe oxides. Mn measured in Davis Tube magnetite concentrates done as part of routine sample assaying shows values to 0.8% Mn, however, the overall amount of magnetite is low in the unit. In the Rose Central deposit, this unit appears to thin out along trend and depth to the SW. In the Rose North deposit, the equivalent NR-1 unit includes some secondary manganese oxides developed in the deeply weathered zone. Where the rock is fresh in Rose North, NR-1 and RC-1 rocks appear to have the same characteristics.

RC-2, the middle domain, typically is comprised of a series of interlayered hematite-rich and magnetite-rich OIF units with magnetite being more prominent. The mineralization is somewhat enriched in manganese as rhodochrosite. Davis Tube concentrates from the routine Davis Tube tests done as part of the sample assay program show Mn in the 0.6-1.2% Mn range. Gangue minerals include quartz, Fe-carbonate, and modest amounts of Fe-silicate. In the Rose North limb, the equivalent NR-2 forms two bands; the lower one is more consistent in thickness throughout the drilled length of the deposit while an upper part is thicker to the northeast and thins to the SW.

RC-3, the upper domain at Rose Lake, typically has a much higher magnetite:hematite ratio than the other domains, with hematite being uncommon in any quantity; however, the overall TFe% is the lowest of all three of the defined geo-metallurgical domains. The magnetite is typically finer-grained, although in parasitic fold crests can be coarser due to recrystallization. Characteristically, the Mn content of Davis Tube concentrates is relatively low at ~0.3% Mn. Upwards, this domain grades into assemblages containing less Fe oxide with increasing amounts of Fe-silicate and Fe-carbonate. In the Rose North area, the equivalent NR-3 is present in the same level and with similar Mn in magnetite concentrations as

RC-3.

The uppermost part of the Sokoman is principally non-oxide facies. The thin magnetite layers that are present have the same level of Mn in magnetite bands as are typical of the RC-3 zone. The contact with the overlying Menihek Formation is a diachronous transition of interlayered Sokoman chemical sediments and Menihek flysch mud. The contact may locally be tightly folded or faulted by post-metamorphic movement parallel with the foliation, but many of the contacts between the two formations are delicately preserved and appear to be "one-way" and not folded stratigraphy. It is probable that all three contact controls are in play.

The Wabush Basin in the southern part of the Property is bounded to the south by a major arcuate ESE to SW-trending thrust fault along Elfie Lake towards Mills Lake. The east margin is bounded by a northerly thrust fault from the east and on the west by a curious probable thrust fault within the Denault Formation that truncates an ENE-striking open anticline.

The true width of the Rose Central deposit is in the order of 220 m wide, however, widths of mineralization rapidly attenuate through the hinge into the South Rose zone or limb and there is no consistent relationship between drillhole intersection length and true width. The true width of the Rose North deposit is in the order of 250 m to 350 m. The Rose North and the Rose Central deposits appear to represent respectively the NW and SW limbs of the same tight syncline. There is also likely another narrow highly attenuated perhaps tightly folded limb of Sokoman between the main Rose Central zone and the Rose North zone. The entire Rose system also appears to attenuate along strike to the SSW. WGM believes it likely that considerable second order and third order parasitic folding is also most likely present and is largely responsible for difficulties in tracing narrow layers of SIF, CSIF (variants) and magnetite and hematite-dominant OIF from drillhole intersection to intersection. Such folding would also, in WGM’s opinion, be the main reason for the interlayering between Menihek-Sokoman-Wishart and even Denault formations, but as aforementioned, the relative importance of possible structural stacking also remains unresolved.

The 2011-12 infill drilling campaign indicated the effects of late, NW-striking, sub-vertical normal faulting. Alderon’s interpretation suggests scale of movement is typically 40 to 180 m. The NW trend is sub-parallel with a major glaciation direction, thus obscuring these features. According to Alderon’s interpretation, four of these faults cut the Rose deposit with interpreted offsets that appear to elevate the SW end of the Rose Central deposit and drop the NE anticline nose. These can be followed in topography and in detailed air-magnetic maps.

The aforementioned interzone stratigraphy and hematite-magnetite zoning of the Rose Central-Rose North zones is apparent on the cross sections. Clearly, core logged as hematite-dominant as completed by Alderon’s exploration crew correlates well with estimated %hmFe calculated from assays. However, the extent of hematite enrichment in Rose North may be exaggerated by the extent of secondary weathering leading to the development of limonite, goethite and secondary hematite after magnetite. In addition to the prominent hematite-rich layer near the stratigraphic base, there are other layers of hematite-rich OIF throughout the zone alternating with magnetite-rich, lean oxide and SIF and variants, but these are less prominent and difficult to trace. This difficulty in tracing individual iron formation variants from hole to hole is probably explained by the fact that these other layers are relatively thin and therefore the aforementioned second and third order folding has been more effective in shifting them in position and causing them to thicken and thin. The prevalence of down-dip drilling also makes interpretation more difficult.

In the main body of the Rose Central zone, manganese decreases in concentration from stratigraphic bottom towards the stratigraphic top and hematite also decreases in prevalence as magnetite-rich OIF becomes dominant. This same general pattern, perhaps not as obvious, is also present from footwall to hanging wall in the Rose North zone.

Mills Lake Basin – Mills Lake and Mart Lake Deposits

The Mills Lake Basin is developed south of the Wabush Basin. It is considered to be a separate basin because the amount and distribution of non-oxide facies iron formation is different from the Wabush Basin package at Rose and Wabush Mine.

The oldest lithology in the Mills Lake area is the Denault marble. It forms the core of the open anticline in outcrop west of the Mills deposit. The contact with the overlying Wishart is transitional to sharp. The Wishart is predominantly quartzite with lenses of micaceous schist up to 20 m thick, especially towards the upper contact with the Sokoman Formation. The base of the Sokoman is marked by the discontinuous occurrence of a basal silicate iron formation that ranges from nil to 20 m true thickness that Alderon correlates to the Ruth Formation.

The lower part of the Sokoman is Fe-carbonate-quartz facies IF with scattered zones of disseminated magnetite. The OIF facies forms two coherent lenses traced over 1,400 m on the Mills Lake deposit and similarly south of Mart Lake drilled in 2008. In the Mills Lake deposit, the lower oxide unit is 30-130 m true thickness and the upper one more diffuse and generally less than 25 m thick. In the Mart Zone, the two oxide layers are less than 30 m thick. They are separated by 20 to 50 m of carbonate facies IF. Above the upper oxide lens, more carbonate facies greater than 50 m thick cap the exposed stratigraphy. Alderon reports that the carbonate facies units often show zones of Fe-silicates, which they interpret as being derived from a decarbonation process during metamorphism leading to replacement textures indicating that, at least in the Mills Lake area, the origin of Fe-silicates is principally metamorphic and not primary. Disseminated magnetite is a common accessory with the Fe-silicates but isn’t economically significant at this low level of replacement.

The lower oxide facies at the Mills Lake deposit has three levels or stratigraphic domains: a lower magnetite dominant domain, a specular hematite with rhodonite domain, and an upper magnetite domain. The two magnetite dominant domains show different amounts of manganese in magnetite-OIF with the upper portion being low in manganese and the lower one having moderate manganese enrichment. In the Mart zone, a similar pattern is apparent but the two magnetite-dominant OIF domains are more widely separated stratigraphically, are generally thinner, have lower Fe oxide grade, and the hematite member is less well developed.

The Mills Lake Basin outcrop is controlled by an ENE-trending asymmetrical open syncline overturned from the SSE with a steeper north limb and shallow-dipping (18°E) east-facing limb. The fold plunges moderately to the ENE. The Mills Lake Basin is fault-bounded. The northern limit of the basin is the Elfie Lake Thrust Fault pushed from the SSE where it rides over the Wabush Basin package. The east limit is an (interpreted) thrust fault from the east that pushes Denault marble over the Sokoman Formation. The SSE fault appears to be the older of the two. Based on Rivers’ mapping and field observations by Alderon staff, it includes the Mont-Wright deposit and several smaller iron deposits west of Fermont. The details of the basin dimensions are unknown.

Mineralization by Rock Type and Specific Gravity

WGM completed studies on the average composition of rock types derived from drill core sample assays for all the deposits. The estimates of %Fe in the form of hematite (%hmFe) have been made by WGM using two different methods depending on the type of assay and testwork data available. For all cases, the distribution of Fe++ and Fe+++ to magnetite was done assuming the iron in magnetite is 33.3% Fe++ and 66.6% Fe+++. The estimation method also assumes all iron in silicates, carbonates, and sulphides is Fe++, and there are no other iron oxide species present in mineralization other than hematite and magnetite. This latter assumption is generally believed to be true only for the Rose Central and Mills Lake deposits. This assumption is not completely true for the Rose North zone where extensive deep weathering has resulted in abundant limonite, goethite and hematite development after magnetite. This weathering is particularly present in 2011 to 2012 drillholes that tested the mineralization mostly close to surface in Rose North. This development of limonite and goethite exaggerates the calculated %hmFe values, affects density of mineralization and also reduces recoverable Fe. It may also, in association with the Rose Lake drainage system, contribute to hydrological issues that may be concerns for potential pit development. A “Limonite Zone” was also one of the defined domains for the Rose North Mineral Resource estimate and all mineralization that fell within this domain was classified as Inferred.

TFe was determined by XRF for most Head or Crude samples, and for most samples, FeO was by titration and magFe were determined by Satmagan. Hematitic Fe, where Satmagan and FeO_H assays are available, was estimated by subtracting the iron in magnetite (determined from Satmagan) and the iron from the FeO analysis, in excess of what can be attributed to the iron in the magnetite, from %TFe, and then restating this excess iron as hematite, as shown below:

%hmFe = %TFe - (Fe+++ (computed from Satmagan) + Fe++ (computed from FeO))

In practice, %otherFe was computed as the first step in the calculation and %hmFe = %TFe - (%magFe+%otherFe), where %otherFe is assumed to represent the Fe in sulphides, carbonates and/or silicates, is the iron represented by Fe++ from FeO_H that is not in magnetite.

%otherFe=Fe++total (from FeO) – Fe++ (from Satmagan)

Where Fe++ from magnetite exceeds Fe++ from %FeO_H, negative values accrue. These negative values are often small, less than 2% and represent minor but reasonably acceptable assay inaccuracy in either FeO_H or Satmagan results. Small negative values can also accrue for %hmFe where %TFe is smaller than magnetic Fe plus otherFe. For both cases, these small negative values are replaced with zero in WGM’s process of completing the calculations. Where the negative values are greater than 2%, possible error for %TFe Head, Satmagan determinations or FeO_H are indicated and there are some samples in this category.

Not all samples of OIF containing significant hematite were assayed for FeO_H and for these samples %otherFe cannot be estimated from Head FeO assays and Satmagan. However, the samples that did not have FeO_H often had Davis Tube tests completed. Where Davis Tube tests were completed, these Davis Tube Tails (“DTT”) were generally assayed for FeO and from these results %otherFe can be estimated.

Where Head FeO was not determined and Davis Tube weight recoveries for Davis Tube Tails were available and Davis Tube Tails had been assayed for FeO, then %hmFe was estimated as follows:

%hmFe = %TFe-(magFe_Sat+%otherFefromDT),
Where: %otherFefromDT= %Fe++(from FeO on DTT)*%DTTR/100
and %DTTR (Davis Tube Tail Recovery):= (Davis Tube Feed wt-wt_DTC)*100/Davis
Tube Feed wt)

For some drill core OIF samples, %hmFe cannot be calculated because the necessary assay data is not available. Most of these samples were logged as low in hematite, i.e., magnetite-rich OIF or SIF, and the requisite assays to allow for the calculation of %hmFe were not completed because hematite contents were very low and not significant. Many samples of carbonate and silicate IF were also not assayed completely because they were judged as containing insignificant magnetite or hematite.

For OIF, the sums of %hmFe and %magFe generally approach %TFe. The difference between the sum of %hmFe and %magFe and %TFe for OIF samples is attributed to minor amounts of iron in silicates and or carbonates, i.e., "otherFe", or also due to the assays for individual iron components (%TFe, %FeO_H or magFe from Satmagan) not being absolutely accurate. The estimates for %hmFe generally appear to be accurate ±2%-3%. For silicate and carbonate IF lithologies, the sum of %hmFe and %magFe is often significantly less than %TFe. The "missing iron" is probably mostly in grunerite, which on the Property is a common iron silicate in IF and/or iron carbonates. Not much of the "otherFe" is likely in sulphides because sulphur levels in this mineralization are generally low.

The results of WGM’s analyses of the same assays by lithological code show that logging is generally in agreement with rock composition. There are a small percentage of samples that from the assay data appear to be misclassified in terms of lithology code. This misclassification may be due to errors in logging or sample sequencing, i.e., sample mix-up problems in the field or in the lab, or could have resulted from acceptable logging misclassification. Acceptable misclassification by lithology code can occur due to samples containing more than one rock type. This can occur and be acceptable because of the minimum requisite sample length constraints.

Samples logged and coded as magnetite-rich are indicated by assay results to contain more magnetic Fe than samples logged as hematite-rich or carbonate and silicate IF. Samples coded as hematite-rich contain more hematitic Fe. At both Rose and Mills, hematite-rich samples contain higher levels of manganese. This can be observed particularly in the groups coded as HIF and HSIF, respectively Hematite Iron Formation and Hematite-Silicate Iron Formation. Carbonate IF samples are generally higher in CaO. Mafic intrusive rocks (HBG-GN regrouped to AMP) contain higher levels of TiO2, Al2O3 and Mg than IF. Quartz schists, which generally represent Wishart Formation, are high in SiO2 and Al2O3, as are Menihek Formation samples. Denault Formation samples are high in CaO and MgO as this rock is marble or dolomitic marble. There are however, some anomalies probably resulting from mis-logging. Dolomitic samples can be mis-logged as quartzite. Some intervals or samples logged as mafic dikes (HBG-GN) contain high levels of hematite Fe. Samples or units logged as “Lean” iron formation with a Leading “L” in Alderon’s lithology nomenclature, often have assays with significant oxide-iron grade. Similarly, samples coded as SIF variants often have more oxide Fe than “otherFe” and these oxide Fe grades may be sufficient to be considered as ore.

Davis Tube tests were completed on 2010 and 2011 drilling program samples using pulverization to 80% passing 70 microns neglecting any liberation studies or relevance to any iron ore processing flow sheets. Most of the tests were completed on Rose Central samples. Davis Tube magnetic concentrates were generally assayed for major elements by XRF. For some samples, Davis Tube Tails were analyzed for FeO. For a proportion of these samples, particularly hematite-rich samples, no XRF analysis on products was possible because the magnetic concentrate produced was too small or non-existent.

For drillholes that had both Satmagan determinations of %magFe and Davis Tube tests, (these samples are mostly OIF, but also include carbonate and silicate IF and even amphibolite gneiss), the results show that both methods for measuring %magFe produce very similar results with no significant bias. There are a few samples that correlate poorly. WGM communicated this list of suspected sample assays to Alderon. Alderon has completed some check assaying of the most obvious samples but many of these samples selected could not be relocated by SGS Lakefield. Some re-assays have also been completed on samples selected by WGM for checking the balance of Fe++ from FeO_H, versus Fe++ from Satmagan and %hmFe and some assay errors were located and corrected, but more undoubtedly exist and could be found and corrected with more aggressive check assaying.

Results for the Davis Tube tests results show the expected high iron recoveries were achieved for magnetite-rich samples and lower recoveries for hematite-rich samples. Clearly, sample pulverization, 80% passing 70 microns, has resulted in a high degree of magnetite liberation. The liberation assay and mineralogical characteristics of the Davis Tube concentrates (because of the fine grinding) may however be misleading compared to the actual recoveries in an operating mine setting with a commercial processing plant. Iron concentrations in magnetic concentrates from magnetite-rich rocks are generally high, averaging close to 70% and ranging from 64% to 72%. Silica values for magnetite-rich lithologies range from 0.4 to 8% but generally average approximately 2%. Manganese in magnetic concentrates is weakly to moderately correlated with manganese in Head samples, but patterns are irregular.

For its 2010 program, Alderon completed bulk density determination on 175, 0.1 m length half split core samples for the purposes of calibrating the downhole density probe data. The samples tested spanned a number of rock types. The bulk densities were determined at SGS Lakefield using the weigh-in-water/weigh-in-air method. These 0.1 m samples represent the upper 0.1 m intervals of routine assay samples that are generally 3 m to 4 m long. There are no XRF WR assays for these specific 0.1 m samples as only the routine sample intervals, of which the 0.1 m samples were a part, were assayed.  The bulk densities for these 0.1 m samples correlate poorly with %TFe from these longer intervals, which is not unexpected.

Alderon also completed SG determinations on the rejects from 33 routine samples at SGS Lakefield using the gas comparison pycnometer method and these were plotted against XRF WR %TFe. The results show that SG by pycnometer results correlate strongly with %TFe. They also illustrate that probe determined density averaged over the same sample intervals similarly correlate strongly with both %TFe from assay and with pycnometer determined density.

WGM’s experience is that there is invariably a strong positive correlation between SG and/or density and %TFe assays for fresh unweathered/un-leached OIF. This occurs because OIF generally has a very simple mineralogy consisting predominantly of hematite and/or magnetite and quartz. Because the iron oxide component is much denser than the quartz and the OIF mineralogy is simple, the Fe concentration of a sample provides an excellent measure of the amount of magnetite and/or hematite present in the sample and hence the density of the sample. Invariably, the relationship between %TFe and SG is much the same from one deposit to the next. Pycnometer determined SG on pulps is not the ideal method for proving the SG to %TFe relationship because any porosity in samples could lead to misleading results. However, where bulk density and pulp density or SG have been determined on fresh unweathered OIF samples, WGM has found that results will be very comparable.

WGM also assessed the gas comparison pycnometer SG results for the 26 samples it collected from Alderon and Altius’ drill core during site visits in 2009 and 2010 and also compared the DGI’s density results from downhole probe averaged over the same Tos and Froms as the WGM sample intervals. Pycnometer SG and %TFe correlated well and the best fit relationship line is similar to Alderon’s 33 SG pycnometer results and similar to that for other iron deposits WGM has reviewed. However, the probe densities do not correlate well with either the pycnometer SG or iron assays. WGM believes the discrepancy between the relationships may be due to poor correlation between sample Tos and Froms from sampling, logging, the core meterage blocks and the probe depth indexing.

From a more detailed review of the density data available for the Project, WGM recommended further determinations of SG to be completed at SGS Lakefield. This recommended testwork completed has confirmed that the probe densities are not very accurate and at least for fresh, unweathered iron formation, sample density is best predicted from Head %TFe. The probe densities would potentially be of more value for Rose North-type weathered mineralization, but for most of the holes testing Rose North mineralization, no probing was completed because of the fragile nature of these drillholes and the fear of losing the probe down the hole.

For the Mineral Resource estimate, Alderon has chosen for its modelling to use the relationship between probe density and %TFe rather than individual probe density values or probe density values aggregated over sample intervals. This decision was made because the probe density versus %TFe models are a little more conservative than the models using the pycnometer SG values. WGM agrees this is acceptable but wants to emphasize that for Rose North weathered mineralization, the distribution of weathering is complex and the relationship between rock density and iron grade and mineralogy is also complex. The density/SG models applied are generally correct only for a portion of that mineralization that is unweathered.

Drilling

Historic Drilling

In 1957, IOC remapped an area of 86.2 km2 to the west of Long Lake on a scale of 1" = 1,000 ft. and test drilled shallow holes throughout the area through overburden cover to determine areas underlain by iron formation. Dip needle surveying served as a guide for determining the locations of iron formation in drift-covered areas.

Two hundred and seventy-two holes aggregating a total of 7,985 m (26,200 ft.) were drilled during IOC’s 1957 program. Approximately 66 of these holes were located on the Property. It was reported that there were no new deposits found as a result of the drilling, however, definite limits were established for the iron formation outcrops found during previous geological mapping.

In 1979, one diamond drillhole was drilled by LM&E near the north end of Elfie Lake. The hole (No. 57-1) was drilled vertically to a depth of 28 m and did not encounter oxide iron formation. In 1983, LM&E collared a 51 m deep (168 ft.) diamond drillhole 137 m north of Elfie Lake (DDH No. 57-83-1). The drillhole encountered iron formation from 17 m to a depth of 51 m. Of this, however, only 2 m was oxide facies. Core recovery was very poor, (20%).

Altius 2008 Drilling Program

Altius’ 2008 drilling program consisted of 25 holes totaling 6,046 m testing the Mills Lake, Mart Lake and Rose Lake iron occurrences. Drilling was carried out between June and October by Lantech Drilling Services of Dieppe, New Brunswick, using a Marooka mounted JKS300 drill rig. A second, larger drill rig was added to the program in September, to help complete the program before freeze-up. The second rig was a skid mounted LDS1000 towed by a Caterpillar D6H dozer. Both drills were equipped for drilling BTW sized core. Drilling took place on a two-shift per day basis, 20 hours per day, and seven days per week. The remaining four hours were used up with travel to and from the drill site and shift change.

Alderon 2010 Drilling Program

The 2010 drill program consisted of a total of eighty-two (82) drillholes aggregating 26,145 m NQ diamond drilling. The objective of the program was to delineate an Inferred iron oxide Mineral Resource of 400-500 MT on two areas: the Rose Central and Mills Lake deposits. The drilling included testing the Rose North Lake zone, the South West Rose Lake zone and the Elfie Lake/South Rose zone. The 2010 program included: borehole geophysics on many of the 2008 and 2010 holes, detailed 3-D, DGPS surveying of 2008 and 2010 drillhole collars, and logging and sampling of drill core including the relogging of 2008 drillholes.

Landdrill International Ltd. (“Landdrill”) based in Notre-Dame-du-Nord, QC, was the Drill Contractor for the entire campaign. Throughout the campaign, between three (3) and five (5) diamond drill rigs were operating. Some rigs were brought in for special purposes, like a heli-supported drill for several holes on Rose North and a track-mounted drill to access an area with a restricted access permit. A total of eighty-two (82) holes were collared, but only seventy-two (72) holes were drilled to the desired depths, with the remaining holes being lost during casing or before reaching their target depth because of broken casing, detached rods, bad ground, etc. Several Rose drillholes also tested the Rose North zone at depth, allowing for a preliminary evaluation.

The drill campaign consisted of three continuous, and at times, simultaneous phases of exploration:

•
The drilling began on the north-east extent of the Rose Central Lake trend (L22E) and progressed south-west along the established 200 m spaced northwest-southeast oriented gridlines to Section L8E. Each section was drilled and interpreted with the interpretation extrapolated and integrated into previous sections.

•
Towards the middle of the program, drilling expanded to test the Rose North and South-West Rose zones, also following 200 m spaced lines. This expansion was done by increasing the number of drills on the Property to allow focus to continue on the Rose Central Zone. The Rose North and South-West Rose zones were difficult to test due to the topography, thick overburden and swampy terrain.

•	The last phase of exploration focused on the Mills Lake deposit and utilized two drills (one heli-supported, the other self-propelled track driven) over eight weeks.

Drilling on the South-West Rose zone was limited to two cross sections. Drilling was difficult due to a combination of thick overburden (37-65 m vertical depth) with deep saprolitic weathering. Core recovery ranged from adequate to very poor. The weathering decreased at depths below 170 vertical meters, but most holes did not achieve that depth. Drilling on this target was suspended due to poor production.

Drilling on the Rose North zone was limited to two sites due to accessibility. The terrain overlying this target is swampy lowland surrounding a shallow lake. Several holes testing the Rose Central deposit were extended to test the deeper portions of this north zone and indicate this zone requires additional drilling and may significantly contribute to the overall Rose Lake tonnage. This target is best tested during a winter program when the area is frozen and more readily accessible.

Core recovery was generally very good throughout the drilling focused on the Rose and Mills Lake deposits and is not a factor of the Mineral Resource estimate. Core recovery is often poor for the drilling on the Rose North zone due to intensive weathering along fault systems. The South-West Rose zone is not part of the present Mineral Resource estimate.

Alderon 2011 Winter Drilling Program

The program began in early February and was completed in the middle of April. Total drilling aggregated 4,625 m in twenty-nine (29) drillholes, including several holes that were lost and had to be re-drilled. All drilling except for one hole was done on the Rose North deposit. This one hole, K-11-117–336 m was completed on the Rose Central deposit and was for the purpose of collecting a sample for metallurgical testwork. It was a twin of K-10-42. Landdrill was again the drilling contractor.

Core recovery continued to be poor for the Winter 2011 near-surface drilling on the Rose North Zone due to intensive weathering along fault systems. The poor core recovery is a factor influencing categorization of the Rose Mineral Resources, particularly in the Limonite zone.

Alderon Summer 2011 - 2012 Drilling Program

The summer 2011-2012 program started in June 2011 and continued through to the end of April 2012. The holes were drilled throughout the Rose Lake area and a number of holes were also completed on the Mills Lake deposit.  Total exploration drilling aggregated to one hundred (100) exploration drillholes aggregating 29,668 m. An additional forty-six (46) geotechnical holes under Stantec’s management, including several abandoned drillholes were drilled for pit slope design and general site planning purposes. Four (4) additional holes of the KXN-series were drilled from the north end of Mills Lake north towards the northern boundary of the Kami Property for condemnation purposes.

The purpose of this most recent drilling program was to advance the project to feasibility stage by upgrading the classification of Mineral Resources and to provide more information for mine planning and metallurgical testwork. Drilling was done by both Cabo Drilling Corp. out of its Montreal office (Mills Lake deposit) and Major Drilling International Inc., based in Sudbury, ON (Rose deposit & KXN holes).

WGM understands that core recoveries for the Rose North zone were better for the summer 2011–2012 program than for the winter 2011 and 2010 programs.  Elsewhere, core recoveries were excellent, as was typically the case.

Geotechnical boreholes were completed as part of the Overburden Pit-Slope design program. Other drillholes were part of the Site-Wide Geotechnical Feasibility Study to provide a general overview of the site. Both components were managed by Stantec. The drilling was completed by Lantech and all of the geotechnical drillholes were vertical. This stage of the site-wide geotechnical investigation was completed in the fall of 2011 and covered five broad areas based on the following infrastructure groupings: crusher area, access road area, process plant area, rail loop and tailings impoundment.

Additional stages of field investigations in support of detailed design are ongoing. Preliminary field data gathered during these investigations has been utilized in support of the Feasibility Study for other project tasks. These tasks included the Tailings and Waste Rock Management feasibility level design and the site location optimization and foundation design for the crusher and process plant information.  These Stantec holes penetrated five (5) m into bedrock. These rock cores were logged by Alderon’s exploration staff following normal protocols providing geological mapping information in areas of the Property with very little outcrop exposure.

Condemnation KXN-series holes were drilled from the north end of Mills Lake north, towards the northern boundary of the Kami Property. These holes were aligned west with -50° to -60° inclination.

KXN-01 and KXN-02 were drilled to test modest magnetic anomalies underlying the proposed civil works for the Kami mine development (condemnation drilling). Both encountered low-grade magnetite-rich mineralization coincident with the anomaly in the Sokoman Formation. Oxidized faults caused the termination of the holes before completely crossing the iron formation. The units were interpreted as dipping sub-vertically and the drillhole traces crossed the projected magnetic anomalies. KXN-03 and KXN-04 continued north of the first two along the same trend that was detailed by airborne magnetic geophysics. KXN-04 was lost in the fault zone. The interpretation was a tight fold aligned north-south with a probable steep dip to the east. Both holes collared in Denault marble then passed into strongly iron-oxidized faults. Neither gave a sufficient test of the potential width of the Sokoman Formation stratigraphy.

Drillhole Collar Surveying

Drillhole collars for the 2008 program were spotted prior to drilling by chaining in the locations from the closest gridline picket and drilling azimuths were established by lining up the drill by sight on the cut gridlines. For subsequent programs, similar practice was maintained but for areas where no cut lines were available, the drills were lined up using handheld GPS. Drill inclinations or drillhole collar dips for all programs were established using an inclinometer on the drill head.

Once a drillhole was finished, the Drill Geologist placed a fluorescent orange picket or painted post next to the collar labelled with the collar information on an aluminum tag. Generally, casing was left in the ground where holes were successful in reaching bedrock. The X, Y and Z coordinates for these collar markers were surveyed using handheld GPS.

Formal precision surveying of the 2008 program drillhole collar locations was not completed until the end of the 2010 drilling program. At the end of the 2010 drilling campaign, the X, Y and Z coordinates of all the new drillholes and the 2008 drillholes were precisely DGPS surveyed using dual frequency receivers in Real-Time Kinematic mode by the land surveying firm N.E. Parrott Surveys Limited (“Parrott”) of Labrador City, NL, and tied into the federal geodesic benchmark. Most of the 2008 and 2010 collars were identified and surveyed during the first (October 23rd to 27th) or second (December 5th) surveying campaign. Two collars, K-08-05 and K-10-43 could not be located.

At the end of the 2011 winter program, a crew from Parrott again arrived on the Property and surveyed the 2011 winter collars for position and azimuth. Collars for four of the drillholes (K-11-103, 105, 109 and 111) could not be located and were not surveyed by Parrott. Their locations are defined by setup coordinates. The drillhole dips in the database are currently those measured at drillhole setup.

At the end of the summer 2011-2012 program, collars for 94 of the summer 2011-2012 drillholes plus forty-six (46) of the collars from earlier programs were surveyed by Allnorth. The seven (7) summer 2011-2012 collars not surveyed were not surveyed because they could not be accurately located in the field. Of these forty-six (46) previous program collars, all but one had been previously surveyed by Parrot. Allnorth and Parrot results are in excellent agreement.

Downhole Attitude Surveying

Downhole attitude surveys using Flexit or Reflex EZ-Shot instruments were performed routinely during drilling in 2008 at intervals of 50 m downhole. Azimuth, inclination and magnetic field data were recorded by the driller in a survey book kept at the drill. A copy of the page is taken from the book, placed in a plastic zip lock bag and placed in the core box and the test was recorded by the geologist. These instruments use a magnetic compass for azimuth, so the azimuth readings from Alderon’s property are of no value because of the strong ambient magnetic environment, but the drillhole inclinations are of value and are retained in Alderon’s database.

Towards the end of Alderon’s 2010 program, the gyro surveying of completed drillholes was started using a north-seeking gyroscope instrument. This gyro surveying was done as a part of the borehole geophysics program conducted by DGI. The surveys were done immediately after the termination of the drillhole while the drill rig was still on site. The downhole attitude surveys were performed with the rods inside the borehole to prevent the borehole from collapsing, thus minimizing risk to the equipment. The 2010 gyro surveying program included returning to 2008 program drillholes for gyro surveying where possible. However, for these 2008 drillholes, only casing shots were completed to eliminate the risk of open-hole logging.

During this 2010 surveying, it was detected that the azimuth information produced by the gyro did not match the planned azimuths of the boreholes. Parrott was hired by DGI to provide corroboration to either the planned or measured azimuths of the boreholes, and Parrott, during its December 5th visit, surveyed the azimuths of twenty-four (24) drillholes. These results were received in early November 2010. The Parrott azimuths for twenty (20) of the twenty-four (24) drillholes correlated most closely with the planned azimuths. For four drillholes, (K-10-60, K-10-25, K-10-96 and K-10-94A), the planned azimuths departed from the Parrott azimuths by more than 5 degrees. As a result, DGI recommended that the gyro instrument be immediately removed from the field for problem diagnosis at the manufacturer’s facility.

A sensor was replaced and extensive calibration checks were performed at the manufacturer’s facility with DGI’s Vice President of Operations in attendance. The calibration checks demonstrated a high degree of repeatability and accuracy for the instrument. Once tests were completed to the satisfaction of the manufacturer and DGI, the gyro was returned to the Kami Project.

A thorough review of all calibration data, QA/QC tests, and repeat field measurements compared to the Parrott collar surveys and planned drill azimuths, indicated that the gyro information should be treated as relative. That is, prior to having repairs completed by the manufacturer, the instrument measured the correct relative change in azimuth downhole, but not the correct absolute azimuth. This is the same method as used for normal gyro data. The relative accuracy of the instrument throughout the duration of the Project is supported by the manufacturer.

Alderon elected to use the planned azimuths as the collar azimuths of all of the 2008 and 2010 drillholes and adjust the DGI gyro downhole azimuths to the planned collar azimuths. These corrections were also applied to the OTV structure data to compute orientations for the picked structures. No downhole geophysical surveys were conducted as a part of the 2011 winter drill program.

DGI continued to provide advanced geophysical and gyro downhole surveying for Alderon for its summer 2011-2012 drilling program. Survey parameters remained as they are described for the 2010 program. DGI, in addition to completing gyro surveys on the summer 2011–2012 program drillholes, also completed casing shots for a number of earlier drillholes where azimuth information was poorer quality due to instrument breakdown during the 2010 program.

The results are a survey file where collar locations have been completed on different occasions by different contractors using several different methods. Alderon subsequently processed the various generations of data to arrive at a best set of coordinates and downhole attitude survey results.

Geophysical Downhole Surveying

DGI, from 2010 through the 2011 summer–2012 drilling programs, employed a multi-parameter digital logging system designed by Mount Sopris Instrument Co. and along with gyroscopic downhole drillhole attitude surveying included, natural gamma, poly electric, magnetic susceptibility, calliper, and Optical Televiewer (“OTV”) instrumentation. This surveying was attempted on most drillholes but complete surveying was not possible for all drillholes. In particular, Rose North drillholes, because of bad ground conditions, were not generally surveyed.

WGM Comments on Altius and Alderon Drilling

WGM is satisfied that Altius’ 2008 and Alderon’s drilling programs were generally well run but documentation and reporting should be improved considerably. In 2008, drillhole collars were surveyed using handheld GPS. Fortunately, casings were left in the ground so the collars could be resurveyed at a later date. As part of the 2010 program, Alderon resurveyed all of Altius’ collars using DGPS, except for two that could not be located.

In 2008, downhole surveying was done using a Flexit instrument. This instrument determines azimuths based on a magnetic compass. Altius ignored azimuth readings from the instrument and utilized only the inclination information from the survey. WGM agrees that this was acceptable practice. Alderon attempted gyro surveys of the collars of many of these holes as part of the 2010 program, however, it was later concluded that the gyro azimuths were not accurate. During the summer 2011-2012 program, Allnorth and DGI completed positional and downhole attitude surveys, or at least casing shots for many of these drillholes to generate more accurate information, and replaced previous information in the database with the new results where available.

Some holes still remain without downhole or collar azimuth surveys because these holes could not be found or re-entered. For some drillholes, collar azimuths by different contractors and methods do not match well and for these cases, Alderon has generally elected to go with collar azimuths that are invariantly propagated down the holes based on surveyed or non-surveyed azimuths closest to planned azimuths. WGM believes that these missing survey data will have minimal effect on the Mineral Resources.

Drillhole orientation relative to rock structure varies from nearly perpendicular to dip to almost down dip, and the rocks and mineralization are folded. Consequently, the relationship between true widths and drillhole intersection length also varies considerably from hole to hole, or even within a hole.

Sampling Preparation, Analysis and Security

Field Sampling and Preparation

2008 Drill Core Handling and Logging

Core was removed from the core tube by the driller’s helper at the drill and placed into core trays labelled with hole and box number. Once the tray was filled, (approximately 4 to 4.5 m per box), it was secured at both ends, labelled and set aside. Core was picked up at the drill site by Altius Personnel each day. Core was transported from the drill site to a truck road using all-terrain vehicles and a trailer. Core was then transferred to an Altius truck and transported directly to Altius’ secure core facility in Labrador City. A geologist was always on site at the core facility to receive the core deliveries. Core boxes were then checked for proper labelling and correct positioning of tags. The end of box interval was measured and marked on the end of each tray with an orange china marker. Box numbers, intervals and Hole ID were recorded on a spreadsheet and on aluminum tags, which were subsequently stapled to the tray ends for proper cataloguing. All core was photographed, both wet and dry, in groups of four trays by a geotechnician or geologist.

Rock quality designation (“RQD”), specific gravity and magnetic susceptibility measurements were completed for each drillhole and recorded on spreadsheets. A measurement of specific gravity was obtained from each lithological unit in each drillhole by selecting short pieces of whole or split core and weighing each in air and in water. Magnetic susceptibility was measured using a magnetic susceptibility KT-9 Kappameter (distributed by Exploranium G.S. Limited) by taking one measurement every meter as an approximation of magnetic susceptibility.

A geologist logs the core and records the data on logging sheets. All geological and geotechnical information was recorded digitally at the end of each day.

After core logging and sampling were completed, core trays containing the reference half or one-quarter split core and the archive sections of whole core were stacked on timber and rebar core racks at the Labrador City core facility.

2008 Sampling Method and Approach

Sample intervals were determined on a geological basis, as selected by the drill geologist during logging and marked out on the drill core with a china marker during descriptive logging. All rock estimated to contain abundant iron oxide was sampled. In addition, two three (3) m samples on either side of all "ore grade" iron formation were taken, where possible, to bracket all "ore grade" iron formation sequences. Core was first aligned in a consistent foliation direction. Iron formation was sampled systematically at 5 m sample intervals where possible, except where lithological contacts are less than five (5) m.

Three-part sample tickets with unique sequential numbers were used to number and label samples for assaying. One tag contains information about the sample (such as date, drillhole ID, interval and description) and is kept in the sample log book. A second tag is stapled into the core box at the beginning of the sample interval. The third tag is stapled into the plastic poly bags containing that sample for assaying. Sample numbers and intervals were entered into a digital spreadsheet.

Core was sawn in half using a rock saw at the Altius core facility by an Altius geotechnician. One half of the core comprising the sample is placed into the labelled sample bags and stapled closed immediately after the sample is inserted. The remaining half of the split core is returned to the core tray and inserted in its original order and orientation and retained for future reference. Where duplicate samples were required, quarter samples were taken after being sawn in half again. Each sample is then secured within plastic pails labelled with the sample number. Lids were secured on the pails and the pails were then taped closed for extra security. The buckets were placed onto pallets where they were subsequently shrink-wrapped and also secured with plastic straps for loading onto transport trucks for shipment to SGS Lakefield.

Alderon 2010-2012 Drill Core Handling and Logging

Alderon managed the drilling and core logging for the Project from June, 2010 through May 2012. The core was brought in twice daily at shift changes to Alderon’s core facility located in a building in Labrador City, NL, in order to reduce the possibility of access by the public near the drill staging area southwest of Labrador City. Public access to the core facility was restricted by signage and generally closed doors. Only Alderon or its contractor’s employees were allowed to handle core boxes or to visit the logging or sampling areas inside the facility.

After the core was placed in the core trays, the geologists checked the core for meterage blocks and continuity of core pieces. The geotechnical logging was done by measuring the core for recovery and RQD. This logging was done on a drill run block-to-block basis, generally at nominal three meter intervals. Core recovery and rock quality data were measured for all holes. Drill core recovery was close to 100% with virtually every 3 m run. The RQD was generally higher than 92%. Lower values were observed and measured for the first 3 to 5 m of some holes where the core is slightly broken and occasionally slightly weathered. Near faults and shears RQD dropped somewhat but was rarely below 65%. This mainly occurs in the schistose stratigraphic hanging wall Menihek Formation rather than in the iron formation. Additional geotechnical data for fractures, joints, and shears was collected starting in August, following the procedures described by Stantec for pit shell design parameters. All data were entered in the AcQuire database on site.

The core was logged for lithology, structure and mineralization, with data entered directly into laptop computers using MS Access forms developed by Alderon geomatics staff. In summer 2012, the MS Access database was migrated to the AcQuire system using the previous logging parameters. The geology of the iron formation was captured using a facies approach with the relative proportions of iron oxides, as well as the major constituent gangue components of the iron formation using a Fe-oxides–Quartz–Fe-silicates–Fe-carbonates quaternary diagram developed by Alderon personnel. Other formations were logged based on descriptions and lithological variations. Drillhole locations, sample tables, and geotechnical tables were originally created in MS Access, then later migrated into AcQuire and are able to be merged with the geological tables at will.

Prior to sample cutting, the core was photographed wet and dry. Generally, each photo includes five core boxes. A small white dry erase board with a label is placed at the top of each photo and provides the drillhole number, box numbers and From-To intervals in meters for the group of trays. The core box was labelled with an aluminum tag containing the drillhole number, box number and From-To in meters stapled on the left (starting) end. Library samples approximately 0.1 m long of whole core were commonly taken from most drillholes to represent each lithological unit intersected. Once the core logging and the sampling mark-up was completed, the boxes were stacked in core racks inside the core facility. After sampling, the core trays containing the remaining half core and the un-split parts of the drillholes were stored in sequence on steel core racks in a locked semi-heated warehouse located in the Wabush Industrial Park. The warehouse contains the entire core from Altius’ 2008 and Alderon’s 2010–winter 2011 drilling campaigns. The exterior roofed core racks contain the core post-April 2011 to the end of the drilling program in May 2012.

Alderon 2010-2012 Sampling Method and Approach

The Alderon sampling approach was similar to the previous Altius exploration programs, with most samples taken to start and stop at the meterage blocks, at 3.0 m intervals, with variation in sample limits adaptable to changes in lithology and mineralization. Samples were therefore generally 3.0 m long and minimum sample length was set at 1.0 m. Zones of unusual gangue like Mn mineralization or abnormally high carbonate were treated as separate lithologies for sampling.

The bracket or shoulder sampling of all "ore grade" mineralization by low grade or waste material was promoted. The protocol developed for the program also stated that silicate and silicate iron formation intervals in the zones of oxide iron formation should generally all be sampled unless exceeding 20 m in intersection length. In the abnormal circumstance where core lengths for these waste intervals were greater than 20 m, then only the low/nil grade waste intervals marginal to OIF were to be sampled as bracket samples.

In-field Quality Control materials consisting of Blanks, Certified Reference Standards and quarter core Duplicates were inserted into the sample stream with a routine sequential sample number at a frequency of one per ten routine samples. The Duplicates were located in the sample number sequence within nine samples of the location of its corresponding “Original”. The Duplicates accordingly, do not necessarily directly follow their corresponding Original.

Similar to the 2008 practice, the 2010–2012 procedures entailed the use of three tag sample books. Geologists were encouraged to try and use continuous sequences of sample numbers. The geologists were instructed to mark the Quality Control (“QC”) sample identifiers in the sample books prior to starting any sampling. The sample intervals and sample identifiers are marked by the geologist onto the core with an arrow, an indelible pen or wax marker. The sample limits and sample identifiers are also marked on the core tray.

The book-retained sample tags are marked with the sampling date, drillhole number, the From and To of the sample interval and the sample type (sawn half core, Blank, Duplicate or Standard) and if it is a Standard, then the identity of the Standard is also recorded. The first detachable ticket recording the From and To of the sample was stapled into the core tray at the start of the sample interval. Quality Control sample tags were are also stapled into the core tray at the proper location. Quarter core Duplicates were flagged with flagging tape to alert the core cutters.

The core cutters saw the samples coaxially, perpendicular to the foliation/banding orientation, as indicated by the markings, and then placed both halves of the core back into the core tray in original order. The sampling technicians completed the sampling procedure, which involves bagging the samples.

The second detachable sample tags are placed in the plastic sample bags; these tags do not record sample location. As an extra precaution against damage, the sample number on these tags was covered with a small piece of clear packing tape. The sample identifiers were also marked with indelible marker on the sample bags. The bags are then closed with a cable tie or stapled and placed in numerical order in the sampling area to facilitate shipping. The samplers inserted the samples designated as Field Blanks before shipping.

Samples are checked and loaded into pails or barrels and strapped onto wood pallets for shipping. In early 2012, at the request of SGS Lakefield, samples were put in wooden crates built on the pallets in order to reduce lifting injuries at the receiving laboratory. This protocol was followed through the remainder of the program. Pails, barrels, and crate-pallets were individually labelled with the laboratory address and the samples in each shipping container are recorded. The pallets were picked up at the core facility with a forklift and loaded into a closed van and carried by TST Transport to SGS Lakefield via Baie-Comeau, Quebéc and Montréal.

WGM Comments on Sampling for 2008 through 2012 Drilling Programs

WGM examined sections of Altius’ 2008 drill core during its October 2009 site visit and Alderon’s 2010 drill core during its July and November 2010 site visits and found the core for both campaigns to be in good order. The drill logs have also been reviewed and WGM agrees they are comprehensive and are generally of excellent quality. Core descriptions in the logs were found to match the drill core. During WGM’s site visits, sample tickets in the trays were checked and confirmed that they were located as reported in the drill logs. Drill core after sampling was also in good order. WGM did not make a site visit during the winter 2011 program and has not viewed the recent drill core or 2011 through 2012 sampling and logging.

A drill core sampling approach using 1.0 m to 5.0 m long samples respecting lithological contacts is acceptable practice. Few of the winter 2011 drillholes completely penetrated and tested the entire Rose North zone and core recovery was less than optimum for parts of several of these drillholes. The 2012 drilling on the Rose North deposit was more effective. This sparse drilling and less than optimum recovery is a factor in the Mineral Resource estimate categorization of mineralization in Rose North. WGM agrees that the Library samples do not materially impact assay reliability and/or accuracy.

Laboratory Sample Preparation and Assaying

SGS Lakefield at its Lakefield, Ontario facility was the Primary assay lab. SGS Lakefield is an accredited laboratory meeting the requirements of ISO 9001 and ISO 17025. SGS Lakefield is independent of both Altius and Alderon. All in-lab sample preparation for both Altius and Alderon was performed by SGS Lakefield at its Lakefield facility.

Altius 2008 Sample Preparation and Assaying

All of Altius’ drill core samples were crushed to 9 mesh (2 mm) and 500 g of riffle split sample was pulverized to 200 mesh (75 µm) and subject to a standard routine analysis including whole rock analysis (“WR”) by lithium metaborate fusion XRF, FeO by H2SO4/HF acid digest-potassium dichromate titration providing a measure of total Fe++, and magnetic Fe and Fe3O4 by Satmagan. Neither the Satmagan nor the FeO determinations were completed on all in-field QA/QC materials. A group of 14 samples were analyzed for S by LECO, with sample selection based on visual observation of sulphide in the drill core. A total of 676 samples including in-field QC materials were sent for assay.

Alderon 2010-2012 Sample Preparation and Assaying

SGS Lakefield remained the primary laboratory for Alderon’s 2010–2012 exploration programs. Sample preparation for assaying included crushing the samples to 75% passing 2 mm; a 250 g (approximate) sub-sample was then riffled out and pulverized in a ring-and-puck pulverizer to 80% passing 200 mesh. Standard SGS Lakefield QA/QC procedures applied. These included crushing and pulverizing screen tests at 50 sample intervals. Davis Tube tests were also performed on selected samples. The material for the Davis Tube tests was riffled out directly from the pulverized Head samples and therefore the grind was not necessarily optimized to reflect potential mine processing plant specifications or optimum liberation requirements.

Alderon’s 2010 to 2012 drill core sample assay protocol was similar to the Altius 2008 protocol with WR analysis for major oxides by lithium metaborate fusion XRF requested for all samples and magnetic Fe or Fe3O4 determined by Satmagan. In 2010, however, FeO was not determined on all Heads. For a proportion of 2010 samples, FeO was determined on Heads by H2SO4/HF acid digest-potassium dichromate titration, as previously done. Generally, where FeO on 2010 Heads was not completed, Davis Tube tests were performed. Sample selection criteria for 2010 samples for Davis Tube testwork included magnetite by Satmagan greater than 5%, or hematite visually observed by the core logging geologists. Where Davis Tube tests were completed, Davis Tube magnetic concentrates were generally analyzed by XRF for WR major elements. During the first half of the 2010 program, FeO was also determined in Davis Tube Tails. Alderon made this switch in methodology because it believed Davis Tube Tails were being overwashed. For its winter 2011 program, Davis Tube tests were completed on all samples containing appreciable magnetite, but no determinations of FeO on Davis Tube Tails (FeO DTT) were performed. For the summer 2011–2012 programs, FeO was determined on all Head samples, but again no FeO determinations on Davis Tube Tails were completed.

In addition to the "routine" assaying, 175, 0.1 m 2010 samples of half split core were sent to SGS Lakefield for bulk density determination by the weighing-in-water/weighing-in-air method. The purpose of this work was to provide rock density for different rock types and types of mineralization to calibrate DGI’s downhole density probe. These samples were taken from the upper 0.1 m long intervals of routine assay sample intervals, each generally 3 m to 4 m long. After SGS Lakefield completed the bulk density tests, these core pieces were returned to the field so they could be placed back into the original core trays. In addition to the bulk density testwork, 33 sample pulps had SG determined by the gas comparison pycnometer method.

In 2010, Alderon also cut 58 new samples from the 2008 drill core that had not been previously sampled and assayed. A total of 5,501 routine samples and field-inserted QA/QC materials had Head Assays by XRF completed.

For the 2011 winter program, a total of 947 samples including in-field QC materials were sent for Head assaying to SGS Lakefield. No Secondary Laboratory assaying was done but re-assays of a selection of previous samples was completed.

For the summer 2011 to 2012 programs, 6,287 routine core samples, plus field-inserted QA/QC samples were assayed for WR-XRF, Satmagan and FeO on Heads. In addition, 3,221 samples had Davis Tube tests completed. Davis Tube concentrates were analyzed by WR-XRF. FeO was not determined on Davis Tube products.

Sampling and Assaying QA/QC

2008 through 2012 QA/QC

For Altius’ 2008 drilling program and for Alderon’s 2010 through 2012 programs, the in-field QA/QC program conducted during initial core sampling involved insertion of Blanks, Duplicates and Standards into the sample stream going to SGS Lakefield. SGS Lakefield also conducted its own in-lab internal QA/QC program. Samples and analysis for both these programs are summarized in the tables shown previously. Alderon’s 2011 program additionally included a Secondary or Referee Check Assay component, which involved the assay of a selection of pulps at Inspectorate Laboratory, located in Vancouver; B.C. Inspectorate holds a number of international accreditations including ISO 17025. Another Check assay program was also underway as of late 2012 at AcmeLabs, Vancouver. AcmeLabs is also accredited under ISO 9001:2000 and ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories. Both Inspectorate and AcmeLabs are independent of Alderon.

In the field, both Altius for the 2008 program and Alderon for the later programs alternately inserted Standard, Blanks and Duplicate samples every 10th routine sample. The material used for Blanks was a relatively pure quartzite and was obtained from a quarry outside of Labrador City. Duplicate samples were collected by quarter sawing the predetermined sample intervals and using ¼ core for the Duplicate sample, ¼ for the regular samples, and the remaining half core was returned to the core tray for reference. The Certified Standard Reference materials used were CANMET’s TBD-1 and SCH-1; CANMET's FER-4 was used when the TBD-1 material was exhausted in the latter half of the 2008 program. This material was pre-packaged in envelopes and, as required, a sachet was placed in a regular sample bag and given a routine sequential project sample number. The Standards were not assayed consistently for all relevant analytes during all programs. Certified and provisional values for iron and selected other elements for these three Standards are listed in Table 2.

TABLE 2: CERTIFIED STANDARD REFERENCE MATERIALS USED FOR THE IN-FIELD QA/QC PROGRAMS - ALTIUS 2008 AND ALDERON 2010

Standard ID	Material	Certified Values
		%Fe	%FeO	%SiO2	%Mn	%P	%S
SCH-1	Schefferville Hematite IF	60.73	NA	8.087	0.777	0.054	0.007
TDB-1	Saskatchewan - Diabase	10.4	NA	50.2	0.1577	0.08	0.03
FER-4	Sherman Mine Ontario – cherty magnetite IF	27.96	15.54	50.07	0.147	0.057	0.11

In general, the Standards and Blanks performed well as indicated by the clustering of results when plotted and the concentration averages, which are close to the Certified Reference values summarized in the previous tables. There is however, some scattering of results, particularly for determinations of magFe for both Standards and Blanks and there are several samples that obviously were misidentified that in WGM’s opinion should have been followed-up to identify the issue and re-assay as required. One Blank returned 27.7% TFe and also was high in magFe and FeO. It is probably FER-4, rather than a Blank. If the issue cannot be resolved in the field by reviewing archived core and sample books, then re-assaying of this and adjacent samples is required.

An analysis of Duplicate ¼ drill core samples for drilling programs 2008 through 2012 was conducted by WGM. Generally, Duplicate and Original results are strongly correlated. A few outliers can be identified that represent errors made in the field or in the lab, but generally, the results indicate that assays are precise. In WGM’s opinion, checking and resolution of possible errors should be completed.

As aforementioned, SGS Lakefield is an accredited laboratory and operates its own internal QA/QC program. Its internal QA/QC for the 2008 through April 2012 programs were similar and included screen tests for crushing and pulverizing, Preparation Duplicates (Replicates), Preparation Blanks, Analytical Duplicates, and Blanks and Standards. These Quality Control analyses were completed both on Heads and Davis Tube products.

Preparation Duplicates or Replicates are second pulps made by splitting off a second portion from a coarse reject. SGS Lakefield prepared and assayed Preparation Duplicates and Preparation Blanks at a rate of one every 50 to 70 routine samples. Analytical Duplicates, which involved a new fusion and disc, were prepared and assayed at a frequency of one sample every 20 to 25 routine samples.

WGM has not performed a comprehensive review of the results from SGS Lakefield’s internal QA/QC program. Twenty-nine different Standards were used by SGS Lakefield during the drilling programs to monitor assays received for Fe in Heads. These Standards were sourced from a number of different providers and some, in fact, are Standards SGS Lakefield themselves have developed. All are not certified for Fe and different Standards were used for different analytes.

To monitor determinations of magFe by Satmagan, SGS Lakefield uses a set of Standards that are set mixtures of magnetite and quartz. However before this summer 2011 through 2012 programs, analytical results for these Satmagan Standards were either not posted on SGS Lakefield’s certificates or these Standards were not used.

The results indicate that the Certified Reference Standards performed well for the 2008 through 2012 programs. The averages for the Standards assayed at SGS Lakefield through a range of analytes are very close to the Certified Reference values. Further analysis shows that most assays are closely clustered along Constant Value Lines, but there are however occasionally, assays that indicate either a Standard was misidentified in the field or mixed-up in the lab. These types of irregularities are not “material” because they are infrequent, but nevertheless, scrutinizing the data for these issues and taking action to resolve these issues results in higher quality data and should always be done.

Supplemental QA/QC

In August 2012, WGM completed a brief review of assay and QA/QC results for Alderon’s summer 2011 through 2012 drilling campaign. MagFe results for Satmagan and Davis Tube were compared where determinations for a sample were done by both methods, checked for magFe exceeding TFe and for negative values less than -2%, for calculated hmFe, and otherFe for all samples in the dataset. WGM brought to Alderon’s attention instances of samples suspected of having assay issues. WGM also warned that SGS’s tests were not very comprehensive and recommended further Check assaying be completed. WGM further recommended that a selection of 200 samples have SG determinations completed at SGS Lakefield. The samples for SG determinations were selected to represent intervals that had the highest and lowest downhole DGI probe densities.

All of the samples selected by Alderon could not be located for re-assaying. In total, 276 samples were re-assayed at SGS Lakefield for WR-XRF, Satmagan and FeO. SG was determined on 270 samples by gas comparison pycnometer.

The new assay values were substituted into the project database by Alderon. The new Check assays confirmed some of the original Davis Tube magFe values, while for other cases confirmed the original Satmagan values were correct. All of the negative calculated hmFe values were eliminated in the re-assays. For some of the samples, the negative otherFe values were eliminated, but for most of the samples selected for Check assaying, because of this type of issue, the small negative otherFe values were maintained. This result indicates that using a value of -2%, otherFe as threshold for selecting questionable samples may be too severe.

A plot of magFe from DT versus magFe from Satmagan shows that there still remain a number of samples where magFe from the two methods does not agree well. Some of these data points will be the samples that were previously identified but could not be located for re-assaying, but many are other samples. Since not all samples had DT tests completed, more rather than less discrepancies are in fact present and for thorough checking, adjacent samples to the suspect sample, as well as the suspect samples, require Check assaying.

Two hundred and eighty-seven (287) pulps from eight different Alderon drillholes representing different lithology and mineralization were forwarded to Inspectorate Labs, Vancouver, in January 2011.

Analysis for WR by XRF, S, FeO by potassium dichromate titration and Satmagan were completed. Initially, the FeO analysis was completed using a HCL-H2SO4 digestion. Subsequently, a selection of samples was reanalyzed using a HF-H2SO4 digestion. The HF - H2SO4 digestion is similar to SGS Lakefield’s digestion and is required in order to break down silicates so near total Fe can be measured.

The WR Check assaying results indicate that SGS Lakefield’s assays of TFe, SiO2 and MnO are reliable and unbiased. The FeO results from Inspectorate are strongly positively correlated with original SGS Lakefield results, but are biased slightly lower. The Satmagan determinations completed at Inspectorate are also highly correlated with original SGS Lakefield results but are systematically biased slightly higher. If Inspectorate’s Satmagan and FeO results are more accurate than SGS Lakefield’s, it would mean that estimates of %magFe for the Mineral Resource estimate are perhaps slightly low. Assuming Inspectorate’s FeO and Satmagan are more correct than SGS Lakefield’s, then the estimated %hmFe probably would not change much because Inspectorate’s results are both higher in magnetic Fe and lower in FeO.

The samples at Inspectorate were also assayed for S and only a few samples from the Kami Project have been previously assayed for S. The new S results confirm that mineralization is generally low in S but there are occasional intervals with S at levels of 1% to 3%. WGM recommends that Alderon check these samples against drill logs, and, if required, against archived drill core to confirm if possible, the presence of sulphides in these sample intervals.

At the time of the Technical Report, Alderon was in the process of completing another Secondary Laboratory or Reference Check assaying program. Alderon selected 106 samples from 2011 and 2012 drillholes previously prepared and assayed at SGS Lakefield. Of these, SGS Lakefield managed to find 88. SGS Lakefield prepared 1-kg riffle-split cuts from homogenised coarse rejects and these samples were forwarded to AcmeLabs, Vancouver. Alderon requested that each be analysed by WR-XRF, Satmagan and FeO (AcmeLabs codes: 4X30, SAT and G806) similar to original SGS Lakefield assaying.

AcmeLabs’ preparation protocol R200-250 was applied. Each sample was homogenised; 250 g was riffle split out and pulverized to 85% passing 200 mesh (75 microns). The crusher and pulverizer were cleaned by brush and compressed air between routine samples. Granite/Quartz wash scours equipment after high-grade samples, between changes in rock colour and at end of each file. Granite/Quartz is crushed and pulverized as first sample in sequence and carried through to analysis. The determination of FeO was done by a similar extraction as used at SGS Lakefield–H2SO4-HF. Davis Tube tests were also completed using a subsample from the pulp prepared for the Head analysis.

TheAcmeLab results for the TFe, magFe, FeO and MnO all on Heads, against original assays completed by SGS Lakefield show high degrees of correlation between the two labs with no apparent bias, although the plot for MnO shows a number of scattered results. The indications are that the assays are generally accurate.

WGM’s Comments on 2008 through 2012 Assaying

Alderon’s 2010 and 2011 programs included credible sampling, assaying and QA/QC components that helped to assure quality exploration data. Its programs included the relogging of Altius’ 2008 core and the re-assaying of a selection of Altius’ samples. QA/QC protocols for both Altius’ and Alderon’s programs included in-field insertion of Standards, Duplicates and Certified Reference Standards. In addition, Alderon supplemented its 2010 and 2011 through 2012 regular assaying with Secondary Laboratory Check assaying. Alderon maintained active monitoring of field-QA/QC results as they were received. A tracking table was used to track QA/QC issues.

Some errors and inconsistencies in logging, sampling and assaying are identifiable from results and WGM strongly believes Alderon should have applied a much more rigorous approach towards defining assay/sampling issues and re-assaying suspect samples during the assay program. WGM also, during its check of Alderon’s Project database, identified some certificates of analysis not included in the database but understands this issue has now been rectified. There remain a significant number of assay/sample irregularities or sample/assay errors in the Project database that are unresolved. Despite the aforementioned issues, WGM has not identified any material errors that delegitimize logging, sampling and/or assaying results and believes program results are of sufficient quality to support the Mineral Resource estimate.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate Statement

Following confirmation and infill drilling campaigns in 2011 and 2012, Alderon prepared updated Mineral Resource estimates for the Rose deposit and Mills Lake deposit. WGM was retained by Alderon to audit this in-house estimate. Mineral Resource estimates for Rose Central, Rose North and Mills Lake were previously completed in 2011. The estimates for Rose Central and Rose North are reported above zero (0.0 m) elevation level (about 575 m from surface) based on BBA’s new economic pit outline.
A summary of the Mineral Resource estimates disclosed pursuant to NI 43-101 is provided in Table 3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. The effective date of this Mineral Resource estimate is December 17, 2012.  See “Cautionary Note to U.S. Investors”.

TABLE 3: CATEGORIZED MINERAL RESOURCE ESTIMATE FOR

THE KAMI IRON ORE PROJECT (CUT-OFF OF 15% TFE)

Zone	Category	Tonnes (Million)	Density	TFe%	magFe%	hmFe%	Mn%
Rose Central	Measured	249.9	3.46	29.4	17.6	8.1	1.60
	Indicated	294.5	3.44	28.5	17.7	5.9	1.28
	Total M&I	544.4	3.45	28.9	17.7	6.9	1.43

	Inferred	160.7	3.45	28.9	16.9	7.1	1.44

Rose North	Measured	236.3	3.48	30.3	13.0	14.7	0.87
	Indicated	312.5	3.49	30.5	11.8	17.1	0.96
	Total M&I	548.8	3.49	30.4	12.3	16.1	0.92

	Inferred	287.1	3.42	29.8	12.5	15.5	0.76

Mills Lake	Measured	50.7	3.58	30.5	21.5	7.0	0.97
	Indicated	130.6	3.55	29.5	20.9	3.9	0.80
	Total M&I	181.3	3.56	29.8	21.1	4.8	0.85

	Inferred	74.8	3.55	29.3	20.3	2.7	0.67

The Mineral Resource estimate for the Kami Project was completed in GemcomTM using block sizes of 15 m x 15 m x 14 m for Rose Central and Rose North and 5 m x 20 m x 5 m for Mills Lake and is based on results from 209 diamond drillholes at Rose Central and Rose North (170 holes) and Mills Lake (39 holes) zones totaling 62,247 m. These holes were drilled within the iron mineralization for approximately 2,000 m of strike length and a range of 200 to 400 m of width for Rose Central and Rose North. The holes were drilled on section lines that were spaced 100 m apart for both deposits in the main area of mineralization. The drillholes were variably spaced with variable dips leading to a separation of mineralized intersections anywhere from less than 50 m to more than 200 m apart for the near-surface mineralization (down to a vertical depth of about 200 m). For the geological modelling, 3-D bounding boxes defining the maximum extents of the Rose and Mills Lake deposit areas were created. The boxes extended approximately 200 m along strike from the outermost drillholes in each area. Mineralized boundaries extended up to a maximum of about 400 m on the ends of the zones and at depth where there was no/little drillhole information, but only if the interpretation was supported by drillhole intersections on adjacent cross sections or by solid geological inference.

For the Mills Lake deposit, three separate zones were interpreted and wireframed based on drillhole data on vertical sections: a basal magnetite zone; a hematitic interlayer within the magnetite zone; and an upper magnetite zone. Rose North and Rose Central zones were each divided into three metallurgical/mineralogical domains; NR-1, NR-2 and NR-3 and RC-1, RC 2 and RC-3, respectively. The zoning of the Rose deposit was based on recent metallurgical/mineralogical testing of the mineralization plus logging and results in the assay database. The Rose deposit is also influenced by three major listric faults which relocate some of the mineralized zones at depths of up to 100 m. Alteration products in the form of limonite and goethite are dominant features in the Rose North deposit and for the Feasibility Study, a 3-D solid was created incorporating this alteration and was the “Limonite Zone”. This wireframe was used to overprint the other wireframes in the geological model and re-code the blocks to differentiate them for categorization purposes for the Mineral Resource estimate.

In order to carry out the Mineral Resource grade interpolation, a set of equal length composites of 3 m was generated from the raw drillhole intervals, as the original assay intervals were different lengths and required normalization to a consistent length; 3 m is also the average length of the raw assay intervals for the zones. The statistical distribution of the %TFe samples showed good normal distributions in all zones and it was determined that capping was not required for the Rose Central, Rose North and Mills Lake deposits.

For the current Mineral Resource estimates, Alderon used a DGI probe for each hole that has been drilled since 2011 and recorded major physical properties, including density. This method of measuring density proved to be slightly different than WGM’s method but came up with a very similar relationship to WGM’s, i.e., SG by pycnometer results correlate strongly with %TFe on samples. Since there was an insignificant difference between the WGM method and the Alderon method, a best fit correlation line based on DGI data to obtain the density of each block in the model was used: %TFe x 0.0223 + 2.8103. Using this variable density model, a 30% TFe gives a SG of approximately 3.48. Alteration products such as limonite/goethite and secondary manganese hydroxides have developed from the oxide iron and manganese minerals; however, the extent of these secondary iron hydroxides is currently not well understood, particularly at depth. This leads to some uncertainty regarding the determination of density for the Mineral Resource tonnage estimate, particularly in the Limonite Zone. To overcome this uncertainty in grade and density of the altered mineralization in Rose North, all densities within this zone were assigned a SG of 3.0. The secondary iron and manganese hydroxides will also have some impact on potential iron recovery and this requires further evaluation and testwork.

Alderon used an ID2 interpolation method for each of the domains using the 3 m composites and a three-step search ellipsoid approach was used based on results of variography of %TFeHead grade. These three ranges were established for the interpolated domains in all the deposits and were also used as a guide to Mineral Resource categorization, along with the generation of a Distance Model (distance from actual data point in the drillhole to the block centroid). This three-step approach was used in order to inform all the blocks in the block model with grade, however, the classification of the Mineral Resources was also based on drillhole density (or drilling pattern), geological knowledge and zone interpretation. WGM worked extensively with Alderon on this categorization. Other elements interpolated into the grade block model were %Mn, %SiO2, %magFe and %hmFe (calculated). The results of the interpolation approximated the average grade of the all the composites used for the estimate.

Since the drilling density was lower in the deeper parts of the deposits, the drillhole spacing was taken into consideration when classifying the Mineral Resources and these areas were given a lower confidence category, as aforementioned. Even though the wireframe continued to a maximum depth of -106 m (approximately 700 m vertically below surface and extending 100 m past the deepest drilling), at this time, no Mineral Resources were defined/considered below 0 m elevation for Rose North and Rose Central. The Mills Lake wireframes extended to 180 m elevation or about 400 m below surface. The Distance Model was used for the final categorization of the Mineral Resources; blocks within the 3-D wireframes that had a distance of 100 m or less were classified as Measured, 100 m to 150 m as Indicated and greater than 150 m as Inferred. Inferred Mineral Resources are interpolated out to a maximum of about 400 m for Rose Central and 300 m for Rose North and Mills Lake on the ends/edges and at depth.

There were some exceptions to the general resource categorization methods, where a combination of the Distance Model and the search ellipsoid pass were intentionally not used for category definition, especially in the Rose North and Rose Central zones. The main case was that all altered mineralization in Rose North logged as limonitic and falling within the defined Limonite Zone was tagged as Inferred. This altered material is considered as “sub-ore” at this stage, until further metallurgical tests are conducted confirming their economic viability. Also, a basal manganese-rich zone identified in the hematite-rich ore (NR-1) in Rose North was categorized as Inferred.

Mineral Reserve Estimate Statement

The FS block model for the Rose deposit, as prepared by Alderon and audited by WGM, was provided to BBA on June 26, 2012. The model covers the Rose deposit, which is divided into a Rose Central (RC) region and a North Rose (NR) region. It should be noted that the Mills Lake deposit was not part of the FS.

The variables contained in the FS block model include block coordinate location, iron formation (total iron TFe, magnetite, and hematite) and other elements such as manganese (Mn) and silica (SiO2). The model also contains rock type classifications in consideration of ore processing differences between the various ore types within the Rose deposit. These ore types are designated as RC-1, RC-2 and RC-3 and NR-1, NR-2 and NR-3. Each ore type has an associated description of its geology and mineralogy. The rock types are also classified as Measured, Indicated or Inferred.

Pit optimization was carried out for the Alderon FS using the true pit optimizer Lerchs-Grossman 3-D (“LG 3-D”) algorithm in MineSight. The LG 3-D algorithm is based on the graph theory and calculates the net value of each block in the model. With defined pit optimization parameters, including concentrate selling price, mining, processing and other Indirect Costs, Fe recovery for each ore type (as determined by metallurgical testwork), pit slopes (as recommended by Stantec based on geotechnical pit slope study) and imposed constraints, the pit optimizer searches for the pit shell with the highest undiscounted cash flow. For the FS, only the Mineral Resources classified as either Measured or Indicated can be counted towards the economics of the pit optimization run. The approach taken for pit optimization was to first perform LG 3-D pit runs using variable concentrate selling prices ranging from $10/t to $110/t of concentrate in $5/t increments. Then the Net Present Value (“NPV”) of each of the pit shells was calculated at a discount rate of 8% to identify the optimal pit based on the discounted NPV and strip ratio. Based on this analysis, the chosen pit optimization for the FS was the pit having a selling price of $100/t of concentrate.

The milling cut-off grade (“COG”) used for the FS to classify material as Mineral Resource or waste is 15% TFe. Total Measured and Indicated Mineral Resource tonnage and Head %TFe show a very low sensitivity to cut-off %TFe grade variation between 7% and 17.5% TFe. This COG is in line with other similar iron ore projects in the region and with historical data. A higher mill COG grade will contribute to optimizing the NPV for the Project.

The optimized pit shell at 15% COG was then used to develop the engineered pit where operational and design parameters such as ramp grades, surface constraints, bench angles and other ramp details were incorporated. Once the engineered pit design was completed, the Mineral Reserve was derived. The Mineral Reserves for the engineered pit design are based on the parameters described previously. According to CIM guidelines for the FS, all material classified as Proven and Probable shall be considered in-pit reserve. The reserves were calculated for the Rose deposit at a cut-off grade of 15% TFe, 0% waste dilution and 100% ore recovery. Table 4 presents a summary of Mineral Reserves and stripping. As indicated, total Mineral Reserves are in the order of 668.5 Mt, with an average grade of 29.5 % TFe. The total stripping is estimated at 1,106.5 Mt, which includes 121.1 Mt of overburden, and 28.7 Mt of Inferred material. This results in a stripping ratio of 1.66. The effective date of the Mineral Reserve estimates is December 17, 2012. The Mineral Reserves estimates presented in Table 4 are included in the Mineral Resource estimates set out in Table 3.

TABLE 4: ALDERON FEASIBILITY STUDY MINERAL RESERVES

Alderon Feasibility Study Mineral Reserve
Kami Project- Rose Deposit
(Cut-Off Grade=15% TFe)
Material	Mt	TFe%	WREC%	MTFE	MAG%	MN
Proven	431.7	29.7	35.5	15.5	21.4	1.24
Probable	236.8	29.2	34.1	14.9	20.5	1.10
Total	668.5	29.5	35.0	15.3	21.1	1.19

Inferred	28.7
Waste Rock	956.7
OB	121.1
Total Stripping	1,106.5
SR	1.66

In addition to the risks disclosed elsewhere in this Annual Report, see “Item 4.B Business Overview – Description of Business – Mineral Properties - Mining Operations – Project Risks” below for the identification of risks that could materially affect the estimate of mineral resources and mineral reserves.

Mining Operations

Mining Methods

A mine plan based on continuous processing operations over 365 days per year, seven days per week and 24 hours per day was developed to support mining operations for the Kami Project. The mine life was estimated at 30 years. Ore requirements were determined based on processing plant production capacity and are in the order of 22.9 Mt/y. Mining phases, including initial overburden and waste pre-stripping requirements and an annual mining schedule were developed. The mining method selected for the Project is based on conventional drill, blast, load and haul. Annual mining equipment fleet requirements were developed based on equipment performance parameters and average hauling distances based on pit design and configuration and location on the site plan for the crusher and waste piles. The selected primary mining equipment fleet includes Komatsu 930E-4SE haul trucks, CAT 6060FSE shovels and P&H 320XPC drills. The BBA Mining Group estimated initial and sustaining capital costs required to support the mining operation as well as annual mining operating costs based on mining operations assumed to be carried out by Alderon using its own equipment and workforce with the exception of blasting explosives services which are assumed to be contracted out.

Mineral Processing and Metallurgical Testwork

The FS is based on a completed metallurgical test program aimed at improving and confirming the process flowsheet developed during the PEA Study. Results from the testwork were used to determine process performance parameters such as ore throughput, Fe and weight recoveries, final concentrate grade (including key elements such as Fe, SiO2, Mn) and particle size. The key process performance parameters were used as the basis for establishing ore requirements from the mine, sizing of equipment and ultimately to estimate project capital and operating costs, which in turn were used for performing the economical and financial evaluation of the Project. Testwork was performed on samples from the Rose Central and the Rose North components of the Rose deposit. The Mills Lake deposit was not part of the FS testwork or process development. Recommendations were made regarding supplemental confirmatory testwork for final plant design.

FS testwork consisted of the following:

•	Ore mineralogical analysis for the three Rose North deposit ore types;

•	Grinding and ore grindability assessment test program;

•	Gravity beneficiation performance assessment test program;

•	Magnetic separation test program; and

•	Solid/Liquid separation testwork.

Mineralogical analysis provided important information to help in the understanding of the mineralogical and metallurgical differences between the ore types found in the Rose deposit. It also highlighted some differences between Rose Central and Rose North, specifically the presence of manganese (Mn) in oxide form in Rose North, which was not present in Rose Central. Mn-oxides generally report to the gravity concentrate in higher proportion than Mn silicates and carbonates. Furthermore, mineralogical analysis indicates that all three Rose North ore types have a finer Fe liberation size than the corresponding Rose Central ore types. Consistent with geological observations, the Rose North deposit exhibits much more weathering than does the Rose Central deposit.

Beneficiation testwork consisting of Wilfley Table (“WT”) tests, performed on samples from the three ore types from Rose Central and the three ore types from Rose North, provided data permitting the development of grade/recovery curves for each ore type. Using this testwork data and normalizing results to a SiO2 target of 4.3% as well as adjusting for Head grade and scaling factors, it was possible to reasonably estimate the metallurgical performance for a spiral gravity circuit.

A series of low intensity magnetic separation (“LIMS”) tests and Davis Tube (“DT”) were conducted on WT tailings from various samples from several ore types in the Rose deposit. The results of this testwork allowed for the assessment of metallurgical performance of the cobbing step of the magnetic separation circuit. It was observed that the cobber concentrate contains a notable quantity of very fine magnetite dispersed in relatively coarse SiO2 particles (peppered silica). During the course of the testwork, strategies for rejecting these particles were investigated.

Following the cobbing step, the cobber concentrate needs regrinding to an appropriate particle size to assure adequate liberation in order to achieve the targeted SiO2 grade. Testwork was performed and results indicated that a P80 of 45 µm and a P100 of 75 µm would provide the required liberation to achieve the targeted SiO2 grade.

With the testwork results, metallurgical performance parameters were estimated for each ore type. Taking into consideration the life-of-mine (“LOM”) proportions of each ore type within the Rose deposit, as derived from the mine plan developed in the FS, it was then possible to derive the LOM metallurgical performance parameters used in the Feasibility Study as the basis of design for the process flowsheet and for process and plant design.

For the FS, SPI testing complemented by IGS simulations was used for estimating the specific energy required for primary Autogenous (“AG”) mill grinding to the required particle size as well as for estimating AG mill throughput. Tests were conducted on about 120 samples from the six ore types within the Rose deposit. The average ore specific energy for AG mill grinding, based on the LOM ore type proportions, was estimated to be 4.33 kWh/t. When converted to AG mill throughput, this equates to an average of 2,877 t/h.

The results from the beneficiation and grinding testwork were used to establish the plant throughput and concentrate production rates used in the Feasibility Study Financial Analysis for each year of operation based on the ore type proportions derived from the mine plan.

Recovery Methods and Processing Plant Design

The metallurgical testwork for the Rose deposit performed during the FS allowed for the validation, optimization and more detailed development of the process and plant design. General Arrangement drawings, equipment sizing, lists, and a process design criteria were developed and used for generating quantities for materials such as concrete and structural steel. In turn, this information was used in the development of the project capital and operating cost estimates. Table 5 shows the nominal annual and hourly production rates as well as the operating and metallurgical performance parameters used to determine these rates.

TABLE 5: NOMINAL OPERATING VALUES PROJECTED FROM TESTWORK RESULTS

	Nominal Operating Parameters
	Annual Operating Throughput (Average LOM)	Nominal Hourly Throughput
	Mt/y	t/h
Throughput (Fresh Feed)	22.9	2,877
Concentrate Production	8.0	1,011
Spiral Concentrate	6.5	819
Mag Plant Concentrate	1.5	182
Tailings Generated	14.9	1,866
Coarse Tailings	10.0	1,252
Fine Tailings	4.9	614

Concentrate Wt Rec %	35.1%
Fe Rec %	77.7%
Plant Utilization %	91.0%
Head Grade %Fe	29.5%
Concentrate Grade %Fe	65.2%
Concentrate Grade %SiO2	4.30%

The process flowsheet and resulting plant design consists of the major processing areas as described below:

•	ROM ore from the open pit or stockpile is hauled to the crusher area where a gyratory crusher reduces the ore to -250 mm (10”) in size.

•	Crushed ore is conveyed by overland conveyor to the crushed ore stockpile.

•	Crushed ore is reclaimed using apron feeders discharging onto a conveyor belt in a reclaim tunnel.

•	The crushed ore reclaim conveyor feeds the AG mill which performs the primary grinding step in the process. The AG mill is in closed circuit with a two-stage screening circuit.

•
Product from the AG grinding and screening circuit is fed to the three-stage spiral circuit for gravity concentration producing a tail and a final gravity concentrate which is filtered and conveyed to the concentrate load-out area.

•
Tailings from the spirals are cobbed using LIMS. The non-magnetic tailings are dewatered and disposed of to the Tailings Management Facility (“TMF”). The magnetic concentrate is subjected to a regrinding step in a ball mill required to grind the cobber concentrate to the required liberation particle size.

•
The reground product is subjected to a multi-stage LIMS cleaning and finishing circuit ending with a screening step to remove coarse silica. The mag plant concentrate is filtered and conveyed with the gravity concentrate to the load-out area.

•	The final product consists of a combined gravity and mag plant concentrate having a chemical analysis and particle size distribution considered to be appropriate for sintering applications.

•	Fine tailings from the mag plant are dewatered using a thickener and are subsequently pumped to the TMF.

Project Infrastructure

During the course of the FS, the Kami site plot plan and site infrastructure initially developed during the PEA Study has been defined in much more detail. The open-pit footprint now includes both Rose Central and Rose North. Geotechnical and topographical data as well as environmental considerations have been used to optimize location of the major site infrastructure. Furthermore, Nalcor has advised that they will provide power with a 315 kV transmission line right to the Kami main substation. The main features of the Kami site infrastructure are as follows:

•	The Kami Rail Line including the rail line connecting to QNS&L, the rail loop and on-site service tracks. Routing of the rail line has been optimized based on topography.

•	The access road to the Property consisting of a new road, bypassing the Town of Wabush and connecting to Highway 500.

•	The on-site road work leading from the Property limit to the concentrator and to the crusher and mine services area.

•	The mine roads designed specifically for mine haul trucks and other mining equipment connecting the pit to the crusher, waste rock areas and to the mine services area.

•	The mine services area consisting of the truck wash bay, mine garage, workshop, warehouse, employee facilities, diesel fuel tank farm and fueling station, etc.

•	The waste rock and overburden stockpiles.

•	The primary crusher building.

•	The overland conveyors and crushed ore stockpile.

•	The ore processing plant (concentrator) and ancillary facilities.

•	The concentrate load-out system including concentrate conveyors.

•	Parking areas for employees, light vehicles and heavy mining vehicles.

•	The raw water pumphouse to be located south-east of Long Lake.

•	The Nalcor power transmission line and main electrical substation.

•	The Tailings Management Facility and water reclamation and effluent treatment systems.

A temporary construction camp and construction worker facilities will be built off-site, south of the Town of Wabush.

Alderon will build a facility in Pointe-Noire, Québec for receiving, unloading, stockpiling and reclaiming concentrate for ship loading. The Pointe-Noire Terminal facility is situated along the south side of the existing Pointe-Noire Road and was identified by the Port of Sept-Îles as a potential multi-user storage facility to support their new multi-user dock. The configuration generally consists of a new railcar unloading loop track, a single car rotary dumper, a concentrate storage yard with stacker/reclaimer and interconnecting conveyor systems, leading to the Port of Sept-Îles shiploaders.

Market Studies and Contracts

The market study commissioned by Alderon during the course of the PEA Study was carried into the FS. The focus of Alderon has been to sell its product to the Asian market, specifically China. For the FS, the medium and long-term commodity price forecast to be used in the Project Financial Analysis was performed by BBA based on various public and private market studies by reputable analysts and iron ore producers, opinions of industry experts as well as other sources. Following its review, BBA arrived at a medium (Year 2015 to 2020) and long-term (beyond Year 2020) price of $115/t and $110/t, respectively, based on Platts Index benchmark of 62% Fe iron ore concentrate landed at China’s port.

As part of a strategic partnership with Hebei, Hebei has entered into an off-take agreement. As part of this agreement, upon the commencement of commercial production, Hebei is obligated to purchase 60% of the actual annual production from the Property, up to a maximum of 4.8 Mt of the first 8.0 Mt of iron ore concentrate produced annually at the Property. The price paid by Hebei will be based on the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including additional quoted premium for iron content greater than 62%), less a discount equal to 5% of such quoted price. Hebei will also have the option to purchase additional tonnage at a price equal to the Platts Price, without any such discount. Subsequent to the date of the Technical Report, an off-take agreement was entered into with a subsidiary of Glencore pursuant to which Glencore will acquire all of actual annual production from the Kami Project that has not been allocated to Hebei. See “Item 4.B Business Overview – General Development of Business – Three Year History – Year Ended December 31, 2014 Developments – Off-Take Agreement.”

On July 13, 2012, Alderon signed an agreement with the Sept-Îles Port Authority to ship a nominal 8 Mt of iron ore annually via the new multi-user deep water dock facility that the Port is constructing. Based on its reserved annual capacity, Alderon was required to make a buy-in payment. The Port Agreement includes a base fee schedule regarding wharfage and equipment fees for iron ore loading for Alderon’s shipping operations.

Alderon initiated preliminary tariff negotiations with QNS&L and CFA in April 2012. Alderon’s Base Case for the FS is to use these two rail operators to transport its iron ore concentrate from the Kami Project to the Port of Sept-Îles. Tariffs are expected to be within industry norms. No agreement has been concluded to date.

Nalcor has established a formal process in advance of Nalcor or Newfoundland and Labrador Hydro being able to supply power to an industrial customer in Labrador. The technical process involves three stages: Stage I – Pre-Project Phase; Stage II – Concept Selection; and Stage III – Front End Engineering Design. Alderon and Nalcor have completed Stages I and II of the process. In its Press Release dated December 13, 2012, Alderon announced that it has entered into an agreement with Nalcor to commence Stage III of the process, which is scheduled for completion in April 2013. Alderon funded all of the costs associated with Stage II and will also fund all Stage III costs. Commercial discussions commenced during Stage III of the process and once commercial terms were agreed upon, a formal Power Purchase Agreement will be signed by Alderon and Nalcor subject to environmental and regulatory approvals. For an update on this matter that occurred subsequent to the date of the Technical Report see “Item 4.B Business Overview – General Development of Business – Three Year History – Year Ended December 31, 2014 Developments – Power Supply for the Kami Project.”

Environment

The overall Project is subject to environmental assessment provisions of the Newfoundland and Labrador Environmental Protection Act and the Canadian Environmental Assessment Act. The requirements for each of these processes are well understood. The Environmental Impact Statement that is required pursuant to the Acts has been submitted to both levels of government as a step in the process. A schedule for the environmental assessment of the Project was been developed. Environmental studies have been conducted and reports have been prepared. Permitting requirements are also well defined and have been considered in the project plan. The Federal and Provincial Environmental Assessment process was concluded subsequent to the date of the Technical Report. See “Item 4.B Business Overview – General Development of Business – Three Year History – Year Ended December 31, 2014 Developments” – “Provincial Environmental Assessment” and “Federal Environmental Assessment”.

A tailings management strategy has been defined and a feasibility level design for the TMF has been developed. A siting study was undertaken and an appropriate area has been determined and located on the site plan taking into account environmental considerations and constraints. The tailings pond within the TMF has been sized to allow for treatment prior to recycling to the mill or discharge to a treatment plant/polishing pond prior to final release to the environment, meeting all regulatory requirements. An overburden and waste rock stockpile feasibility level design has been developed and locations are defined on the site plan. The areas identified do not contain any significant mineralization and make use of the natural topography. Discharges from the stockpiles will be routed to a series of sedimentation ponds to ensure adequate treatment to meet required regulatory requirements prior to release to the environment.

A Rehabilitation and Closure Plan, as required under the Newfoundland and Labrador Mining Act, will be prepared for the Project. The Plan will describe measures planned to restore the Property as close as reasonably possible to its former use or condition or to an alternate use or condition that is considered appropriate and acceptable by the Department of Natural Resources. The Plan will outline measures to be taken for progressive rehabilitation, closure rehabilitation and post-closure monitoring and treatment.

Following release from the Environmental Assessment process, the Project will require a number of approvals, permits and authorizations prior to project initiation. In addition, throughout project construction and operation, compliance with terms and conditions of approval, various standards contained in federal and provincial legislation, regulations and guidelines, will be required. Preliminary lists of permits, approvals and authorizations that may be required for the Project are presented in Table 6.1, Table 6.2, and Table 6.3. As presented in Table 6.4, permits and authorizations will also be required from affected municipalities.  The can be no assurance that the permits listed in Tables 6.1, 6.2, 6.3 and 6.4 will be obtainable. See “3.D Key Information – Risk Factors”.

TABLE 6.1: POTENTIAL PERMITS, APPROVALS, AND AUTHORIZATIONS - NEWFOUNDLAND AND LABRADOR; MINE AND ASSOCIATED INFRASTRUCTURE, INCLUDING RAIL INFRASTRUCTURE

Permit, Approval or Authorization Activity	Issuing Agency
▪ Release from Environment Assessment Process	DOEC – Environmental Assessment Division
▪ Permit to Occupy Crown Land	DOEC – Crown Lands Division
▪ Permit to Construct a Non-Domestic Well
▪ Water Resources Real-Time Monitoring
▪ Development Activity in a Protected Public Water Supply Area
▪ Certificate of Environmental Approval to Alter a Body of Water
▪ Culvert Installation
▪ Fording
▪ Bridge
▪ Pipe Crossing/water intake
▪ Stream Modification or Diversion
▪ Other works within 15 m of a body of water (rail infrastructure, site drainage, dewater pits, settling ponds)
▪ Water Use Licence
▪ Permit to Construct a Potable Water System (Water/Wastewater System)
DOEC – Water Resources Management Division
▪ Certificate of Approval for Construction and Operation (Industrial Processing Works)
▪ Certificate of Approval for Generators
▪ Approval of MMER Emergency Response Plan
▪ Approval of Waste Management Plan
▪ Approval of Environmental Contingency Plan (Emergency Spill Response)
▪ Approval of Environmental Protection Plan
DOEC – Pollution Prevention Division
▪ Permit to Control Nuisance Animals	DOEC – Wildlife Division
▪ Pesticide Operators Licence	DOEC – Pesticides Control Section
▪ Blasters Safety Certificate
▪ Approval for Storage & Handling Gasoline and Associated Products
▪ Temporary Fuel Cache
▪ Fuel Tank Registration
▪ Approval for Used Oil Storage Tank System (Oil/Water Separator)
▪ Fire, Life and Safety Program – Long Form
▪ Building Accessibility Registration
▪ Certificate of Approval for a Waste Management System
▪ Certificate of Approval for a Sewage/Septic System
▪ Application to Develop Land for Septic
Service NL –Government Service Centre (GSC)
▪ Approval of Development Plan, Rehabilitation and Closure Plan, and Financial Assurance ▪ Mining Lease ▪ Surface Rights Lease ▪ Quarry Development Permit ▪ Mill Licence	Department of Natural Resources (DNR) – Mineral Lands Division
▪ Operating Permit to Carry out an Industrial Operation During Forest Fire Season on Crown Land ▪ Permit to Cut Crown Timber ▪ Permit to Burn	DNR – Forest Resources
▪ Approval to Construct and Operate a Railway in Newfoundland and Labrador	Department of Transportation and Works (DTW)

TABLE 6.2: POTENTIAL PERMITS, APPROVAL AND AUTHORIZATIONS –
QUÉBEC; TERMINAL SITE
Permit, Approval or Authorization Activity	Issuing Agency
▪ Certificate of Authorization (Section 22 of the Environment Quality Act)	MDDEFP – Regional Office
▪ Certificate of Authorization (Section 48 of the Environment Quality Act)	MDDEFP – Regional Office
▪ Authorization under Section 128.7 of An Act Respecting the Conservation and Development of Wildlife	MRNF – Regional Office

TABLE 6.3: POTENTIAL PERMITS, APPROVAL AND AUTHORIZATIONS - FEDERAL
Permit, Approval or Authorization Activity	Issuing Agency
▪ Authorization for Harmful Alteration, Disruption or Destruction (HADD) of Fish Habitat	Fisheries and Oceans Canada (DFO)
▪ Approval to interfere with navigation	Transport Canada
▪ Licence to Store, Manufacture or Handle Explosives (Magazine Licence)	Natural Resources Canada
▪ Approval to construct a railway	Canadian Transportation Agency

TABLE 6.4: POTENTIAL PERMITS, APPROVAL AND AUTHORIZATIONS– MUNICIPAL
Permit, Approval or Authorization Activity	Issuing Agency
▪ Building Permit ▪ Development Permit ▪ Excavation Permit ▪ Fence Permit ▪ Occupancy – Commercial Permit ▪ Open Air Burning Permit ▪ Signage Permit	Town of Labrador City
▪ Building Permit ▪ Development Permit ▪ Excavation Permit ▪ Fence Permit ▪ Occupancy – Commercial Permit ▪ Open Air Burning Permit ▪ Signage Permit	Town of Wabush
▪ Building Permit ▪ Authorization to Divert Pointe-Noire Road ▪ Authorization for Aqueduct Connection	City of Sept-Îles

Capital Costs

The Kami Project scope covered in the Feasibility Study is based on the construction of a greenfield facility having a nominal annual production capacity of 8 Mt of concentrate. Table 7 presents a summary of total estimated initial capital cost for the Project, including Indirect Costs and Contingency.

TABLE 7: TOTAL ESTIMATED INITIAL CAPITAL COSTS ($M)

Estimated Initial Capital Costs
Mining (Pre-Stripping)	$52.7
Concentrator and Kami Site Infrastructure	$953.6
Kami Site Rail Line	$80.7
Pointe-Noire Terminal	$185.9
TOTAL	$1,272.9

The total initial capital cost, including Indirect Costs and contingency was estimated to be $1,272.9M. This Capital Cost Estimate is expressed in constant Q4-2012 Canadian dollars, with an exchange rate at par with the U.S. dollar. This preceding estimate table does not include the following items:

•	Mining equipment and railcars with an estimated value of $176.9M, which will be leased. As such, annual lease payments over the life of the lease are included in operating costs.

•	Rehabilitation and closure costs required to be disbursed prior to production startup, which were estimated by Stantec to be $48.1M.

•	The “Concentrator and Kami Site Infrastructure” costs include $47.4M for TMF dams and water management.

•
Sustaining capital (capital expenses incurred from Year 1 of production to the end of mine life) estimated at $642.4M, which includes items such as mine equipment fleet additions and replacements, facilities additions and improvements and costs related to phasing of TMF and tailings pumping (totaling $72.2M).

Operating Costs

Table 8 presents a summary of total estimated average, LOM operating costs, from the Feasibility Study, presented in Canadian Dollars/t of dry concentrate produced.

TABLE 8: TOTAL ESTIMATED AVERAGE LOM OPERATING COST

 ($/T DRY CONCENTRATE)

Estimated Average LOM Operating Costs
Mining	$17.11
Concentrator	$6.51
General Kami Site	$0.34
General Administration	$1.50
Environmental and Tailings Management	$0.52
Rail Transportation	$13.33
Port Facilities	$2.86
TOTAL	$42.17

The total estimated operating costs are $42.17/t of dry concentrate produced. Operating costs include the estimated cost of leased equipment (equipment cost plus interest) over the life of the lease. Royalties and working capital are not included in the Operating Cost Estimate presented but are treated separately in the Financial Analysis.

Economic Analysis

The economic evaluation of the Kami Project was performed using a discounted cash flow model based on Capital and Operating Cost Estimates developed in the Feasibility Study for a plant and infrastructure designed for the production an average of 8.0 Mt/y over the LOM. The Financial Analysis was performed with the following assumptions:

•	LOM and operations are estimated to span over a period of approximately 30 years.

•	The price of Kami concentrate at 65.2% Fe, loaded in ship (FOB) at Port of Sept-Îles is $107/t for the first five years of production and $102/t thereafter.

•
As of the date of the Technical Report, commercial production startup was scheduled to begin in late Q4-2015. The first full year of production would therefore be 2016 and it is assumed that this is a ramp-up year with concentrate production at 85% of nominal LOM production. Normal production is assumed thereafter.

•	All of the concentrate is sold in the same year of production.

•	All cost and sales estimates are in constant Q4-2012 dollars (no escalation or inflation factor has been taken into account).

•
The Financial Analysis includes $20.7M in working capital, which is required to meet expenses after startup of operations and before revenue becomes available. This is equivalent to approximately 30 days of Year 1 operating expenses.

•
All project-related payments, disbursements and irrevocable letters of credit incurred prior to the effective date of the Technical Report are considered as sunk costs and are not considered in this Financial Analysis. Disbursements projected for after the effective date of the Technical Report but before the start of construction are considered to take place in pre-production Year 2 (PP 2) however, it is expected that certain disbursements will be incurred prior to this year.

•	A 3% gross sales royalty is payable to Altius.

•
An off-take sales fee was payable to the finder engaged to identify Hebei to Alderon and to assist with the conclusion of the transaction with Hebei. This fee was calculated as 0.5% of the proceeds received from material sold to Hebei for a period of ten years subsequent to the initial sale of material to Hebei. Subsequent to the date of the Technical Report the finder’s fee agreement was terminated and a settlement was reached with the finder that removed this fee from future sales to Hebei. However, as the fee was in place at the time of the Technical Report, it remains included in the economic analysis.

•	U.S. dollar is considered at par with Canadian dollar.

This Financial Analysis was performed by BBA on a pre-tax basis effective December 17, 2012. Alderon Management provided the after-tax economic evaluation of the Kami Project, which was prepared with the assistance of an external tax consultant. Table 9 presents the results of the Financial Analysis with NPV calculated at various discounting rates. The Base Case NPV was assumed at a discount rate of 8%.

TABLE 9: PRE-TAX FINANCIAL ANALYSIS RESULTS

IRR =	29.3%	NPV (M$)	Payback (yrs)
Discount Rate
0%		$11,545M	3.1
5%		$5,030M	3.5
8%		$3,244M	3.8
10%		$2,461M	4.0

The Project is subject to three levels of taxation, including federal income tax, provincial income tax and provincial mining taxes:

•	Income tax is payable to the Federal Government of Canada pursuant to the Income Tax Act (Canada). The applicable federal income tax rate is 15% of taxable income.

•
 Income tax is payable to the Government of Newfoundland and Labrador under the Income Tax Act, 2000 (Newfoundland and Labrador). The applicable provincial income tax rate in Newfoundland and Labrador is 14% of taxable income.

•	The Revenue Administration Act (Newfoundland and Labrador) imposes the following taxes on operators of mines in Newfoundland and Labrador:

o	a 15% tax on taxable income;

o	a 20% tax on amounts taxable, which are calculated as 20% of the net income, if positive, minus amounts paid to a person who receives royalties subject to the mineral rights tax; and

o	a 20% mineral rights tax.

On an after tax basis, the IRR was estimated to be 23.1%, the NPV at 8% discount rate is $1,858M and corresponding payback is 4.5 years.

A sensitivity analysis was also performed to show the project sensitivity to a +/- 15% variation in initial capital cost, annual operating costs, in commodity price and in concentrate production rate considering a variation in Fe recovery rate. This sensitivity range is in line with the accuracy of the cost estimates developed in the FS. The sensitivity analysis was done on the pre-tax Financial Analysis results. Results of this analysis are shown in Table 10.

TABLE 10: SENSITIVITY ANALYSIS (PRE-TAX)

	Base Case	Initial CAPEX		Selling Price		OPEX		Production (Reduced Wt. Rec)
		+15%	-15%	+15%	-15%	+15%	-15%	+15%	-15%
		$1,464M	$1,082M	$123-$117/t	$91-$87/t	$48.50/t	$35.85/t	9.2 Mt/y	6.8 Mt/y
IRR	29.3%	26.0%	33.5%	36.4%	21.8%	26.2%	32.3%	35.5%	22.8%
	NPV	NPV	NPV	NPV	NPV	NPV	NPV	NPV	NPV
0%	$11,545M	$11,354M	$11,736M	$15,002M	$8,089M	$10,060M	$13,031M	$14,550M	$8,540M
5%	$5,030M	$4,845M	$5,214M	$6,746M	$3,313M	$4,297M	$5,763M	$6,524M	$3,535M
8%	$3,244M	$3,063M	$3,425M	$4,475M	$2,013M	$2,721M	$3,766M	$4,317M	$2,171M
10%	$2,461M	$2,282M	$2,640M	$3,477M	$1,445M	$2,031M	$2,890M	$3,346M	$1,575M
Please note that this Financial Analysis is before tax.

Project Risks

A number of potential project risks have been identified during the course of the FS that can materially affect project execution and project economics. The main risks are as follows:

•	Nalcor may not be able to supply power to the site in time for startup of operations, mitigated by Alderon maintaining engagement at the highest levels of government.

•	Assumed pit slopes in bedrock is too optimistic, leading to reduced Mineral Reserves and/or higher stripping ratios, mitigated by more drilling and engineering analysis prior to final design.

•
Mine operation may not be able to adequately segregate hard ore for stockpiling and blending as well as to supply adequate feedstock with required blending of the various ore types to assure expected concentrator throughput, mitigated by optimizing the mine plan by performing infill drilling and ore hardness testing, by using experienced personnel and by increasing ore stockpiling.

•
The nature and the complexity of the ore body does not allow for collection of a representative bulk sample for pilot testwork. Also, the relatively small sample size for FS metallurgical testwork and for determining ore hardness poses a risk of the samples not being sufficiently representative of the ore body to properly validate throughput through the AG mill and Fe and weight recovery. This risk cannot be adequately mitigated and is considered as an accepted risk.

Based on the information available and the degree of development of the Project as of the effective date of the Technical Report, BBA is of the opinion that the Project is technically and financially sufficiently robust to warrant proceeding to the next phase of project development.

Project Development and Recommendations

Project Development Schedule

A Project Execution Plan and a detailed Project Execution Schedule were developed as part of the FS effective as of December 2012. The key project milestones are indicated in Table 11.

TABLE 11: KEY PROJECT MILESTONES

Major Milestones	Date
Start Feasibility Study	Aug-2011
Interim Engineering & Planning Services Agreement	Aug-2012
Start Detailed Engineering	Nov-2012
NI 43-101 Feasibility Effective Date	Dec-2012
AG Mill PO Award	Jun-2013
Minister's Decision (EA Release)	Sep-2013
Permit to Start Construction Available	Nov-2013
Start Construction	Nov-2013
First Concrete	Apr-2014
First Structural Steel at Concentrator	Jul-2014
Construction Completed	Aug-2015
Power Availability (NL)	Sep-2015
POV Completed	Sep-2015
Full Handover to Operations	Nov-2015

The Project Execution Schedule developed in the Technical Report and described above covers the period from the start of the FS to the end of commissioning. The major assumptions driving key milestones in the preliminary Project Execution Schedule are as follows:

•	The FS is completed effective December 2012.

•
The environmental assessment process began with project registration initiated with the submission of the project description in October 2011. Based on the expected duration of the various regulatory proceedings, it is expected that the permits, which will allow construction, will be issued in November 2013. No site work is anticipated prior to this date. Environmental assessment process, expected to last 24 months, is on the project execution critical path.

•
Construction is set to start in November 2013, as soon as the permit is issued and is based on a construction schedule of 24 months including POV (Pre-Operational Verifications) and plant handover to operations. This is consistent with similar projects recently executed. It is assumed that the temporary camp facility for construction workers to be located off-site will be built and ready to receive personnel in a timely fashion.

To support the construction schedule, EPCM activities need to be executed as follows:

•
EPCM services contractor was selected in August 2012. An Interim Engineering and Planning Services Agreement has been entered into with the contractor and the full EPCM Agreement is currently under negotiation.

•
Procurement activities are based on delivery of long lead items such as the grinding mills, spirals and concentrate stacker/reclaimer at the port terminal. In budgetary quotes received during the FS, the longest lead times are in the order of 18 months. Some mining equipment may have longer lead times depending on the Supplier, and it is recommended that the EPCM contractor investigate this early in their mandate.

The Project Execution Schedule was developed at the time of the Technical Report. Subsequently the Company has revised the expected timing of certain key project milestones. See “Item 4.B Business Overview – General Development of Business – Three Year History – Outlook”.

Recommendations

BBA recommended in the Technical Report that Alderon proceed with the next phase of project development consisting of final design and Detailed Engineering, as indicated by the project schedule set out in Table 11.

The testwork program undertaken during the Feasibility Study relied on composite drill core samples as it was not possible to obtain a representative bulk sample for pilot testing.  Sample selection and testing methodology allowed for a reasonably representative estimation of metallurgical performance of the Rose deposit ore and for project development at a FS level. As the Project moves into final design and Detailed Engineering, BBA recommends that additional confirmatory testwork be done with existing drill core samples in order to further increase the degree of confidence around metallurgical performance of the Rose deposit ore. The recommended testwork is as follows.

Grinding

The SPI test and IGS analysis has been determined to provide the most suitable method for this ore type to estimate ore specific grinding energy and throughput of the selected AG mill. For the FS, the throughput estimate was based on approximately 20 tests per ore type. It is recommended that at least another 20 tests per ore type be performed for final design to achieve better statistical analysis from the dataset.

Gravity

Based on the relatively poor results obtained on the RN-1 sample, which was likely due to the sample not being representative of the ore type, it is warranted that the Wilfley Table test be repeated on a new RN-1 composite sample. Another series of Wilfley Table tests for each ore type should also be performed. As an alternative, gravity testwork could be performed at a pilot scale using spirals. Various blends of ore types, aligned to the mine plan, should be considered for the next test phase. Also, more detailed testwork should be performed to improve understanding of Mn deportment to concentrate in the gravity circuit.

Magnetic Plant

It is recommended that the tails from the FS Wilfley Table variability tests should be used to perform cobbing LIMS tests followed by regrind and cleaning tests in order to validate the optimal regrind particle size to achieve the targeted SiO2 level. This should be done on a continuous, pilot plant scale. Also, the effect of lower LIMS magnetic intensity at the different stages of the mag plant circuit should be evaluated in order to optimize process performance. It is also recommended that analysis of the Rose North mag plant concentrate be performed in order to quantify Mn in magnetite for the three Rose North ore types.

Filtration and Settling

It is recommended that additional filtration testwork be performed with different suppliers for both gravity and mag plant concentrate. It is also recommended that tailings settling tests and tailings rheology tests with the final tailings coming from the aforementioned mag plant testwork be performed.

BBA recommends that, for final design, design capacities for all process areas and equipment be updated to conform to final FS operating values determined with the most recent testwork results as well as with results from recommended testwork previously discussed.

The mine plan developed during the FS provides a reasonably representative basis for projected mining operations at this level of study. BBA recommended the following additional mining engineering work to be undertaken for final design:

•	Collect more geotechnical data and develop pit slope design parameters in more detail.

•	Develop a more detailed hydrology and hydrogeology model to better define mine dewatering requirements in more detail.

•	Collect hardness data and potentially integrate this information into the geological block model for use in mine planning.

•	Further optimize mining phases and develop mine schedule in more detail (quarterly for first three years).

No further exploration or engineering studies are planned. The next project development phase consists of Detailed Engineering, which was started in November 2012 and will subsequently lead to the construction phase. The recommended testwork is considered to be part of the Detailed Engineering phase therefore costs associated with executing this work, as is the case with all project development costs incurred after the effective date of this Report, are included within the project capital costs.

Other Mineral Projects

The Company does not have any mineral projects that are material to the Company other than the Kami Project described above.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with Alderon’s audited consolidated financial statements for the referenced periods and the notes thereto.  Alderon’s consolidated financial statements for the fiscal years ended December 31, 2014, 2013, and 2012 have been prepared in accordance with IFRS as issued by the International accounting Standards Board (“IASB”). The functional currency of the Company and its subsidiaries is the Canadian dollar and therefore Alderon’s consolidated financial statements are reported in Canadian dollars.

Overview

The principal business of the Company is the acquisition, exploration and development of mineral properties.  The Company does not have any producing mineral properties at this time.  The Company’s business is presently focused on exploration and development of the Kami Property, located in Western Labrador, in the Province of Newfoundland and Labrador, Canada.

Significant Accounting Policies

The Company’s significant accounting policies are detailed in Note 2 to the accompanying annual audited consolidated financial statements for the fiscal years ended December 31, 2014, 2013, and 2012.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates about and apply assumptions to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures. Assumptions and estimates are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions and estimates in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change.  As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Judgments

Management considers the following areas to be those where critical accounting policies affect the significant judgments used in the preparation of the Company’s consolidated financial statements.

Capitalization of development costs

The application of the Company’s accounting policy for development costs requires judgment in determining the timing at which to begin capitalizing development costs and whether future economic benefits, which are based on assumptions about future events and circumstances, may be realized. In general the Company has stopped capitalizing development costs as of November 15, 2014, as the Company has implemented a cash preservation program designed to allow it to maintain sufficient liquidity during the advancement of its financing plan.

Carrying value and recoverability of mineral properties

The carrying amount of the Company’s mineral properties does not necessarily represent present or future values, and the Company’s mineral properties have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of the Kami Project or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral properties.

Mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset’s recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Impairment losses are recognized in profit or loss in the statement of comprehensive loss. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, or cash-generating units (“CGU”). In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Management has determined that an indication that the capitalized mineral properties may not be recoverable has occurred in 2014. The Company determined the recoverable amount of the mineral properties using the value in use calculation which was assessed using cash flow projections, which take into account the capital costs to be incurred to complete the Kami Project over the expected construction timeline, as well as the cash generated from subsequent sales of the Kami Project’s iron ore production. The key assumptions used in this calculation include the Kami Project’s capital cost, estimated production volume, the long-term iron ore sales price established by independent sources, the long-term Canadian and US dollar exchange rate, expected operating costs, as well as discount rates which are based on estimates of the risks associated with the projected cash flows based on the best information available as of the date of the impairment test. The pre-tax discount rate applied to the cash flow projections was 8%. The Company determined that the recoverable amount exceeded the carrying amounts and therefore, no impairment was recorded.

To the extent that any of management’s assumptions change, there could be a significant impact on the Company’s future financial position, operating results and cash flows.

Capitalization of borrowing cost

The Company must apply its judgment when determining if a constructed asset, such as a manufacturing plant, is considered a qualifying asset under International Accounting Standard (“IAS”) 23, Borrowing costs. To make this determination, management must consider whether the entity has incurred significant borrowing costs that are attributable to the construction of the asset. In addition to the application of judgment regarding which borrowing costs are eligible for capitalization and when capitalization of borrowing costs should commence, management must also apply its judgment in determining on an ongoing basis if capitalization should continue, for example, if the Company reduces or suspends during an extended period, the activities necessary to prepare an asset for its intended use. This requires an evaluation of the level of substantial technical and administrative activities being carried out during a given period. Based on its assessment of the facts at each reporting period, borrowing costs will either be capitalized or expensed during a given period. The Company determined that borrowing costs attributable to the Kami Project should be capitalized and consequently commenced capitalizing those costs in the first quarter of 2014. Based on its assessment, management had determined that capitalization of interest should cease effective November 15, 2014, as a result of its ongoing review of such estimates and judgments, and considering that the Company has implemented a cash preservation program designed to allow it to maintain sufficient liquidity during the advancement of its financing plan.

Deferred transaction costs

The Company has capitalized professional fees in connection with a future financing transaction that Management has judged to be realizable on the basis that the future financing transaction is probable of occurrence, although the attainment of the financing has taken longer than expected. Such costs will be written off to the statement of comprehensive loss in a future period if the future financing transaction was no longer expected to be completed.

Estimates:

Management considers the following areas to be those where critical accounting policies affect the significant estimates used in the preparation of the Company’s consolidated financial statements.

Fair value of warrants and stock options

Determining the fair value of warrants and stock options requires the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results.

Fair value estimates of financial liabilities

The determination of the fair value of the liability component of the convertible debt requires management to make estimates of the interest rate that the Company would have obtained for a similar secured loan without a conversion feature.

New Standards and Interpretations Not Yet Adopted

International Financial Reporting Interpretations Committee (“IFRIC”) 21, Levies, provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014, and is to be applied retrospectively. The accounting policy has been applied consistently by all subsidiaries of the Company. The impact of the adoption of this standard is not significant.

The standard that is considered to be relevant to the Company’s operations that is issued, but not yet effective, up to the date of issuance of the Company’s financial statements is disclosed below:

IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. IFRS 9 introduces new requirements for the classification and measurement of financial assets and introduces additional changes relating to financial liabilities. In addition IFRS 9 includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The Company intends to adopt IFRS 9 in its financial statements for the annual period beginning on January 1, 2018. The impact of the adoption of this standard has yet to be determined.

5.A.           Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended December 31, 2014, 2013 and 2012, and the related notes thereto, which have been prepared in accordance with IFRS and interpretations as issued by the IASB. This discussion should be read in conjunction with the audited consolidated financial statements contained elsewhere in this Annual Report. This discussion contains “forward-looking statements” that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

SELECTED ANNUAL INFORMATION

The following financial data are selected information for the Company for the three most recently completed financial years:

	Years ended December 31,
	2014	2013	2012
	$	$	$

Operating expenses
General and administrative expenses	8,303,557	13,838,902	27,884,718
Development expenses	4,097,610	-	-
Environmental, aboriginal, government and community expenses	47,083	887,175	7,448,157
Exploration and evaluation expenses	-	503,981	36,446,047
	12,448,250	15,230,058	71,778,922

Loss from operations	(12,448,250)	(15,230,058)	(71,778,922)

Finance income	863,277	1,651,017	437,504
Finance costs	(306,494)	-	(356,157)
Net finance income	556,783	1,651,017	81,347

Loss before income taxes	(11,891,467)	(13,579,041)	(71,697,575)
Income tax recovery	-	-	216,460

Net loss and comprehensive loss	(11,891,467)	(13,579,041)	(71,481,115)

Attributable to:
Owners of the parent	(7,835,552)	(11,871,038)	(71,481,115)
Non-controlling interest	(4,055,915)	(1,708,003)	-
	(11,891,467)	(13,579,041)	(71,481,115)
Net loss per share
Basic and diluted	(0.06)	(0.09)	(0.65)

Total assets	271,496,567	263,825,015	147,341,281
Long Term Liabilities	18,852,378	-	-
Working Capital	37,669,099	86,048,418	41,144,234
Weighted average number of shares outstanding
Basic and diluted	130,334,975	130,144,167	109,493,640
1. Working Capital is defined as Current Assets less Current Liabilities

Results of Operations and Consolidated Statement of Financial Position for the fiscal year ended December 31, 2014 compared to the fiscal year ended December 31, 2013

Results of Operations

General and Administrative Expenses

Comparative general and administrative expenses, by nature of expenditure, are summarized below:

	Year ended December 31,
	2014	2013	2012
	$	$	$

Legal, professional and consulting costs	3,496,781	6,040,838	14,407,218
Salaries, wages and benefits	1,937,679	2,454,737	2,635,686
Rent and facilities	670,847	454,511	333,390
Investor relation costs	590,175	983,265	1,352,807
Share-based compensation	530,576	2,133,407	7,391,856
Travel costs	511,737	1,032,387	1,059,020
Other costs	565,762	739,757	704,741
	8,303,557	13,838,902	27,884,718

During the year ended December 31, 2014, our general and administrative expenses decreased by $5.5 million, as compared to the same period in 2013. The primary reason for the decrease is due to a significant decrease in legal, professional and consulting costs of $2.5 million, predominantly in relation to the closing of the transactions with Hebei, as discussed above under “Item 4.B Business Overview - General Development of Business – Three Year History – Year Ended December 31, 2012 Developments – Strategic Investment by Hebei” and “Item 4.B Business Overview - General Development of Business – Three Year History – Year Ended December 31, 2013 Developments – Closing of Limited Partnership Funding by Hebei.” While the Hebei Private Placement occurred in September 2012, the Hebei Initial Investment was finalized in March 2013, and therefore, non-capitalizable transaction costs were incurred during the first half of 2013. These costs were not incurred during the year ended December 31, 2014. In addition, share-based compensation costs were significantly lower ($1.6 million), which in turn is due to the lower degree of vesting associated with stock options granted in prior periods. The decrease in travel and investor relation costs ($0.9 million) coincides with the temporary suspension of the EPCM agreement and the continued focus on the Senior Debt Facility.

During the year ended December 31, 2013, our general and administrative expenses decreased by $14.0 million, as compared to the same period in 2012. The most significant reason for the decrease is due to transaction costs having been incurred in connection with the closing of the transactions with Hebei. We expensed $9.8 million in legal, professional and consulting costs in relation to this transaction for the year ended December 31, 2012. In addition, share-based compensation costs were significantly lower ($5.3 million), which in turn is due to the lower degree of vesting associated with stock options granted in prior periods.

It is our expectation that, consistent with the Company’s cash conservation program, total general and administrative expenses will be at lower levels for the year ending December 31, 2015, as compared to the year ended December 31, 2014, excluding the impact of share-based compensation costs, which in turn depend on a number of unknown or currently inestimable factors, including the number of options that will be granted in future periods and any changes to parameters or judgments applied to the option pricing model used to calculate the underlying fair value of awards.

Development expenses

As noted above under “Item 4.B Business Overview - General Development of Business – Three Year History – Year Ended December 31, 2014 Developments – Engineering Work Required to Commence Construction of Kami Project Completed”, the Company has temporarily suspended any further work by WorleyParsons. The Company has estimated that demobilization costs caused by this suspension will total approximately $3.3 million. In general the Company has stopped capitalizing development costs as of November 15, 2014, which coincides with the implementation of the Company’s cash conservation program, as discussed under “Item 4.B Business Overview - General Development of Business – Three Year History – Year Ended December 31, 2014 Developments – Cash Conservation Program”.

EAGC Expenses

EAGC expenses represent any non-general or administrative (i.e. corporate and strategic) activities in connection with engaging with relevant aboriginal, governmental and community groups as the Kami Project advances, as well as other costs related to planning and similar initiatives that are required in order to allow the Kami Project to proceed through the environmental assessment process. Typical expenditures reflected in this category include, but are not limited to, employee salaries and benefits (including share-based compensation) of the Company’s environmental and aboriginal affairs and government and community affairs staff, as well as consulting and professional service fees that are directly attributable to underlying functional areas.

There were $47,083 in EAGC expenses incurred during the year ended December 31, 2014, as compared to $0.9 million and $7.4 million for the same periods in 2013 and 2012. The decreases of $0.8 million and $7.4 million are due to the Company capitalizing EAGC costs that are directly attributable to the Kami Project as of February 1, 2013. Therefore, EAGC costs incurred after February 1, 2013 have been predominantly capitalized as development costs and are discussed under the heading “ – Consolidated Statement of Financial Position Information-Mineral Properties” below.

Exploration and Evaluation Expenses

Our accounting policy on exploration and evaluation expenditures is to expense these costs as they are incurred, until such time as the technical feasibility and commercial viability of the extraction of mineral reserves are demonstrated, at which time any further directly attributable pre-production expenditures that give rise to future economic benefits are capitalized. The Company started to capitalize costs that are directly attributable to the Kami Project as of February 1, 2013, which broadly coincides with the release of the Feasibility Study. Pre-production expenditures incurred prior to February 1, 2013 have been recorded in the consolidated statement of comprehensive loss as exploration and evaluation expenses or EAGC expenses.

As noted above, we started capitalizing all costs that are directly attributable to the Kami Project as of February 1, 2013. As such, ongoing evaluation and other development activities, which, prior to February 1, 2013, had been expensed in our consolidated statement of comprehensive loss, are recorded as additions to mineral properties in our consolidated statement of financial position. Details of capitalized development expenditures are provided under the heading “– Consolidated Statement of Financial Position Information-Mineral Properties” below. As noted above, in general the Company has stopped capitalizing development costs as of November 15, 2014.

Consolidated Statement of Financial Position Information

	As of December 31,	As of December 31,
	2014	2013
	$	$
Cash and cash equivalents	21,442,903	95,366,039
Restricted short-term investments	22,202,011	-
Receivables and other current assets	3,561,113	5,082,934
Mineral properties	176,574,918	138,645,822
Long-term advance	20,465,016	20,465,016
Property, plant and equipment	27,250,606	4,265,204
Total assets	271,496,567	263,825,015

Total short-term liabilities	9,536,928	14,400,555
Convertible debt	18,852,378	-
Deferred share unit liability	131,500	-
Equity attributable to owners of the parent	189,365,832	192,709,547
Non-controlling interest	53,609,929	56,714,913
Total liabilities and equity	271,496,567	263,825,015

Cash and Cash Equivalents

As noted below under “Item 5.B Liquidity and Capital Resources”, cash and cash equivalents decreased by $73.9 million for the year ended December 31, 2014, due largely to the additions to mineral properties, deposits made on key processing and material handling equipment, and the cash used in operating activities. Cash and cash equivalents increased by $61.1 million for the year ended December 31, 2013, due largely to the completion of the $119.9 million Hebei Initial Investment, partially offset by the cash used in operating activities, as discussed below.

Restricted Short-Term Investments

Restricted short-term investments represent short-term investments deposited with the Company’s bank to guarantee letters of credit issued in the course of the Company’s development activities. Such short-term investments must remain on deposit as long as the letters of credit are outstanding

Mineral Properties

	Acquisition costs	Development costs	Share-based compensation costs capitalized	Depreciation capitalized	Total
	$	$	$	$	$

Balance – January 1, 2013	88,668,710	-	-	-	88,668,710
Additions during the period	-	49,576,480	386,958	13,674	49,977,112
Balance – December 31, 2013	88,668,710	49,576,480	386,958	13,674	138,645,822

Additions during the period	-	36,090,496	108,465	35,312	36,234,273
Interest capitalized	-	1,694,823	-	-	1,694,823
Balance –December 31, 2014	88,668,710	87,361,799	495,423	48,986	176,574,918

Components of the additions to development costs for the year ended December 31, 2014 and 2013 include the following:

	2014	2013
	$	$
Consulting and professional costs	29,708,956	42,313,176
Salaries, employment taxes and short-term benefits	3,498,101	3,406,295
Environmental, aboriginal, government and community costs	2,047,222	1,507,573
Information technology and telecommunications	399,140	718,919
Travel costs	318,160	1,266,244
Share-based compensation costs	108,465	386,958
Other costs	154,229	377,947
	36,234,273	49,977,112

During the year ended December 31, 2014, the Company incurred $36.2 million in development costs that are directly attributable to the Kami Project as compared to $50.0 million in the same period for 2013.

In 2014, a total of $29.7 million was incurred on consulting and professional costs. These costs primarily reflect the detailed engineering, planning and procurement services rendered by WorleyParsons ($23.3 million) in preparation for the Kami Project’s construction. These costs also include services provided by direct consultants of the Company ($2.2 million). Direct consultants are part of the Kami Project team, working alongside employees of the Company in order to advance all facets of the Kami Project towards and through construction. In addition, as noted under the “Community relations” heading above, the Company has purchased cabins that were directly impacted by the Kami Project ($1.2 million).

In 2013, a total of $42.3 million was incurred on consulting and professional costs. These costs primarily reflect the services rendered by WorleyParsons in order to transition the Project from the feasibility stage to the development stage ($27.8 million). These costs also include additional services provided by Stantec ($4.9 million) for geotechnical and hydrological investigation, to supplement WorleyParson’s detailed engineering discussed above. In addition, the Company completely funded Nalcor’s Stage III engineering and assessment related to providing transmission and electrical plant and services associated with supplying electrical power for the Kami Project ($3.4 million).

The results of this work has allowed the Company to advance its procurement of long-lead items and complete the required pre-construction engineering such that it will be able to commence construction, once the Company’s financing plan is completed.

As noted above, the Company has stopped capitalizing most development costs as of November 15, 2014. Development costs will only increase significantly once the Company’s financing plan is in place and the Company commences construction of the Kami Project.

Property, Plant and Equipment

The increase in property, plant and equipment as of December 31, 2014 relates primarily to the Company’s cash advances of $19.8 million to suppliers for key processing and material handling equipment. In addition the Company has accrued in short-term liabilities $3.4 million owing to these suppliers. For the year ended December 31, 2013, the Company made advances of $3.6 million to suppliers for key processing and material handling equipment.

Long-Term Advance

As discussed above under “Item 4.B Business Overview - General Development of Business – Three Year History – Year Ended December 31, 2012 Developments – Port Agreement”, the long-term advance relates to the buy-in payment per the Port Agreement. The buy-in payment was payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second was paid on June 28, 2013, using the Company’s previously restricted cash equivalents.

Current Liabilities

Current liabilities, comprised of payables and accrued liabilities and amounts due to related parties decreased significantly ($5.3 million) since December 31, 2013. As noted above, the Company has temporarily suspended any further work by WorleyParsons. This has led to a decrease in accrued development costs of $8.6 million. In addition, there has been a decrease in accrued salaries and benefits ($1.7 million) and in the finder’s fee ($1.2 million) payable in connection with the transactions with Hebei. These decreases are offset by equipment costs accrued by the Company ($3.4 million), and the demobilization costs accrued by the Company ($3.3 million) in connection with the suspension of the EPCM work by WorleyParsons.

Current liabilities increased by $7.6 million from December 31, 2012 to December 31, 2013. This increase was primarily due to the increase in accrued development costs ($9.2 million), as Alderon was not in the development stage as at December 31, 2012, and due to the remaining provision of $1.2 million for the finder’s fee payable in connection with the transactions with Hebei. These increases are slightly offset by the decreases in accrued evaluation and exploration costs ($1.7 million), as Alderon was no longer completing exploration and evaluation activities on the Kami Project as at December 31, 2013, and accrued salaries and benefits ($0.3 million).

Convertible Debt

As under “Item 4.B Business Overview - General Development of Business – Three Year History – Year Ended December 31, 2014 Developments – Power Supply for the Kami Project”, the Company entered into the LMM Convertible Note which amounted to $22.0 million ($21.7 million, net of $0.3 million transaction costs). The LMM Convertible Note which is a compound instrument composed of both a debt component and an equity component. The equity component is due to the embedded derivatives identified in the agreement that come in the form of the convertible debentures holders’ conversion option and the Company’s early repayment option. Management has determined that the fair value of the debt component at inception was $18.3 million, with the residual value of $3.4 million allocated to the equity component.

As discussed above under “Item 4.B Business Overview - General Development of Business – Three Year History – Year Ended December 31, 2014 Developments – Cash Conservation Program”, Alderon and LMM amended the LMM Convertible Note. The Company issued to Liberty 1,987,083 warrants, with an exercise price of $0.4465 on December 31, 2014 and will issue additional warrants on June 30, 2015. The cost of these warrants ($0.8 million) was accounted for as additional financing costs of the LMM Convertible Note.

The Company will use an effective interest rate of 13.3% to accrete the debt component of the LMM Convertible Note (as amended) up to the principal amount at maturity. Accretion charges during the year ended December 31, 2014 totaled $1.4 million.

Deferred Share Unit (“DSU”) liability

The Company has in place a deferred share unit plan (the “DSU Plan”) whereby Directors are issued DSUs, which vest immediately, are equivalent in value to a common share upon issuance of the Company and are settled in cash. As of October 1, 2014, under the DSU Plan, Directors have the option to convert 25, 50, 75 or 100 percent of their annual director fees into DSUs. For the year ended December 31, 2014, Alderon has issued 323,968 DSUs to directors of the Company. DSUs can only be redeemed following departure from the Company in accordance with the terms of the DSU Plan.

Equity Attributable to Owners of the Parent

Equity attributable to owners of the parent has decreased by $3.3 million since December 31, 2013. This decrease is primarily related to the net loss and comprehensive loss totaling $7.8 million for this period and an adjustment of $0.9 million to reflect the change in the non-controlling interest’s relative interest in the Limited Partnership, as discussed below. These decreases are partially offset by the LMM Convertible Note’s equity component ($3.4 million) discussed above, the issuance of common shares ($1.0 million) to an independent contractor, and the share-based compensation costs ($0.6 million) incurred during the year.

Equity attributable to owners of the parent has increased by $52.2 million from December 31, 2012 to December 31, 2013. This increase in primarily related to the adjustment by $61.5 million to reflect the change in the non-controlling interest’s relative interest in the Limited Partnership, as discussed below, and share-based compensation costs of $2.6 million for the year-ended December 31, 2013. These increases are offset by the net loss and comprehensive loss totaling $11.9 million for the same period.

No distributions or cash dividends were made or declared during the years ended December 31, 2014 and 2013.

Non-controlling interest

Non-controlling interest represents Hebei’s 25% interest in the equity of the Company’s less than wholly-owned affiliate, the Limited Partnership, and is classified as a separate component of equity. On initial recognition, non-controlling interest, which represents Hebei’s $119.9 million contribution into the Limited Partnership, was measured at fair value. Changes in the Company’s ownership interest in the Limited Partnership that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest decreased by $3.1 million during the year ended December 31, 2014 due to the non-controlling interest’s portion of net loss for this period ($4.1 million). This is partially offset by an adjustment of $1.0 million to reflect the non-controlling interest’s portion of the LMM Convertible Note equity component as discussed above.

The carrying amount of non-controlling interest was adjusted by $61.5 million during the year ended December 31, 2013 to reflect the change in the non-controlling interest’s relative interest in the Limited Partnership. The difference between this adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received is recognized directly in equity and attributed to owners of the Company.

Results of Operations and Consolidated Statement of Financial Position for the fiscal year ended December 31, 2013 compared to the fiscal year ended December 31, 2012

Results of Operations

General and administrative expenses

Comparative general and administrative expenses, by nature of expenditure, are summarized below:

	Twelve months ended December 31,
	2013	2012
	$	$

Legal, professional and consulting costs	6,040,838	14,407,218
Salaries, wages and benefits	2,454,737	2,635,686
Share-based compensation	2,133,407	7,391,856
Travel costs	1,032,387	1,059,020
Investor relations costs	983,265	1,352,807
Rent and facilities	454,511	333,390
Other costs	739,757	704,741
	13,838,902	27,884,718

During the year ended December 31, 2013, Alderon’s general and administrative expenses decreased by $14.0 million, as compared to the same period in 2012.

The most significant reason for the decrease is due to transaction costs having been incurred in connection with the closing of the transactions with Hebei in September 2012. Specifically, the Company expensed $4.1 million in financial advisory costs, $4.9 million in finder’s fees and $0.8 million in other professional costs (such as legal and tax advisory fees) in relation to this transaction for the year ended December 31, 2012, as compared to the same period in 2013. In addition, share-based compensation costs were significantly lower ($5.3 million), which in turn is due to the lower degree of vesting associated with stock options granted in prior periods.

Environmental, aboriginal, government and community expenses

EAGC expenses represent any non-general or administrative (i.e. corporate and strategic) activities that have been deemed necessary by management in connection with engaging with relevant aboriginal, governmental and community groups as the Kami Project advances, as well as other costs related to planning and similar initiatives that are required in order to allow the Kami Project to proceed through the environmental assessment process. Typical expenditures reflected in this category include, but are not limited to, employee salaries and benefits (including share-based compensation) of the Company’s environmental and aboriginal affairs and government and community affairs staff, as well as consulting and professional service fees that are directly attributable to underlying functional areas.

EAGC expenses decreased by $6.6 million for the year ended December 31, 2013 as compared to the same period in 2012. This decrease is due to the Company capitalizing EAGC costs that are directly attributable to the Kami Project as of February 1, 2013. Therefore, EAGC costs incurred after February 1, 2013 have been capitalized as development costs and are discussed below.

Exploration and evaluation expenses

Alderon’s accounting policy on exploration and evaluation expenditures is to expense these costs as they are incurred, until such time as the technical feasibility and commercial viability of the extraction of mineral reserves are demonstrated, at which time any further directly attributable pre-production expenditures that give rise to future economic benefits are capitalized. The Company started to capitalize costs that are directly attributable to the Kami Project as of February 1, 2013, which broadly coincides with the release of the Feasibility Study. Pre-production expenditures incurred prior to February 1, 2013 have been recorded in the consolidated statement of comprehensive loss as exploration and evaluation expenses or environmental, aboriginal, government and community expenses.

Comparative exploration and evaluation expenses, by nature of expenditure, are summarized below:

	Years ended December 31,
	2013	2012
	$	$

Engineering study costs	464,069	21,504,998
Share-based compensation	39,912	934,570
Drilling costs	-	10,973,741
Metallurgy costs	-	1,037,450
Geological costs	-	838,983
Geophysical costs	-	778,352
Other costs	-	377,953
	503,981	36,446,047

As noted above, the Company began capitalizing all costs that are directly attributable to the Kami Project as of February 1, 2013. As such, ongoing evaluation and other development activities, which, prior to February 1, 2013, had been expensed in Alderon’s consolidated statement of comprehensive loss, are recorded as additions to mineral properties in Alderon’s consolidated statement of financial position. Details of capitalized development expenditures are provided in the consolidated statement of financial position information discussion below.

Net finance income

During the year ended December 31, 2013, Alderon’s net finance income has increased by $1.6, as compared to the same period in 2012. The increase is primarily related to interest earned on the increase in cash and cash equivalents on hand throughout the year due to the Initial Investment ($1.2 million). In addition the finance costs that were incurred during the year-ended December 31, 2012 on the Note discussed above did not re-occur ($0.4 million).

Income tax recovery

The income tax recovery during the year ended December 31, 2012 was recorded in connection with the renunciation of qualifying expenditures incurred pursuant to Alderon entering into a non-brokered private placement on November 30, 2011, which resulted in the issuances of flow-through shares. The Company recognized $1.1 million during the three-month period ended December 31, 2011, and the $0.2 million was recognized in March 2012. The Company did not issue additional flow-through shares during the year-ended December 31, 2013.

Consolidated statement of financial position information

	As of December 31
	2013	2012
	$	$
Cash and cash equivalents	95,366,039	34,312,316
Restricted cash equivalents	-	10,232,508
Receivables and other current assets	5,082,934	3,449,756
Mineral properties	138,645,822	88,668,710
Long-term advance	20,465,016	10,232,508
Property, plant and equipment	4,265,204	445,483

	As of December 31
	2013	2012
	$	$
Total assets	263,825,015	147,341,281

Total liabilities	14,400,555	6,850,346
Equity attributable to owners of the parent	192,709,547	140,490,935
Non-controlling interest	56,714,913	-
Total liabilities and equity	263,825,015	147,341,281

Cash and cash equivalents

As noted below, cash and cash equivalents increased by $61.1 million, due largely to the completion of the $119.9 million investment in the Limited Partnership by Hebei which was required to maintain its 25% interest in the Limited Partnership, partially offset by the cash used in operating activities, as discussed below.

Mineral properties

	Acquisition costs	Development costs	Share-based compensation costs capitalized	Depreciation capitalized	Total
	$	$	$	$	$

Balance – January 1, 2012	88,668,710	-	-	-	88,668,710
Additions during the period	-	-	-	-	-
Balance – December 31, 2012	88,668,710	-	-	-	88,668,710

Additions during the period	-	49,576,480	386,958	13,674	49,977,112
Balance – December 31, 2013	88,668,710	49,576,480	386,958	13,674	138,645,822

Alderon has started to capitalize development costs incurred in relation to the Kami Project as of February 1, 2013. Components of the additions to development costs from February 1, 2013 up to December 31, 2013 include the following:

$

Consulting and professional costs	42,313,176
Salaries, employment taxes and short-term benefits	3,406,295
Environmental, aboriginal, government and community consulting and professional costs	1,507,573
Travel costs	1,266,244
Information technology and telecom costs	718,919
Share-based compensation costs	386,958
Other costs	377,947
49,977,112

During the year ended December 31, 2013 the Company incurred $50.0 million in development costs that are directly attributable to the Kami Project. Specifically, a total of $43.8 million was incurred on consulting and professional costs. These costs primarily reflect the detailed engineering, planning and procurement services rendered by WorleyParsons in order to transition the Kami Project from the feasibility stage to the development stage, in preparation for the Kami Project’s construction ($27.8 million). These costs also include additional services provided by Stantec ($4.9million) for geotechnical and hydrological investigation, to supplement

WorleyParson’s detailed engineering discussed above. In addition, the Company completely funded Nalcor’s Stage III engineering and assessment related to providing transmission and electrical plant and services associated with supplying electrical power for the Kami Project ($3.4 million). These costs also include $1.5 million in professional services required to support and complete the environmental, aboriginal, government and community initiatives as discussed above.

The results of this work has allowed the Company to advance its procurement of long-lead items and pre-construction activities such that it will be able to commence and complete the construction of the Kami Project once its financing plan is completed.

Development costs will continue to increase significantly once the Company commences construction of the Kami Project.

Long-term advance

The long-term advance relates to the buy-in payment per the Port Agreement. The buy-in payment was payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second was paid on June 28, 2013 using the Company’s previously restricted cash equivalents.

Property, plant and equipment

The increase in property, plant and equipment relates primarily to the Company’s advance of $3.6 million to a supplier for AG milling and ball milling systems.

Liabilities

Liabilities, comprised of trade accounts payable, accrued development costs and other costs, increased by $7.6 million since December 31, 2012. This increase is primarily due to the increase in accrued development costs ($9.2 million), as Alderon was not in the development stage as at December 31, 2012, and due to the remaining provision of $1.2 million for the finder’s fee payable in connection with the transactions with Hebei. These increases are slightly offset by the decreases in accrued evaluation and exploration costs ($1.7 million), as Alderon is no longer completing exploration and evaluation activities on the Kami Project as at December 31, 2013, and accrued salaries and benefits ($0.3 million).

Equity attributable to owners of the parent

Equity attributable to owners of the parent has increased by $52.2 million since December 31, 2012. This increase in primarily related to the adjustment by $61.5 million to reflect the change in the non-controlling interest’s relative interest in the Limited Partnership, as discussed below, and share-based compensation costs of $2.6 million for the year-ended December 31, 2013. These increases are offset by the net loss and comprehensive loss totaling $11.9 million for the same period. No distributions or cash dividends were made or declared during the years ended December 31, 2013, 2012 and 2011.

Non-controlling interest

Non-controlling interest represents Hebei’s 25% interest in the equity of the Company’s less than wholly-owned affiliate, the Limited Partnership, and is classified as a separate component of equity. On initial recognition, non-controlling interest, which represents Hebei’s $119.9 million contribution into the Limited Partnership, was measured at fair value. Changes in the Company’s ownership interest in the Limited Partnership that do not result in a loss of control are recorded as equity transactions. As a result, the carrying amount of non-controlling interest was adjusted by $61.5 million to reflect the change in the non-controlling interest’s relative interest in the Limited Partnership. The difference between this adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received is recognized directly in equity and attributed to owners of the Company.

5.B.           Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2014, the Company had cash and cash equivalents of $21.4 million, as compared to $95.4 million as of December 31, 2013 ($34.3 million as of December 31, 2012), and a working capital surplus (total current assets less total current liabilities) of $37.7 million, as compared to $86.0 million as of December 31, 2013 ($41.1 million as of December 31, 2012).

As discussed under “5.A. Operating Results”, changes in cash and cash equivalents during the years ended December 31, 2014, 2013 and 2012 were most impacted by the net cash used in investing activities relating to additions to mineral properties, deposits made on equipment and issuances of letters of credit. In addition, changes in cash and cash equivalents during the years ended December 31, 2014, 2013 and 2012 were impacted by operating expenditures. For the year ended December 31, 2014, these uses of cash were slightly offset by net cash proceeds received in connection with financing activities discussed above with respect to the LMM Convertible Note. For the years ended December 31, 2013 and 2012, these uses of cash were offset by net cash proceeds received from the financing activities with LMM and Hebei discussed under “Item 4.B Business Overview - General Development of Business – Three Year History – Year Ended December 31, 2012 Developments” and “Item 4.B Business Overview - General Development of Business – Three Year History – Year Ended December 31, 2013 Developments – Closing of Limited Partnership Funding by Hebei.”

The impacts of all the activities noted above are summarized below.

	Year ended December 31,
	2014	2013	2012
	$	$	$
Net cash used in operating activities	(7,193,308)	(26,065,787)	(72,088,239)
Net cash (used in) from investing activities	(88,399,828)	(32,806,783)	(10,432,640)
Cash flows from financing activities:
Proceeds received on the issuance of convertible debt, net of transaction costs	21,670,000	-	-
Proceeds received following the issuance of units of the Limited Partnership to Hebei	-	119,926,293	-
Proceeds from private placement issuance of Common Shares, net of cash transaction costs	-	-	107,418,488
Proceeds from the exercise of warrants	-	-	1,070,683
Proceeds from the exercise of stock options	-	-	584,091
Net cash provided by financing activities	21,670,000	119,926,293	109,073,262

Net change in cash and cash equivalents	(73,923,136)	61,053,723	26,552,383

Cash and cash equivalents at the beginning of the period	95,366,039	34,312,316	7,759,933

Cash and cash equivalents at the end of the period	21,442,903	95,366,039	34,312,316

Cash used in operating activities represents our net loss and excludes the impact of any non-cash transactions, such as the recording of share-based compensation costs (which amounted to $0.5 million, $2.2 million and $9.0 million during the years ended December 31, 2014, 2013 and 2012, respectively). Additionally, net cash used in operating activities reflects any changes in components of working capital, such as receivables and payables, which fluctuate in a manner that does not necessarily reflect predictable patterns for the overall use of cash, the generation of which depends almost entirely on sources of external financing to fund our evaluation and development initiatives and other expenses.

Cash used in investing activities primarily represents cash development costs that have been capitalized, increases in restricted short-term investments and advances made to suppliers of equipment. These costs are directly attributable and give rise to future economic benefits for the Kami Project.

As at December 31, 2014, $13.0 million of cash is held by the Limited Partnership which is the remaining amount of the Initial Investment. Under the terms of the agreements with Hebei, Alderon has agreed that the proceeds from the Hebei Initial Investment would be used solely for Kami Project related expenditures. As a result, Alderon is restricted from transferring this cash from the Limited Partnership to the parent company (Alderon Iron Ore Corp.). Currently this restriction does not have an effect on Alderon’s ability to meet its short- to medium-term obligations as Alderon held $8.4 million of cash as at December 31, 2014; however, Alderon will need to obtain additional financing at the parent company level in the future. See below under “– Financial instruments and risk management – Liquidity risk” and above under “Item 3.D Risk factors”.

To date, the Company has not recorded any revenues from operations, has no source of operating cash flow and no assurance that additional funding will be available to it for further development of the Kami Project. The Company has $21.4 million in cash and cash equivalents. The Company currently does not have sufficient financial resources to cover all of its planned commitments for the coming year and as a result, it has split its purchase orders for equipment into two phases, engineering and manufacturing. Advances for engineering have been paid in full while commitments for manufacturing and fabrication estimated at $7.6 million for 2015 and $22.6 million for 2016, remain contingent upon the Company issuing to its suppliers a notice to proceed following successful completion of its financing plan.

In addition, the Company is committed to paying its net amounts payable ($8.2 million), as at December 31, 2014, necessary general and administrative costs through 2015 which are projected at approximately $7.0 million over the next twelve months, and $1.5 million in contractual obligations as at December 31, 2014 (in relation to the interest on the LMM Convertible Note and operating lease obligations).

The Company could be required to advance up to $44.0 million to NLH as of a date to be determined to support continued construction of the New Transmission Line by the utility. However, as discussed in “Item 4.B Business Overview - General Development of Business – Three Year History – Developments for the Year Ended December 31, 2014 – Power Supply for the Kami Project”, NLH has halted construction of the New Transmission Line. Construction of the remaining portion of the New Transmission Line will proceed once the Company secures its project financing for the Kami Project.

Despite the actions taken by the Company, these conditions and events indicate material uncertainties that cast doubt upon the Company’s ability to continue as a going concern. The Company has plans in place and is seeking to arrange the necessary funds in order to cover these obligations. While the Company has been successful in the past in obtaining necessary funds on terms acceptable to the Company, there is no assurance that such funds will be available in the future. If management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than amounts reflected in the consolidated financial statements.

As discussed in “Item 4.B Business Overview - General Development of Business – Three Year History –Outlook.”, the Company does not currently have sufficient resources to fund the construction of the Kami Project. In order to obtain the necessary funds the Company plans to conclude the Senior Debt Facility and issue equity instruments as discussed further in the section below. The Company will not be able to commence the construction of the Kami Project until the funds are obtained.

Financial Instruments

At December 31, 2014, our financial instruments are comprised of cash and cash equivalents, restricted short-term investments, receivables, payables and accrued liabilities, amounts due to related parties and convertible debt.

The carrying values of the Company’s cash and cash equivalents, restricted short-term investments, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market. The determination of fair value of the convertible debt as at December 31, 2014 is based on a discounted cash flow model using the current market interest rate that the Company could have obtained for a similar secured loan without a conversion option.

The fair values of the Company’s financial assets and liabilities, together with the carrying values included in the balance sheet, as of December 31, 2014 are presented below.

December 31, 2014	Carrying value	Fair value
	$	$
Financial assets
Cash and cash equivalents	21,442,903	21,442,903
Restricted short-term investments	22,202,011	22,202,011
Receivables	582,951	582,951
Financial liabilities
Payables and accrued liabilities	(8,602,481)	(8,602,481)
Due to related parties	(614,561)	(614,561)
Convertible debt	(18,852,378)	(16,955,000)
	16,158,445	18,055,523

Restricted short-term investments represent short-term investments deposited with the Company’s bank to guarantee letters of credit issued in the course of the Company’s development activities. In order to issue the restricted short-term investments, the Company issued the LMM Convertible Note.

Commitments and Contingencies

In connection with the 2010 purchase from Altius of the Kami Property, Alderon committed to paying Altius a 3% gross royalty on iron ore concentrate that is generated from the Kami Project.

Part of Alderon’s strategy to source the long-lead mining and processing equipment in sufficient time to adhere to the Kami Project’s schedule, the Company has negotiated contracts with suppliers in relation to the purchase of equipment. As at December 31, 2014, payments of $31.6 million remain to be paid on the equipment for contracts entered into and approximately $30.2 million of this amount is contingent on confirmation by the Company of notice to proceed with fabrication of this equipment.

Including the commitments and contractual obligations discussed above, the Company has the following known commitments as at December 31, 2014:

		Payments due in:
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	$	$	$	$	$
Equipment	31,560,000(1)	18,600,000	18,500,000	-	-
Convertible debt(2)	30,450,000	985,000	3,800,000	25,665,000	-
Operating lease obligations	790,000	510,000	280,000	-	-
Totals	62,800,000	20,995,000	22,387,822	25,665,000	-

(1)	Approximately $30.2 million of this amount is contingent on confirmation by the Company of notice to proceed with fabrication of this equipment.
(2)
The convertible debt is convertible as of February 23, 2015. The principal amount and any accrued but unpaid interest, become convertible at Liberty’s option into the Company’s common shares at a conversion price equal to $2.376 per common share.

Under the terms of the NLH Security Agreement, the Company has agreed to provide an additional $44.0 million in security deposits to NLH. At this point, the Company does not know the timing of these security deposits.

5.C.           Research and Development, Patents and Licenses, etc.

Alderon is a development stage mining company and does not engage in conventional research and development.  Alderon has not incurred research and development expenses or adopted research on development policies within the last three fiscal years.

5.D.           Trend Information

While the Company does not have any producing mines it is directly affected by trends in the metal industry, in particular the price of iron ore.  At the present time global metal prices are extremely volatile.  Iron ore prices, driven by rising global demand, climbed  dramatically  and  approached  near  historic  highs  over  the  past  several  years.    These prices have declined significantly since these recent highs.

Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in liquidity are substantially determined by the success of the Company’s financing plan.

The Company’s financial assets and liabilities generally consist of cash and cash equivalents, short-term investments, receivables, deposits, accounts payable and accrued liabilities and loans payable, some of which are denominated in foreign currencies including United States dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies.

5.E.           Off-Balance Sheet Arrangements

Not applicable.

5.F.           Tabular Disclosure of Contractual Obligations

See “Item 5.B Liquidity and Capital Resources – Commitments and Contingencies.”

5.G.           Safe Harbour

The Company seeks safe harbor for its forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.           Directors and Senior Management

The Board of Directors presently consists of ten directors, eight of whom were elected at the Company’s annual general meeting of shareholders held on July 29, 2014 and two of whom were appointed as Directors on November 12, 2014.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors.

The following is a list of the Company’s directors and senior management as at December 31, 2014:

Name	Position
Mark J. Morabito	Executive Chairman and Director
Tayfun Eldem	Chief Executive Officer, President and Director
John A. Baker, Q.C. 3	Director
Brian F. Dalton	Director
David J. Porter 1,2,3	Director
Lenard F. Boggio 1,2,4	Director
Adrian Loader 1,4	Director
Ian Ashby 4	Director
Wang Jinhui	Director
Liu Jian	Director
Brian Penney	Chief Operating Officer
Bernard Potvin	Executive Vice President, Project Development
William Heath	Executive Vice President, Human Resources
Olen Aasen	General Counsel and Corporate Secretary
Evelyn Cox	Vice President, Corporate Communications
Xinneng (David) Li	Vice President, Asia-Pacific Affairs
Anthony Glavac	Interim Chief Financial Officer

1   Member of Audit Committee.
2   Member of Compensation Committee.
3   Member of Nominating and Corporate Governance Committee.
4   Member of Project Oversight Committee

Set forth below are brief descriptions of business experience and education of the Company’s directors and senior management:

Mark J. Morabito, Executive Chairman and Director.   Mr. Morabito has been a director of the Company since December 15, 2009 and Executive Chairman since September 7, 2011.  He also served as the Company’s Chief Executive Officer and President from March 3, 2010 to September 7, 2011.  Mr. Morabito is also the founder, Chief Executive Officer and director of King & Bay West, a private company which specializes in identifying, funding, developing and managing resource-based opportunities, with a special interest in the junior mining sector.

Mr. Morabito has over 15 years’ experience in public markets with a strong focus on junior mining with extensive experience in capital-raising and corporate development.  Mr. Morabito serves on the board of directors of Excelsior Mining Corp. and Roughrider Exploration Limited..  Mr. Morabito graduated from Simon Fraser University in Vancouver, British Columbia with a B.A. in 1990 and completed his J.D. at the University of Western Ontario in London, Ontario in 1993.

Tayfun Eldem, Chief Executive Officer, President and Director.   Mr. Eldem has held the position of the Company’s  President and CEO since September 7, 2011 and was appointed a director on September 30, 2011.  Prior to joining the Company, Mr. Eldem worked for the Iron Ore Company of Canada (“IOC”) for over 20 years, including three years as a Director. During this period, Mr. Eldem held many senior roles including Vice President, Operations (COO) and Vice President, Expansion Projects & Engineering.  Before leaving IOC, Mr. Eldem was accountable for the development and delivery of a nearly $2.0 billion program of green and brown fields expansion projects. Prior to his Projects role, Mr. Eldem was responsible for all of IOC’s Operations including the mine, process plants, rail and port facilities. Mr. Eldem led a team of about 2,000 to deliver two consecutive years of record annual material movement at the mine and record ore processing through the concentrator while driving many of the improvements in safety and environmental performance across the business.

Mr. Eldem also serves on the board of directors and is Chairman of Mason Graphite Inc.   Mr. Eldem holds a Bachelor of Engineering degree from Dalhousie University along with Operations & Strategic Management Certificates from Richard Ivey School of Business and London Business School.

John A. Baker, Q.C., Director.  Mr. Baker is currently the Executive Chairman and a Director of Altius Minerals. From 1976 to the fall of 2014, Mr. Baker was a securities lawyer, ultimately becoming a senior partner of McInnes Cooper LLP (formerly Ottenheimer Baker), a leading Atlantic Canada law firm and carried on an extensive mining, securities, and corporate/commercial practice.  Mr. Baker’s history of public company, community and volunteer directorships is considerable. Mr. Baker's volunteer contributions have been recognized with the Queen's Golden Jubilee Medal, the Canadian Bar Association Award for Distinguished Public Service and a Paul Harris Fellowship by Rotary International. He has been named "St. John's Corporate Lawyer of the Year" by the respected peer review publication Best Lawyers.

He obtained his Bachelor of Laws from Dalhousie University in 1976.

Brian F. Dalton, Director.   Since 1997, Mr. Dalton has served as the President and Chief Executive Officer and a director of Altius Minerals, which he co-founded, in 1997. An entrepreneur in the mining industry, Mr. Dalton built a successful group of private mineral exploration and exploration service companies prior to co-founding Altius Minerals. Mr. Dalton served as a Non-Executive Director of Rambler Metals & Mining Plc from March 25, 2005 to October 13, 2011. He serves as a Member of the Board of Regents of Memorial University, in St. John’s Newfoundland and Labrador, and is an active member of various industry organizations.

David J. Porter, Director.  Mr. Porter is a Senior Executive/Management Consultant in private practice.  From 1992 to 2009, Mr. Porter held various executive officer positions with The Iron Ore Company of Canada, including Vice-President Administration in 2008 and Vice-President Human Resources and Organization Effectiveness from 1996-2007

Mr. Porter also serves as director of Black Iron Inc. Mr. Porter received his Bachelor of Commerce degree from Laurentian University, Ontario in 1975 and completed the Executive Leadership Program at Duke University, North Carolina in 2005.

Lenard F. Boggio, Director.  Mr. Boggio was a Partner with PricewaterhouseCoopers LLP (“PWC”) and its predecessor firm Coopers & Lybrand from 1988 until his retirement from PwC in May 2012. During that time, he was Leader of the B.C. Mining Group of PwC, a senior member of PwC’s Global Mining Industry Practice and an audit practitioner for publicly listed Canadian, U.S. and U.K. mineral resource and energy clients. The scope of his clients' activities included exploration, development and production stage operations in the Americas, Africa, Europe and Asia.

Mr. Boggio also serves on the board on the board of directors of Great Western Minerals Group Ltd., Pure Gold Mining Inc., Polaris Materials Corporation, Sprott Resources Corp. and Rio Cristal Resources Corporation.

Mr. Boggio holds a Bachelor of Arts and Bachelor of Commerce from the University of Windsor, Ontario, he has been a member of the Institute of Chartered Accountants of British Columbia since 1985 and was awarded the Fellow Chartered Accountant designation for distinguished service to the accounting profession and the community in 2007. Mr. Boggio earned his CPA designation in Illinois in 1999 and is a Member of the State Boards of Accountancy in Illinois and Washington State.

Adrian Loader, Director.  Mr. Loader is a Senior Executive who spent 35 years working for the Royal Dutch Shell Group (“Shell”), including most recently as President and CEO of Shell Canada.  Prior to his role with Shell Canada, Mr. Loader was Director of Strategy and Business Development and Director of Strategic Planning, External Affairs, HSE and Sustainable Development for Shell.  During his tenure with Shell, Mr. Loader led the merger and acquisition activity and was responsible for strategic direction, scenarios, competitive intelligence and planning.

Mr. Loader also serves on the board of directors of Oracle Coalfields plc, Hocim Ltd. and Sherritt International Corporation.  He is also the Chairman of Oracle Coalfields plc.   Mr. Loader graduated from the University of Cambridge with a Masters of Arts.

Ian Ashby, Director.  Mr. Ashby worked 25 years for BHP Billiton, the world’s largest diversified resource company.  During his time with BHP Billiton, Mr. Ashby held many senior roles including Chief Operating Officer, Base Metals, Chief Operating Officer, Western Australia Iron Ore and lastly President, Iron Ore from 2006 to 2012.  As President, Iron Ore, Mr. Ashby was responsible for global strategy development and execution, and operations and project development for the Iron Ore business.  He was accountable for the largest and most profitable business within BHP Billiton and was instrumental in expanding the business to almost twice its capacity during his tenure.

Mr. Ashby also serves on the board of directors of Nevsun Resources Ltd.  He holds a Bachelor of Engineering in Mining from the University of Melbourne, Australia.

Liu Jian, Director.  Mr. Liu is the Chairman and General Manager of Hebei Iron and Steel Group International Trade Corp.  He has over 24 years of experience in the steel industry and has held positions in operations and project management, as well as in foreign joint venture cooperation.  Prior to joining Hebei, Mr. Liu was the Vice President and Director of Tangsteel Group Co., Ltd.

Mr. Liu holds a Master’s Degree in Industrial Electrical Automation.

Wang Jinhui, Director.  Mr. Wang Jinhui is the President of Hebei Iron and Steel Group International Holding (Canada) Co. Ltd.  Mr. Wang brings with him vast experience in engineering, project management, import and export trading and investment management.  Prior to joining Hebei, Mr. Wang worked for Hanbaosteel in the Purchase and Sales Department.  Mr. Wang is an Engineer with a PhD in Mechanical Design.

Brian Penney, Chief Operating Officer.  Mr. Penney has over 20 years of experience in the mining sector with extensive operating experience in iron ore.  Mr. Penney was appointed Chief Operating Officer in April 2013 and previously served as the Company’s Chief Operating Officer from May to December, 2011.  Prior to that, Mr. Penney spent 15 years with the Iron Ore Company of Canada and held several senior roles including General Manager of all Processing facilities and General Manager of Mining Operations. Outside of iron ore, Mr. Penney has led milling operations with gold mines in the Northwest Territories and eastern Canada. Most recently Mr. Penney held operating roles with several junior mining companies, including President and CEO of Ridgemont Iron ore and COO of Capex Iron Ore Ltd.

Mr. Penney is also on the board of directors of Coastal Gold Corp. and Cap-Ex Iron Ore Ltd.  Mr. Penney is a professional engineer, graduating from the Technical University of Nova Scotia with a degree in Metallurgy.

Bernard Potvin, Executive Vice President, Project Execution.   Mr. Potvin has over 37 years of experience in mining and processing operations and brings substantial expertise in engineering, maintenance, project development and construction. Throughout his career Mr. Potvin has held senior roles at Quebec Cartier Mining, Reynolds Metals, Alcoa and IOC.. During his tenure at IOC, Mr. Potvin held the role of General Manager of Expansion Projects, successfully managing green and brown field expansion projects in Labrador City and Sept Îles. Mr. Potvin has extensive project management experience in iron ore and aluminum, and has executed a number of successful projects in excess of $1 billion.

Mr. Potvin holds a Mechanical Engineering Degree from Laval University.

William Heath, Executive Vice President, Human Resources.   Mr. Heath has more than thirty years of administrative and operational experience in heavy industry, with the most recent twenty years being focused on the mining industry.  Mr. Heath was Vice President, Human Resources for Royal Oak Mines and then held a number of successively more senior positions within Breakwater Resources Ltd., culminating in his role as Executive Vice President and President of a number of Breakwater’s subsidiary companies.  Since leaving Breakwater Resources in 2009, Mr. Heath has successfully operated his own consulting firm and has served a number of clients in the mining industry as well as other industries such as health care and waste management.  During Mr. Heath’s mining career he has been involved with or overseen a number of projects including mine startups, closures and acquisitions.

Mr. Heath holds a BA from McMaster University and an MBA from the University of Windsor

Olen Aasen, General Counsel and Corporate Secretary.  Mr. Aasen has served as General Counsel and Corporate Secretary of the Company since September 2012.   Mr. Aasen is a practicing corporate and securities lawyer.   Since February 2011, Mr. Aasen has served as Executive Vice President and General Counsel at King & Bay West providing legal, business and advisory services to the public companies in the King & Bay West group.  Prior to joining King & Bay West, Mr. Aasen spent five years as an associate in the securities and business law group Blake, Cassels & Graydon LLP where he gained significant experience with respect to public companies, capital markets, securities laws and the natural resources sector.

Mr. Aasen obtained his J.D. from the University of British Columbia and is a member of the British Columbia Bar. Before attending law school, Mr. Aasen did his undergraduate studies in the finance program at the University of British Columbia’s Sauder School of Business.

Evelyn Cox, Vice President, Corporate Communications.  Ms. Cox brings over 13 years of experience in the public markets within the mineral exploration sector. Prior to joining the Company in December 2013, Ms. Cox was Executive Vice President, Corporate Communications at King & Bay West from January 2010. Through her association with King & Bay West, Ms. Cox has been involved with the Company since its acquisition of the Kami Project at the end of 2009.

Ms. Cox also serves on the board of directors of Logan Resources Ltd. and Golden Raven Resources Ltd. Ms. Cox received her BSc (Honours) in Geology from the University of British Columbia and has completed the Economic Guidelines for Mineral Exploration Course at Queen's University.

Xinneng (David) Li, Vice President Asia-Pacific Affairs.  Mr. Li has over 20 years of international project and financial management and corporate development experience.  He worked as the CFO of Selwyn Chihong Mining Ltd., where he managed accounting, finance activities and fund raising for a large zinc and lead project in Canada.  Previously, he was the Asia Finance Controller for a US based manufacturing company in China and Director of Strategic Planning for Trina Solar, a NYSE listed public company. He also held various managerial roles in Bunge Ltd., a NYSE listed public company and Cargill’s investment holding company in Beijing.

Mr. Li holds an MBA from Thunderbird School of Global Management in Arizona, USA and a Ph.D. in engineering from Beijing University of Aeronautics and Astronautics in Beijing, China.

Anthony Glavac, Interim Chief Financial Officer.  Mr. Glavac was appointed Interim Chief Financial Officer of the Company in December 2014.  Mr. Glavac joined the Company in March 2012 in the role of Senior Manager, Financial Reporting.  During this time he was responsible for overseeing the Company’s internal and external financial reporting processes, as well as preparing the Company’s budgets. Prior to joining the Company, Mr. Glavac spent thirteen years at KPMG LLP, most recently as a Senior Manager in Audit. During his time at KPMG LLP, he provided accounting, tax and advisory services to many of the public and private businesses, not-for-profit, and public sector organizations in Canada. He worked on various engagements such as financial statement audits and due diligence projects for a diversified clientele, including public and private mining, exploration and development corporations.

Mr. Glavac is a CPA, CA and earned his graduate diploma in Public Accountancy and a Bachelor of Commerce degree from McGill University.

Family Relationships

There are no family relationships between any of the Directors or senior management.

Arrangements

Other than as set out below, there are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company:

Messrs. Baker and Dalton are directors and officers of Altius Minerals which beneficially owns, directly or indirectly through its subsidiaries, a total of 32,869,006 Common Shares. Messrs. Baker and Dalton are also nominees of Altius which has a contractual right to appoint up to three director nominees to the Board of Directors. While Altius holds Common Shares which exceed 20% of the Common Shares outstanding, it has the right to appoint three director nominees. While Altius holds Common Shares which exceed 10% of the Common Shares outstanding, it has the right to appoint one director nominee.

Messrs. Liu and Wang are officers of subsidiaries of Hebei.  Hebei, through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., is the beneficial owner of 25,858,889 Common Shares. Messrs. Liu and Wang are also nominees of Hebei which has a contractual right to appoint up to two director nominees to the Board of Directors. For so long as Hebei owns directly or indirectly, 17.0% or more of the Common Shares, Hebei shall be entitled to designate two nominees for election or appointment to the Board of Directors and for so long as Hebei owns directly or indirectly, less than 17.0% of the Common Shares but 7.5% or more of the Common Shares, Hebei shall be entitled to designate one nominee for election or appointment to the Board of Directors.

LMM beneficially owns, directly or indirectly a total of 18,797,454 Common Shares.  LMM has a contractual right to appoint one director nominee to the Board of Directors provided that LMM holds at least 7.5% of the Common Shares, on a fully diluted basis but excluding any Common Shares issued after January 11, 2012 pursuant to any equity compensation plan of the Company.  Currently, there are no LMM nominees on the Company’s board of directors.

6.B.           Compensation

Compensation of Executive Officers

For the purposes of this Annual Report:

“executive officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)           a chair, vice-chair or president of the Company;
(b)           a chief executive officer or chief financial officer of the Company;
(c)	a vice-president of the Company in charge of a principal business unit, division or function including sales, finance or production; or
(d)	performing a policy-making function in respect of the Company.

 “Named Executive Officer” means each of the following individuals:

(a)	the CEO;
(b)	the CFO;
(c)
each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

For the purposes of this Annual Report, the following executive officers are the Named Executive Officers for the year ended December 31, 2014:

1.           Mark J. Morabito, Executive Chairman;
2.           Tayfun Eldem Chief Executive Officer and President;
3.           François Laurin, Chief Financial Officer;
4.           Brian Penney, Chief Operating Officer;
5.           Bernard Potvin, Executive VP, Project Delivery; and
6.           Anthony Glavac, Interim Chief Financial Officer

The following table sets out the compensation information for the fiscal year ended December 31, 2014, for the Company’s Named Executive Officers.

		Annual Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Deferred Share Units (DSIs) (#)	Price per DSU ($)	Total DSU Value ($)	Securities Under Options Granted (#)	Option Exercise Price ($)	Option Expiration Date
Mark J. Morabito 1 Executive Chairman	2014	--	--	500,000	--	--	--	--	--	--
Tayfun Eldem 1 CEO & President	2014	397,837	--	--	--	--	--	--	--	--
Brian Penney COO	2014	284,750	--	--	--	--	--	--	--	--
François Laurin 2 CFO	2014	301,500	--	--	--	--	--	--	--	--
Bernard Potvin EVP, Project Execution	2014	262,750	--	--	--	--	--	--	--	--
Anthony Glavac 3 Interim CFO	2014	175,000	--	--	--	--	--	--	--	--
1	Messrs. Morabito and Eldem are also directors of the Company but did not receive any compensation in the roles as directors for the fiscal year ended December 31, 2014.
2              Mr. Laurin resigned as Chief Financial Officer on December 19, 2014.
3              Mr. Glavac was appointed as Interim Chief Financial Officer on December 19, 2014.

Employment and Consulting Agreements for Named Executive Officers

For the purposes of the consulting or employment agreements:

•
A “Change of Control” is defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act) of: (1) shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast at a meeting of the shareholders of the Company;  (2) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or (3) more than 50% of the material assets of the Company, including the acquisition of more than 50% of the material assets of any material subsidiary of the Company.

•
“Good Reason” means without the employee’s written consent, the occurrence of any of the following circumstances: (i) reduction by the Company in the employee’s base salary; (ii) the failure of the employee to be appointed or re-appointed to the employee’s position with the Company; (iii) a material diminution in the employee’s duties or the assignment to the employee of any duties inconsistent with his position and status with the Company, provided however that in the event of a Change of Control, the mere fact that the Company ceases to be publicly traded or becomes a subsidiary of another corporation shall not constitute Good Reason; (iv) a change in the employee’s reporting relationship such that the Employee no longer reports directly to his current supervisor; or (v) a relocation of place of work.

Mark J. Morabito

MJM Consulting Corp. (“MJM”) has an agreement, as amended and restated on June 19, 2014, with the Company pursuant to which MJM provides the services of Mr. Morabito to provide management and operational consulting services to the Company in the capacity of Executive Chairman of the Company. During the year ended December 31, 2014, the base fees for Mr. Morabito’s services are $41,667 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 100% of the annual base fees plus applicable tax.

This agreement may be terminated at any time prior to September 30, 2015 (or September 17, 2017 if certain conditions set out in the agreement are met) by making a payment to MJM that is equivalent to the base fees remaining to be paid under the term of this agreement in the form of a lump sum payment within thirty (30) days of the termination date. However, in the event that there is a Change of Control of the Company, either the Company or MJM will have one year from the date of such Change of Control to elect to have the MJM’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to MJM that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to MJM in the 36 months prior to the Change of Control.

Tayfun Eldem

Mr. Eldem acts as the President & Chief Executive Officer of the Company pursuant to an employment agreement dated December 1, 2013.  During the year ended December 31, 2014, the base salary for Mr. Eldem’s services were $33,153 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 75% of the annual base salary.

The term of the employment agreement shall continue until terminated.  The employment agreement may be terminated at any time by the Company without cause by making a payment to Mr. Eldem that is equivalent to (i) twelve (12) months base salary, plus (ii) an additional month of base salary for each completed year of service, plus (iii) a prorated bonus covering the combined notice periods outlined in (i) and (ii) using 100% of Mr. Eldem’s targeted bonus for the year of termination. In addition, Mr. Eldem’s benefits will be continued until the earlier of the date he commences employment with a new employer and 12 months from termination.  However, in the event that there is a Change of Control of the Company and within one year from the date of such Change of Control either (i) the Company terminates Mr. Eldem’s employment agreement or (ii) Mr. Eldem resigns from his employment with the Company for Good Reason, the Company will be obliged to make a lump sum termination payment to Mr. Eldem that is equivalent to 36 months base salary plus an amount that is equivalent to all cash bonuses paid to Mr. Eldem in the 36 months prior to the Change of Control.

François Laurin

On June 6, 2013, the Company entered into an employment agreement with François Laurin, whereby Mr. Laurin agreed to act in the capacity of Chief Financial Officer of the Company.  During the year ended December 31, 2014, the base salary for Mr. Laurin’s services was $25,125 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 50% of the annual base salary. Mr. Laurin resigned as Chief Financial Officer on December 19, 2014 and his employment agreement was terminated.

Brian Penney

On April 1, 2013, the Company entered into an employment agreement with Brian Penney, whereby Mr. Penney agreed to act in the capacity of Chief Operating Officer of the Company.  During the year ended December 31, 2014, the base salary for Mr. Penney’s services was $23,729 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 50% of the annual base salary.

The term of the employment agreement shall continue until terminated.  The agreement may be terminated at any time by the Company without cause by making a payment to Mr. Penney that is equivalent to twelve (12) months base salary.  However, in the event that there is a Change of Control of the Company and within one year from the date of such Change of Control either (i) the Company terminates Mr. Penney’s employment agreement or (ii) Mr. Penney resigns from his employment with the Company for Good Reason, the Company will be obliged to make a lump sum termination payment to Mr. Penney that is equivalent to 36 months base salary plus an amount that is equivalent to all cash bonuses paid to Mr. Penney in the 36 months prior to the Change of Control.

Bernard Potvin

On October 26, 2011 the Company entered into an employment agreement with Bernard Potvin, whereby Mr. Potvin agreed to act in the capacity of Executive Vice President, Project Delivery of the Company.  During the year ended December 31, 2014, the base salary for Mr. Potvin’s services was $21,895 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the minimum amount of 50% of the annual base salary.

The term of the employment agreement shall continue until terminated.  The agreement may be terminated at any time by the Company without cause by making a payment to Mr. Potvin that is equivalent to six (6) months base salary.  However, in the event that there is a Change of Control of the Company, either the Company or Mr. Potvin will have one year from the date of such Change of Control to elect to have the Mr. Potvin’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Mr. Potvin that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Potvin in the 36 months prior to the Change of Control.

Anthony Glavac

On May 27, 2012, the Company entered into an employment agreement with Anthony Glavac whereby Mr. Glavac agreed to act in the capacity of Senior Manager of Financial Reporting of the Company.  On December 19, 2014, the May 27, 2012 employment agreement was amended and restated pursuant to which Mr. Glavac agreed to act as Interim Chief Financial Officer for a period of up to one month after a new chief financial officer of the Company is appointed (the “New CFO Date”), after which Mr. Glavac will revert to his previous role as Senior Manager of Financial Reporting of the Company. Pursuant to the terms of Mr. Glavac’s amended and restated employment agreement, he receives a base salary of $14,583 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 50% of the annual base salary.

The term of the employment agreement shall continue until terminated.  The agreement may be terminated at any time by the Company without cause by providing Mr. Glavac with “reasonable notice” or pay in lieu of notice or any combination of written notice and pay in lieu of notice.  However, in the event that there is a Change of Control of the Company, and either (i) the Employer terminates the Employee without cause within one year from the date of such Change in Control or (ii) (A) if the date of the Change of Control occurs before the New CFO Date (as defined in the employment agreement), the Employee resigns for Good Reason within one year from the date of such Change in Control, or (B) if the date of the Change of Control occurs on or after the New CFO Date, the Employee resigns for any reason within one year from the date such Change of Control, then the Employer shall, within 30 days of such termination event, make a lump sum termination payment to the Employee that is equivalent to 12 months base salary in effect on the date of the Change of Control plus an amount that is equivalent to all cash bonuses paid to the Employee in the 12 months prior to the Change in Control.

Post-Employment Compensation

Change of Control

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in the event of a Change of Control in accordance with the termination provisions described above:

Name(1),(2)	Mark Morabito	Tayfun Eldem	Brian Penney	Bernard Potvin	Anthony Glavac
Severance Entitlement	36 months plus actual bonuses paid in prior 36 months	36 months plus actual bonuses paid in prior 36 months	36 months plus actual bonuses paid in prior 36 months	36 months plus actual bonuses paid in prior 36 months	12 months plus actual bonuses paid in prior 12 months
Severance Period	36 months	36 months	36 months	36 months	12 months
Severance Payment (Salary/ Fee Portion)	$1,500,000.00	$1,193,512.50	$854,250.00	$788,250.00	$175,000.00
Severance Payment (Bonus Portion)	$1,524,450.00	$929,450.00	$96,600.00	$241,500.00	$55,000.00
Unvested Stock Options(3)	--	--	--	--	--
Benefits(4)	--	$21,573.84	$18,212.16	$21,121.86	$5,275.26
TOTALS	$3,024,450.00	$2,144,536.34	$969,062.16	$1,050,871.86	$180,275.26

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (December 31, 2014).
(2)	Mr. Laurin resigned as Chief Financial Officer on December 29, 2014 and no amounts were paid to him as severance.
(3)
Subject to any resolution of the Board of Directors, if there is a Change of Control, all stock options vest immediately prior to such Change of Control. This calculation is based on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2014, being $0.39 per share.

(4)	This amount includes health and medical plan premiums.

Termination Without Cause

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in the event of a termination without cause in accordance with the termination provisions described above:

Name(1),(2)	Mark Morabito	Tayfun Eldem	Brian Penney	Bernard Potvin	Anthony Glavac(3)
Severance Entitlement	Remaining term of agreement to September 30, 2015	15 months plus prorated target bonus for the notice period	12 months	6 months	--
Severance Period	9 months	15 months	12 months	6 months	--
Severance Payment (Salary/ Fee Portion)	$375,000.00	$497,296.88	$284,750.00	$131,375.00	--
Severance Payment (Bonus Portion)	--	$372,972.66	--	--	--
Unvested Stock Options(4)	--	--	--	--	--
Benefits(5)	--	$8,989.10	$6,070.72	$3,520.31	--
TOTALS	$375,000.00	$879,258.63	$290,820.72	$134,895.31	--

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (December 31, 2014).
(2)	Mr. Laurin resigned as Chief Financial Officer on December 29, 2014 and no amounts were paid to him as severance.
(3)	Mr. Glavac does not have a fixed termination without cause notice provision in his employment agreement.
(4)	There is no acceleration of vesting on a termination without cause.
(5)	This amount includes health and medical plan premiums.

Deferred Share Unit Plan

On September 23, 2014, the Board of Directors adopted the DSU Plan, for the benefit of its Directors and Management Members (as defined in the DSU Plan). The goal of the DSU Plan is to better align the interests of the Directors and Management Members with those of the shareholders of the Company and facilitates the voluntary deferral of the recognition of compensation in a manner that complies with the Income Tax Act (Canada).

Under the terms of the DSU Plan, Directors are entitled to elect to receive all or part of their annual retainer as Board member in DSUs and Management Members are entitled to elect to receive all or part of their annual cash bonus, if any, in DSUs.  For the purposes of this section, Directors’ annual retainers and Management Members’ annual cash bonuses are referred to as “Annual Remuneration”. Notwithstanding any election by a Director or Management Member under the DSU Plan, the Company’s Compensation Committee may, in its sole discretion, decline to award DSUs in respect of a Director’s or Management Member’s Annual Remuneration and instead require the Director or Management Member to receive cash for Annual Remuneration in the ordinary course.

The amount of DSUs granted to a Director shall be determined by dividing (i) the portion of the Annual Remuneration for the applicable fiscal quarter to be satisfied by DSUs by (ii) the Market Value on the last trading day of the applicable quarter.  The amount of DSUs granted to Management Members as of March 31 of each fiscal year shall be determined by dividing (i) the portion of the Annual Remuneration for the applicable Fiscal Year to be satisfied by DSUs by (ii) the Market Value on last Trading Day immediately preceding March 31 of the applicable fiscal year.  Deferred share units granted to each Director and Management Member shall be credited to a deferred share unit account (“DSU Account”) established for the Company for each Director and Management Member.

“Market Value” is, with respect to a particular date, the weighted average of the prices for the Common Shares on the TSX for the five (5) trading days immediately prior to that date.  For the purposes of granting DSUs, the Market Value for Directors is determined on the last trading day of a fiscal quarter and the Market Value for Management Members is determined on the last trading day immediately preceding March 31 of the applicable fiscal year.

DSUs may only be redeemed after the date (“Termination Date”) a Director or Management Member ceases to act as a Director or Management Member of the Company, or dies.  The value of the DSU credited to a DSU Account shall be paid to a director or Management Member (or, where the director or Management Member has died, his or her estate) not later than the end of the first calendar year after the calendar year which includes the Termination Date. A Director or Management Member (or after the Director's or Management Member's death, his or her legal representative) may deliver a written notice in the form set out in the DSU Plan to the Corporate Secretary of the Company, specifying a payment date (the "Redemption Date") which is not earlier than fifteen (15) business days after the date on which the notice is delivered and not later than fifteen (15) days before the end of the first calendar year commencing after the calendar year which includes the Termination Date (the "Redemption Deadline").  If the Company does not receive written notice as described herein prior to the Redemption Deadline, the Redemption Date shall be the Redemption Deadline.

The value of the DSUs redeemed shall be the aggregate Market Value thereof on the Redemption Date and such value shall be paid to the Director or Management Member (or, if the Director or Management Member has died, to his or her estate) in the form of a lump sum cash payment, net of any applicable withholdings, as soon as practicable after the Redemption Date, but in any event no later than the Redemption Deadline.

Compensation of Directors

Director Compensation Program

Alderon has adopted a formal director compensation program which is detailed in the table below.

Fee Component	Amount
Directors Annual Retainer	$55,000
Audit Chair Annual Retainer	$18,000
Other Committee Chair Annual Retainer	$12,000
Committee Member Annual Retainer	$6,000
Options (Initial Award)	300,000

Pursuant to the DSU Plan described above, the non-management directors of the Company elected to be issued deferred share units for the directors’ fee payable to each of them for the Company’s fourth fiscal quarter ended December 31, 2014. The directors of the Company are also eligible to receive options to purchase Common Shares pursuant to the terms of the Plan.

The following table sets out the compensation information for the persons who were directors of the Company but not Named Executive Officers during the fiscal year ended December 31, 2014:

Name and Principal Position	Fiscal Year	Directors’ Fees ($)	Other Annual Compen- sation ($)	Deferred Share Units (DSIs) (#)	Price per DSU ($)	Total DSU Value ($)	Securities Under Options Granted (#)	Option Exercise Price ($)	Option Expiration Date
John A. Baker Director	2014	$28,000	--	41,266	$0.4059	$16,750	--	--	--
Brian F. Dalton Director	2014	$24,250	--	31,411	$0.4059	$12,750	--	--	--
David J. Porter Director	2014	$32,500	--	52,352	$0.4059	$21,250	--	--	--
Lenard F. Boggio Director	2014	$33,750	--	48,657	$0.4059	$19,750	--	--	--
Matthew Simpson 1 Director	2014	$8,333	--	--	--	--	--	--	--
Diana Walters 2 Director	2014	$25,250	--	--	--	--	--	--	--
John Vettese 3 Director	2014	$28,250	--	--	--	--	--	--	--
Zheng Liangjun 4 Director	2014	$23,750	--	--	--	--	--	--	--
Tian Zejun 4 Director	2014	$23,750	--	--	--	--	--	--	--
Adrian Loader 5 Director	2014	$16,917	--	41,266	$0.4059	$16,750	300,000	$1.48	2019/05/28
Ian Ashby 5 Director	2014	$18,417	--	41,266	$0.4059	$16,750	300,000	$1.48	2019/05/28
Wang Jinhui 6 Director	2014	--	--	33,875	$0.4059	$13,750	--	--	--
Liu Jian 6 Director	2014	--	--	33,875	$0.4059	$13,750	--	--	--

1           Mr. Simpson resigned as a Director on May 28, 2014.

2           Ms. Walters resigned as a Director on September 28, 2014.
3           Mr. Vettese resigned as a Director on November 12, 2014.
4           Ms. Zheng and Mr. Tian resigned as Directors on November 5, 2014.
5           Messrs. Loader and Ashby were appointed as Directors on May 29, 2014.
6           Messrs. Wang and Liu were appointed as Directors on November 12, 2014.

6.C.           Board Practices

The Board of Directors presently consists of ten directors, eight of whom were elected at the Company’s annual general meeting of shareholders held on July 29, 2014 and two of whom were appointed as Directors on November 12, 2014.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles. The Board of Directors appoints senior management who serve at the discretion of the Board of Directors.

The following table indicates the date on which each of the Company’s current directors was appointed a director of the Company:

Name of Director	Director since
Mark Morabito	December 15, 2009
Tayfun Eldem	September 30, 2011
John A. Baker	December 10, 2010
Brian F. Dalton	December 10, 2010
David J. Porter	December 10, 2010
Lenard F. Boggio	February 20, 2013
Adrian Loader	May 29, 2014
Ian Ashby	May 29, 2014
Wang Jinhui	November 12, 2014
Liu Jian	November 12, 2014

There are no service contracts with the Directors providing for benefits upon termination of employment.

Audit and Compensation Committees

Audit Committee

The Board of Directors of the Company has established an Audit Committee, which recommends to the Board of Directors the engagement of its independent auditors and reviews with the independent auditors the scope and results of the Company’s audits, its internal accounting controls, and the professional services furnished to the Company by its independent auditors.  The following disclosure is required pursuant to National Instrument 52-110 (“NI 52-110”) adopted by the Canadian Securities Administrators.

Composition of the Audit Committee

The Company’s Audit Committee is comprised of three directors: Lenard F. Boggio, Adrian Loader and David J. Porter. As defined in NI 52-110, Rule 10A-3 under the Exchange Act and the rules of the NYSE MKT, Lenard F. Boggio, Adrian Loader and David J. Porter are all “independent”. Also as defined in NI 52-110 and the rules of the NYSE MKT, all of the Audit Committee members are “financially literate”.

Relevant Education and Experience

All of the members of the Audit Committee are senior level executive business persons with extensive experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee has knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors and/or senior officers of public companies other than the Company. See “Item 6.A. Directors and Senior Management.”

The Audit Committee's Charter

Following is a copy of the charter of Alderon’s audit committee:

“The following Audit Committee Charter was adopted by the Audit Committee of the Board of Directors and the Board of Directors of Alderon Iron Ore Corp. (the “Company”):

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

•	review and appraise the performance of the Company’s external auditors; and

•	provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of a minimum three directors as determined by the Board of Directors, all of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall have accounting or related financial management expertise. All members of the Committee who are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of this Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. The position description and responsibilities of the Chair are set out in Schedule “A” attached hereto.

Meetings

The Committee shall meet a least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions. The Committee may ask members of management of the Company or others to attend meetings or to provide information as necessary.

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine.

Meetings of the Committee shall be held from time to time as the Committee or the Chair shall determine upon 48 hours’ notice to each of its members.  The notice period may be waived by unanimous resolution of the Committee.

The Committee shall keep minutes of its meetings which shall be submitted to the Board.  The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. The Committee shall report its determinations to the Board at the next scheduled meeting of the Board, or earlier as the Committee deems necessary.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1. Documents/Reports Review

(a)	review and update this Audit Committee Charter as required; and

(b)
review the Company's financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any financial reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2. External Auditors

(a)
review annually, the performance of the external auditors who shall be ultimately accountable to the Company’s Board of Directors and the Committee as representatives of the shareholders of the Company;

(b)
obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with the professional standards for the external auditors;

(c)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(d)
take, or recommend that the Company’s full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	recommend to the Company’s Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;

(f)	recommend to the Company’s Board of Directors the compensation to be paid to the external auditors;

(g)
at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

(h)	review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(i)	review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and

(j)
review and pre-approve all audit and audit-related services, and any non-audit services, and the fees and other compensation related thereto provided by the Company’s external auditors in accordance with the Audit Committee Pre-Approval Policy.

3. Financial Reporting Processes

(a)	in consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;

(b)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(c)	consider and approve, if appropriate, changes to the Company’s accounting principles and practices as suggested by the external auditors and management;

(d)
review significant estimates and judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such estimates and judgments;

(e)
following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;

(g)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(j)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(k)	review with management the Chief Executive Officer and Chief Financial Officer certificates prepared in connection with the annual and interim continuous disclosure regulatory filings.

4. Other Responsibilities

(a)	review and approve any related-party transactions in accordance with the Company’s Delegation of Authority Policy;

(b)	the Committee shall perform any other activities consistent with this Audit Committee Charter and governing law, as the Committee or the Board deems necessary or appropriate.

Authority

The Committee shall have the authority to:

(a)	engage independent counsel and other advisors including accounting or other consultants or experts as it determines necessary to carry out its duties;

(b)	set and pay the compensation for advisors employed by the Committee;

(c)	communicate directly with the external auditors;

(d)	access, on an unrestricted basis, the books and records of the Company; and

(e)
conduct any investigation appropriate to its responsibilities, and it may request the external auditors, as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee;

(f)	the Committee shall have the authority to engage the external auditors to perform a review of the interim financial statements.

SCHEDULE “A”

Position Description for the Chair of the Audit Committee

I.	Purpose

The Chair of the Audit Committee of the Board shall be a director who is elected by the Board to act as the leader of the Committee in assisting the Board in fulfilling its financial reporting and control responsibilities to the shareholders of the Company.

II.	Who may be Chair

The Chair will be selected from amongst the directors of the Company who have a sufficient level of financial sophistication and experience in dealing with financial issues to ensure the leadership and effectiveness of the Committee.

III.	Responsibilities

The following are the primary responsibilities of the Chair:

•	chairing all meetings of the Committee in a manner that promotes meaningful discussion;

•	ensuring adherence to this Audit Committee Charter and that the adequacy of it is reviewed as required;

•	providing leadership to the Committee to enhance the Committee’s effectiveness, including:

▪
providing the information to the Board relative to the Committee’s issues and initiatives and reviewing and submitting to the Board an appraisal of the Company’s independent auditors and internal auditing functions;

▪
ensuring that the Committee works as a cohesive team with open communication, as well as ensuring open lines of communication among the independent auditors, financial and senior management and the Board of Directors for financial and control matters;

▪	ensuring that the resources available to the Committee are adequate to support its work and to resolve issues in a timely manner;

▪
ensuring that the Committee serves as an objective party to monitor the Company’s financial reporting process and internal control systems, as well as to monitor the relationship between the Company and the independent auditors to ensure independence;

▪	ensuring that procedures are in place to assess the audit activities of the independent auditors; and

▪
ensuring that procedures are in place for dealing with complaints received by the Company regarding accounting, internal controls and auditing matters, and for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•	managing the Committee, including:

▪	adopting procedures to ensure that the Committee can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

▪	preparing the agenda of the Committee meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

▪	ensuring meetings are appropriate in terms of frequency, length and content;

▪
obtaining and reviewing with the Committee an annual report from the independent auditors, and arranging meetings with the auditors and financial management to review the scope of the proposed audit for the current year, its staffing and the audit procedures to be used;

▪	overseeing the Committee’s participation in the Company’s accounting and financial reporting process and the audits of its financial statements;

▪	ensuring that the auditors’ report directly to the Committee, as representatives of the Company’s shareholders; and

▪	annually reviewing with the Committee its own performance.”

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on any of the exemptions contained in the followings sections of NI 52-110: section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Reliance on Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on any of the exemptions contained in the followings sections of NI 52-110: subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has the Company’s Board of Directors failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

See Item 16.C. Principal Accountant Fees and Services.

External Auditor Service Fees

See Item 16.C. Principal Accountant Fees and Services.

Compensation Committee

The Board of Directors of the Company has established a Compensation Committee Compensation Committee to oversee matters relating to executive compensation.  The Compensation Committee comprises three directors of the Company, the majority of which are currently independent of the Company for purposes of applicable securities laws and the rules and regulations of the NYSE MKT.

Composition of Compensation Committee

The Compensation Committee currently consists of David Porter, Lenard F. Boggio and Adrian Loader.

Relevant Skills and Experience

The Board believes that each current and former member of the Compensation Committee possesses skills and experience relevant to the mandate of the Compensation Committee. In addition, the members of the Compensation Committee each have skills and experience that enable them to make decisions on the suitability of the Company’s compensation policies and practices.

Committee Member	Relevant Skills and Experience
David Porter
David Porter is a seasoned executive who has served as Vice President Human Resources & Organizational Effectiveness for the Iron Ore Company of Canada.  He has also been responsible for Operations, Safety, Health, Sustainable Development, Communications and Community Relations across the mining and steel sectors for over 33 years. Based on his human resources background, Mr. Porter has an appropriate skill set to make decisions on the suitability of the Company’s compensation policies and procedures.

Lenard F. Boggio
Lenard F. Boggio was a Partner with PwC and its predecessor firm Coopers & Lybrand from 1988 until his retirement from PwC in May 2012. During that time, he was Leader of the B.C. Mining Group of PwC, a senior member of PwC’s Global Mining Industry Practice and an audit practitioner for publicly listed Canadian, U.S. and U.K. mineral resource and energy clients. The scope of his clients’ activities included exploration, development and production stage operations in the Americas, Africa, Europe and Asia. Mr. Boggio has developed significant knowledge with respect to executive compensation policies and procedures.

Adrian Loader
Mr. Loader is a Senior Executive who spent 35 years working for Shell, including most recently as President and CEO of Shell Canada.  Prior to his role with Shell Canada, Mr. Loader was Director of Strategy and Business Development and Director of Strategic Planning, External Affairs, HSE and Sustainable Development for Shell.  During his tenure with Shell, Mr. Loader led the merger and acquisition activity and was responsible for strategic direction, scenarios, competitive intelligence and planning. Through this experience, Mr. Loader has developed significant knowledge with respect to executive compensation policies and procedures.

The Compensation Committee's Charter

Following is a copy of the current charter of Alderon’s Compensation Committee which was adopted by the Company’s Board of Directors on May 7, 2014:

I.	PURPOSE

The Compensation Committee is a committee of the Board of Directors of (the “Company”) with the primary function to assist the Board of Directors in fulfilling its oversight responsibilities by:

•
Reviewing and approving and then recommending to the Board of Directors salary or consulting fees, bonus, and other benefits, direct or indirect, and any change-of-control packages of the President and Chief Executive Officer and any other management individual at that level or above;

•
Considering and if deemed appropriate approving, with or without revision,  the recommendation of the President and Chief Executive Officer on the salary or consulting fees, bonus, and other benefits, direct or indirect, and any change-of-control packages of the Company’s other officers;

•	Reviewing compensation of the Board of Directors on at least an annual basis;

•
Administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time to time;

•	Research and identification of trends in employment benefits;

•	Establishment and periodic review of the Company’s policies in the area of Management benefits and perquisites based on comparable benefits and perquisites in the mining industry.

II.	COMPOSITION AND MEETINGS

The Compensation Committee shall be comprised of at least three directors, the majority of whom shall be an “independent director” within the meaning of National Policy 58-201 Corporate Governance Guidelines, as outlined in attached Schedule “A”.  Pursuant to Canadian corporate governance guidelines, in order to be considered “independent”, directors shall have no direct or indirect material relationship with the Company.  A director shall be considered independent unless a reasonable person with knowledge of all relevant circumstances would conclude that the director is in fact not independent of management or of any significant shareholder.  Each Compensation Committee member shall also possess skills and/or experience that are relevant to the mandate of the Compensation Committee.

The members of the Compensation Committee shall be elected by the Board of Directors at the annual organizational meeting of the Board of Directors or until their successors are duly elected.  Unless a Chairman of the Committee is elected by the full Board of Directors, the members of the Compensation Committee may designate a Chairman by majority vote of the full membership of the Compensation Committee.

The Committee may ask members of Management or others to attend meetings or to provide information as necessary. The Committee may, in its sole discretion, engage compensation consultants, independent legal counsel or other advisers (any of which, an “Adviser”) at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities. Prior to selecting an Adviser, the Committee will take into consideration all relevant factors, including:

•	the provision of other services to the Company by the Adviser (or, if applicable, his or her employer);

•	the amount of fees received from the Company by the Adviser (or, if applicable, his or her employer) as a percentage of the total revenue of the Adviser (or, if applicable, his or her employer);

•	the policies and procedures of the Adviser (or, if applicable, his or her employer) that are designed to prevent conflicts of interest;

•	any securities of the Company owned by the Adviser (or, if applicable, his or her employer);

•	any business or personal relationship of the Adviser with a member of the Committee; and

•	any business or personal relationship of the Adviser with an executive officer of the Company.

Quorum for the transaction of business at any meeting of the Compensation Committee shall be a majority of the members of the Compensation Committee or such greater number as the Compensation Committee shall by resolution determine.

Meetings of the Compensation Committee shall be held from time to time as the Compensation Committee or the Chairman of the Compensation Committee shall determine upon 48 hours’ notice to each of its members.  The notice period may be waived by a quorum of the Committee.

III.	RESPONSIBILITIES AND DUTIES

Responsibilities and duties of the Compensation Committee include:

1.	Annually reviewing and revising this Charter as necessary with the approval of the Board of Directors.

2.	Providing periodic reports to the Board of Directors on compensation matters.

3.
Annually reviewing and making recommendations to the Board of Directors upon the recommendation of the President and Chief Executive Officer with respect to the Company’s overall compensation and benefits philosophies and programs for the Chief Financial Officer, the Chief Operating Officer and other officers, including base salaries or consulting fees, bonus and any incentive plans, deferred compensation and share purchase or issuance plans including stock options.  As part of its review process, the Compensation Committee may review peer group and other mining industry compensation data reported through surveys and other sources.

4.
Annually reviewing and making recommendations to the Board of Directors with respect to the Company’s compensation and benefit programs for the President and Chief Executive Officer, including base salary or consulting fees, bonus or other performance incentives and stock options.  In setting the President and Chief Executive Officer’s salary or consulting fees, the Compensation Committee will take into consideration salaries or consulting fees paid to chief executive officers in the mining industry.  The President and Chief Executive Officer’s contribution towards the Company’s achievement of business goals and objectives for the previous financial year will form the basis for the Compensation Committee’s recommendations concerning bonus or other performance recognition awards.

5.
In consultation with the President and Chief Executive Officer, reviewing and making recommendations to the Board of Directors with respect to the implementation or variation of stock option, share purchase plans and compensation and incentive plans.  The number of options granted will give consideration to the potential contribution an individual may make to the success of the Company.

6.	The Compensation Committee shall prepare a report on Executive Compensation on an annual basis in connection with the preparation of the annual management information circular or as otherwise required pursuant to applicable securities laws and ensure that it reviews all executive compensation disclosure before it is publicly disclosed.

7.
The Report on Executive Compensation should describe the process undertaken by the Compensation Committee and should speak specifically to the weighting factors and target levels set out in the determination of the executive’s compensation.  Where there are no clearly pre-established targets or payout ranges, the Report on Executive Compensation should clearly indicate this fact.

8.
The Compensation Committee is responsible for reviewing and recommending to the Board the compensation of the Board of Directors including annual retainer, meeting fees, option grants and other benefits conferred upon the Board of Directors.

9.
The Compensation Committee is responsible for viewing and submitting to the Board of Directors as whole, recommendations concerning executive compensation and compensation plan matters.  Unless such matters are delegated specifically to the Compensation Committee, the Compensation Committee shall only make recommendations to the Board of Directors for their consideration and approval, if appropriate.  The Board of Directors will have the responsibility to instruct management to implement the directives.

6.D.           Employees

The following table sets out the number of full-time employees who worked for the Company at the end of the last three completed fiscal years as well as the average number of temporary workers who worked for the Company during the most recently completed fiscal year:   None of the Company’s full-time employees or temporary workers are unionized.

Fiscal year ended	Number of Full Time Employees at the end of the fiscal year	Average number of Temporary Workers during the fiscal year
December 31, 2014	29	N/A
December 31, 2013	27	N/A
December 31, 2012	15	N/A

6.E.           Share Ownership

The following table presents the common share beneficial ownership of the directors and those persons named in Item 6.B Compensation above as of December 31, 2014.  As of March 26, 2015, we had 132,134,061 common shares issued and outstanding.  The number of common shares beneficially owned by the persons listed below includes those securities exercisable into common shares within 60 days of March 26, 2015.

Name	Number of Common Shares1	Percent of Outstanding Common Shares
Mark J. Morabito	2,664,3532	2.00%
Tayfun Eldem	1,000,0003	*
John A. Baker 4	400,0005	*
Brian F. Dalton 4	400,0005	*
David J. Porter	300,0006	*
Zheng Liangjun 7	300,0008	*
Tian Zejun 7	300,0008	*
Lenard F. Boggio	300,0008	*
Adrian Loader	95,0009	*
Ian Ashby	75,0009	*
Wang Jinhui 10	0	*
Liu Jian 10	0	*

Name	Number of Common Shares1	Percent of Outstanding Common Shares
Brian Penney	500,00011	*
François Laurin 12	500,00013	*
Bernard Potvin	250,00014	*
Anthony Glavac	90,00015	*
Directors and Named Executive Officers as a group	7,174,353	5.25%

*           Indicates less than one percent.
1	None of the Common Shares reported below carry different voting rights.
2	Includes options to purchase 650,000 common shares exercisable within 60 days of March 26, 2015.
3	Includes options to purchase 1,000,000 common shares exercisable within 60 days of March 26, 2015.
4
Messrs. Baker and Dalton are directors and officers of Altius Minerals Corporation which beneficially owns, directly or indirectly through its subsidiaries, a total of 32,869,006 Common Shares. Messrs. Baker and Dalton are also nominees of Altius Minerals Corporation which has a contractual right to appoint up to three director nominees to the Board of Directors. While Altius holds Common Shares which exceed 20% of the Common Shares outstanding, it has the right to appoint three director nominees. While Altius holds Common Shares which exceed 10% of the Common Shares outstanding, it has the right to appoint one director nominee.

5	Includes options to purchase 400,000 common shares exercisable within 60 days of March 26, 2015.
6	Includes options to purchase 300,000 common shares exercisable within 60 days of March 26, 2015.
7
Ms. Zheng and Mr. Tian resigned as Directors on November 5, 2014.  Ms. Zheng and Mr. Tian were nominees of Hebei which has a contractual right to appoint up to two director nominees to the Board of Directors. Each of Ms. Zheng and Mr. Tian hold 300,000 options exercisable within 60 days of March 26, 2014.  These options are held in trust for Hebei.

8              Includes options to purchase 300,000 common shares exercisable within 60 days of March 26, 2015.
9              Includes options to purchase 75,000 common shares exercisable within 60 days of March 26, 2015.
10
Messrs. Wang and Liu were appointed as Directors on November 12, 2014.  Mr. Liu is the Chairman and General Manager of Hebei.  Hebei, through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., is the beneficial owner of 25,858,889 Common Shares. Messrs. Wang and Liu are also nominees of Hebei which has a contractual right to appoint up to two director nominees to the Board of Directors. For so long as Hebei owns directly or indirectly, 17.0% or more of the Common Shares, Hebei shall be entitled to designate two nominees for election or appointment to the Board of Directors and for so long as Hebei owns directly or indirectly, less than 17.0% of the Common Shares but 7.5% or more of the Common Shares, Hebei shall be entitled to designate one nominee for election or appointment to the Board of Directors.

11             Includes options to purchase 500,000 common shares exercisable within 60 days of March 26, 2015.
12	Mr. Laurin resigned as Chief Financial Officer on December 29, 2014 and all stock options held by him will expire on April 24, 2015.
13            Includes options to purchase 450,000 common shares exercisable within 60 days of March 26, 2015.
14            Includes options to purchase 250,000 common shares exercisable within 60 days of March 26, 2015.
15           Includes options to purchase 90,000 common shares exercisable within 60 days of March 26, 2015.

The following table presents the stock options granted to the aforementioned persons and unexercised as of March 26, 2015.  The stock options are for Common Shares.

Name	Date of Grant	Number of Underlying Common Shares	Vested 1	Exercise Price	Expiration Date
Mark J. Morabito	Feb. 9, 2011 Nov. 8, 2010	400,000 250,000	400,000 250,000	$3.70 $1.60	Feb. 9, 2016 Nov. 8, 2015
Tayfun Eldem	July 6, 2011	1,000,000	1,000,000	$3.20	July 6, 2016
John A. Baker	Feb. 9, 2011	400,000	400,000	$3.70	Feb. 9, 2016
Brian F. Dalton	Feb. 9, 2011	400,000	400,000	$3.70	Feb. 9, 2016
David J. Porter	Feb. 9, 2011 Nov. 8, 2010	100,000 200,000	100,000 200,000	$3.70 $1.60	Feb. 9, 2016 Nov. 8, 2015

Name	Date of Grant	Number of Underlying Common Shares	Vested 1	Exercise Price	Expiration Date
Zheng Liangjun 2	Sept. 9, 2012	300,000	300,000	$1.95	Sept. 9, 2017
Tian Zejun 2	Sept. 9, 2012	300,000	300,000	$1.95	Sept. 9, 2017
Lenard F. Boggio	Mar. 21, 2013	300,000	300,000	$1.43	Mar. 21, 2018
Adrian Loader	May 29, 2014	300,000	75,000	$1.48	May 29, 2019
Ian Ashby	May 29, 2014	300,000	75,000	$1.48	May 29, 2019
Wang Jinhui 3		0	0
Liu Jian 3		0	0
Brian Penney	Oct. 3, 2011 Apr. 4, 2011	200,000 300,000	200,000 300,000	$2.53 $3.40	Oct. 3, 2016 Apr. 4, 2016
Bernard Potvin	Nov. 1, 2011	250,000	250,000	$2.81	Nov. 1, 2016
Anthony Glavac	Apr. 10, 2012	90,000	90,000	$3.25	Apr. 10, 2017
1	Includes those options that are exercisable within 60 days of March 26, 2015.
2
Ms. Zheng and Mr. Tian resigned as directors on November 5, 2014. Each of Ms. Zheng and Mr. Tian hold 300,000 options exercisable within 60 days of March 26, 2014.  These options are held in trust for Hebei.

3	Messrs. Wang and Liu were appointed as directors on November 12, 2014. Currently, neither Mr. Wang nor Mr. Liu hold any stock options.

The Company does not have any arrangements for involving its employees in the Company’s capital.  The Company does not have a share purchase plan or dividend reinvestment plan for its directors, officers and employees.  However, the Company will, from time to time, grant individual stock options to its directors, officers or employees as an incentive pursuant to its stock option plan.

Stock Option Plan

The Company may grant stock options to directors, senior management and employees pursuant to its stock option plan dated March 27, 2014 (the “Plan”).  Under the Plan, the Company may grant stock options to purchase up to a maximum of 16,500,000 of the Common Shares issued and outstanding.  As at January 1, 2014, the beginning of the fiscal year ended December 31, 2014, there were 1,670,000 Common Shares available for grant and 2,405,000 Common Shares available for grant under the Plan as at December 31, 2014.  During the fiscal year ended December 31, 2014, a total of 600,000 stock options were granted.  During the fiscal year ended December 31, 2014, no stock options to purchase Common Shares were exercised and stock options to purchase an aggregate of 1,335,000 Common Shares were cancelled or expired.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.           Major Shareholders

Other than as set forth below, to the knowledge of the directors and senior officers of the Company, as at March 26, 2015 no person beneficially owns or controls, directly or indirectly, 5% or more of the Company’s issued and outstanding Common Shares:

•	Altius and its parent, Altius Minerals, collectively, are the beneficial owners of 32,869,006 Common Shares representing approximately 24.88% of the issued and outstanding Common Shares.

•	LMM is the beneficial owner of 18,797,454 Common Shares representing approximately 14.23% of the issued and outstanding Common Shares.

•
Hebei, through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., is the beneficial owner of 25,858,889 Common Shares representing approximately 19.57% of the issued and outstanding Common Shares

Other than the issuance in fiscal 2012 of the above-noted Common Shares to LMM and Hebei, respectively, there have been no significant changes to the percentage ownership held by the any of the above-named major shareholders during the past three years.

All of the Company’s shares, both, issued and unissued, are Common Shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by the Company’s major shareholders.

On March 26, 2015, the Company had 132,134,061 Common Shares issued and outstanding to approximately 26 shareholders of record.  The Company believes that the number of beneficial owners is substantially greater than the number of record holders because a large portion of the Company’s outstanding Common Shares are held in broker “street” names for the benefit of individual investors or other nominees.  Management believes that there are 7 shareholders of record located in the United States, who own an aggregate of approximately 26.92% of the Company’s outstanding Common Shares.  In addition to these record holders there may be more persons located in the United States holding the Common Shares in “street” name.

The Company is a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions.  The Company is not controlled by any corporation, foreign government or other person.  The Company is not aware of any arrangements that would result in a change of control of the Company.

7.B.           Related Party Transactions

Other than as disclosed below, for the period from January 1, 2014 to the date of this Annual Report, the Company has not entered into any transactions or loans between the Company and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the period from January 1, 2014 to the date of this annual report, the Company had the following transactions with related parties:

•
Since March 2010, the Company has an arrangement with King & Bay West of Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1, to provide services and facilities to the Company. King & Bay West is a private company which is owned by Mark Morabito, Executive Chairman of the Company.  King & Bay West provides the Company with administrative and management services. The services provided by King & Bay West include certain administrative, management, geological, legal and regulatory, corporate development, information technology support and investor relations services. The fees for these management services are determined and allocated to the Company based on the cost or value of the services provided to the Company as determined by King & Bay West, and the Company reimburses King & Bay West for such costs on a monthly basis.  During the financial year ended December 31, 2014, the Company incurred $1,018,373 (excluding taxes) for management services provided by King & Bay West, of this amount $473,447 was for King & Bay West personnel provided to the Company and $544,926 was for overhead and third party costs incurred by King & Bay West on behalf of the Company.  At December 31, 2014, $131,916 was still owing to this company included in due to related parties.

•
On February 24, 2014, LMM provided the LMM Convertible Note in the amount of $22.0 million. See “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2014 Developments – Power Supply for the Kami Project” and “Cash Conservation Program”.

•
Under the terms of the definitive agreements governing the strategic partnership between Hebei, Hebei Canada and the Company, Hebei Canada has the right to appoint two people to the management of the Kami LP. Hebei Canada has nominated two individuals to act as Vice President, Finance & Procurement (China) and Vice President, Strategy & Development. These individuals provide management services to the Limited Partnership in these roles and Hebei Canada is paid a fee for the provision of these individuals to provide these services. The fees for these services are consistent with the Company’s compensation policies for other management personnel.

7.C.           Interests of Experts and Counsel

Not applicable

ITEM 8.  FINANCIAL INFORMATION

8.A.           Consolidated Statements and Other Financial Information

Financial Statements

Alderon’s financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as adopted by the Company on January 1, 2011.

See the Company’s audited consolidated financial statements for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012 included under Item 18 of this Annual Report.

Dividend Policy

The Company has not declared or paid any cash dividends on its capital stock.  The Company does not currently expect to pay cash dividends in the foreseeable future as the Company anticipates that all available funds will be invested to finance the growth of its business.  The Board of Directors will determine if and when dividends should be declared and paid in the future based upon the Company’s financial position at the relevant time.

Legal/Arbitration Proceedings

The Company is not subject to any legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

8.B.           Significant Changes

Since December 31, 2014, the date of the Company’s most recent financial statements, no significant changes have occurred.

ITEM 9.  THE OFFER AND LISTING

9.A.           Offer and Listing Details

The following table lists the high and low prices for the Company’s Common Shares on the Toronto Stock Exchange for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal year ends.  Alderon’s Common Shares have traded on the Toronto Stock Exchange since October 12, 2011 and were traded on TSX Venture Exchange before that date.  There are no differences in the high and low prices for the Company’s Common Shares on the Toronto Stock Exchange and the TSX Venture Exchange for the periods the Company’s Common Shares have traded on each Exchange.

Period	High	Low
March 1-[26], 2015	$0.3500	$0.2550
Month ended February 28, 2015	$0.3550	$0.2900
Month ended January 31, 2015	$0.4950	$0.3200
Month ended December 31, 2014	$0.5800	$0.2500
Month ended November 30, 2014	$0.5500	$0.3550
Month ended October 31, 2014	$0.8300	$0.4700
Month ended September 30, 2014	$1.2000	$0.8000

Fiscal quarter ended December 31, 2014	$0.8300	$0.2500
Fiscal quarter ended September 30, 2014	$1.6100	$0.8000
Fiscal quarter ended June 30, 2014	$1.8300	$1.1135
Fiscal quarter ended March 31, 2014	$2.1300	$1.5300
Fiscal quarter ended December 31, 2013	$1.9500	$1.4500
Fiscal quarter ended September 30, 2013	$1.6800	$0.8800
Fiscal quarter ended June 30, 2013	$1.3500	$0.9300
Fiscal quarter ended March 31, 2013	$2.2300	$1.2100

Fiscal year ended December 31, 2014	$3.2400	$0.8500
Fiscal year ended December 31, 2013	$4.2000	$1.8000
Fiscal year ended December 31, 2012	$3.8300	$1.1000
Fiscal year ended December 31, 2011	$2.2300	$0.8800
Fiscal year ended December 31, 2010	$2.1300	$0.2500

Alderon’s Common Shares began trading on NYSE MKT under the symbol on March 9, 2012 and were traded on OTCQX International from July 8, 2010 to March 8, 2012.  The following table lists the high and low prices for the Company’s Common Shares on NYSE MKT and/or OTCQX International for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal years.

Period	High	Low
March 1-[26], 2015	$0.2800	$0.2000
Month ended February 28, 2015	$0.2800	$0.2300
Month ended January 31, 2015	$0.4100	$0.2500
Month ended December 31, 2014	$0.4900	$0.2200
Month ended November 30, 2014	$0.4800	$0.3200
Month ended October 31, 2014	$0.7500	$0.4200
Month ended September 30, 2014	$1.0900	$0.7200

Fiscal quarter ended December 31, 2014	$0.7500	$0.2200
Fiscal quarter ended September 30, 2014	$1.3100	$0.7100
Fiscal quarter ended June 30, 2014	$1.6200	$1.1000
Fiscal quarter ended March 31, 2014	$1.9500	$1.3900
Fiscal quarter ended December 31, 2013	$1.8500	$1.3800
Fiscal quarter ended September 30, 2013	$1.6200	$0.8300
Fiscal quarter ended June 30, 2013	$1.3800	$0.8900
Fiscal quarter ended March 31, 2013	$2.2600	$1.2300

Period	High	Low
Fiscal year ended December 31, 2014 S	$1.9500	$0.2200
Fiscal year ended December 31, 2013	$2.2600	$0.8300
Fiscal year ended December 31, 2012	$3.3800	$1.1200
Fiscal year ended December 31, 2011	$4.2500	$1.6900
Fiscal year ended December 31, 2010	$2.6500	$0.2700

9.B.           Plan of Distribution

Not applicable

9.C.           Markets

Alderon’s Common Shares are listed on the Toronto Stock Exchange under the trading symbol “ADV”.   Alderon’s Common Shares also trade on NYSE MKT under the trading symbol “AXX”.  There are currently no restrictions on the transferability of these shares under Canadian securities laws.

9.D.           Selling Shareholders

Not applicable

9.E.           Dilution

Not applicable

9.F.           Expenses of the Issue

Not applicable

ITEM 10.  ADDITIONAL INFORMATION

10.A.           Share Capital

Not applicable

10.B.           Memorandum and Articles of Association

The Company is incorporated under the laws of British Columbia and is governed by the BCBCA.

The Notice of Articles and Articles of the Company (the “Articles”) do not address the Company’s objects and purposes and there are no restrictions on the business the Company may carry on in the Articles.

The Company is authorized to issue an unlimited number of common shares without par value. Each common share is entitled to one vote. All common shares of the Company rank equally as to dividends, voting power and participation in assets. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to modification, amendments or variation of such rights or such provisions are contained in the BCBCA and the Company’s Articles.

A director or senior officer who has, directly or indirectly, a material interest in an existing or proposed material contract or transaction of the Company may not vote in respect of any such proposed material contract or transaction.

The directors may from time to time in their discretion authorize and cause the Company to:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(b)
issue bonds, debentures and other debt obligations either outright or as security for any liability of obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

There are no age considerations pertaining to the retirement or non-retirement of directors.

A director is not required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the BCBCA, to become or act as a director.

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine. The Company may reimburse each director for the reasonable expenses that he may incur in and about the business of the Company. If a director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company’s business, he may be paid remuneration fixed by the directors and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Subject to the provisions of the BCBCA, the Company may indemnify any person. The Company may, subject to the provisions of the BCBCA, indemnify a director, former director, alternate director or officer of the Company and his or her heirs and legal personal representatives against all judgments, penalties or fines awarded or imposed in, or amounts paid in settlement of, a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible" party) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company is or may be joined as a party or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding. The Company may, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the BCBCA and the Articles. Unless the BCBCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The BCBCA contains provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a.           transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b.           giving financial assistance under certain circumstances;
c.           certain conflicts of interest by directors;
d.           disposing of all/substantially all of Company's undertakings;
e.           certain alterations of share capital;
f.           altering any restrictions on the Company's business;
g.           certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

No right or special right attached to issued shares may be prejudiced or interfered with unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a separate special resolution of those shareholders.

There are no limitations on the rights to own securities.

There is no provision of the Company’s Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to Canadian securities administrators and the TSX by any shareholder who owns more than 10% of the Company’s outstanding Common Shares.

The Board must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The Board may call an extraordinary general meeting at any time. Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute. A shareholder or shareholders having in the aggregate 5% of the issued shares of the Company may requisition a meeting and the Board is required to hold such meeting within four months of such requisition. Admission to such meetings is open to registered shareholders and their duly appointed proxies. Others may be admitted subject to the pleasure of the meeting.

There are no provisions in the Company’s Articles that govern changes in capital that are more stringent that required by law.

10.C.           Material Contracts

The Company has entered into the following material contracts during the two years immediately preceding the date of this annual report and which are currently in effect:

1.
Share Exchange Agreement between 0860132 B.C. Ltd., Mark J. Morabito and the Company dated December 15, 2009 (Privco Acquisition Agreement), as amended, pursuant to which the Company completed the Privco Acquisition as described in this Annual Report under “Definitions”.

2.
Altius Option Agreement, as amended, pursuant to which the Company acquired the Kami Property from Altius in exchange for 32,285,006 Common Shares and the grant of a 3% gross sales royalty on iron ore concentrate from the Kami Property as described in this Annual Report under “Definitions”.

3.	Assignment Agreement between 0860132 B.C. Ltd, the Company and Altius Resources Inc. dated December 15, 2009 described in this Annual Report under “Definitions”.

4.	Royalty Agreement dated December 6, 2010 between Altius Resources Inc. and the Company pursuant to which Altius retains a 3% gross sales royalty on iron ore concentrate from the Kami Property.

5.
Subscription Agreement between Alderon and LMM dated January 11, 2012 referred to under “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2012 Developments”.

6.
Hebei Subscription Agreement between Alderon and Hebei dated April 13, 2012, as amended, referred to under “Definitions” and “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2012 Developments”.

7.
Investor Rights Agreement between Alderon, Hebei and HBIS International Holding (Luxembourg) S.A.R.L. dated August 31, 2012 referred to under “Definitions” and “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2012 Developments”.

8.
Off-Take Agreement between the Limited Partnership and Hebei and certain affiliates of Hebei listed therein, dated  August 31, 2012, referred to under “Definitions” and “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2012 Developments”.

9.
Limited Partnership Agreement between Kami General Partner Limited, Alderon, Hebei and Hebei Canada dated  August 31, 2012, referred to under “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2012 Developments”.

10.
Shareholders Agreement between Kami General Partner Limited, Alderon, and Hebei Canada dated  August 31, 2012, referred to under “Definitions” and “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2012 Developments”.

11.
Management Agreement between the Limited Partnership and Alderon dated August 31, 2012, referred to under “Definitions” and “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2012 Developments”.

12.
Supplemental Agreement dated March 14, 2013 between Alderon, Kami General Partner Limited, the Limited Partnership, Hebei and Hebei Canada dated March 14, 2013 that sets out confirmations and agreements made in connection with Hebei’s contribution of the remaining $119.9 million of the initial investment as described under “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2013 Developments – Closing of Limited Partnership Funding by Hebei”.

13.
Power Purchase Agreement dated February 19, 2014 between the Limited Partnership and NLH as described under 4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2014 Developments – Power Supply for the Kami Project.”

14.
NLH Security Agreement dated February 25, 2014 between the Limited Partnership and NLH as described under “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2014 Developments– Power Supply for the Kami Project.”

15.
LMM Convertible Note dated February 24, 2014 between the Limited Partnership, Alderon and LMM as described under “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2014 Developments – Power Supply for the Kami Project.”

16.
Glencore Off-Take Agreement dated July 29, 2014 between the Limited Partnership and Glencore AG, a subsidiary of Glencore plc as described under  “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2014 Developments – Off-Take Agreement.”

17.
LMM Convertible Note Amendment dated December 8, 2014 between the Limited Partnership, Alderon and LMM as described under “4.B Business Overview - General Development of Business – Three Year History - Year Ended December 31, 2014 Developments – Cash Conservation Program.”

10.D.           Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in “10.E. Taxation” below.

There are no limitations under the laws of Canada or in the Company’s organizing documents of the Company on the right of foreigners to hold or vote the Company’s securities, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.           Taxation

Certain Canadian Federal Income Tax Considerations

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of the Company’s common stock for a shareholder who at all relevant times, (i) is resident in the U.S., is not resident or deemed to be resident in Canada and has not been or been deemed to be resident in Canada for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada-United States Tax Convention (1980), as amended (the “Convention”), (ii) is a “qualifying person” and is the beneficial owner of all dividends paid on the Common Shares for the purposes of the Convention, (iii) deals at arm's length and is not affiliated with the Company for the purposes of the Canadian Tax Act, and (iv) will acquire and hold the Company’s Common Shares as capital property for the purposes of the Canadian Tax Act.  Generally, the Company’s Common Shares will be considered to be capital property to the shareholder provided the shareholder does not hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a shareholder who uses or holds, or is deemed to use or hold, its shares in the Company in connection with carrying on a business in Canada, or to a shareholder that is either an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” as defined in the Canadian Tax Act.  This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder in force as of the date hereof (the “Regulations”), all proposals to amend the Canadian Tax Act or the Regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and an understanding of the current published administrative practices of the Canada Revenue Agency.

This summary is not exhaustive of all Canadian federal income tax considerations applicable to a shareholder of the Company and, except for the Tax Proposals, this summary does not take into account or anticipate any changes in the Canadian Tax Act, the Regulations or the administrative or assessing policies of the Canada Revenue Agency, whether by legislative, governmental or judicial decisions or action, nor does this summary take into account provincial, territorial or other foreign tax legislation or considerations, which may differ significantly from those discussed herein.  There can be no assurance that the Tax Proposals will be enacted in the form proposed, or at all.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder.  The tax consequences to any particular shareholder will depend on a variety of factors including the shareholder’s own particular circumstances.  Therefore, all shareholders should consult their own tax advisors with respect to their own particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Convention.

Dividends on Common Shares

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid (including dividends deemed to have been paid) or credited to him or her by a corporation resident in Canada.  The Company is responsible for withholding and remitting this tax. The Convention generally limits the rate of withholding tax on dividends to 15% of the gross amount of such dividends paid to shareholders or, if the shareholder is a company that beneficially owns at least 10% of the voting stock of the payor corporation, 5% of the gross amount of the dividends.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a Common Share of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and any reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  One half of the amount, if any, by which capital gains exceed capital losses in a year (a “taxable capital gain”) is included in income for that year.  Where capital losses exceed capital gains in a year, one half of the excess may be deducted from a taxable capital gain realized by the shareholder in the three previous years or in any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property”.  Common Shares of the Company will be taxable Canadian property of a shareholder at any particular time the Common Shares are listed on a “designated stock exchange” (which includes the TSX) if, at that time or at any time in the five years immediately preceding that time, (i)  25% or more of the issued shares of any class or series in the Company’s capital stock were owned by one or any combination of the shareholder, persons with whom the shareholder did not deal at arm's length, and partnerships in which the shareholder or persons with whom the shareholder did not deal at arm's length hold a membership interest directly or indirectly through one or more partnerships, and (ii) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada,  Canadian resource properties, timber resource properties or options in respect of, or interests in, or for civil law rights in, such properties.  Common Shares used in carrying on business in Canada and acquired in certain circumstances will also constitute taxable Canadian property.

The Convention generally relieves U.S. residents who qualify for benefit thereunder from liability for Canadian tax on capital gains derived on a disposition of shares unless the value of the shares is derived principally from real property situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production.

Shareholders should consult their own advisors with respect to the application of the Convention.

U.S. Federal Income Tax Considerations

The following is a summary of the anticipated U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the ownership and disposition of Common Shares. This summary addresses only holders who acquire and hold Common Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds the Common Shares, persons that will own, or will have owned, directly, indirectly or constructively 10% or more (by vote or value) of the Common Shares, persons that hold the Common Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders should consult their own tax advisers regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary, a “U.S. Holder” is a beneficial owner of Common Shares who, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Common Shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

A foreign corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties, certain gains from the sale of commodities and certain other gains. Interest, dividends, rents and royalties received from a related person (within the meaning of the PFIC rules) are excluded from passive income to the extent such payments are properly allocable to the active income of such related person. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it may have been classified as a PFIC for the taxable year ending December 31, 2014, and, based on current business plans and financial expectations, the Company expects that it may be classified as a PFIC for the current taxable year and in future taxable years. However, the Company’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make one of the elections described below would be required to report any gain on the disposition of Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on such gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over the U.S. Holder’s holding period for the Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year in such U.S. Holder’s holding period would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of the Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of our subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Company.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. Consequently, if the Company is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the Company as a qualified electing fund (a “QEF”) with respect to such U.S. Holder for the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF election with respect to the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

If the Company determines that it, and any subsidiary in which the Company owns, directly or indirectly, more than 50% of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, the Company intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to the Company and any such subsidiary for such taxable year. The PFIC Annual Information Statement may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Company and any Subsidiary PFIC.

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF election is made. It is recommended that, if the Company were to be classified as a PFIC, a U.S. Holder make a QEF election with respect to the Company and any Subsidiary PFIC.

Alternatively, if the Company were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case the Company is classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Taxation of Common Shares

Distributions on Common Shares

In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The Company does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the PFIC rules discussed above, distributions on Common Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Common Shares exchanged therefor. Subject to the PFIC rules discussed above, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions) by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of Common Shares.

10.F.           Dividends and Paying Agents

Not applicable

10.G.           Statement by Experts

Not applicable

10.H.           Documents on Display

The Company is subject to the informational requirements of the Exchange Act and file reports and other information with the SEC.  You may read and copy any of the Company’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, all documents referred to in this Annual Report on Form 20-F are available for inspection at the office of the Company, listed below, during normal office hours.

Alderon Iron Ore Corp.
1240-1140 West Pender Street
Vancouver, British Columbia
V6E 4G1 Canada

The Company is required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

The Company "incorporates by reference" information that it files with the SEC, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

10.I.           Subsidiary Information

Not applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the Company’s operating results and financial position are reported in Canadian dollars in the Company’s consolidated financial statements. The Company incurs certain costs in U.S. dollars. The fluctuation of the U.S. dollar in relation to the Canadian dollar will therefore have an impact upon the Company’s future profitability and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in U.S. dollars. To date, the Company has completed all of its equity financing in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time due to the small amount of exposure.

A 10% appreciation or depreciation in the CAD/USD foreign exchange rate would result in an additional foreign exchange gain or loss of approximately $10,000 (2013 - $85,000.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments that fluctuate. The LMM Convertible Note has a fixed interest rate of 8% per annum. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

Alderon’s future revenue and profitability will be dependent, to a significant extent, upon prevailing spot market prices for metals. In the past, metal prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for metals, market uncertainty and a variety of additional factors that are beyond the Company’s control. Alderon’s mineral properties are in the development phase and accordingly it is not generating any operating revenues and are therefore not subject to any short term volatility in the prices of metals. As Alderon is in the development phase, the above factors have had no material impact on operations or income. However, a reduction in the price of iron ore has made it more difficult for the Company to complete its financing plan. See also “Item 3.D. – Risk Factors”.

The Company has not entered into any futures or forward contracts.

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.-C.   None.

12.D.   American Depositary Shares

Not applicable.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.-B.   Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-E.  Not applicable

ITEM 15.                      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in the rules of the SEC and Canadian Securities Administrators. For the fiscal year ended December 31, 2014, an evaluation was carried out under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, with the participation of the Company’s management, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon that evaluation, as of the end of the period covered by this report, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the rules of the SEC or Canadian Securities Administrators is (i) recorded, processed, summarized and reported, within the appropriate time periods and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company to disclose material information otherwise required to be set forth in its periodic reports.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the rules of the SEC or Canadian Securities Administrators, is communicated to management to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting

Management of Alderon is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. It includes those policies and procedures that:

(a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Alderon,
(b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Alderon are being made only in accordance with authorizations of management and Alderon’s directors, and

(c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alderon’s assets that could have a material effect on the annual financial statements or interim financial reports.

Alderon’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alderon’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2014, Alderon’s internal control over financial reporting is effective.

Under the JOBS Act, emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2014, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

ITEM 16 . [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Alderon’s Board of Directors has determined that Lenard F. Boggio, a member of the Company’s Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F.  Mr. Boggio’s relevant education and experience is disclosed above in Items 6A and 6C above.  Mr. Boggio is independent within the meaning of Rule 10A-3 under the Exchange Act and as such term is defined by the rules and regulations of the NYSE MKT.

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and other senior officers. The Company’s code of ethics is available at its website at www.alderonironore.com.  In addition, the Company will provide a copy of its code of ethics to any person at no charge, upon request to the Corporate Secretary at the Company’s principal executive office stated on the cover of this Annual Report.

During the fiscal year ended December 31, 2014, the Company made the following amendments to its code of ethics:

(a)	expanded the provisions related to what gifts and entertainment can be given or received by Company personnel;
(b)	adding additional provisions describing bullying and harassment conduct that is not permitted and the responsibilities of Company personnel in this regard; and

(c)	providing additional provisions related to payments to domestic and foreign public officials and confirming that no waivers may be given from these provisions.

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Alderon’s Board of Directors appointed KPMG LLP as independent auditors to audit the Company’s financial statements for the fiscal year ended December 31, 2014. The aggregate fees billed for professional services rendered by the aforementioned independent auditor during the last two fiscal years is set forth below. Alderon’s Audit Committee pre-approved all of the following amounts billed to the Company prior to incurring the expenses associated therewith.

Financial Year Ending	Audit Fees1	Audit Related Fees2	Tax Fees3	All Other Fees
2014/12/31	$160,600	$16,635	$126,800	Nil
2013/12/31	$156,000	$20,800	$233,634	Nil
1The aggregate fees billed for professional services rendered by the Company’s external auditor for the years ended December 31, 2014 and 2013 for services provided in auditing the Company’s annual financial statements for the subject year and include audits of certain subsidiaries and affiliates, accounting consultations and interim reviews of quarterly financial statements.

2Fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. For the fiscal years ended December 31, 2014 and 2013 these fees are related to assurance work done with respect to certain of the Company’s subsidiaries and an affiliate.

3Fees billed by the auditor for professional services rendered for tax compliance, tax advice and corporate reorganization and structuring. For the fiscal years ended December 31, 2014 and 2013 these fees related to transfer pricing, tax compliance services, tax advice and various tax consultations.

Pre-Approval Policies and Procedures:

Pursuant to the terms of the Company’s Audit Committee Charter, the Audit Committee is required to review and pre-approve any non-audit services provided by the Company's external auditors. The Audit Committee has adopted a written Audit Committee Pre-Approval Policy with respect to audit and non-audit services to be performed by the Company’s external auditors. The Audit Committee will pre-approve all audit services provided by the external auditor through their recommendation of the external auditor as shareholders’ auditors at the Company’s annual meeting and through the Audit Committee’s review of the external auditor’s annual audit plan.

The Audit Committee Chair may pre-approve a request for non-audit services where the aggregate fees are estimated to be less than or equal to $50,000 but the Chair must advise other Audit Committee members of such pre-approval no later than the next regularly scheduled Audit Committee meeting. For non-audit services where the aggregate fees are estimated to be greater than $50,000, the approval of the full Audit Committee is required. In no event can the external auditor undertake non-audit services prohibited by legislation or professional standards.

Of the total aggregate fees paid by the Company to its independent auditor during the fiscal year ended December 31, 2014, $nil (0%) of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.                      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.                      CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                      CORPORATE GOVERNANCE

The Company’s Common Shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. Below is a description of the significant ways in which the Company's governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards:

1.
Section 123 of the NYSE MKT Company Guide recommends a quorum of not less than one-third of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders. The Company’s quorum requirement under its Articles is two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least five percent of the issued shares entitled to be voted at the meeting.

2.
Section 802(a) of the NYSE MKT Company Guide requires that at least a majority of the directors of a listed company’s board of directors, are, and will continue to be, independent directors. There is no such requirement under British Columbia law or under the rules of the TSX. Under British Columbia law, the Company is required to disclose annually, in its management information circular sent to shareholders in connection with its annual general meeting (the “Annual Information Circular”), the details of the independence of each member of its board of directors.

3.
Section 802(c) of the NYSE MKT Company Guide requires that a listed company’s independent directors will have regularly scheduled meetings as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management. There is no such requirement under British Columbia law or under the rules of the TSX. Under British Columbia law, the Company is required to disclose annually, in its Annual Information Circular, whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

4.
Section 804(a) of the NYSE MKT Company Guide requires that a listed company’s board of director nominations be either selected, or recommended for the board’s selection, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors. There is no such requirement under British Columbia law or under the rules of the TSX. Under British Columbia law, the Company is required to disclose annually, in its Annual Information Circular, the details of its director nomination process.

5.
Section 805 of the NYSE MKT Company Guide requires that compensation of the chief executive officer of a listed company must be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors. There is no such requirement under British Columbia law or under the rules of the TSX. Under British Columbia law, the Company is required to disclose annually, in its Annual Information Circular, the details of its executive compensation practices.

6.
The NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the 1934 Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada, which are consistent in material respects with the SEC proxy rules.

The foregoing is consistent with the laws, customs and practices in Canada.

ITEM 16H.	MINE SAFETY DISCLOSURE

The Company is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See “Item 18 – Financial Statements”.

ITEM 18.  FINANCIAL STATEMENTS

Alderon’s financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB.

Independent Auditors’ Report, KPMG LLP

Consolidated Statements of Financial Position at December 31, 2014 and 2013

Consolidated Statements of Changes in Equity for the years ended

December 31, 2014, 2013 and 2012

Consolidated Statements of Comprehensive Loss for the years ended

December 31, 2014, 2013 and 2012

Consolidated Statements of Cash Flows for the years ended

December 31, 2014, 2013 and 2012

Notes to the Consolidated Financial Statements for the years ended

December 31, 2014, 2013 and 2012

(A Development-Stage Company)

Consolidated Financial Statements
As of December 31, 2014 and 2013 and for three-year period ended December 31, 2014
(in Canadian dollars)

2

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Alderon Iron Ore Corp.
We have audited the accompanying consolidated financial statements of Alderon Iron Ore Corp., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Alderon Iron Ore Corp. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that Alderon Iron Ore Corp. does not have financial resources sufficient to cover all of its commitments for the coming year including the remaining security deposits and has temporarily suspended any further work by its contractor pending the completion of its financing plan. These conditions, along with other matters as set forth in Note 1 in the consolidated financial statements, indicate the existence of material uncertainties that cast substantial doubt about Alderon Iron Ore Corp.’s ability to continue as a going concern.

/s/ KPMG LLP *

March 26, 2015
Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120220

Alderon Iron Ore Corp.
Consolidated Statements of Financial Position

(in Canadian dollars)

	As of December 31,	As of December 31,
	2014	2013
	$	$
ASSETS
Current assets
Cash and cash equivalents	21,442,903	95,366,039
Restricted short-term investments (note 5)	22,202,011	-
Prepaid expenses and other current assets (note 6)	2,246,607	1,322,204
Receivables (note 7)	1,314,506	3,760,730
Total current assets	47,206,027	100,448,973

Non-current assets
Mineral properties (note 8)	176,574,918	138,645,822
Property, plant and equipment (note 9)	27,250,606	4,265,204
Long-term advance (note 10)	20,465,016	20,465,016
Total non-current assets	224,290,540	163,376,042
Total assets	271,496,567	263,825,015

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 11)	8,922,367	14,179,526
Due to related parties (note 14)	614,561	221,029
Total current liabilities	9,536,928	14,400,555

Non-current liabilities
Convertible debt (note 13)	18,852,378	-
Deferred share unit liability (note 15)	131,500	-
Total non-current liabilities	18,983,878	-
Total liabilities	28,520,806	14,400,555

EQUITY
Share capital, warrants and conversion option (notes 13, 16 and 17)	263,946,822	259,143,095
Other capital (note 18)	24,845,096	24,206,055
Deficit	(99,426,086)	(90,639,603)
Equity attributable to owners of the parent	189,365,832	192,709,547
Non-controlling interest (note 19)	53,609,929	56,714,913
Total equity	242,975,761	249,424,460
Total liabilities and equity	271,496,567	263,825,015

Basis of preparation, nature of operations and going concern (note 1) Commitments and contingencies (note 27)
The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

“Lenard Boggio”	“David Porter”
Lenard Boggio Director	David Porter Director

Alderon Iron Ore Corp.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2014, 2013 and 2012

(in Canadian dollars, except share data)

	Common shares	Share capital and warrants	Other capital	Deficit	Total
	(number)	$	$	$	$

Balance – January 1, 2012	84,717,514	149,573,447	13,096,693	(68,790,827)	93,879,313
Issuances pursuant to private placements, net of transaction costs	44,656,343	107,418,488	-	-	107,418,488
Issuances pursuant to the exercise of warrants	384,010	1,070,683	-	-	1,070,683
Issuances pursuant to the exercise of stock options	386,300	1,080,477	(496,386)	-	584,091
Share-based compensation costs	-	-	9,019,475	-	9,019,475
Net loss and comprehensive loss	-	-	-	(71,481,115)	(71,481,115)
Balance – December 31, 2012	130,144,167	259,143,095	21,619,782	(140,271,942)	140,490,935

	Attributable to owners of the parent
	Common shares	Share capital, warrants, and conversion option	Other capital	Deficit	Non-controlling interest	Total
	(number)	$	$	$	$	$

Balance – January 1, 2013	130,144,167	259,143,095	21,619,782	(140,271,942)	-	140,490,935
Changes in ownership interest of an affiliate that does not result in a loss of control
Proceeds received following the issuance of units of The Kami LP to Hebei (note 16)	-	-	-	-	119,926,293	119,926,293
Reallocation of non-controlling interest between partners of The Kami LP (note 19)	-	-	-	61,503,377	(61,503,377)	-
Total changes in ownership interest of an affiliate	-	-	-	61,503,377	58,422,916	119,926,293

Contributions by and distributions to owners
Share-based compensation costs (note 18)	-	-	2,586,273	-	-	2,586,273
Net loss and comprehensive loss	-	-	-	(11,871,038)	(1,708,003)	(13,579,041)
Total contributions by and distributions to owners	-	-	2,586,273	(11,871,038)	(1,708,003)	(10,992,768)

Balance – December 31, 2013	130,144,167	259,143,095	24,206,055	(90,639,603)	56,714,913	249,424,460

Alderon Iron Ore Corp.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2014, 2013 and 2012

(in Canadian dollars, except share and per share data)

Attributable to owners of the parent
Common shares	Share capital, warrants, and conversion option	Other capital	Deficit	Non-controlling interest	Total
(number)	$	$	$	$	$

Balance – January 1, 2014	130,144,167	259,143,095	24,206,055	(90,639,603)	56,714,913	249,424,460
Equity component of convertible debt, net of transaction costs (notes 13 and 19)	-	3,403,753	-	(850,938)	850,938	3,403,753
Issuance of common shares (note 16)	1,990,049	1,000,000	-	-	-	1,000,000
Issuance of warrants (notes 13, 17 and 19)	-	399,974	-	(99,993)	99,993	399,974
Cancellation of treasury shares	(155)	-	-	-	-	-
Share-based compensation costs (note 18)	-	-	639,041	-	-	639,041
Net loss and comprehensive loss	-	-	-	(7,835,552)	(4,055,915)	(11,891,467)
Total contributions by and distributions to owners	1,989,894	4,803,727	639,041	(8,786,483)	(3,104,984)	(6,448,699)

Balance – December 31, 2014	132,134,061	263,946,822	24,845,096	(99,426,086)	53,609,929	242,975,761

The accompanying notes are an integral part of these consolidated financial statements.

Alderon Iron Ore Corp.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2014, 2013 and 2012

(in Canadian dollars, except share and per share data)

	Years ended December 31,
	2014	2013	2012
	$	$	$

Operating expenses
General and administrative expenses	8,303,557	13,838,902	27,884,718
Development expenses (note 27)	4,097,610	-	-
Environmental, aboriginal, government and community expenses	47,083	887,175	7,448,157
Exploration and evaluation expenses	-	503,981	36,446,047
	12,448,250	15,230,058	71,778,922

Loss from operations	(12,448,250)	(15,230,058)	(71,778,922)

Finance income	863,277	1,651,017	437,504
Finance costs	(306,494)	-	(356,157)
Net finance income	556,783	1,651,017	81,347

Loss before income taxes	(11,891,467)	(13,579,041)	(71,697,575)
Income tax recovery (note 21)	-	-	216,460

Net loss and comprehensive loss	(11,891,467)	(13,579,041)	(71,481,115)

Attributable to:
Owners of the parent	(7,835,552)	(11,871,038)	(71,481,115)
Non-controlling interest	(4,055,915)	(1,708,003)	-
	(11,891,467)	(13,579,041)	(71,481,115)
Net loss per share (note 22)
Basic and diluted	(0.06)	(0.09)	(0.65)
Weighted average number of shares outstanding (note 22)
Basic and diluted	130,334,975	130,144,167	109,493,640
The accompanying notes are an integral part of these consolidated financial statements.

Alderon Iron Ore Corp. Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2014, 2013 and 2012

(in Canadian dollars)

	Years ended December 31,
	2014		2013		2012
	$		$		$
Cash flows from operating activities
Net loss		(11,891,467)		(13,579,041)		(71,481,115)
Adjustments for:
Share-based compensation costs (note 18)		530,576		2,199,315		9,019,475
Depreciation		140,761		147,940		103,345
Finance income		(863,277)		(1,651,017)		(437,504)
Finance costs		306,494		-		119,907
Loss on disposal of property, plant and equipment		-		-		24,713
Income tax recovery (note 21)		-		-		(216,460)
Changes in operating assets and liabilities (note 23)		3,764,754		(14,993,522)		(9,406,398)
Interest received		826,527		1,810,538		305,705
Interest paid		(7,676)		-		(119,907)
Net cash used in operating activities		(7,193,308)		(26,065,787)		(72,088,239)

Cash flows from investing activities
Additions to mineral properties (note 8)		(46,440,959)		(39,057,956)		-
Increase in restricted short-term investments (note 5)		(22,202,011)		-		-
Deposits on equipment (note 9)		(19,754,594)		(3,605,576)		-
Purchases of property, plant and equipment, net of disposals (note 9)		(2,264)		(375,759)		(200,132)
Decrease (increase) in restricted cash equivalents (note 10)		-		10,232,508		(10,232,508)
Net cash used in investing activities		(88,399,828)		(32,806,783)		(10,432,640)

Cash flows from financing activities
Proceeds received on the issuance of convertible debt, net of transaction costs of $330,000 (note 13)		21,670,000		-		-
Proceeds received following the issuance of units of The Kami LP to Hebei (note 16)		-		119,926,293		-
Proceeds from private placement issuance of common shares, net of cash transaction costs (note 16)		-		-		107,418,488
Proceeds from the issuance of debt (note 12)		-		-		10,500,000
Repayment of debt (note 12)		-		-		(10,500,000)
Proceeds from the exercise of warrants		-		-		1,070,683
Proceeds from the exercise of stock options		-		-		584,091
Net cash provided by financing activities		21,670,000		119,926,293		109,073,262

Net change in cash and cash equivalents		(73,923,136)		61,053,723		26,552,383

Cash and cash equivalents at the beginning of the year		95,366,039		34,312,316		7,759,933

Cash and cash equivalents at the end of the year		21,442,903		95,366,039		34,312,316
Cash and cash equivalents components:
Cash		21,442,903		87,606,502		1,138,310
Cash equivalents		-		7,759,537		33,174,006
		21,442,903		95,366,039		34,312,316

The accompanying notes are an integral part of these consolidated financial statements.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

1 Summary of business, reporting entity, basis of preparation, nature of operations and going concern

Summary of business

Alderon Iron Ore Corp. (“Alderon” or the “Company”) is a development-stage company advancing towards production its Canadian properties located in western Labrador in the province of Newfoundland & Labrador. Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property. All activities associated with the Kami Property are referred to as the Kami Project.

Reporting entity

The accompanying consolidated financial statements include the accounts of Alderon Iron Ore Corp., an entity incorporated under the laws of the Province of British Columbia, and its subsidiaries: 0964896 BC Ltd. and Kami General Partner Limited (“Kami GP”), a corporation incorporated under the laws of the Province of Ontario. The consolidated financial statements also include the accounts of an affiliate, The Kami Mine Limited Partnership (“The Kami LP”), established under the laws of the Province of Ontario. Kami GP and The Kami LP are each owned 75%, directly or indirectly, by the Company.

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), under the symbol “ADV” and on the NYSE MKT, under the symbol “AXX”.

Basis of preparation, nature of operations and going concern

Basis of presentation

The accompanying consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The policies applied in these consolidated financial statements are based on IFRS issued and effective as of December 31, 2014. These consolidated financial statements were approved by the Company's Board of Directors on March 26, 2015.

Nature of operations and going concern

The accompanying consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the development of its mineral property interests, the attainment of profitable mining operations or the receipt of proceeds from the disposition of its mineral property interests. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

The business of exploration, development and mining of minerals involves a high degree of risk and there can be no assurance that current exploration, development and mining plans will result in profitable mining operations. The recoverability of the carrying value of assets and the Company's continued existence is dependent upon the preservation of its interests in the underlying properties, the development of economically recoverable resources, the achievement of profitable operations and the ability of the Company to raise additional financing. Changes in future conditions could require material write-downs to the carrying values of the Company’s assets.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

1 Summary of business, reporting entity, basis of preparation, nature of operations and going concern (continued)

To date, the Company has not recorded any revenues from operations, has no source of operating cash flow and no assurance that additional funding will be available to it for further development of the Kami Project. The Company does not have financial resources sufficient to cover all of its commitments for the coming year, which includes net amounts payable, as at December 31, 2014, necessary general and administrative costs through 2015, contractual obligations as at December 31, 2014 (in relation to anticipated equipment payments, see also note 27) and the remaining security deposits which could be required to be advanced to Newfoundland and Labrador Hydro (“NLH”), a subsidiary of Nalcor Energy (see note 5), as of a date to be determined. As noted below (see note 27), Alderon has completed the engineering work required to commence construction at the Kami Project. The commencement of construction of the Kami Project is subject to the completion of the Company’s financing plan and project sanction by the Company’s Board of Directors. As the Kami Project’s required pre-construction engineering is substantially complete, Alderon has temporarily suspended any further work by its Engineering, Procurement and Construction Management (“EPCM”) contractor. The Company’s internal project team is continuing to advance the Kami Project in preparation for the start of construction once the Company’s financing plan is completed. The Company has plans in place and is seeking to arrange the necessary funds in order to cover these obligations. Specifically, the Company continues to advance all of the elements of its financing plan, including debt and equity. There can be no assurance that management’s financing plan will be successful. These conditions and events indicate material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern.

On December 9, 2014, the Company announced a cash preservation program designed to allow it to maintain sufficient liquidity during the advancement of its financing plan. This program includes an interest deferral agreement with Liberty Metals & Mining Holdings, LLC (“Liberty”), a subsidiary of Liberty Mutual Insurance and a significant shareholder of Alderon (see note 13), voluntary partial payment deferrals with equipment vendors for work completed to date, workforce reductions and the implementation of the DSU Plan (see note 15) for Directors in place of cash director fees.

The Company currently does not have sufficient financial resources to cover all of its originally planned commitments for the coming year and as a result, it has split its purchase orders for equipment into two phases, engineering and manufacturing. Advances for engineering have been paid in full while commitments for manufacturing and fabrication, estimated at $7.6 million for 2015 and $22.6 million for 2016, remain contingent upon the Company issuing to its suppliers a notice to proceed following successful completion of its financing plan (see note 27).

If management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than amounts reflected in these consolidated financial statements. If the going concern assumption were not appropriate, adjustments to the carrying value of assets and liabilities, reported expenses and consolidated statement of financial position classifications would be necessary. Such adjustments could be material.

2 Significant accounting policies

Principles of consolidation

These consolidated financial statements include any entity in which the Company, directly or indirectly, holds more than 50% of the voting rights or over which it exercises control. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All intercompany balances and transactions are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using the same accounting policies.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

2 Significant accounting policies

Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest’s relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to owners of the Company.

Foreign currency

The accompanying consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statement of comprehensive loss.

Foreign exchange gains and losses that relate to cash and cash equivalents are presented within finance income or finance costs in the consolidated statement of comprehensive loss. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive loss within operating expenses.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term, interest-bearing deposits, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.

Mineral properties

Mineral properties, consisting of assets that are being explored and evaluated and representing titles associated with the Kami Property, are recorded at cost. Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received. The carrying value of mineral properties is presented net of impairment charges, if any, and depreciation, which is recognized over the estimated useful life of the properties following the commencement of production. Mineral properties are derecognized in the event that mineral properties are sold or projects are abandoned.

Management has taken actions to verify the ownership rights for mineral properties in which the Company owns an interest in accordance with industry standards for the current exploration phase of these properties. However, these procedures do not guarantee that one or more titles to the Kami Property will not be challenged. Title to the Kami Property may be subject to prior unregistered agreements, transfers or claims or may be affected by, among other factors, undetected defects.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

2 Significant accounting policies (continued)

Exploration and evaluation expenditures

Pre-exploration costs, which include costs incurred prior to the Company’s obtaining rights to explore and evaluate a defined area, are expensed as incurred. As noted above, costs to acquire mineral properties are capitalized and include costs that are directly related to the acquisition of the underlying mineral rights.

Exploration and evaluation expenditures include engineering, metallurgical and other studies and activities that are necessary in order to delineate an ore body, as well as employee costs (including share-based compensation) related to the Company’s exploration and evaluation personnel. Specifically, exploration and evaluation expenditures include costs associated with the following activities: surveying; geological, geochemical and geophysical studies; exploratory drilling; land maintenance; sampling and analyses; and efforts associated with the assessment of technical feasibility and commercial viability.

Expenditures related to the exploration and evaluation of mineral properties are expensed as incurred, until the technical feasibility and commercial viability of the extraction of a project’s mineral reserves are demonstrated, at which time any further directly attributable pre-production expenditures that give rise to future economic benefits are capitalized as development costs.

Property, plant and equipment and depreciation

Items of property, plant and equipment are recorded at cost, net of impairment charges and accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the assets and that have been incurred up until the time that the assets are in the condition necessary to be used or operated in the manner intended by management. Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Residual values, the method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Depreciation is calculated using the straight-line method, over the estimated useful life of each component, as follows:

Category	Useful life (years)
Building	25
Furniture and fixtures	5
Exploration equipment	5
Computer and office equipment	3
Computer software	3
Leasehold improvements	Over the lease term

Depreciation expense is allocated to the appropriate functional expense categories to which the underlying items of property, plant and equipment relate.

Items of property, plant and equipment are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the related asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive loss. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

2 Significant accounting policies (continued)

Impairment of long-lived assets

Mineral properties and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset’s recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Impairment losses are recognized in profit or loss in the statement of comprehensive loss. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, or cash-generating units (“CGU”). In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In the event that mineral properties or property, plant and equipment suffer impairment losses, those losses are reviewed for possible reversal if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset’s recoverable amount. However, an asset’s carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation, had the original impairment not occurred.

Employee benefits

Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive loss over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.

Financial instruments

The Company classifies its financial instruments in the following categories: “Loans and receivables” and “Other financial liabilities”.

Financial assets and liabilities are offset, and the net amount is reported in the consolidated statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

(a) Classification

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in current assets, except for instruments with maturities greater than 12 months after the end of a given reporting period or where restrictions apply that limit the Company from using the instrument for current purposes, which are classified as non-current assets.

The Company’s loans and receivables are comprised of cash and cash equivalents, restricted short-term investments and receivables.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

2 Significant accounting policies (continued)

Other financial liabilities

Other financial liabilities include payables, accrued liabilities, and amounts due to related parties.

(b) Recognition and measurement

Loans and receivables

Loans and receivables are recognized on the settlement date at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment losses.

Other financial liabilities

Financial instruments classified as “Other financial liabilities” are recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest rate method.

(c) Impairment

Financial assets measured at amortized cost are reviewed for impairment at each reporting date. Where there is objective evidence that impairment exists for a financial asset measured at amortized cost, an impairment charge equivalent to the difference between the asset’s carrying amount and the present value of estimated future cash flows is recorded in profit or loss in the consolidated statement of comprehensive loss. The expected cash flows exclude future credit losses that have not been incurred and are discounted at the financial asset’s original effective interest rate.

Impairment charges, where applicable, are reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. However, the reversal cannot result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

Convertible debt

The Company’s convertible debt is accounted for as a compound financial instrument comprised of a non-derivative host contract and a conversion option. The conversion option is equity classified because it will result in the issuance of a fixed number of equity instruments issued in return for a fixed dollar value. The liability component of a compound financial instrument is recognized initially at the fair value of a similar secured liability that does not have an equity conversion option. The equity component is recognized initially as the residual difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. The Company’s option to prepay the instrument early is a separable embedded derivative but has nominal value at inception and period end.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

2 Significant accounting policies (continued)

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions may represent obligations associated with the retirement of reclamation of mineral property or other assets. Provisions are not recognized for future operating losses. The expense relating to the provision for demobilization costs (see note 27) is presented in the consolidated statement of comprehensive loss.

Share capital and warrants

Common shares are classified as equity. Share purchase warrants are also classified as equity when the warrants are derivative instruments that will be settled only by the Company exchanging a fixed number of its own shares for a fixed amount of cash; otherwise, warrants would be classified as liabilities. Incremental costs that are directly attributable to the issuance of common shares and equity-classified warrants are recognized as a deduction from equity, net of any tax effects.

The Company has issued share purchase warrants to investors who have participated in certain private placements as well as to placement agents, underwriters, finders or brokers who have facilitated certain financing transactions with investors. Share purchase warrants issued to placement agents, underwriters, finders or brokers are measured at their fair value on the date that the services are provided and are accounted for as additional transaction costs, since the issuance of the underlying warrants is directly attributable to the financing transaction to which the warrants relate.

Flow-through shares

The Company has financed certain exploration expenditures through the issuance of flow-through shares, per a program that is available under Canadian income tax legislation. Under a flow-through arrangement, any qualifying resource expenditure deductions for income tax purposes are renounced by the Company to investors, who in turn can claim the tax deductions that otherwise would be available to the Company.

Flow-through proceeds are allocated between the offering of the common shares and the premium associated with the effective sale of tax benefits when the common shares are offered. The allocation is performed based on the difference between the market price of the common shares at the date of issuance and the amount the investor pays for the flow-through shares. A liability (or flow-through share premium obligation) is recorded on the date of share issuance for the premium paid by the investors and recognized through profit and loss in the consolidated statement of comprehensive loss as the Company expends the flow-through proceeds and renounces the expenditures to investors.

Share-based payments

The Company accounts for employee share-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. The Company takes into account the expected forfeiture rate of the granted share options based on the Company’s past experience. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to Other Capital.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

2 Significant accounting policies (continued)

Any consideration received by the Company in connection with the exercise of stock options is credited to Share Capital. Any Other Capital component of the share-based compensation is transferred to Share Capital upon the issuance of shares.

For cash-settled stock-based compensation plans, fair values are determined at each reporting date and periodic changes are recognized as compensation costs, with a corresponding change to liabilities.

Related party transactions

A related party is defined as any person, including close members of that person’s family, or entity that has significant influence over the Company. Related parties also include members of the Company’s key management personnel—namely, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the Company. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control over those policies. Significant influence may be gained by share ownership, statute or agreement.

A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Finance income

Finance income comprises interest income earned on cash and cash equivalents and on restricted short-term investments.

Finance costs

Finance costs comprise of interest and other costs incurred in connection with the borrowing of funds, net of amounts capitalized to mineral properties.

Income taxes

Income tax on profit or loss comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss or differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred taxes are recognized as income or expense in profit or loss, except to the extent that they arise from business combinations and transactions recognized in equity. Therefore, when deferred taxes relate to equity items, a backward tracing is necessary to determine the adjustment to taxes (e.g. change in tax rates and change in recognized deferred tax assets) that should be recorded in equity. For this purpose, the accounting policy of the Company is to allocate changes in the recognition of deferred tax assets based on their expected maturity date.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

2 Significant accounting policies (continued)

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Net loss per share

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and warrants.

3 Critical accounting estimates and judgments

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments about and apply assumptions to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures. Assumptions and estimates are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions and estimates in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Judgments:

Management considers the following areas to be those where critical accounting policies affect the significant judgments used in the preparation of the Company’s consolidated financial statements.

Capitalization of development costs

The application of the Company’s accounting policy for development costs requires judgment in determining the timing at which to begin capitalizing development costs and whether future economic benefits, which are based on assumptions about future events and circumstances, may be realized. In general the Company has stopped capitalizing development costs as of November 15, 2014, as the Company has implemented a cash preservation program designed to allow it to maintain sufficient liquidity during the advancement of its financing plan.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

3 Critical accounting estimates and judgments (continued)

Carrying value and recoverability of mineral properties

The carrying amount of the Company’s mineral properties does not necessarily represent present or future values, and the Company’s mineral properties have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of the Kami Project or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral properties.

Mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset’s recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Impairment losses are recognized in profit or loss in the statement of comprehensive loss. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, or cash-generating units (“CGU”). In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Management has determined that an indication that the capitalized mineral properties may not be recoverable has occurred in 2014. The Company determined the recoverable amount of the mineral properties using the value in use calculation which was assessed using cash flow projections, which take into account the capital costs to be incurred to complete the Kami Project over the expected construction timeline, as well as the cash generated from subsequent sales of the Kami Project’s iron ore production. The key assumptions used in this calculation include the Kami Project’s capital cost, estimated production volume, the long-term iron ore sales price established by independent sources, the long-term Canadian and US dollar exchange rate, expected operating costs, as well as discount rates which are based on estimates of the risks associated with the projected cash flows based on the best information available as of the date of the impairment test. The pre-tax discount rate applied to the cash flow projections was 8%. The Company determined that the recoverable amount exceeded the carrying amounts and therefore, no impairment was recorded.

To the extent that any of management’s assumptions change, there could be a significant impact on the Company’s future financial position, operating results and cash flows.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

3 Critical accounting estimates and judgments (continued)

Capitalization of borrowing cost

The Company must apply its judgment when determining if a constructed asset, such as a manufacturing plant, is considered a qualifying asset under International Accounting Standard (“IAS”) 23, Borrowing costs. To make this determination, management must consider whether the entity has incurred significant borrowing costs that are attributable to the construction of the asset. In addition to the application of judgment regarding which borrowing costs are eligible for capitalization and when capitalization of borrowing costs should commence, management must also apply its judgment in determining on an ongoing basis if capitalization should continue, for example, if the Company reduces or suspends during an extended period, the activities necessary to prepare an asset for its intended use. This requires an evaluation of the level of substantial technical and administrative activities being carried out during a given period. Based on its assessment of the facts at each reporting period, borrowing costs will either be capitalized or expensed during a given period. The Company determined that borrowing costs attributable to the Kami Project should be capitalized and consequently commenced capitalizing those costs in the first quarter of 2014. Based on its assessment, management had determined that capitalization of interest should cease effective November 15, 2014, as a result of its ongoing review of such estimates and judgments, and considering that the Company has implemented a cash preservation program designed to allow it to maintain sufficient liquidity during the advancement of its financing plan.

Deferred transaction costs

The Company has capitalized professional fees in connection with a future financing transaction that Management has judged to be realizable on the basis that the future financing transaction is probable of occurrence, although the attainment of the financing has taken longer than expected. Such costs will be written off to the statement of comprehensive loss in a future period if the future financing transaction was no longer expected to be completed.

Estimates:

Management considers the following areas to be those where critical accounting policies affect the significant estimates used in the preparation of the Company’s consolidated financial statements.

Fair value of warrants and stock options

Determining the fair value of warrants (see note 17) and stock options (see note 18) requires the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results.

Fair value estimates of financial liabilities

The determination of the fair value of the liability component of the convertible debt requires management to make estimates of the interest rate that the Company would have obtained for a similar secured loan without a conversion feature.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

4 New standards and interpretations not yet adopted

International Financial Reporting Interpretations Committee (“IFRIC”) 21, Levies, provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014, and is to be applied retrospectively. The accounting policy has been applied consistently by all subsidiaries of the Company. The impact of the adoption of this standard is not significant.

The standard that is considered to be relevant to the Company’s operations that is issued, but not yet effective, up to the date of issuance of the Company’s financial statements is disclosed below:

IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. IFRS 9 introduces new requirements for the classification and measurement of financial assets and introduces additional changes relating to financial liabilities. In addition IFRS 9 includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The Company intends to adopt IFRS 9 in its financial statements for the annual period beginning on January 1, 2018. The impact of the adoption of this standard has yet to be determined.

5 Restricted short-term investments

Restricted short-term investments represent short-term investments deposited with the Company’s bank to guarantee letters of credit issued in the course of the Company’s development activities. Such short-term investments must remain on deposit as long as the letters of credit are outstanding.

On February 19, 2014, the Company entered into a Power Purchase Agreement (“PPA”) with NLH, pursuant to which NLH agrees to sell electrical power and energy to the Company. Power will be provided based on a rate schedule in line with the Labrador Industrial Rates Policy published in December 2012. Under the terms of the Security Agreement with NLH (the “Security Agreement”), the Company has agreed to provide a total of $65,000,000 in security deposits that will each take the form of a letter of credit that will be released to the Company once the Kami Project is interconnected to the electrical system as contemplated under the PPA, and has been commissioned and the Company has loaded saleable product produced from the Kami Project in two consecutive months.

The first security deposit in the amount of $21,000,000 (the “Security Deposit”) was paid upon on the signing of the Security Agreement. The remaining $44,000,000 in security deposits will be provided to NLH at such time as NLH can reasonably demonstrate that it has additional existing and pending commitments for such amount to construct the new transmission line. NLH is required to provide sufficient advance notice of the timing and amounts of additional security deposits. The letter of credit expires on April 7, 2015.

On March 14, 2014, the Company issued a letter of credit for $967,011 in favour of Fisheries and Oceans Canada (“DFO”) in relation to the DFO’s monitoring of the Kami Project. The letter of credit expires on March 13, 2016.

On March 17, 2014, the Company issued a letter of credit for $235,000 in favour of Hydro-Quebec (“HQ”) in relation to HQ’s energy study at the Company’s port facilities in Sept-Îles. The letter of credit was released in February 2015.

The Company expects that each of the letters of credit described above will be renewed at expiration.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

6 Prepaid expenses and other current assets
	As of December 31, 2014		As of December 31, 2013
	$		$

Deferred transaction costs		2,162,694		896,005
Deposits on Kami Project activities		-		403,600
Other		83,913		22,599
		2,246,607		1,322,204

During the year ended December 31, 2014, the Company incurred professional fees of $1,266,689 ($896,005 in 2013) that are directly related to a probable future debt transaction. These costs will be reclassified to debt upon completion of the debt transaction.

7 Receivables
	As of December 31, 2014		As of December 31, 2013
	$		$

Sales tax credits receivable		731,555		3,489,901
Interest receivable		324,201		12,079
Deposits receivable		258,750		258,750
		1,314,506		3,760,730

8 Mineral properties

On January 15, 2013, the Company filed on SEDAR a Technical Report, entitled Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp., (the “Feasibility Study”), dated effective December 17, 2012. As the technical feasibility and commercial viability of the extraction of the Kami Property’s mineral reserves have been demonstrated, the Company has started to capitalize directly attributable pre-production expenditures that give rise to future economic benefits as of February 1, 2013. Pre-production expenditures incurred prior to February 1, 2013 have been recorded in the consolidated statement of comprehensive loss as exploration and evaluation expenses or environmental, aboriginal, government and community expenses. In general the Company has stopped capitalizing development costs as of November 15, 2014, as the Company has implemented a cash preservation program designed to allow it to maintain sufficient liquidity during the advancement of its financing plan.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

8 Mineral properties (continued)

Components of the Company’s mineral properties, as well as annual activity associated therewith, are summarized below.
	Acquisition costs		Development costs		Share-based compensation costs capitalized		Depreciation capitalized		Total
	$		$		$		$		$

Balance – January 1, 2013		88,668,710		-		-		-		88,668,710
Additions during the period		-		49,576,480		386,958		13,674		49,977,112
Balance – December 31, 2013		88,668,710		49,576,480		386,958		13,674		138,645,822

Additions during the period		-		36,090,496		108,465		35,312		36,234,273
Interest capitalized (note 13)		-		1,694,823		-		-		1,694,823
Balance –December 31, 2014		88,668,710		87,361,799		495,423		48,986		176,574,918

Additions to mineral properties in the consolidated statement of cash flows are presented on a cash basis. During the year ended December 31, 2014, cash expenditures totaled $46,440,959 ($39,057,956 in 2013, nil in 2012). As at December 31, 2014, $1,050,995 remained in accrued expenditures ($10,518,524 in 2013, nil in 2012), other non-cash items totaled $1,631,670 ($400,632 in 2013, nil in 2012) and $275,372 remained in receivables (nil in 2013 and 2012).

9 Property, plant and equipment

Components of the Company’s property, plant and equipment, as well as annual activity associated therewith, are summarized below.
	Land and building		Exploration equipment		Computer and office equipment		Computer software		Furniture and fixtures		Leasehold improve- ments		Construction in progress		Total
	$		$		$		$		$		$		$		$

Historical cost – January 1, 2013		180,000		101,770		35,816		35,576		99,168		149,898		-		602,228
Additions		-		-		153,300		51,587		58,995		111,877		3,605,576		3,981,335
Disposals		-		-		-		-		-		-		-		-
Historical cost – December 31, 2013		180,000		101,770		189,116		87,163		158,163		261,775		3,605,576		4,583,563

Accumulated depreciation – January 1, 2013		17,600		37,326		16,213		29,931		24,940		30,735		-		156,745
Depreciation expense		5,832		14,504		50,747		14,242		26,121		50,168		-		161,614
Disposals		-		-		-		-		-		-		-		-
Accumulated depreciation – December 31, 2013		23,432		51,830		66,960		44,173		51,061		80,903		-		318,359
Carrying value – December 31, 2013		156,568		49,940		122,156		42,990		107,102		180,872		3,605,576		4,265,204

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

9 Property, plant and equipment (continued)

	Land and building		Exploration equipment		Computer and office equipment		Computer software		Furniture and fixtures		Leasehold improve- ments		Construction in progress		Total
	$		$		$		$		$		$		$		$

Historical cost – January 1, 2014		180,000		101,770		189,116		87,163		158,163		261,775		3,605,576		4,583,563
Additions		-		-		-		-		13,274		-		23,159,211		23,172,485
Disposals		-		(11,010)		-		-		-		-		-		(11,010)
Historical cost – December 31, 2014		180,000		90,760		189,116		87,163		171,437		261,775		26,764,787		27,745,038

Accumulated depreciation – January 1, 2014		23,432		51,830		66,960		44,173		51,061		80,903		-		318,359
Depreciation expense		5,643		8,228		63,039		17,196		34,067		47,900		-		176,073
Disposals		-		-		-		-		-		-		-		-
Accumulated depreciation – December 31, 2014		29,075		60,058		129.999		61,369		85,128		128,803		-		494,432
Carrying value – December 31, 2014		150,925		30,702		59,117		25,794		86,309		132,972		26,764,787		27,250,606

During the year ended December 31, 2014, the Company advanced $19,754,594 ($3,605,576 in 2013) to various suppliers in relation to the purchase of equipment (see also note 11).

10 Long-term advance

On July 13, 2012, the Company entered into an agreement with the Sept-Îles Port Authority (the “Port”) to secure usage of a new multi-user deep water dock facility that the Port is constructing (the “Port Agreement”).

Per the Port Agreement, the total initial commitment by the Company is $20,465,016 (the “Buy-in Payment”), which constitutes an advance on Alderon’s future shipping fees. The Buy-in Payment was payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second of which was paid on June 28, 2013. The Buy-in Payment will be reimbursed to the Company via a discount that will be applied to shipping fees to be billed by the Port once Alderon’s usage of the multi-user facility commences. The Company has a take or pay obligation based on a discounted rate applied on 50% of the 8,000,000 tons minimum annual shipping capacity and is payable even if Alderon does not use the facilities.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

11 Payables and accrued liabilities
	As of December 31,
	2014		2013
	$		$
Accrued development costs		3,830,541		9,159,018
Accrued payable on purchases of equipment (note 9)		3,404,617		-
Accrued legal and professional expenses		408,045		441,619
Accrued salaries and benefits		402,935		2,101,783
Trade accounts payable		336,265		807,884
Sales tax credits payable		319,886		148,063
Accrued environmental, aboriginal, government and community expenses		59,313		240,595
Accrued finder’s fee (note 27)		-		1,198,875
Other accrued liabilities		160,765		81,689
		8,922,367		14,179,526

12 Bridge financing

On July 13, 2012, Liberty provided a bridge loan (the “Note”) to the Company in the amount of $10,500,000. Liberty also had agreed to provide a further $10,500,000 (the “Additional Note”), if necessary. As per the terms of the Note, when the Company completed the subscription transaction with Hebei Iron & Steel Group Co., Ltd. (“Hebei”) (see note 16), Alderon was required to reimburse the entire principal amount of the Note then outstanding, together with all accrued and unpaid interest thereon. The Company repaid this amount on September 4, 2012, along with an establishment fee, equivalent to 1.5% of the principal amount of the Note as well as a commitment fee, equivalent to 0.75% of the principal amount of the Additional Note.

13 Convertible debt

On February 24, 2014, Liberty provided a loan to The Kami LP (the “Note”) in the amount of $22,000,000. $21,000,000 of the gross proceeds of the Note was used to fund the Security Deposit. The remaining $1,000,000 was used for working capital purposes, including for the payment of the establishment fee and transaction costs. Commencing 12 months after the issuance of the Note, the principal amount of the Note and any accrued but unpaid interest, become convertible at Liberty’s option into the Company’s common shares at a conversion price equal to $2.376 per common share. The Note is secured with a mortgage over the Kami Project and bears interest at a rate of 8% per annum, payable on June 30th and December 31st of each year. A 1.5% establishment fee was paid to Liberty in connection with the Note. The Company has the option to prepay the entire balance of the Note, at a premium of a 20% internal rate of return to Liberty. The maturity date of the Note is December 31, 2018.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

13 Convertible debt (continued)

The issuance of the Note was recorded at inception as follows:

	$
Debt component		18,266,247
Equity component		3,403,753
Transaction costs		330,000
Gross proceeds		22,000,000

*As of February 24, 2014, the effective interest rate that was used to accrete the liability component of the Note up to the principal amount at maturity was 12.7%.

The recording of the equity component of the Note as described in the table above increased the non-controlling interest in the Company by $850,938.

On December 8, 2014, Alderon and Liberty amended the Note (the “Amended Note”). Liberty agreed to defer the payments of the interest due on December 31, 2014 and June 30, 2015. The deferred interest is added to the principal amount of the Note and is subject to interest in accordance with the terms of the Amended Note. In consideration of such deferral, Liberty is to be issued on each deferred interest payment date a number of warrants determined by dividing the interest payable by a dollar amount equal to a 10% premium to the volume weighted average trading price of the Company’s common shares on the TSX for the five trading days prior to the applicable interest payment date. The Company issued to Liberty 1,987,083 warrants with an exercise price of $0.4465 on December 31, 2014 (see note 17) and accounted for this as additional transaction costs of the Note which modifies the carrying amount of the Note. The effective interest rate of the Amended Note is 13.3%.

Transactions affecting the debt component for the year ended December 31, 2014 were as follows:

	$
Balance at January 1, 2014		-
Issuances		18,266,247
Transaction costs (note 17)		(799,948)
Accretion		1,386,079
Balance at December 31, 2014		18,852,378

During the year ended December 31, 2014, the Company accrued and paid $607,562 in interest charges. The accrued and paid amount and $1,087,261 in accretion charges are capitalized to mineral properties (see note 8). $298,818 has been charged to interest costs in the consolidated statement of comprehensive loss for the year ended December 31, 2014.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

14 Related party disclosures

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

Remuneration attributed to key management personnel can be summarized as follows:

	Years ended December 31,
	2014	2013	2012
	$	$	$
Short-term benefits*	3,472,390	3,462,913	1,959,607
Share-based compensation	658,166	1,986,535	6,411,959
Incentive compensation other than share-based compensation	130,000	1,402,737	2,557,813
	4,260,556	6,852,185	10,929,379

*	include base salaries, pursuant to contractual employment or consultancy arrangements, Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Other related parties

King & Bay West Management Corp. (“King & Bay”): King & Bay is an entity that is owned by the Executive Chairman of the Company’s Board of Directors. King & Bay provides certain administrative, management, geological, legal and regulatory, corporate development, information technology support and corporate communications services to the Company.

McInnes Cooper (“McInnes”), formerly Ottenheimer Baker Barristers & Solicitors: A Director of the Company was a partner at McInnes, which provides certain legal services to the Company.

Cassels Brock & Blackwell LLP (“Cassels”): A former Director of the Company is the Deputy Managing Partner of Cassels, which acted as lead external counsel for the Company.

Liberty: Liberty is a significant shareholder of the Company and is entitled to a representative on Alderon’s Board of Directors. During the years ended December 31, 2014 and 2013, Liberty provided the Company with financing (see notes 12 and 13).
HBIS International Holding (Canada) Co., Ltd (“HBIS”): HBIS is a subsidiary of Hebei, a significant shareholder of the Company. HBIS has nominated two individuals who act as officers of Kami GP and provide services to the Company.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

14 Related party disclosures (continued)

Forbes & Manhattan, Inc. (“F&M”): F&M is an entity that is wholly owned by the spouse of the former Vice Chairman of the Company’s Board of Directors. F&M provided certain financial management and business consulting services to the Company.

2227929 Ontario Inc. (“Ontario”): Ontario is an entity that shares office premises with F&M, which in turn acted from time to time as an agent for Ontario for various activities and services. On October 1, 2012, the Company entered into a shared costs service agreement (the “Service Agreement”) with Ontario for certain promotional, corporate development and general and administrative services. The Service Agreement was terminated on October 1, 2013.

Image Air Charter Ltd. (“Image Air”): On March 1, 2012, the Company entered into a two-year aircraft charter agreement (the “Charter Agreement”) with Image Air for a plane that Image Air leases from a limited partnership. The former Vice Chairman of the Company’s Board of Directors is the sole limited partner of this limited partnership. The Charter Agreement was terminated on April 9, 2013.

Transactions entered into with related parties other than key management personnel, not otherwise disclosed, include the following:
	Years ended December 31,
	2014	2013	2012
	$	$	$
King & Bay	1,018,373	1,558,066	2,008,486
Cassels	807,002	1,708,821	2,139,726
HBIS	381,266	144,007	-
McInnes	45,947	11,315	18,717
Image Air*	-	-	606,262
F&M*	-	-	480,000
Liberty	-	-	349,017
Ontario*	-	-	79,736
	2,252,588	3,422,209	5,681,944

*These entities are no longer related parties in 2013 and 2014.

Amounts owed to related parties other than key management personnel are summarized below.

	Years ended December 31,
	2014		2013
	$		$
Liberty		399,974		-
King & Bay		131,916		92,423
HBIS		82,671		-
Cassels		-		128,606
		614,561		221,029
.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

15 Deferred share units (“DSUs”)

The Company has in place a program (the “DSU Plan”) whereby Directors are issued DSUs, which vest immediately, are equivalent in value to a common share upon issuance of the Company and are settled in cash. Under the DSU Plan, Directors have the option to convert 25, 50, 75 or 100 percent of their annual director fees into DSUs. The director fees are converted into DSUs on a quarterly basis by dividing the director fees by the closing value of Alderon’s share price at the end of each quarter. DSUs can only be redeemed following departure from the Company in accordance with the terms of the DSU Plan.

A summary of the activity related to the Company’s DSUs is provided below.

Year ended December 31, 2014
Number
Balance, beginning of period	-
Granted	323,968
Redeemed	-

Balance, end of period	323,968

The Company recorded compensation costs of $131,150 related to the outstanding DSUs in the consolidated statement of comprehensive loss for the year ended December 31, 2014.

16 Share capital

The Company has authorized for issue an unlimited number of common shares (being voting and participating shares) without par value, and all shares issued and outstanding as of December 31, 2014 and December 31, 2013 are fully paid. Pursuant to the Company’s articles of incorporation (the “Articles”), the Company may by following the procedures set out in the Articles and the Business Corporations Act (British Columbia) (the “Act”): create one or more classes or series of shares, with rights and restrictions specific to each class; subdivide or consolidate all or any of its unissued or fully paid issued shares; alter the identifying name of any of its shares; or otherwise alter its shares or authorized share structure when required or permitted to do so by the Act.

Common shares issued pursuant to private placements

On January 13, 2012, the Company completed a private placement with Liberty, pursuant to a subscription agreement that resulted in the issuance of 14,981,273 of the Company’s common shares in exchange for aggregate gross proceeds of $39,999,999, less cash transaction costs of $2,662,528, which in turn were comprised primarily of the placement agent’s cash placement fee equal to 6% of the gross proceeds. Liberty also has a pre-emptive right to participate in any future equity financings of Alderon, and in the event that Liberty desires to sell any of the aforementioned purchased shares, Alderon will hold the right to identify a purchaser or purchasers to whom those shares shall be sold.

On September 4, 2012, the Company completed a subscription transaction (the “Subscription Transaction”) with Hebei, pursuant to an agreement whereby Hebei purchased 25,858,889 of the Company’s common shares by way of a private placement in exchange for aggregate gross proceeds of $62,319,922, less cash transaction costs of $1,435,901.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

16 Share capital (continued)

On closing of the Subscription Transaction, Hebei and Alderon also entered into an arrangement pursuant to which Hebei would invest an additional $119,926,293 (the “Initial Investment”) in exchange for a 25% interest in the Kami Project. Per the definitive agreements entered into between the Company and Hebei, the latter’s 25% interest would be made into The Kami LP. The Kami LP was established in order to develop and operate the Kami Project, and it is this entity into which Alderon would transfer all assets associated with the Kami Project contemporaneously with the Initial Investment. Alderon and Hebei would be required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests. However, Hebei’s further contributions to The Kami LP will depend upon the amount of aggregate proceeds received as project debt financing and will not exceed $220,000,000.

On March 15, 2013, Hebei contributed the Initial Investment, and Alderon contributed the Kami Property and its related assets to The Kami LP. In connection with Hebei’s contribution of the Initial Investment, the Company has provided confirmations to Hebei with respect to certain information rights related to the development of the Kami Project and to the use of the Initial Investment proceeds.

Also, Hebei has agreed to purchase, upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The price paid by Hebei will be based on the Platts Iron Ore Index (“Platts Price”), including additional quoted premium for iron content greater than 62%, less a discount equal to 5% of such quoted price. Hebei also will have the option to purchase additional tonnages at a price equal to the Platts Price, without any such discount.

In addition to the capitalized incremental transaction costs noted above, in September 2012, the Company committed to pay up to $9,813,750 in finder’s fees, financial advisory and other legal costs, $8,014,850 of which were incurred during the year-ended December 31, 2012. These costs, while incurred in connection with the overall transaction with Hebei, were deemed not directly attributable to the issuance of common shares. Consequently, these costs were expensed as incurred and have been presented under general and administrative expenses in the accompanying consolidated statement of comprehensive loss for the year-ended December 31, 2012. The remaining $1,798,900 represents finder’s fees associated with the Initial Investment (see note 27).

Concurrent with the closing of the Subscription Transaction with Hebei, Liberty exercised its pre-emptive right to maintain its relative proportionate interest in the Company following this private placement. Consequently, Liberty acquired 3,816,181 common shares for additional gross proceeds to the Company of $9,196,996.

Alderon engaged a contractor under an agreement (the “Contractor Agreement”) pursuant to which the contractor was engaged to provide financial, management and business consulting services to the Company. On November 12, 2014, the Company and the contractor agreed to terminate the Contractor Agreement and settle all outstanding fees and expenses under the Contractor Agreement in exchange for the issuance of 1,990,049 common shares of Alderon.

In November 2014, the Company cancelled 155 shares that it held in Treasury.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

17 Warrants

As noted above (see note 13) the Company issued 1,987,083 warrants to Liberty on December 31, 2014, which expire on December 31, 2018.

A summary of the activity related to the Company’s warrants is provided below.

	Year ended December 31, 2014
	Number	Weighted average exercise price $

Balance, beginning of period	-	-
Granted	1,987,083	0.45
Exercised	-	-
Expired	-	-

Balance, end of period	1,987,083	0.45

Fair value input assumptions

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine the fair value of the warrants granted to Liberty at the date of issuance. As of December 31, 2014, the total fair value of the warrant grant of $399,974 was recorded under share capital, warrants and conversion option in the consolidated statement of financial position and increased the non-controlling interest in the Company by $99,993.

Year ended December 31,
2014

Expected dividend yield	0.0%
Estimated volatility	70.3%
Weighted average risk-free annual interest rate	1.25%
Contractual term (years)	4
Grant date fair value	$0.20

18 Stock options

The Company operates an equity-settled share-based compensation plan under which the Company receives services from employees as consideration for equity instruments of the Company. The related stock option plan (the “Plan”) follows applicable stock exchange policies regarding stock option awards granted to employees, directors and consultants.

Previously, the Plan allowed a maximum of 10% of the issued shares to be reserved for issuance under the Plan. On June 20, 2013, at the Company’s Annual General and Special Meeting of Shareholders, the Company received approval for an amendment to the Plan to reserve for issuance a fixed maximum number of shares equal to 16,500,000.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

18 Stock options (continued)

Options granted under the Plan have a maximum term of ten years. The vesting terms are at the discretion of the Company’s Board of Directors. Although the options have a maximum term of ten years, the options issued for the years ended December 31, 2014, 2013 and 2012 were granted with a term of five years.

The following table summarizes the activity under the Company’s stock option plan.

	Year ended December 31, 2014		Year ended December 31, 2013		Year ended December 31, 2012
	Number	Weighted average exercise price $	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Balance, beginning of period	14,830,000	2.46	14,102,500	2.58	11,636,300	2.57
Granted	600,000	1.48	1,655,000	1.40	3,015,000	2.49
Exercised	-	-	-	-	(386,300)	1.51
Forfeited	(1,335,000)	2.27	(927,500)	2.42	(162,500)	2.72

Balance, end of period	14,095,000	2.44	14,830,000	2.46	14,102,500	2.58

	Options outstanding as of December 31, 2014
Exercise price	Number	Weighted average remaining expected life (years)	Weighted average exercise price ($)

0.97 - 1.50	2,635,000	2.40	1.34
1.51 - 2.25	3,785,000	1.95	1.82
2.26 - 3.00	2,885,000	1.56	2.67
3.01 - 3.70	4,790,000	1.56	3.39

	14,095,000	1.82	2.44

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

18 Stock options (continued)

	Options exercisable as of December 31, 2014
Exercise price	Number	Weighted average remaining contractual life (years)	Weighted average exercise price ($)

0.97 - 1.50	1,847,500	1.72	1.35
1.51 - 2.25	3,620,000	1.87	1.83
2.26 - 3.00	2,885,000	1.56	2.67
3.01 - 3.70	4,790,000	1.56	3.39

	13,142,500	1.67	2.51

As of December 31, 2014, the total compensation cost related to unvested stock options not yet recognized amounted to $193,792 ($583,555 in 2013, $2,203,640 in 2012). This amount is expected to be recognized over a weighted average period of 0.88 years (0.86 years in 2013, 0.83 years in 2012).

Share-based compensation costs for the year ended December 31, 2014 totaled $639,041 ($2,586,273 in 2013, $9,019,475 in 2012): $108,465 capitalized in mineral properties ($386,958 in 2013, nil in 2012); nil in exploration and evaluation expenses ($39,912 in 2013, $934,570 in 2012); $530,576 in general and administrative expenses ($2,133,407 in 2013, $7,391,055 in 2012); and nil in environmental, aboriginal, government and community expenses ($25,996 in 2013, $693,850 in 2012).

The Company settles stock options exercised through the issuance of common shares from treasury.

Fair value input assumptions

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards for options granted during each of the periods presented.

	Year ended December 31,
	2014	2013	2012

Expected dividend yield	0.0%	0.0%	0.0%
Estimated volatility	59.5%	63.5%	70.5%
Weighted average risk-free annual interest rate	1.09%	1.15%	1.23%
Weighted average expected life (years)	2.5	2.5	2.5
Grant date fair value	$0.55	$0.55	$1.08

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

19 Non-controlling interest

The Kami LP has material non-controlling interest. The following is summarised financial information for The Kami LP, prepared in accordance with IFRS. The information is before inter-company eliminations with other subsidiaries of the Company.

	Year ended December 31,	Year ended December 31,
	2014	2013
	$	$

Loss from operations	(16,653,310)	(8,105,889)
Net finance income	429,651	1,273,876
Net loss and comprehensive loss	(16,223,659)	(6,832,013)
Net loss and comprehensive loss attributable to non-controlling interest	(4,055,915)	(1,708,003)

Current assets	38,468,260	86,122,508
Non-current assets	224,044,876	162,985,131
Current liabilities	(29,221,042)	(22,247,988)
Non-current liabilities	(18,852,378)	-
Net assets	214,439,716	226,859,651
Net assets attributable to non-controlling interest	53,609,929	56,714,913

Cash flows used in operating activities	(1,464,333)	(11,651,429)
Cash flows used in investing activities	(88,725,546)	(26,709,242)
Cash flows from financing activities	21,670,000	119,926,293
Net (decrease) increase in cash	(68,519,879)	81,565,622

The carrying amount of non-controlling interest was adjusted by $950,931 ($61,503,377 in 2013) to reflect the change in the non-controlling interest’s relative interest in The Kami LP. The difference between this adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received is recognized directly in equity and attributed to owners of the Company.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

20	Operating expenses

Components of the Company’s operating expenses include the following:
	Years ended December 31,
	2014	2013	2012
	$	$	$
Share-based compensation costs	530,576	2,199,315	9,019,475
Salaries, employment taxes and short-term benefits	2,639,761	2,973,592	4,707,401
Total employee benefit expenses	3,170,337	5,172,907	13,726,876

Consulting, professional and legal fees	7,276,917	7,028,024	19,722,104
Goods and services*	930,890	2,250,502	37,750,374
Building rental, services and maintenance	670,847	458,956	446,092
Depreciation	144,417	147,940	103,345
Other	254,842	171,729	30,131
Total operating expenses, by nature	12,448,250	15,230,058	71,778,922

* including, but not limited to, technical consulting expenses, engineering costs, drilling costs, helicopter support, travel and other costs.

21	Income taxes

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax recovery presented in the accompanying consolidated statements of comprehensive loss is provided below.

	Years ended December 31,
	2014	2013	2012
	$	$	$
Loss before income taxes	(11,891,467)	(13,579,041)	(71,697,575)

Income tax recovery at combined federal and provincial income tax rate of 27.2% (2013-27.2%, 2012-27.0%)	3,229,763	3,693,499	19,358,345
Change in unrecognized deferred income tax assets	(1,656,234)	(2,769,750)	(17,716,455)
Share-based compensation costs	(125,059)	(597,449)	(2,433,815)
Income tax attributable to non-controlling interest	(900,699)	(496,250)	-
Impact of the equity component of the Liberty Loan	(987,091)	-	-
Change in renounced expenditures pursuant to flow-through share agreements	-	-	(77,790)
Impact of future income tax rates applied versus current statutory rate	206,297	207,632	1,242,542
Non-deductible expenditures and other	233,023	(37,682)	(156,367)

	-	-	216,460

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

21	Income taxes (continued)

Deferred tax assets and liabilities are attributable to the following:

	December 31,
	2014	2013
	$	$

Deferred tax assets (liabilities)
Mining properties	510,750	-
Convertible debt	(510,750)	-

Net deferred tax assets (liabilities)	-	-

The deferred tax recovery is comprised of the following components:
	Years ended December 31,
	2014	2013	2012
	$	$	$

Origination and reversal of temporary differences	(1,656,234)	(2,769,750)	(17,716,455)
Changes in unrecognized deductible temporary differences	1,656,234	2,769,750	17,716,455
Deferred tax recovery on reversal of flow-through share premium obligation	-	-	216,460
Total tax recovery	-	-	216,460

Income tax recovery for the year ended December 31, 2012 is entirely domestic in nature and represents deferred taxation arising subsequent to the renunciation of expenditures pursuant to the issuances of flow-through shares.

Significant components of the Company’s unrecognized deferred income tax assets are summarized below.

	Years ended December 31,
	2014	2013	2012
	$	$	$

Temporary differences attributable to:
Non-capital losses	18,237,500	15,134,000	11,486,000
Mineral properties	14,932,000	16,075,500	16,655,000
Share-issue expenses	554,750	862,000	1,228,000
Property, plant and equipment	111,500	102,250	35,000
Allowable capital losses	136,000	136,000	136,000
	33,971,750	32,309,750	29,540,000

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

21	Income taxes (continued)

As of December 31, 2014, the Company’s unrecognized non-capital loss carryforwards expire as follows:
$

2015	271,231
2027	289,664
2028	385,975
2029	81,027
2030	2,956,099
2031	7,672,864
2032	29,359,621
2033	13,052,010
2034	8,819,260
62,887,751

The Company currently has unrecognized investment tax credits related to qualifying expenditures. These investment tax credits, which as of December 31, 2014 totaled $6,680,217 are not refundable and expire as follows:
$

2030	209,155
2031	1,395,974
2032	3,273,870
2033	1,801,218
6,680,217

Deferred tax assets have not been recognized in respect of all of these items because it is not probable that future taxable profit will be available against which the Company can utilize benefits therefrom.

Non-capital loss carryforwards are subject to review, and potential adjustment, by tax authorities.

22 Net loss per share

For the years ended December 31, 2014, 2013 and 2012, diluted net loss per share was calculated based on the net loss and comprehensive loss attributable to owners of the parent using the basic weighted average number of shares outstanding, since all outstanding conversion options, warrants and stock options have been excluded from the calculation of diluted net loss per share because they were anti-dilutive. Accordingly, diluted net loss per share for each period was the same as the basic net loss per share.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

23 Supplemental disclosure of cash flow information
	Years ended December 31,
	2014	2013	2012
	$	$	$
Changes in operating assets and liabilities
Receivables	2,758,346	(1,174,187)	162,569
Prepaid expenses and other current assets	(924,403)	(618,512)	1,346,789
Long-term advance (note 10)	-	(10,232,508)	(10,232,508)
Payables and accrued liabilities	1,937,253	(2,880,120)	(835,609)
Due to related parties	(6,442)	(88,195)	152,361
	3,764,754	(14,993,522)	(9,406,398)

24 Capital disclosures

The Company’s objective in managing capital, consisting of equity, with cash and cash equivalents being its primary component, is to ensure sufficient liquidity to fund: development and other Kami Project activities; general and administrative expenses; working capital; and capital expenditures.

Management regularly monitors the Company’s capital structure and makes adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the development stage, and the Company does not generate any revenue. Accordingly, the Company is dependent upon sources of external financing to fund both the Kami Project and its other costs. While the Company endeavours to minimize dilution to its shareholders, management has in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

The Company’s policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s Kami Project. Although the Company is not subject to any capital requirements imposed by any regulators or by any other external source, Alderon has provided confirmation to Hebei with respect to the use of the Initial Investment proceeds.

As at December 31, 2014, $13,045,743 of cash is held by The Kami LP which is the remaining amount of the Initial Investment. Under the terms of the agreements with Hebei, Alderon has agreed that the proceeds from the Initial Investment would be used solely for Kami Project related expenditures. As a result, Alderon is restricted from transferring this cash from The Kami LP to Alderon. Currently this restriction does not have an effect on Alderon’s ability to meet its short- to medium-term obligations as Alderon held $8,397,160 of cash and cash equivalents as at December 31, 2014. However, Alderon will need to obtain additional financing at the parent company level in the future.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

25 Financial instruments, financial risk management and fair value

Financial risk management

The Company is exposed in varying degrees to certain risks arising from financial instruments, as discussed below.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As discussed in note 24, the Company’s capital management objectives include working to ensure that the Company has sufficient liquidity to fund Company activities that are directly and indirectly related to the advancement of the Kami Project.

The Company endeavours to ensure that it will have sufficient liquidity in order to meet short- to medium-term business requirements and all financial obligations as those obligations become due (see also Nature of operations and going concern in note 1). Historically, sufficient liquidity has been provided predominantly through external financing initiatives, including strategic, traditional and flow-through private placements to investors and institutions. The Company does not currently have sufficient resources to fund the construction of the Kami Project. Alderon is actively engaged in discussions to raise the necessary capital to meet its funding requirements for the Kami Project, including debt and equity financing. The Company will continue to rely upon sources of external financing in future periods until such time as commercial production commences. There is no assurance that financing of sufficient amounts or on terms acceptable to the Company will be available.

The following are the contractual maturities of the financial liabilities as of December 31, 2014:
	Carrying Amount	Contractual Cash Flows	Less than 1 year	1-2 years	3-4 years	More than 5 years
	$	$	$	$	$	$
Payables and accrued liabilities	8,602,481	8,602,481	8,602,481	-	-	-
Due to related parties	614,561	614,561	614,561	-	-	-
Convertible debt	18,852,378	30,450,000	985,000	3,800,000	25,665,000	-
	28,069,420	39,667,042	10,202,042	3,800,000	25,665,000	-
Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s receivables consist primarily of sales tax credits, which are due from Canadian federal and provincial tax agencies. Additionally, the Company’s cash and cash equivalents and restricted short-term investments are held in deposit at high-credit quality Canadian financial institutions. As a result, management considers the risk of non-performance related to accounts receivable, cash and cash equivalents and restricted short-term investments to be minimal.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

25 Financial instruments, financial risk management and fair value (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Fluctuations of market interest rates have little impact on the Company’s financial results since the Company does not have variable rate debt at December 31, 2014. Changes in market interest rates do not have an impact on interest expense related to the Amended Note because the rate of the Amended Note is fixed.

Fair value

The carrying values of the Company’s cash and cash equivalents, restricted short-term investments, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market. The determination of fair value of the convertible debt as at December 31, 2014 is based on a discounted cash flow model using the current market interest rate that the Company could have obtained for a similar secured loan without a conversion option.

The fair values of the Company’s financial assets and liabilities, together with the carrying values included in the balance sheet, as of December 31, 2014 and December 31, 2013 are presented below.

December 31, 2014	Carrying value	Fair value
	$	$
Financial assets
Cash and cash equivalents	21,442,903	21,442,903
Restricted short-term investments (note 5)	22,202,011	22,202,011
Receivables (note 7)	582,951	582,951
Financial liabilities
Payables and accrued liabilities (note 11)	(8,602,481)	(8,602,481)
Due to related parties (note 14)	(614,561)	(614,561)
Convertible debt (note 13)	(18,852,378)	(16,955,000)
	16,158,445	18,055,523

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

25 Financial instruments, financial risk management and fair value (continued)

December 31, 2013	Carrying value	Fair value
	$	$
Financial assets
Cash and cash equivalents	95,366,039	95,366,039
Receivables (note 7)	270,829	270,829
Financial liabilities
Payables and accrued liabilities (note 11)	(14,031,463)	(14,031,463)
Due to related parties (note 14)	(221,029)	(221,029)
	81,384,376	81,384,376

In the preceding tables, receivables exclude sales tax credits, and payables and accrued liabilities exclude sales tax credits payable.

Fair value hierarchy

The Company defines the fair value hierarchy for financial instruments carried at fair value as follows:
a)	Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities.
b)	Level 2 fair value measurements includes inputs other than quoted prices included in level 1 that are observable for the assets or liability, either directly or indirectly.
c)
Level 3 valuations use unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instrument for which the determination of fair value requires significant judgment or estimation.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair valued measurement of the instrument.

26 Segment information

The Company operates in a single operating segment, being the acquisition, exploration and evaluation of mineral resources. All of the Company’s resource properties and items of property, plant and equipment are located in Canada.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

27 Commitments and contingencies

In connection with the 2010 purchase from Altius Resources Inc. (“Altius”) of the Kami Property, Alderon committed to paying Altius a 3% gross royalty on iron ore concentrate that is generated from the Kami Project.

The Company expects to pay $510,000 in 2015, $262,000 in 2016 and $18,000 in 2017 with regards to various operating leases for its premises.

In connection with the closing of the Subscription Transaction (see note 16), the Company had committed to pay a finder’s fee associated with the Initial Investment (the “Finder’s Fee”) and an off-take sales fee to the finder engaged to identify Hebei to the Company and to assist with the conclusion of the transaction with Hebei (the “Finder”). On March 15, 2013, the Company sent notice terminating the finder’s fee agreement, in accordance with its terms. On July 31, 2013, the Company and the Finder concluded a settlement agreement for the Finder’s Fee and the off-take sales fee. The total amount of the settlement is $1,798,500. All payments made also included an interest amount calculated at a rate of 1% per annum from April 30, 2013 until the date of payment. As part of the settlement, the Finder has released all claims to the off-take sales fee.

On March 1, 2012, the Company entered into the Charter Agreement with Image Air for a plane that Image Air leases from a limited partnership. The former Vice Chairman of the Company’s Board of Directors is the sole limited partner of this limited partnership. Per the Charter Agreement, the minimum cost to the Company is $44,400 per month, with additional charges incurred for each hour that the aircraft is flown. On April 9, 2013, the Company sent notice to Image Air terminating the Charter Agreement, in accordance with its terms. On November 28, 2014, the Company obtained a release of all outstanding claims under the Charter Agreement from Image Air.

The Company has negotiated contracts with suppliers in relation to the purchase of equipment. As at December 31, 2014, payments of $31,560,000 remain to be paid on the equipment for contracts entered into and approximately $30,230,000 of this amount is contingent on confirmation by the Company of future fabrication of this equipment.

On January 21, 2014, the Company entered into an agreement (the “Agreement”) with the Town of Labrador City (“Labrador City”) with respect to the development of the Kami Project. Under the terms of the Agreement, the Company will pay to Labrador City an annual grant based on the Kami Project mining operations that will be located in the Municipal Planning Area of Labrador City. The Company will not be required to pay municipal or other taxes except with respect to such assets and business of the Company, as may be located from time to time within the town boundaries of Labrador City.

On January 21, 2014, the Company and the Innu Nation entered into an Impact and Benefits Agreement ("IBA") with respect to carrying out the Kami Project. The IBA provides for participation in the Kami Project on the part of the Innu Nation in the form of training, jobs and contract opportunities, along with providing their community with financial and socio-economic benefits over the life of the mine. The IBA also contains provisions which recognize and support the culture, traditions and values of the Innu Nation.

On March 25, 2014, the Company signed a Grant-in-lieu of Municipal Taxes Agreement (the “Wabush Agreement”) with the Town of Wabush (“Wabush”) with respect to the development of the Kami Project. Under the terms of the Wabush Agreement, the Company will pay to Wabush an annual grant-in-lieu of municipal taxes on the Kami Project mining operations. Payments under the Wabush Agreement will commence after initial production occurs at the Kami Project. As long as the Company makes the payments required under the Wabush Agreement, Wabush will not seek to charge or assess the Company for any municipal taxes in relation to the Kami Project or the business carried on by the Company on the Kami Project.

Alderon Iron Ore Corp.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014

(amounts in Canadian dollars, except share/option/warrant data)

27 Commitments and contingencies (continued)

On May 27, 2014, Alderon signed a benefits agreement with the Province of Newfoundland and Labrador (the “Provincial Agreement”). The Provincial Agreement covers the life of the Kami Project and sets out employment, procurement and training benefits. Under the terms of the Provincial Agreement, Alderon has committed to provide full and fair opportunity and first consideration for provincial residents and suppliers. The Company has also agreed to establish an education and training fund commencing after the Kami Project achieves commercial production.

On June 30, 2014, the Company announced the completion of the required engineering work in order to commence construction at the Kami Project. The commencement of construction remains subject to the completion of the Company’s financing plan and project sanction by the Board of Directors of Alderon. As such, Alderon has temporarily suspended any further work by its EPCM contractor. It is likely that the temporary suspension of the EPCM contractor will result in certain demobilization costs to be incurred and charged to the Company in accordance with the terms of the EPCM contract. As at December 31, 2014, the Company has estimated an accrual of $3,300,000 in demobilization costs, which have been accounted as development expenses in the consolidated statements of comprehensive loss as these costs were determined to not be directly attributable to the Kami Project for the year ended December 31, 2014. The actual amount to be incurred is a function of the duration of delay, actual costs incurred and commitments entered into by the EPCM contractor, and adjustments to the estimate will be recorded in future periods as necessary.

On July 29, 2014, the Company entered into an off-take agreement (the “Glencore Agreement”) with a subsidiary of Glencore plc (“Glencore”), with respect to an off-take transaction pursuant to which Glencore will acquire all of actual annual production from the Kami Project that has not been allocated to Hebei. Under the terms of the Glencore Agreement, Glencore will be obligated to purchase upon the commencement of commercial production, 40% of the actual annual production from the Kami Project up to a maximum of 3,200,000 tonnes of the first 8,000,000 tonnes of iron ore concentrate produced annually at the Kami Project. The term of the Glencore Agreement will continue until the Company has delivered 48,000,000 tonnes of iron ore concentrate to Glencore, which is expected to be 15 years after the commencement of commercial production. The market price paid by Glencore will be based on the monthly average price for iron ore sinter feed fines quoted by Platts Iron Ore Index for 62% iron content (plus additional quoted premium for iron content greater than 62%), less a discount equal to 2% of such quoted price.

In the normal course of operations, the Company may become involved in various claims and legal proceedings. No contingent liabilities have been accrued for claims or litigations as of December 31, 2014 or 2013, nor are there, in management’s view, any known disputes pending against the Company that could significantly impact the Company’s consolidated financial statements.

ITEM 19.  EXHIBITS

1.1	Current Articles - 2005

1.2(1)	Certificate of Certificate of Change of Name dated September 30, 2011

1.3	Notice of Articles dated February 5, 2015

4.1(1)	Option Agreement between Altius Resources Inc. and 0860132 B.C. Ltd. dated November 2, 2009

4.2(1)	Share Exchange Agreement between 0860132 B.C. Ltd., Mark J. Morabito and the Company dated December 15, 2009 (Privco Acquisition Agreement)

4.3(1)	Assignment Agreement between 0860132 B.C. Ltd, the Company and Altius Resources Inc. dated December 15, 2009

4.4(1)	Waiver and Acknowledgment between 0860132 B.C. Ltd., the Company and Altius Resources Inc. dated January 15, 2010

4.5(1)	Royalty Agreement between Altius Resources Inc. and the Company dated December 6, 2010

4.6(1)	Subscription Agreement between the Company and Liberty Metals & Mining Holdings, LLC dated January 11, 2012

4.7(2)	Subscription Agreement between the Company and Hebei Iron & Steel Group Co., Ltd. dated April 13, 2012

4.8(3)	Agreement Amending April 13 2012 Subscription Agreement between the Company and Hebei Iron & Steel Group Co., Ltd. dated August 10, 2012

4.9(3)	Investor Rights Agreement between the Company, Hebei Iron & Steel Group Co., Ltd. and HBIS International Holding (Luxembourg) S.A.R.L. dated August 31, 2012

4.10 (3)	Iron Ore Off-Take Agreement between The Kami Mine Limited Partnership and Hebei Iron & Steel Group Co., Ltd. dated August 31, 2012

4.11(3)	Limited Partnership Agreement between Kami General Partner Limited, the Company, HBIS International Holding (Canada) Co. Ltd. and Hebei Iron & Steel Group Co., Ltd. dated August 31, 2012

4.12(3)	Shareholders Agreement between Kami General Partner Limited, the Company and HBIS International Holding (Canada) Co. Ltd. dated August 31, 2012

4.13(3)	Management Agreement between The Kami Mine Limited Partnership and the Company dated August 31, 2012

4.14(4)
Supplemental Agreement between the Company, Kami General Partner Limited, The Kami Mine Limited Partnership, Hebei Iron & Steel Group Co., Ltd. and HBIS International Holding (Canada) Co. Ltd. dated March 14, 2013

4.15(5)	Power Purchase Agreement between The Kami Mine Limited Partnership and Newfoundland and Labrador Hydro dated February 19, 2014

4.16(5)	Security Agreement between The Kami Mine Limited Partnership and Newfoundland and Labrador Hydro dated February 25, 2014

4.17(5)	Senior Secured Promissory Note between The Kami Mine Limited Partnership, the Company and Liberty Metals & Mining Holdings, LLC dated February 24, 2014

4.18(8)	Off-Take Agreement between The Kami Mine Limited Partnership and Glencore AG dated July 29, 2014

4.19(9)	Secured Note Amending Agreement between The Kami Mine Limited Partnership, the Company and Liberty Metals & Mining Holdings, LLC dated December 8, 2014

4.20(6)	Advance Notice Policy

4.21	Incentive Stock Option Plan

4.22	Deferred Share Unit Plan

8.1	List of Subsidiaries

11.1(7)	Code of Ethics

12.1	Section 302 CEO and CFO Certifications

13.1	Section 906 CEO and CFO Certifications

15.1	Consent of Paul Deering, P.Eng., P.Geo. dated March 27, 2015

15.2	Consent of Angelo Grandillo, Eng., M.Eng. dated March 27, 2015

15.3	Consent of Michael Kociumbas, P.Geo. dated March 27, 2015

15.4	Consent of Patrice Live, Ing. dated March 27, 2015

15.5	Consent of Richard Risto, M.Sc., P.Geo. dated March 27, 2015

_________________

(1)	Filed as an exhibit to, and incorporated by reference from, the Company’s Registration Statement on Form 40-F filed February 23, 2012.
(2)	Filed as an exhibit to, and incorporated by reference from, the Company’s Form 6-K filed April 23, 2012.
(3)	Filed as an exhibit to, and incorporated by reference from, the Company’s Form 6-K filed September 14, 2012.
(4)	Filed as an exhibit to, and incorporated by reference from, the Company’s Annual Report on Form 40-F filed March 22, 2013.
(5)	Filed as an exhibit to, and incorporated by reference from, the Company’s Form 6-K filed March 6, 2014.
(6)	Filed as an exhibit to, and incorporated by reference from, the Company’s Form 6-K, SEC Accession No. 0001287121-14-000055 filed May 8, 2014.
(7)	Filed as an exhibit to, and incorporated by reference from, the Company’s Form 6-K, SEC Accession No. 0001287121-14-000057 filed May 8, 2014.
(8)       Filed as an exhibit to, and incorporated by reference from, the Company’s Form 6-K filed August 8, 2014.
(9)	Filed as an exhibit to, and incorporated by reference from, the Company’s Form 6-K filed December 9, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALDERON IRON ORE CORP.

/s/ Tayfun Eldem

By:           Tayfun Eldem
Chief Executive Officer

Date: March 27, 2015